20 23 _General Extraordinary Stockholders’ Meeting Manual Itaú Unibanco Holding S.A. November 30, 2023 Itaú Unibanco Holding S.A. General Extraordinary Stockholders’ Meeting Manual 2 Contents 1. Message from Management about the ESM Manual 03 2. Information on the Extraordinary Stockholders’ Meeting 04 3. Call notice 05 4. Resolutions – Extraordinary General Stockholders’ Meeting 06 08 82 87 97 99 ATTACHMENT I TO CVM RESOLUTION NO. 81/22 ATTACHMENT II - ATTACHMENT L TO CVM RESOLUTION NO. 81/22 ATTACHMENT III - REPORT ON THE ORIGIN AND RATIONALE OF THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 12 OF CVM RESOLUTION NO. 81/22 ATTACHMENT IV – A - PROXY TEMPLATE FOR HOLDERS OF COMMON SHARES ATTACHMENT IV – B - PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) ATTACHMENT IV – C - INFORMATION OF ATTACHMENT Q TO CVM RESOLUTION No. 81/22 101 Itaú Unibanco Holding S.A. General Extraordinary Stockholders’ Meeting Manual 3 Itaú Unibanco Holding S.A. 1.Message from Management about the ESM Manual São Paulo, October 31, 2023. Dear Stockholder, Aimed at achieving higher efficiency and return on the amounts invested, the Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business. Accordingly, we inform that, on October 26, 2023, our Board of Directors approved the proposal for corporate restructuring that will result in the total spin-off of Banco Itaú BBA S.A. (“Itaú BBA”) and the merger of the spun-off portions into Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco Holding”) and into one of the latter’s subsidiaries, namely Itaú BBA Assessoria Financeira S.A. (“Itaú Assessoria”). In summary, as a result of the proposed transaction, activities will be transferred as follows: (a) all activities related to the financial advisory, structuring and coordination of securities transactions will be transferred to Itaú Assessoria; and (b) all typical activities of financial institutions will be transferred to Itaú Unibanco Holding. We invite you to read this Management’s Proposal, which outlines the matters to be appreciated at the Extraordinary Stockholders’ Meeting of Itaú Unibanco Holding to be held on November 30, as well as how you can attend and vote accordingly. This ESM will be held online and we encourage you to take part remotely by either making use of the remote voting form, as disclosed on the websites of CVM and on the Company’s Investor Relations website: www.itau.com.br/relacoes-com-investidores or through granting proxies, according to the instructions found in the Manual. Should you have any question, please contact us through the communication channels below: • Questions on remote voting: Phone number: (11) 5019-8112 Email: drinvest@itau-unibanco.com.br • Investor Relations department: Phone number: (11) 2794-3547 Email: ri@itau-unibanco.com.br We wish you all a pleasant reading experience! Sincerely yours, Management Itaú Unibanco Holding Itaú Unibanco Holding S.A. General Extraordinary Stockholders’ Meeting Manual 4 2. Information on the Extraordinary General Stockholders’ Meeting Proxies In order to assist stockholders who decide to attend the Extraordinary General Stockholders’ Meeting represented by proxies, we present Attachment IV - A “Proxy Template for Holders of Common Shares.” Alternatively, the Company will provide three (3) proxies who can represent the stockholder at the Meeting and who will vote in strict conformity with the voting instruction given by the stockholder in accordance with Attachment IV – B “Proxy Template for Proxies Provided by the Company” (for Holders of Common Shares).” Information on the proxy request, in accordance with Attachment Q to CVM Resolution No. 81/22, is included in Attachment IV – C hereto. To facilitate the running of the General Stockholders’ Meeting, the Company recommends that stockholders represented by proxies send a copy of the proxy and other documents listed in the Call Notice by November 28, 2023 to email drinvest@itau-unibanco.com.br. Remote voting form The Company will adopt the remote voting system, in accordance with the provisions of CVM and the best market practices. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instruction concerning the matters to be voted on at the Meeting: • by remote voting form sent directly to the Company; or • by form completion instructions transmitted to service providers, as follows: a) to the stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the voting form directly to the Company Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the following documents below to email drinvest@itau-unibanco.com.br by November 23, 2023: (i) the voting form duly filled, initialized and signed (signature notarized by a public notary’s office, consularization and a sworn translation of documents in foreign language not required); and Date Itaú Unibanco Holding’s Extraordinary General Stockholders’ Meeting will be held on November 30, 2023, at 15:00 pm. Opening Quorum The Extraordinary General Stockholders´ Meeting will be open on first call, with the attendance of stockholders representing at least twothirds (2/3) of the voting capital (common shares), in accordance with Article 135, main paragraph, of Brazilian Corporate Law, bearing in mind the proposed amendment to bylaws. We clarify that in case of insufficient quorum to open the aforementioned Meeting on first call, a new call by call notice will be disclosed on due course, and the Meeting will be held at least eight (8) days after a new call notice is published, in accordance with Article 124, paragraph 1, II, of Brazilian Corporate Law. This Meeting will be open on second call with any number of Stockholders holding common shares. Venue The Extraordinary General Stockholders’ Meeting will be held online and remotely. The link and access instructions will be provided by the Company to stockholders who send the documents below to email drinvest@ itau-unibanco.com.br by November 28, 2023: a) Legal Entities: a notarized copy of the articles of association/ bylaws and proof of election of management members, duly registered with the proper trade board. b) Individuals: a digital copy of the ID document bearing the stockholder’s picture. Call notice The Call notice included in item 3 hereof will be published on November 1, 2 and 3, 2023 in O Estado de S. Paulo newspaper. It will also available on the Company’s Investor Relations website (www.itau.com.br/relacoes- com-investidores). Documents provided to Stockholders The documents to be reviewed at the Meeting (Call Notice, Protocol and Justification, Appraisal Reports, Proxy Template and Remote Voting Form) are available to Stockholders on the Investor Relations website www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br. Itaú Unibanco Holding S.A. General Extraordinary Stockholders’ Meeting Manual 5 3.Call Notice (ii) ID document - for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the stockholders’ picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation. Once the documents referred to in items (i) and (ii) above are received, the Company will notify the stockholder as to their receipt and acceptance. This information will be sent to stockholders at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information on registration and the step-by-step procedure for issuing the digital certificate is provided on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/ artigo/home/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. +55 11 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 am. to 6:00 pm. Email: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to service providers by November 23, 2023, unless otherwise indicated by the latter. Conflicts of interest While the General Stockholders’ Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meetings of the Company’s management and inspection bodies. Additionally, any attending stockholder aware of a conflicting situation in relation to another stockholder and to the subject matter of the resolution must speak up thereon. When the conflict of interest is brought into light, the conflicted stockholder must abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders’ Meeting will determine that any conflicted votes cast be annulled, even if it is to occur after the meeting. EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING The Stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to attend the Extraordinary General Stockholders’ Meeting to be exclusively held online on November 30, 2023 at 15:00 pm, with the purpose to: 1. Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023; 2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert company to be responsible for preparing the appraisal report on the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A. 3. Resolve on the appraisal report, based on Banco Itaú BBA S.A.'s balance sheet as at June 30, 2023; 4. Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock; 5. Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions; 6. Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members; and 7. Consolidate the Bylaws to reflect the amendment mentioned in the preceding item. The full description of the matters proposed, as well as their justification, is found in the General Stockholders’ Meeting’s Manual. The documents to be reviewed are available to stockholders on the Company’s investor relations website (www.itau.com.br/relacoes- com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br. Communication channel with the Board of Directors Last but not least, we highlight that Stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking on the link “Contact IR” on our Investor Relations website (www. itau.com.br/investor-relations). In the field “Subject”, please select the option “Recommendations to the Board of Directors to Stockholders’ Meeting.” Itaú Unibanco Holding S.A. General Extraordinary Stockholders’ Meeting Manual 6 The General Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who send the documents below by November 28, 2023, via email drinvest@itau-unibanco.com.br: a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: a digital copy of the ID document bearing the stockholder’s picture. Stockholders may be represented at the General Meeting by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy forwards their identity document, the documents listed above and the corresponding proxy with signature notarized by a public notary’s office. We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company’s management member or a lawyer and that the documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation. The Company recommends that stockholders represented by proxies also forward, by November 28, 2023, a copy of the documents listed above to email drinvest@itau-unibanco.com.br. Stockholders may also participate in the Meeting through the remote voting form, to be sent (i) directly to the Company, or (ii) to their respective custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in the case shares are not deposited at a central depository, according to the procedures described in the General Stockholders’ Meeting’s Manual. São Paulo (SP), October 31, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence 2. Amendment to the Company’s Bylaws. Considering the merger of the spun-off portion into the Company and the complexity of transactions, Itaú Unibanco Holding’s Bylaws will be amended to reflect the increase in the maximum number of officers, resulting in the Board of Officers being now composed of five (05) to forty (40) members. 3. Consolidation of the Company’s Bylaws A copy of the consolidated Bylaws containing the proposed inclusions duly highlighted can be found in Attachment III hereto, as well as the report detailing the origin and justification for these proposed amendments with an analysis of their legal and economic effects, in accordance with Article 12 of CVM Resolution No. 81/22. 4.Resolutions - Extraordinary General Stockholders’ Meeting 1. Corporate restructuring in the Itaú Unibanco Conglomerate. Itaú Unibanco conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on the invested amounts. Accordingly, the Board of Directors has approved a proposal for corporate restructuring addressing the total spin-off of Itaú BBA, a wholly-owned company of the Itaú Unibanco Conglomerate, and the merger of the spun-off portions into the Company and Itaú Assessoria (“Transaction” or “Spin-off”). The purpose of the Spin-off will be to transfer (a) all activities related to financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (CNPJ: 04.463.083/0001-06), to Itaú Assessoria; and (b) all typical activities of financial institutions and other assets and liabilities of Itaú BBA to Itaú Unibanco Holding. The activities to be transferred are detailed in the “Protocol and Justification” and the “Appraisal Report”. This Manual includes all documents required for stockholders to resolve on the Management’s Proposal. The “Protocol and Justification” establishes the terms and conditions of the Spin-Off. The Appraisal Report, based on the balance sheets as of June 30, 2023 of Itaú BBA, the Company and Itaú Assessoria, has been prepared by expert firm PricewaterhouseCoopers Auditores Independentes Ltda.– PwC. These documents are included in Attachment I, corresponding to the content of Attachment I to CVM Resolution No. 81/22. Attachment II contains Information on the Appraisers, as required by Attachment L to CVM Resolution No. 81/22. Itaú Unibanco Holding S.A. General Extraordinary Stockholders’ Meeting Manual 7 ATTACHMENTS ATTACHMENT I ATTACHMENT I OF CVM RESOLUTION No. 81/22 1. Protocol and justification for the transaction in accordance with Articles 224 and 225 of Law No. 6,494 of 1976 PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPIN-OFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. By this Protocol and Justification for the Spin-off (“Protocol and Justification”), entered into in accordance with the provisions in Articles 224, 225 and 229 of Law No. 6,404/76 (“Brazilian Corporate Law”) and other applicable legal provisions, and in the due form of the law, the parties qualified below: 1. BANCO ITAÚ BBA S.A., headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3500, 1º, 2º, 3º (parte), 4º e 5º andares, Itaim Bibi, CEP 04538- 132, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 17.298.092/0001-30 and NIRE 35300318951(“ITAÚ BBA”), herein represented by its undersigned Officers; 2. ITAÚ UNIBANCO HOLDING S.A., headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23 and NIRE No. 35300010230 (“ITAÚ UNIBANCO HOLDING”), herein represented by its undersigned Officers; and 3. ITAÚ BBA ASSESSORIA FINANCEIRA S.A.(formerly named Tulipa S.A.), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under No. 04.845.753/0001-59 and NIRE 35300187440 (“ITAÚ ASSESSORIA”), herein represented by its undersigned Officers. ITAÚ BBA, ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, are jointly referred to as “Companies” or “Parties”. WHEREAS: (i) Itaú Unibanco Conglomerate has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts to its stockholders. Accordingly, on October 26, 2023, ITAÚ UNIBANCO HOLDING’s Board of Directors approved the proposal for a corporate restructuring aimed at the total spin-off of ITAÚ BBA and the merger of the spun-off portions into ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, as detailed below (“Spin-off” or “Transaction”).The purpose of the Spin-off will be to transfer (a) all activities related to financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A.(CNPJ:04.463.083/0001-06), to ITAÚ ASSESSORIA; and (b) all typical activities of financial institutions and other assets and liabilities of ITAÚ BBA to ITAÚ UNIBANCO HOLDING; (ii) according to studies conducted, the total spin-off of ITAÚ BBA with the merger of the spun-off portions to ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA is more p.8 convenient and efficient from the structural standpoint, and that is the reason why the execution of this Protocol and Justification is proposed; and (iii) currently, ITAÚ UNIBANCO HOLDING is (a) the direct holder of 100% of the shares of ITAÚ BBA; and (b) the indirect holder, via Itaú Consultoria de Valores Mobiliários e Participações S.A. (CNPJ: 58.851.775/0001-50), of 100% of the shares of ITAÚ ASSESSORIA. THE PARTIES HERETO AGREE TO execute this Protocol and Justification, which shall be ruled by the following terms and conditions: 1. REASONING AND PURPOSE OF THE TRANSACTION, COMPANIES’ INTEREST IN THE TRANSACTION AND COMPONENTS OF THE SPUN-OFF PORTION 1.1. After studies about the convenience of the Transaction, and based on the arguments included in the recitals above, the management members of the Companies have concluded that this restructuring will fully meet the Itaú Unibanco Conglomerate’s interests. 1.2. The purpose of ITAÚ BBA Spin-off is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency. 1.3. The Spin-off will imply the transfer of the total equity of ITAÚ BBA and (i) the first spun-off portion to be merged into ITAÚ ASSESSORIA shall consist of assets and liabilities that were valued at two billion, three hundred and eight million, eight hundred and sixty-five thousand, four hundred and forty-two Brazilian reais and eight cents of Brazilian reais (R$2,308,865,442.08), which, as mentioned before, includes the assets and liabilities related to financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (“Spun-off Portion Itaú Assessoria”); and (ii) the second spun-off portion to be merged into Itaú UNIBANCO HOLDING shall consist of assets and liabilities that were valued at seven hundred and nine million, one hundred and seventy-six thousand, two hundred and seventy-six Brazilian reais and ninety-one cents of Brazilian reais (R$709,176,276.91), which, as mentioned before, includes the assets and liabilities related to the typical activities of financial institutions and other assets and liabilities of ITAÚ BBA (“Spun-off Portion IUH”). 1.4. We take the opportunity to clarify that ITAÚ UNIBANCO HOLDING is a multiple bank authorized to operate by the Central Bank of Brazil (“BACEN”), and that is the reason why its corporate purpose is appropriate for carrying out the activities to be transferred to ITAÚ BBA. Likewise, ITAÚ ASSESSORIA also has a corporate purpose appropriate for carrying out the activities to be transferred to ITAÚ BBA. 2. APPRAISAL CRITERIA, BASE DATE, AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY 2.1. ITAÚ BBA’s equity, to be merged with and into ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, will be appraised at book value, based on ITAÚ BBA’s balance sheet as of June 30, 2023 (“Spin-off Base Date”). 2.2. The expert firm PricewaterhouseCoopers Auditores Independentes (“PWC”), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of p.9 São Paulo under the No. 2SP000160/O-5, has been engaged to appraise ITAÚ BBA’s book net worth, which will have two spun-off portions merged into ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, based on the balance sheet as of the Spin-off Base Date. The appraisal report on the book net worth (“Appraisal Report”) is an integral part of this Protocol and Justification, under the terms of Attachment I, and the amount specified in it will be submitted to the review and approval by the stockholders of the Companies, in accordance with the law. 2.3. Of the total equity of three billion, eighteen million, forty-one thousand, seven hundred and eighteen Brazilian reais and ninety-ninety cents of Brazilian reais (R$3,018,041,718.99) recorded in the balance sheet on the Base Date of ITAÚ BBA Spin-Off and confirmed by the Appraisal Report, the following will be transferred (i) to ITAÚ UNIBANCO HOLDING, the amount of seven hundred and nine million, one hundred and seventy-six thousand, two hundred and seventy-six Brazilian reais and ninety-one cents of Brazilian reais (R$709,176,276.91); and (ii) to ITAÚ ASSESSORIA, the amount of two billion, three hundred and eight million, eight hundred and sixty-five thousand, four hundred and forty-two Brazilian reais and eight cents of Brazilian reais (R$2,308,865,442.08), and all assets and liabilities transferred are listed in details in Attachment II of this Protocol and Justification. 2.4. As a result of the Spin-off, ITAÚ BBA will be dissolved and its equity will be transferred to ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA, and the equity of ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA after the Spin-off will be represented in accordance with the table below: ITAÚ UNIBANCO HOLDING Description of accounts Equity on 06.30.2023 Spun-off portion Cancellation of the investment and equity After the spin-off Equity 170,577,389,104.15 709,176,276.91 (709,176,276.91) 170,577,389,104.15 Capital 90,729,000,000.00 17,010,000.00 (17,010,000.00) 90,729,000,000.00 Capital reserve 2,270,290,631.73 10,896,958.21 (10,896,958.21) 2,270,290,631.73 Revenue reserve 85,111,082,919.94 705,808,675.42 (705,808,675.42) 85,111,082,919.94 Other comprehensive income (7,424,098,069.66) (24,539,356.72) 24,539,356.72 (7,424,098,069.66) (Treasury shares) (108,886,377.86) - - (108,886,377.86) ITAÚ ASSESSORIA Description of accounts Equity on 06.30.2023 Subsequent event1 After the subsequent event Spun-off portion After the spinoff Equity 275,787.56 860,000.00 1,135,787.56 2,308,865,442.08 2,310,001,229.64 Capital 150,000.00 860,000.00 1,010,000.00 1,308,990,000.00 1,310,000,000.00 Capital reserve - - - 2,610,966.98 2,610,966.98 Revenue reserve 125,787.56 - 125,787.56 1,119,785,912.67 1,119,911,700.23 Carrying value adjustments - - - (122,521,437.57) (122,521,437.57) ¹ August 4, a capital increase was approved. 2.5. Taking into account that ITAÚ BBA is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the merger of the Spun-off Portion IUH will not imply a capital increase or an issue of new shares of ITAÚ UNIBANCO HOLDING. p.10 2.6. However, the merger of the Spun-off Portion Itaú Assessoria will imply a capital increase and an issue of new shares of ITAÚ ASSESSORIA, to be assigned to ITAÚ UNIBANCO HOLDING, replacing a portion of its shares held by ITAÚ BBA, which will be cancelled, as explained below. 2.7. The Spin-off (i) will be carried out at ITAÚ BBA’s Extraordinary General Stockholders’ Meeting, with the approval of at least this Protocol and Justification and the Spinoff, the appointment and engagement of PwC as the appraiser and the Appraisal Report prepared by PWC, and their management members will be authorized to carry out any and all actions required for the implementation of this Spin-off; (ii) will be carried out at ITAÚ UNIBANCO HOLDING’s Extraordinary General Stockholders’ Meeting, with the approval of at least this Protocol and Justification and the Spin-off, the appointment and engagement of PwC as the appraiser, the Appraisal Report prepared by PWC and the Transaction, and their management members will be authorized to carry out any and all actions required for the implementation of this Spin-off; (iii) will be carried out at ITAÚ ASSESSORIA’s Extraordinary General Stockholders’ Meeting, with the approval of at least this Protocol and Justification and the Spin-off, the appointment and engagement of PwC as the appraiser, the Appraisal Report prepared by PWC and the Transaction, as well as the resulting capital increase and issue of shares of ITAÚ ASSESSORIA to be transferred to ITAÚ UNIBANCO HOLDING, and their management members will be authorized to carry out any and all actions required for the implementation of this Spin-off; and (iv) will be perfected by April 30, 2024, which may be brought forward to the last day of the month prior to this date, by resolution of the Board of Officers of ITAÚ UNIBANCO HOLDING. In any event, the Spin-off will be subject to approval by BACEN. If BACEN approval occurs after April 30, 2024, the Spin-off shall become effective on the last day of the month of said approval ("Effective Date"). On the Effective Date, all rights, obligations and contingencies that constitute the Spun-off Portion IUH and the Spun-off Portion Itaú Assessoria will be transferred, respectively, to ITAÚ UNIBANCO HOLDING and ITAÚ ASSESSORIA. 2.8. Possible equity variations between the Spin-off Base Date and the Spin-off Date, if any, will be recognized by ITAÚ BBA and transferred to ITAÚ UNIBANCO HOLDING or to ITAÚ ASSESSORIA, in accordance with the portion of ITAÚ BBA’s equity they have received. 3. CAPITAL AND EXCHANGE RATIO 3.1. After the Spin-off, ITAÚ BBA will be dissolved and the totality of the common and preferred shares it has issued will be cancelled. In accordance with item 2.5 and taking into account that ITAÚ BBA is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the merger of the Spun-off Portion IUH will not imply a capital increase or an issue of new shares of ITAÚ UNIBANCO HOLDING. Therefore, after the Spin-off, ITAÚ UNIBANCO HOLDING’s capital stock will remain being ninety billion, seven hundred and twenty-nine million Brazilian reais (R$ 90,729,000,000.00), divided into four billion, nine hundred and fiftyeight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) preferred shares. 3.1.1. Taking into account that the merger of the Spun-off Portion IUH will not give rise to a capital increase and/or the issue of new shares by ITAÚ UNIBANCO HOLDING, there is no need to set out criteria for a ratio of exchange regarding the portion transferred thereto. 3.2. However, in accordance with item 2.6, the merger of the Spun-off Portion Itaú Assessoria will imply a capital increase of ITAÚ ASSESSORIA in the amount of one billion, p.11 three hundred and eight million and nine hundred and ninety thousand Brazilian reais (R$1,308,990,000.00), by means of the issue of eight hundred and forty-nine million, one hundred and sixty-one thousand and six hundred and fifty-eight (849.161.658) new shares, to be assigned to ITAÚ UNIBANCO HOLDING, replacing the portion of its investment in ITAÚ BBA to be cancelled as a result of the merger of the Spun-off Portion Itaú Assessoria. Accordingly, ITAÚ ASSESSORIA’s capital will total one billion and three hundred and ten million Brazilian reais (R$1,310,000,000.00), divided into eight hundred and forty-nine million, five hundred and seventy-nine thousand and three hundred and eighty-one (849,579,381) registered shares, with no par value, of which two hundred and eighty-three million, one hundred and ninety-three thousand and one hundred and twenty-seven (283,193,127) are common shares and five hundred and sixty-six million, three hundred and eighty-six thousand and two hundred and fifty-four (566.386.254) are preferred shares, from one million and ten thousand Brazilian reais (R$1,010,000.00), divided into four hundred and seventeen thousand and seven hundred and twenty-three (417,723) registered shares, with no par value, of which one hundred and thirty-nine thousand and two hundred and forty-one (139,241) are common shares and two hundred and seventy-eight thousand and four hundred and eighty-two (278,482) are preferred shares. 3.2.1. With respect to capital increase, the following exchange ratio will be adopted: for each share, common or preferred, issued by ITAÚ BBA to be merged related to the Spun-off Portion ITAÚ ASSESSORIA, 124.0362693541 shares of ITAÚ ASSESSORIA, representing the equivalent to eight hundred and forty-nine million, one hundred and sixty-one thousand and six hundred and fifty-eight (849,161,658) registered shares, with no par value, will be assigned to ITAÚ UNIBANCO HOLDING as follows:(i) two hundred and eighty-three million, fifty-three thousand and eight hundred and eighty-six (283,053,886) registered common shares, with no par value; and (ii) five hundred and sixty-six million, one hundred and seven thousand and seven hundred and seventy-two (566,107,772) registered preferred shares, with no par value. 3.3. The above mentioned exchange ratio was established based on the net book worth of the shares of ITAÚ BBA and ITAÚ ASSESSORIA determined based on the balance sheets prepared on the Spin-off Base Date. 3.4. Accordingly, after the Spin-off, ITAÚ ASSESSORIA will have the following capital structure: STOCKHOLDER COMMON SHARES PREFERRED SHARES TOTAL PER STOCKHOLDER PERCENTAGE Itaú Consultoria de Valores Mobiliários e Participações S.A. 139,241 278,482 417,723 0.05% Itaú Unibanco Holding S.A. 283,053,886 566,107,772 849,161,658 99.95% TOTAL 283,193,127 566,386,254 849,579,381 100% 4. AMENDMENTS TO THE BYLAWS 4.1. Due to the capital increase in ITAÚ ASSESSORIA, to be carried out in accordance with item 3.2 above, this increase and the resulting issue of shares shall be submitted to a resolution of ITAÚ ASSESSORIA’s stockholders and, subsequently, the amendment to the main paragraph of Article 3 of the Bylaws will be submitted for approval so that it will become effective with the following wording: p.12 Article3 – The fully paid up capital in national currency is one billion and three hundred and ten million Brazilian reais (R$1,310,000,000,00), divided into eight hundred and forty-nine million, five hundred and seventy-nine thousand and three hundred and eighty-one (849,579,381) registered shares, with no par value, of which two hundred and eighty-three million, one hundred and ninety-three thousand and one hundred and twenty-seven (283,193,127) are common shares and five hundred and sixty-six million, three hundred and eighty-six thousand and two hundred and fifty-four (566,386,254) are preferred shares that will have no voting rights, and they shall comply with the limit of two thirds (2/3) of the total shares issued and shall be entitled to the following advantages: a) priority in the distribution of a minimum dividend, per share, of 3% of the amount of the share’s equity and, in the event of a split or reverse split, the minimum dividend will be adjusted in accordance with the new number of shares of that type; b) participation under the same conditions as the common shares in the distribution of dividends after a dividend equal to the minimum dividend provided for in item “a” is assured; c) priority in the reimbursement of capital, with no premium, in the event of liquidation of the company up to the amount of the portion of the capital represented by this type of shares; and d) participation under the same conditions as the common shares in capital increases arising from the capitalization of reserves and profit. . Sole paragraph. The Company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation or holding as treasury stock. 4.2. As mentioned before, this Transaction will not result in capital increase and/or amendment to ITAÚ UNIBANCO HOLDING’s Bylaws. 5. MISCELLANEOUS 5.1. ITAÚ BBA has currently several branches. Taking into account that ITAÚ BBA will be dissolved at the Spin-off Date, these branches will also no longer exist. 5.2. All registrations and applications for registration of trademarks and domains owned by ITAÚ BBA, in Brazil and abroad, are an integral part of the Spun-off Portion IUH and will be transferred as detailed in Attachment III hereto. 5.3. Without prejudice to the provision in this instrument, it is ratified that all contingencies and judicial deposits recorded on behalf of ITAÚ BBA up to the Spin-off Base Date are an integral part of the assets of the Spun-off Portion IUH, and this is the reason why ITAÚ UNIBANCO HOLDING will succeed ITAÚ BBA to all its rights and obligations. 5.4. Since ITAÚ UNIBANCO HOLDING is the only stockholder of ITAÚ BBA and has already stated a favorable position for the transaction, no reimbursement amount has to be determined and the provisions in Article 264 of Brazilian Corporate Law will not apply. Additionally, Articles 137 and 256 of the Brazilian Corporate Law will not apply, since ITAÚ BBA is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING. 5.5. In accordance with the sole paragraph of Article 233 of the Brazilian Corporate Law, after the Spin-off all the assets, rights, properties, obligations, contingencies and responsibilities of ITAÚ BBA in relation to the Spun-off Portion IUH will be automatically transferred to ITAÚ UNIBANCO HOLDING’s assets, which will succeed ITAÚ BBA only as it concerns to the obligations related to the Spun-off Portion IUH. Likewise, after the Spin-off all the assets, rights, properties, obligations, contingencies and responsibilities of ITAÚ BBA in relation to the Spun-off Portion Itaú Assessoria will be automatically transferred to ITAÚ ASSESSORIA’s assets, which will succeed ITAÚ BBA only as it concerns to the obligations related to the Spun-off Portion ITAÚ ASSESSORIA. p.13 5.6. Taking into account that the Spin-off involves ITAÚ BBA and ITAÚ UNIBANCO HOLDING, and both companies are authorized to operate by the Central Bank of Brazil, the Transaction will be submitted to approval from the latter, in accordance with applicable regulation. 5.7. The Companies agree that, after the terms of Transaction are approved by the proper bodies of the Companies, under the terms of this Protocol and Justification, and after review and approval from the Central Bank of Brazil, the former will file and publish the Spin-off related acts, in accordance with applicable legislation. 5.8. This Protocol and Justification will be entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification. IN WITNESS WHEREOF, the parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below. São Paulo (SP), October 31, 2023. BANCO ITAÚ BBA S.A. FLÁVIO AUGUSTO AGUIR DE SOUZA CARLOS HENRIQUE DONEGÁ AIDAR Officer Officer ITAÚ UNIBANCO HOLDING S.A. ALEXSANDRO BROEDEL LOPES JOSÉ VIRGILIO VITA NETO Officer Officer ITAÚ BBA ASSESSORIA FINANCEIRA S.A. ALEXSANDRO BROEDEL LOPES CARLOS HENRIQUE DONEGÁ AIDAR Officer Officer Witnesses: 1._________________________________________ 2._____________________________________________ Name: DARIO BARGAS PASSOS Name: MARCOS LUIZ FERREIRA RG-SSP/SP 18.811.225 – CPF 080.496.398-35 RG-SSP/SP 25.575.317-2 – CPF 176.147.528-21 p.14 ATTACHMENT I TO THE PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPIN-OFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. APPRAISAL REPORT The appraisal report is presented in item 7 of this Attachment. p.15 ATTACHMENT II TO THE PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPIN-OFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. ASSETS AND LIABILITIES TRANSFERRED Banco ITAÚ BBA S.A. Balance Sheet (In millions of Brazilian reais) 1 Assets Before the spin-off 06/30/2023 Spun-off portion transferred to Itaú Unibanco Holding Spun-off portion transferred to Itaú Assessoria Current and non-current 1,017,244 693,076 324,168 Cash equivalents 7 7 - Interbank investments 522,764 322,764 200,000 Money market investments 522,764 322,764 200,000 Marketable securities 425 425 - Own portfolio 425 425 - Interbank accounts 3 3 - Correspondent banks 3 3 - Interbranch accounts - - - Other receivables 491,277 367,463 123,814 Current tax assets 209,354 209,354 - Deferred tax assets 122,126 51,394 70,732 Income receivable 77,639 29,702 47,937 Sundry 82,159 77,013 5,146 Other assets 2,769 2,415 354 Prepaid expenses 2,769 2,415 354 Permanente assets 2,580,975 402,686 2,178,289 Investments 2,576,965 398,677 2,178,289 Investments in subsidiaries and associates 2,576,965 398,677 2,178,289 Fixed assets 4,008 4,008 - Real estate properties 662 662 - Other fixed assets 3,977 3,977 - (Accumulated depreciation) (630) (630) - Intangible assets 2 2 - Intangible assets 5 5 - (Accumulated amortization) (3) (3) - Total assets 3,598,219 1,095,762 2,502,457 Banco ITAÚ BBA S.A. Balance sheet (In millions of Brazilian reais) 1 p.16 Liabilities and equity Before the spin-off 06/30/2023 Spun-off portion transferred to Itaú Unibanco Holding Spun-off portion transferred to Itaú Assessoria Current and non-current 580,177 386,586 193,591 Provisions 64,396 64,396 - Other liabilities 515,781 322,190 193,591 Current tax liabilities 213,811 205,917 7,893 Deferred tax liabilities 1,394 1,394 - Social and statutory 248,007 94,023 153,984 Sundry 52,571 20,856 31,714 Equity 3,018,042 709,176 2,308,865 Capital 1,326,000 17,010 1,308,990 Capital reserves 13,508 10,897 2,611 Revenue reserves 1,825,595 705,809 1,119,786 Other comprehensive income (147,061) (24,539) (122,521) Total liabilities and equity 3,598,219 1,095,762 2,502,457 p.17 ATTACHMENT III TO THE PROTOCOL AND JUSTIFICATION FOR THE TOTAL SPINOFF OF BANCO ITAÚ BBA S.A. WITH THE MERGER OF THE SPUN-OFF PORTIONS INTO ITAÚ UNIBANCO HOLDING S.A. AND ITAÚ BBA ASSESSORIA FINANCEIRA S.A. 1. TRADEMARKS REGISTERED IN BRAZIL Registration number Trademark Country 1. 006226124 Brazil 2. 814451985 Brazil 3. 815205767 BBA Brazil 4. 814451993 Brazil 5. 006099602 BEMGE Brazil 2. DOMAINS REGISTERED IN BRAZIL Domain 1. bemge.com.br 2. bbamind.com.br 3. itaubba.com.br 4. itau-bba.com.br 5. qqmailer.com.br 6. bancobba.com.br 7. bba-mind.com.br 8. bba.com.br 9. bancoitaubba.com.br 3. TRADEMARKS REGISTERED ABROAD Registration number Trademark Country/Territory 1. 30149945 BBA Germany 2. 17027 BBA Aruba 3. 553715 BBA Benelux p.18 4. 107272-A Bolivia 5. 1195247 BBA Chile 6. 93012 BBA Costa Rica 7. 2773-IEPI BBA Ecuador 8. 1.903.405 BBA Spain 9. 2089507 BBA United States of America 10. 137694 BBA Finland 11. 94/523930 BBA BANK France 12. 94/523931 BANCO BBA France 13. B01567 BBA Hong Kong 14. 207251 BANCO BBA Ireland 15. 207250 BBA BANK Ireland 16. 1594923 BBA Italy 17. 560.824 BBA Mexico 18. 174083 BBA Norway 19. 412742 BBA Paraguay 20. 6942 BBA Peru 21. 300296 BBA Portugal 22. 2032204 BANCO BBA United Kingdom 23. UK00900235101 BBA United Kingdom 24. 421438 BBA Switzerland 25. 000235101 BBA European Union 26. 470775 BBA Uruguay 27. 3327-S BBA Venezuela 4. DOMAINS REGISTERED ABROAD p.19 Domain Country/Region 1. bba.asia Asia 2. bancobba.asia Asia 3. bancoitaubba.asia Asia 2. Other agreements, contracts and pre-contracts regulating the exercise of the voting right or the transfer of shares issued by surviving companies or companies resulting from the transaction, filed at the head office of the company, or to which the controlling stockholder of the company is a party None. 3. Description of the transaction, including: a. Terms and conditions This is a corporate restructuring proposal for the total spin-off of Banco Itaú BBA S.A., a wholly-owned subsidiary of the Itaú Unibanco Conglomerate engaged in (i) banking activity, including foreign exchange transactions, in the types of activities that are authorized for multiple-service banks, with commercial, investment, leasing, real estate loan, and loan, financing and investment portfolios; and (ii) investments in any other companies or groups of companies, either business companies or civil partnerships, local or foreign companies, as a partner, stockholder or unit holder. The corporate restructuring process will imply the transfer of the total equity of Banco Itaú BBA S.A. and (i) the first spun-off portion will be merged into Itaú Unibanco Holding S.A., without the increase of its capital or the issuance of new shares since this is the merger of a portion of a wholly-owned subsidiary; and (ii) the second spun-off portion will be merged into Itaú BBA Assessoria Financeira S.A. with the respective increase of its capital, as described in the Protocol and Justification. b. Obligations to compensate: i. The management members of any of the companies involved ii. If the transaction does not take place The transaction does not include any obligation to compensate the management members of the companies involved or to compensate them in the event it is not completed. c. Comparative table of the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction There are no changes in the rights, advantages or restrictions of the shares of the companies involved in the transaction. d. Any need for approval from debenture holders or other creditors Not applicable. e. Assets and liabilities that will make up each portion of the equity, in the case of a spin-off p.20 Of the total equity of three billion, eighteen million, forty-one thousand, seven hundred and eighteen Brazilian reais and ninety-ninety cents of Brazilian reais (R$3,018,041,718.99) recorded in the balance sheet on the base date of the spin-off of Itaú BBA S.A. and confirmed by the appraisal report, the following will be transferred (i) to Itaú Unibanco Holding S.A., the amount of seven hundred and nine million, one hundred and seventy-six thousand, two hundred and seventy-six Brazilian reais and ninety-one cents of Brazilian reais (R$709,176,276.91); and (ii) to Itaú BBA Assessoria Financeira S.A., the amount of two billion, three hundred and eight million, eight hundred and sixty-five thousand, four hundred and forty-two Brazilian reais and eight cents of Brazilian reais (R$2,308,865,442.08), represented by the assets and liabilities below: Banco Itaú BBA S.A. Balance Sheet (In thousands of reais) Assets Before the spinoff 06/30/2023 Spun-off portion transferred to Itaú Unibanco Holding Spun-off portion transferred to Itaú Assessoria Current and non-current 1,017,244 693,076 324,168 Cash equivalents 7 7 - Interbank investments 522,764 322,764 200,000 Money market investments 522,764 322,764 200,000 Marketable securities 425 425 - Own portfolio 425 425 - Interbank accounts 3 3 - Correspondent banks 3 3 - Interbranch accounts - - - Other receivables 491,277 367,463 123,814 Current tax assets 209,354 209,354 - Deferred tax assets 122,126 51,394 70,732 Income receivable 77,639 29,702 47,937 Sundry 82,159 77,013 5,146 Other assets 2,769 2,415 354 Prepaid expenses 2,769 2,415 354 Permanent assets 2,580,975 402,686 2,178,289 Investments 2,576,965 398,677 2,178,289 Investments in subsidiaries and associates 2,576,965 398,677 2,178,289 Property, plant and equipment 4,008 4,008 - Real estate properties 662 662 - Other fixed assets 3,977 3,977 - (Accumulated depreciation) (630) (630) - Intangible assets 2 2 - Intangible assets 5 5 - (Accumulated amortization) (3) (3) - Total assets 3,598,219 1,095,762 2,502,457 p.21 Liabilities and equity Before the spinoff 06/30/2023 Spun-off portion transferred to Itaú Unibanco Holding Spun-off portion transferred to Itaú Assessoria Current and non-current 580,177 386,586 193,591 Provisions 64,396 64,396 - Other liabilities 515,781 322,190 193,591 Current tax liabilities 213,811 205,917 7,893 Deferred tax liabilities 1,394 1,394 - Social and statutory 248,007 94,023 153,984 Sundry 52,571 20,856 31,714 Equity 3,018,042 709,176 2,308,865 Capital 1,326,000 17,010 1,308,990 Capital reserves 13,508 10,897 2,611 Revenue reserves 1,825,595 705,809 1,119,786 Other comprehensive income (147,061) (24,539) (122,521) Total liabilities and equity 3,598,219 1,095,762 2,502,457 Therefore, as a result of the spin-off, Banco Itaú BBA S.A. will be dissolved and its equity will be transferred to Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A., and the equity of Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. after the spin-off will be represented in accordance with the tables below. ITAÚ UNIBANCO HOLDING S.A. Description of accounts Equity on 06.30.2023 Spun-off portion Cancellation of the investment and equity After the spin-off Equity 170,577,389,104.5 709,176,276.91 (709,176,276.91) 170,577,389,104.15 Capital 90,729,000,000.00 17,010,000.00 (17,010,000.00) 90,729,000,000.00 Capital reserve 2,270,290,631.73 10,896,958.21 (10,896,958.21) 2,270,290,631.73 Revenue reserve 85,111,082,919.94 705,808,675.42 (705,808,675.42) 85,111,082,919.94 Other comprehensive income (7,424,098,069.66) (24,539,356.72) 24,539,356.72 (7,424,098,069.66) (Treasury shares) (108,886,377.86) - - (108,886,377.86) ITAÚ BBA ASSESSORIA FINANCEIRA S.A. Description of accounts Equity on 06.30.2023 Subsequent event¹ After the subsequent event Spun-off portion After the spinoff Equity 275,787.56 860,000.00 1,135,787.56 2,308,865,442.08 2,310,001,229.64 Capital 150,000.00 860,000.00 1,010,000.00 1,308,990,000.00 1,310,000,000.00 Capital reserve - - - 2,610,966.98 2,610,966.98 Revenue reserve 125,787.56 - 125,787.56 1,119,785,912.67 1,119,911,700.23 Carrying value adjustments - - - (122,521,437.57) (122,521,437.57) ¹ On August 4, a capital increase was approved. p.22 Taking into account that Itaú BBA is a wholly-owned subsidiary of Itaú Unibanco Holding S.A., the merger of the spun-off portion will not imply a capital increase or an issue of new shares of the Company. f. Intention of the resulting companies to register as issuers of marketable securities Not applicable. 4. Social business plans, in particular those related to specific corporate events that are expected to be carried out The social business will not be changed since the transaction consists of an internal corporate restructuring process. 5. Analysis of the following aspects of the transaction: a. Description of the main benefits expected1, including: i. Synergies ii. Tax benefits iii. Strategic advantages The transaction provides greater synergy to the activities and streamlines the use of resources of the Itaú Unibanco Conglomerate and optimizes the structures, businesses and costs with a view to increase efficiency and the return on the amounts invested. b. Costs The costs involved in carrying out and implementing the transaction are estimated at approximately R$200,000, including expenses on the publication of the incorporation documents and the fees of independent auditors, appraisers, attorneys and other professionals engaged to assist the transaction. c. Risk factors Taking into consideration that Itaú Unibanco Holding S.A. already holds 100% of the capital of Banco Itaú BBA S.A., the merger of the spun-off portion into Itaú Unibanco Holding S.A., with respect to the total spin-off of Banco Itaú BBA S.A., refers to the merger of equity that is already held by the Company. Consequently, the transaction will not increase its risk exposure and will not impact its activities, the marketable securities it has issued and the risks to which the stockholders, investors and thirdparty stakeholders of the Company are subject. Accordingly, the Company does not identify any risk factors that are different from those already described in “Section 4” of its Reference Form. The intended transaction depends on the approval of the Central Bank of Brazil. d. If this is a transaction with a related party, state any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives have been ruled out2 1 Whenever the benefits are measured by the management members, the estimates must be disclosed. p.23 There is no alternative to carrying out the corporate restructuring process since it is an intragroup corporate restructuring process to increase the efficiency of and streamline the corporate structure of the companies involved. e. Exchange ratio The transaction will not involve an exchange ratio of the shares issued by Itaú Unibanco Holding S.A. since the spun-off portion to be merged into Itaú Unibanco Holding S.A. is part of its own equity as it is the holder of the totality of the capital of Banco Itaú BBA S.A. Accordingly, there will be no capital increase in the Company and no new shares will be issued. However, a portion of the equity of Itaú BBA S.A. will be merged into BBA Assessoria Financeira S.A. In this case, there will be a capital increase in Itaú BBA Assessoria Financeira S.A. and the issue of new shares to be assigned to Itaú Unibanco Holding S.A. In the scope of the capital increase of Itaú BBA Assessoria Financeira S.A., for each share, common or preferred, issued by Banco Itaú BBA S.A. to be merged related to the spun-off portion of Itaú Assessoria, 124.0362693541 shares of Itaú BBA Assessoria Financeira S.A., representing the equivalent to eight hundred and forty-nine million, one hundred and sixty-one thousand and six hundred and fifty-eight (849,161,658) registered shares, with no par value, will be assigned to Itaú Unibanco Holding S.A. as follows: (i) two hundred and eighty-three million, fifty-three thousand and eight hundred and eighty-six (283,053,886) registered common shares, with no par value; and (ii) five hundred and sixty-six million, one hundred and seven thousand and seven hundred and seventy-two (566,107,772) registered preferred shares, with no par value. The above mentioned exchange ratio was established based on the net book worth of the shares of Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A. determined based on the balance sheets prepared on the base date of the spin-off. f. In transactions involving parent companies, subsidiaries or companies under joint control i. Share exchange ratio calculated in accordance with Article 264 of Law No. 6,404 of 1976 Not applicable. ii. Detailed description of the process of negotiating the exchange ratio and other terms and conditions of the transaction In the spin-off of Banco Itaú BBA S.A., the appraisal provided for in Article 264 of Brazilian Corporate Law is not required due to the absence of minority stockholders and the inexistence of an exchange ratio or capital increase in the succeeding company. iii. If the transaction has been preceded, in the past twelve (12) months, by the acquisition of control or interest in a controlling block: 2 In a transaction with a subsidiary, for example, an explanation for not opting for a share purchase offer or exchange or another type of corporate transaction must be provided. p.24 • Comparative analysis of the exchange ratio and the price paid for acquiring control Not applicable. • Reasons to justify any differences in the appraisal of the different transactions Not applicable. iv. Reasons why the exchange ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutative conditions of the transaction or, if the exchange ratio is not commutative, details of the payment or equivalent measures taken to ensure adequate compensation. Not applicable. 6. Copy of the minutes of all meetings of the board of directors, supervisory council and special committees at which the transaction has been discussed, including any dissenting votes p.25 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS OF OCTOBER 26, 2023 DATE AND TIME: On October 26, 2023, at 9:00 am. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: The proposal for the corporate restructuring was approved, with the total spin-off of Banco Itaú BBA S.A. and the merger, by the Company and Itaú BBA Assessoria Financeira S.A. (“Itaú BBA Assessoria”), of the spun-off portions, with the purpose of transferring the activities as follows: (a) all typical activities of financial institutions to the Company; and (b) all activities related to financial advisory, structuring and coordination of securities transactions to Itaú BBA Assessoria, and submitted for approval by the Company's General Stockholders' Meeting to be held on November 30, 2023. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), October 26, 2023. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Cochairmen; Ricardo Villela Marino – Vice chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence p.26 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTE OF THE MEETING OF THE SUPERVISORY COUNCIL OF OCTOBER 26, 2023 DATE AND TIME: On October 26, 2023, at 8:00 am. CHAIR: Gilberto Frussa. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Supervisory Council. RESOLUTION UNANIMOUSLY ADOPTED: 1. The members of the Company’s Supervisory Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders’ Meeting in order to: 1.1. Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. (“Itaú BBA”) and its resulting dissolution are established, with the merger, by the Company and Itaú BBA Assessoria Financeira S.A. (“Itaú BBA Assessoria”), of the spun-off portions, with the purpose of transferring the activities as follows: (a) all typical activities of financial institutions to the Company; and (b) all activities related to financial advisory, structuring and coordination of securities transactions to Itaú BBA Assessoria (“Transaction”); 1.2. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report of the assets of Itaú BBA to be merged into the Company (“Appraisal Report”); 1.3. Resolve on the Appraisal Report, based on the balance sheet of Itaú BBA as of June 30, 2023, which may be updated in view of subsequent events; 1.4. Resolve on the Transaction, with no increase in the Company’s capital stock. After examining and discussing the afore mentioned proposals, the Councilors resolved to draw up the following opinion: “After examining the documents related to the proposals to be submitted to the Extraordinary General Stockholders’ Meeting, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents properly reflect the capital structure and the financial position of the Company, and the total spin-off transactions of Banco Itaú BBA S.A. and the merger of the spun-off portion into the Company, as well as their legal effects, represent fairly the interests of the Company’s stockholders, in compliance with the applicable legal and statutory rules and procedures.” p.27 CLOSING: Once the work was completed, this minute was signed after being drafted, read and approved by all. São Paulo (SP), October 26, 2023. (undersigned) Gilberto Frussa – Chair; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence p.28 7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction that were made available to the controlling stockholder at any stage of the transaction p.29 www.pwc.com.br (A free translation of the original in Portuguese) Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) Stockholders' equity valuation report calculated based on accounting records June 30, 2023 DocuSign Envelope ID: A7F971AF-279B-432E-991B-8B700E8E7A85 p.30 1 2 3 Stockholders' equity valuation report calculated based on accounting records To Management Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) Audit firm identification PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16o andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated July 1st, 2022, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the number 161.638, on August 26, 2022, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A., henceforth "Entity") to evaluate its stockholders' equity calculated based on the accounting records on June 30, 2023, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, presents below the results of its work. Purpose of evaluation The valuation of the stockholders' equity of Itaú BBA Assessoria Financeiras S.A. (previously Tulipa S.A.), as of June 30, 2023, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaú BBA S.A. for merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A., to be deliberated at the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and effected after authorization by the Central Bank of Brazil. Management's responsibility for the accounting information The Entity's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Entity is described in Appendix II of the valuation report. 2 of 7 PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br DocuSign Envelope ID: A7F971AF-279B-432E-991B-8B700E8E7A85 p.31 3 of 7 4 5 6 Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) Scope of the work and responsibility of the independent auditors Our responsibility is to express a conclusion about the book value of the Entity stockholders' equity as of June 30, 2023, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Entity in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement. An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Entity balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Entity. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion Based on the work performed, we conclude that the amount of R$ 275,787.56 (two hundred and seventyfive thousand, seven hundred and eighty-seven reais and fifty-six cents), according to the balance sheet as of June 30, 2023, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Itaú BBA Assessoria Financeira S.A., evaluated in accordance with the accounting practices adopted in Brazil. São Paulo, October, 31, 2023 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 DocuSign Envelope ID: A7F971AF-279B-432E-991B-8B700E8E7A85 p.32 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú BBA Assessoria Financeira S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 4 of 7 Pro-forma balance¹ Assets Accounting balance, in reais, at June 30, 2023 Subsequent Event² Portion to be incorporated from Itaú BBA³ After spin-off Current and long-term assets 277,900.48 860,000.00 324,167,952.40 Cash 605.70 - - lnterbank investments - - Securities 275,896.54 860,000.00 Other receivables 1,398.24 Other assets - - 200,000,000.00 - 123,814,014.25 353,938.15 325,305,852.88 605.70 200,000,000.00 1,135,896.54 123,815,412.49 353,938.15 Permanent assets - - 2,178,288,740.82 2,178,288,740.82 lnvestments - - 2,178,288,740.82 2,178,288,740.82 860,000.00 2,502,456,693.22 Total assets 2,503,594,593.70 Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated at October 31, 2023. 2 According Extraordinary Shareholders' Meeting occurred at August 4, 2023. 3 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.), is subject to the approval of shareholders of Itaú BBA Assessoria Financeira S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. 277,900.48 - DocuSign Envelope ID: A7F971AF-279B-432E-991B-8B700E8E7A85 p.33 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú BBA Assessoria Financeira S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 5 of 7 Pro-forma balance¹ Liabilities and stockholders' equity Accounting balance, in reais, at June 30, 2023 Subsequent Event² Portion to be incorporated from Itaú BBA³ After spin-off Current and Non-current liabilities 2,112.92 - 193,591,251.14 193,593,364.06 Other liabilities 2,112.92 - 193,591,251.14 193,593,364.06 Total stockholders' equity 275,787.56 860,000.00 2,308,865,442.08 2,310,001,229.64 Capital 150,000.00 860,000.00 1,308,990,000.00 1,310,000,000.00 Capital reserves - - 2,610,966.98 Revenue reserves 125,787.56 - 1,119,785,912.67 Other comprehensive income - - (122,521,437.57) 2,610,966.98 1,119,911,700.23 (122,521,437.57) 860,000.00 2,502,456,693.22 Total liabilities and stockholders' equity 2,503,594,593.70 Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated at October 31, 2023. 2 According Extraordinary Shareholders' Meeting occurred at August 4, 2023. 3 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.), is subject to the approval of shareholders of Itaú BBA Assessoria Financeira S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. 277,900.48 DocuSign Envelope ID: A7F971AF-279B-432E-991B-8B700E8E7A85 p.34 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú BBA Assessoria Financeira S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 6 of 7 1 General information The purpose of Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) is: (a) providing financial, commercial and technical advisory services; (b) provision of structuring and coordination services for operations with securities or related activities; (c) carrying out securities intermediation activities; and (d) participation in other companies, as shareholder or quotaholder. The operations of Itaú BBA Assessoria Financeira S.A. are conducted within the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. 2 Basis for preparing the balance sheet and summary of the main accounting policies The balance sheet as of June 30, 2023 was prepared in accordance with accounting practices adopted in Brazil and is intended to be part of the documentation of Itaú Unibanco Conglomerate's corporate reorganization. This corporate reorganization consists of the spin-off of certain assets and liabilities held by Banco Itaú BBA S.A. for subsequent merger by Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.) and by Itaú Unibanco Holding S.A. to be deliberated at the Extraordinary Shareholders' Meeting and effected after authorization by the Central Bank of Brazil. Itaú BBA Assessoria Financeira S.A. accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the balance sheet are presented below. (a) Cash Cash includes cash and bank deposits. (b) Financial Assets Financial assets are initially recognized at fair value and subsequently measured at amortized cost or fair value. DocuSign Envelope ID: A7F971AF-279B-432E-991B-8B700E8E7A85 p.35 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú BBA Assessoria Financeira S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 7 of 7 Classification and subsequent measurement of financial assets Amortized Cost Amortized cost is the value at which the financial asset is measured at initial recognition, plus adjustments made using the effective interest method, less the amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. (c) Share capital Common and preferred shares are classified in stockholders' equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders' equity as a deduction from the amount raised, net of taxes. 3 Subsequent Event At the Extraordinary General Meeting, on August 4, 2023, it was decided to increase the share capital by R$ 860,000.00, with the issuance of 316,293 shares, of which 105,431 common shares and 210,862 preferred shares, fully subscribed and paid in cash, by shareholder Itaú Consultoria de Valores Mobiliários S.A., at the issue price of R$ 2.71899. * * * DocuSign Envelope ID: A7F971AF-279B-432E-991B-8B700E8E7A85 p.36 Certificate Of Completion Envelope Id: A7F971AF279B432E991B8B700E8E7A85 Status: Completed Subject: Itaú BBA Assessoria Financeira 30.06.2023 - Inglês LoS / Área: Assurance (Audit, CMAAS) Tipo de Documento: Relatórios ou Deliverables Source Envelope: Document Pages: 7 Signatures: 1 Envelope Originator: Certificate Pages: 8 Initials: 0 Rafael Meta AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC-03:00) Brasilia Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca São Paulo, SP 05001-100 rafael.meta@pwc.com IP Address: 201.56.164.188 Record Tracking Status: Original 31 October 2023 | 12:09 Holder: Rafael Meta rafael.meta@pwc.com Location: DocuSign Status: Original 31 October 2023 | 12:17 Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team @pwc.com Location: DocuSign Signer Events Signature Timestamp Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate Signature Provider Details: Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Engagement Leader Signature Adoption: Pre-selected Style Using IP Address: 201.56.164.188 Sent: 31 October 2023 | 12:10 Viewed: 31 October 2023 | 12:14 Signed: 31 October 2023 | 12:17 Electronic Record and Signature Disclosure: Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC In Person Signer Events Signature Timestamp Editor Delivery Events Status Timestamp Agent Delivery Events Status Timestamp Intermediary Delivery Events Status Timestamp Certified Delivery Events Status Timestamp Carbon Copy Events Status Timestamp Rafael Meta rafael.meta@pwc.com Security Level: Email, Account Authentication (None) Sent: 31 October 2023 | 12:17 Viewed: 31 October 2023 | 12:17 Signed: 31 October 2023 | 12:17 Electronic Record and Signature Disclosure: Not Offered via DocuSign Witness Events Signature Timestamp p.37 Notary Events Signature Timestamp Envelope Summary Events Status Timestamps Envelope Sent Hashed/Encrypted 31 October 2023 | 12:10 Certified Delivered Security Checked 31 October 2023 | 12:14 Signing Complete Security Checked 31 October 2023 | 12:17 Completed Security Checked 31 October 2023 | 12:17 Payment Events Status Timestamps Electronic Record and Signature Disclosure p.38 CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA Registro Eletrônicos e Divulgação de Assinatura Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. 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Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: • You can access and read this Electronic Record and Signature Disclosure; and • You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and • Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC. p.44 www.pwc.com.br (A free translation of the original in Portuguese) Banco Itaú BBA S.A. Stockholders' equity valuation report calculated based on accounting records June 30, 2023 DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.45 1 2 3 Stockholders' equity valuation report calculated based on accounting records To Management Banco Itaú BBA S.A. Audit firm identification PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16o andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated July 1st, 2022, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the microfilm number 161.638, on August 26, 2022, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Banco Itaú BBA S.A. ("Bank") to evaluate its stockholders' equity calculated based on the accounting records on June 30, 2023, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work. Purpose of evaluation The valuation of the stockholders' equity of Banco Itaú BBA S.A., as of June 30, 2023, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaú BBA S.A. for merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.), to be deliberated at the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and effected after authorization by the Central Bank of Brazil. Management's responsibility for the accounting information The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report. 2 of 8 PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.46 3 of 8 4 5 6 Banco Itaú BBA S.A. Scope of the work and responsibility of the independent auditors Our responsibility is to express a conclusion about the book value of the Bank's stockholders' equity as of June 30, 2023, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement. An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion Based on the work performed, we conclude that the amount of R$ 3,018,041,718.99 (three billion, eighteen million, forty-one thousand, seven hundred and eighteen reais and ninety-nine cents), according to the balance sheet as of June 30, 2023, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Banco Itaú BBA S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. São Paulo, October, 31, 2023 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.47 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 4 of 8 Pro-forma balance¹ Assets Accounting balance, in reais, at June 30, 2023 Portion of spin-off to be incorporated by Itaú Unibanco Holding S.A.¹² Portion of spin-off to be incorporated by Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.)¹² After spin-off Current and long-term assets - Cash - lnterbank investments - Securities - lnterbank accounts - Other receivables 693,075,983.37 6,533.07 322,763,700.56 424,957.24 2,940.82 367,463,150.36 2,414,701.32 324,167,952.40 - 200,000,000.00 - - 123,814,014.25 353,938.15 - Other assets Permanent assets 402,686,309.05 2,178,288,740.82 - lnvestments 398,676,583.41 2,178,288,740.82 - Real estate 4,007,907.52 - - lntangible assets 1,017,243,935.77 6,533.07 522,763,700.56 424,957.24 2,940.82 491,277,164.61 2,768,639.47 2,580,975,049.87 2,576,965,324.23 4,007,907.52 1,818.12 1,818.12 - - Total assets 3,598,218,985.64 1,095,762,292.42 2,502,456,693.22 - Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated at October 31, 2023. 2 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.), is subject to the approval of shareholders of Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.48 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 5 of 8 Pro-forma balance¹ Liabilities and stockholders' equity Accounting balance, in reais, at June 30, 2023 Portion of spin-off to be incorporated by Itaú Unibanco Holding S.A.¹² Portion of spin-off to be incorporated by Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.)¹² After spin-off Current and Non-current liabilities 580,177,266.65 386,586,015.51 193,591,251.14 - Provisions 64,395,868.86 64,395,868.86 - - Other liabilities 515,781,397.79 322,190,146.65 193,591,251.14 - Total liabilities 580,177,266.65 386,586,015.51 193,591,251.14 - Capital 1,326,000,000.00 17,010,000.00 1,308,990,000.00 - Capital reserves 13,507,925.19 10,896,958.21 2,610,966.98 - Revenue reserves 1,825,594,588.09 705,808,675.42 1,119,785,912.67 - Other comprehensive income (147,060,794.29) (24,539,356.72) (122,521,437.57) - Total stockholders' equity 3,018,041,718.99 709,176,276.91 2,308,865,442.08 - 1,095,762,292.42 2,502,456,693.22 Total liabilities and stockholders' equity - Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated October 31, 2023. 2 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.), is subject to the approval of shareholders of Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. 3,598,218,985.64 DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.49 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 6 of 8 1 General information Banco Itaú BBA S.A. ("Itaú BBA" or "Bank") is engaged in banking activities, including foreign exchange operations, in the types authorized for multiple banks, with commercial, investment, leasing and real estate credit portfolios and credit, financing and investment. Itaú BBA's operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicality and reasonableness of being attributed to them. 2 Basis for preparing the balance sheet and summary of the main accounting policies The balance sheet as of June 30, 2023 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of Itaú Unibanco Conglomerate's corporate reorganization. This corporate reorganization consists of the spin-off of certain assets and liabilities held by Banco Itaú BBA S.A. for subsequent merger by Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.). Bank's accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the balance sheet are presented below. (a) Cash Cash includes cash and bank deposits. (b) Interbank investments, funds from acceptances and issuance of securities and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.50 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 7 of 8 (c) Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified as: . Available for sale - Securities that may be traded but are not acquired with the purpose of being actively and frequently traded, valued at fair value as a counterpart to the separate Stockholders' Equity account. Gains and losses on securities available for sale, when realized, will be recognized on the trading date in the Income Statement, against a specific account in Stockholders' Equity. Fair value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. (d) Other assets They are comprised of prepaid expenses, corresponding to disbursements which will produce benefits in future years. (e) Investments They are initially recognized at acquisition cost and subsequently valued using the equity method. Goodwill arising from investment acquisitions is amortized based on expected future profitability or its realization, when applicable. (f) Contingent Assets and Liabilities and Legal Obligations These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Balance Sheet, except when the Bank's Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management's best estimates, and are classified as: . Probable: in which liabilities are recognized in the Balance Sheet under Provisions; DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.51 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Banco Itaú BBA S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Banco Itaú BBA S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 8 of 8 . Possible: which are disclosed in the notes to the financial information, but no provision is recorded; . Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by claims relating to tax obligations, the legality or constitutionality of which is subject to judicial challenge, constituted by the full amount under discussion. (g) Income Tax and Social Contribution There are two components in the provision for Income Tax and Social Contribution: current and deferred. The current component approximates the taxes to be paid or recovered in the applicable period. The deferred component, represented by deferred tax assets and deferred tax obligations, is obtained by the differences between the accounting and tax calculation bases of assets and liabilities, at the end of each period. (h) Share capital Common and preferred shares are classified in stockholders' equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders' equity as a deduction from the amount raised, net of taxes. * * * DocuSign Envelope ID: 92BD0A8D-FAEF-4CB1-8BA7-B87CBEF06D11 p.52 Certificate Of Completion Envelope Id: 92BD0A8DFAEF4CB18BA7B87CBEF06D11 Status: Completed Subject: Laudo Itaú BBA 30.06.2023 - Inglês LoS / Área: Assurance (Audit, CMAAS) Tipo de Documento: Relatórios ou Deliverables Source Envelope: Document Pages: 8 Signatures: 1 Envelope Originator: Certificate Pages: 8 Initials: 0 Rafael Meta AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC-03:00) Brasilia Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca São Paulo, SP 05001-100 rafael.meta@pwc.com IP Address: 201.56.164.188 Record Tracking Status: Original 31 October 2023 | 11:43 Holder: Rafael Meta rafael.meta@pwc.com Location: DocuSign Status: Original 31 October 2023 | 11:52 Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team @pwc.com Location: DocuSign Signer Events Signature Timestamp Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate Signature Provider Details: Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Engagement Leader Signature Adoption: Pre-selected Style Using IP Address: 201.56.5.228 Sent: 31 October 2023 | 11:45 Viewed: 31 October 2023 | 11:49 Signed: 31 October 2023 | 11:52 Electronic Record and Signature Disclosure: Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC In Person Signer Events Signature Timestamp Editor Delivery Events Status Timestamp Agent Delivery Events Status Timestamp Intermediary Delivery Events Status Timestamp Certified Delivery Events Status Timestamp Carbon Copy Events Status Timestamp Rafael Meta rafael.meta@pwc.com Security Level: Email, Account Authentication (None) Sent: 31 October 2023 | 11:52 Viewed: 31 October 2023 | 11:52 Signed: 31 October 2023 | 11:52 Electronic Record and Signature Disclosure: Not Offered via DocuSign Witness Events Signature Timestamp p.53 Notary Events Signature Timestamp Envelope Summary Events Status Timestamps Envelope Sent Hashed/Encrypted 31 October 2023 | 11:45 Certified Delivered Security Checked 31 October 2023 | 11:49 Signing Complete Security Checked 31 October 2023 | 11:52 Completed Security Checked 31 October 2023 | 11:52 Payment Events Status Timestamps Electronic Record and Signature Disclosure p.54 CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA Registro Eletrônicos e Divulgação de Assinatura Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. 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By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: • You can access and read this Electronic Record and Signature Disclosure; and • You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and • Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC. p.60 www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Stockholders' equity valuation report calculated based on accounting records June 30, 2023 DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.61 1 2 3 Stockholders' equity valuation report calculated based on accounting records To Management Itaú Unibanco Holding S.A. Audit firm identification PricewaterhouseCoopers Auditores Independentes Ltda., a company of professionals established in the capital of the State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16o andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Finance Ministry under the number 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under the number 2SP000160/O-5, with its Social Contract of constitution registered in 4th Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, on September 17, 1956, and subsequent changes registered in the 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP, the last of which, dated July 1st, 2022, registered in the same 2nd Registry Office of Titles and Documents and Civil Entities of São Paulo - SP under the number 161.638, on August 26, 2022, represented by its partner under signed, Mr. Emerson Laerte da Silva, Brazilian, married, accountant, holder of identity card number 18.126.213-7, individual taxpayer identification number 125.160.718-76 and in the Regional Accounting Council of the State of São Paulo under the number 1SP171089/O-3, domiciled in the State of São Paulo with an office at the same address as the one represented above, appointed by the management of Itaú Unibanco Holding S.A. ("Bank") to evaluate its stockholders' equity calculated based on the accounting records on June 30, 2023, summarized in the Appendix I, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the results of its work. Purpose of evaluation The valuation of the stockholders' equity of Itaú Unibanco Holding S.A., as of June 30, 2023, is intended to be part of the documentation of the corporate reorganization process of Itaú Unibanco Conglomerate, through the spin-off of certain assets and liabilities of Banco Itaú BBA S.A. for merger into Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira S.A. (previously named Tulipa S.A.), to be deliberated at the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and effected after authorization by the Central Bank of Brazil. Management's responsibility for the accounting information The Bank's management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such financial information free of material misstatement, whether due to fraud or error. The summary of the main accounting policies adopted by the Bank is described in Appendix II of the valuation report. 2 of 9 PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.62 Itaú Unibanco Holding S.A. 3 of 9 Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion about the book value of the Bank's stockholders' equity as of June 30, 2023, based on the work conducted in accordance with Technical Release 03/2014 (R1) issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for issuing valuation reports. As such, we carried out the examination of the balance sheet of the Bank in accordance with Brazilian and International Auditing Standards, which require compliance with ethical requirements by the auditor and that the audit to be planned and executed in order to obtain reasonable assurance that the stockholders' equity determined for the preparation of our valuation report is free from material misstatement. 5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in stockholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the preparation of the Bank's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6 Based on the work performed, we conclude that the amount of R$ 170,577,389,104.15 (one hundred and seventy billion, five hundred and seventy-seven million, three hundred and eighty-nine thousand, one hundred and four reais and fifteen cents), according to the balance sheet as of June 30, 2023, recorded in the accounting records and summarized in Appendix I, represents, in all material respects, the stockholders' equity of Itaú Unibanco Holding S.A., evaluated in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. São Paulo, October, 31, 2023 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.63 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú Unibanco Holding S.A. Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 4 of 9 Pró-forma balance¹ Assets Accounting balance, in reais, at June 30, 2023 Portion to be incorporated from Itaú BBA¹² Cancellation of investment After spin-off Current and long-term assets 222,971,780,223.54 693,075,983.37 - 223,664,856,206.91 Cash 2,542,663,195.87 6,533.07 - 2,542,669,728.94 lnterbank investments 55,965,782,399.66 322,763,700.56 - 56,288,546,100.22 Securities and derivative financial instruments 1,369,562,325.62 424,957.24 - 1,369,987,282.86 lnterbranch accounts 15,481,840.20 2,940.82 - 15,484,781.02 Loan, lease and other credit operations 132,634,079,061.45 - - 132,634,079,061.45 Other receivables 29,936,429,404.75 367,463,150.36 - 30,303,892,555.11 Other assets 507,781,995.99 2,414,701.32 - 510,196,697.31 Permanent assets 173,370,971,241.71 402,686,309.05 - 173,773,657,550.76 lnvestments 172,963,441,684.53 398,676,583.41 (709,176,276.91) 172,652,941,991.04 Real estate 3,456,934.36 4,007,907.52 - 7,464,841.88 lntangible assets 404,072,622.82 1,818.12 - 404,074,440.94 1,095,762,292.42 (709,176,276.91 Total assets ) 396,729,337,480.76 Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated at October 31, 2023. 2 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú Unibanco Holding S.A., is subject to the approval of shareholders of Itaú Unibanco Holding S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. 396,342,751,465.25 DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.64 Appendix I to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú Unibanco Holding S.A. Summarized balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 5 of 9 Pró-forma balance¹ Liabilities and stockholders' equity Accounting balance, in reais, at June 30, 2023 Portion to be incorporated from Itaú BBA¹² Cancellation of investment After spin-off Current and Non-current liabilities 225,765,362,361.10 386,586,015.51 - 226,151,948,376.61 Deposits 77,883,785,478.20 - - 77,883,785,478.20 Deposits received under securities repurchase agreements 18,980,395,453.88 - - 18,980,395,453.88 Funds from acceptances and issuance of securities 4,033,061,306.15 - - lnterbank accounts 50,333,642,191.53 - - Derivative financial instruments 0.01 - - Allowance for loan commitments 551,196,470.00 - - Provisions 1,130,612,939.83 64,395,868.86 - Other liabilities 72,852,668,521.50 322,190,146.65 - 4,033,061,306.15 50,333,642,191.53 0.01 551,196,470.00 1,195,008,808.69 73,174,858,668.15 Total liabilities 225,765,362,361.10 386,586,015.51 - 226,151,948,376.61 Capital 90,729,000,000.00 17,010,000.00 (17,010,000.00) 90,729,000,000.00 Capital reserves 2,270,290,631.73 10,896,958.21 (10,896,958.21) 2,270,290,631.73 Revenue reserves 85,111,082,919.94 705,808,675.42 (705,808,675.42) 85,111,082,919.94 Other comprehensive income (7,424,098,069.66) (24,539,356.72) 24,539,356.72 (7,424,098,069.66) Treasury shares (108,886,377.86) - - (108,886,377.86) 709,176,276.91 (709,176,276.91) 170,577,389,104.15 1,095,762,292.42 (709,176,276.91) 396,729,337,480.76 Total stockholders' equity Total liabilities and stockholders' equity Notes: 1 According to the Protocol and Justification of the spin-off and subsequent merger, dated at October 31, 2023. 2 The spin-off of Banco Itaú BBA S.A. and consequent merger into Itaú Unibanco Holding S.A., is subject to the approval of shareholders of Itaú Unibanco Holding S.A. through the Extraordinary Shareholders' Meeting to be held on November 30, 2023 and will be effected after authorization by the Central Bank of Brazil. 170,577,389,104.15 396,342,751,465.25 DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.65 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 6 of 9 1 General information Itaú Unibanco Holding S.A. ("Bank") is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, no 100, in the city of São Paulo, state of São Paulo, Brazil. The Bank is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of its common shares, and which is jointly controlled by (i) Itaúsa S.A., a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações, a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of the Bank's common shares. 2 Basis for preparing the balance sheet and summary of the main accounting policies The balance sheet as of June 30, 2023 was prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil and is intended to be part of the documentation of Itaú Unibanco Conglomerate's corporate reorganization. This corporate reorganization consists of the spin-off of certain assets and liabilities held by Banco Itaú BBA S.A. for subsequent merger by Itaú BBA Assessoria Financeira S.A. (previously Tulipa S.A.) and by Itaú Unibanco Holding S.A. to be deliberated at the Extraordinary Shareholders' Meeting and effected after authorization by the Central Bank of Brazil. Bank's accounting information were prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, in conformity, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the balance sheet are presented below. (a) Cash Cash includes cash and bank deposits. (b) Interbank investments, funds from acceptances and issuance of securities and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.66 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 7 of 9 Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. (c) Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. As of June 30, 2023, securities are classified as: . Trading securities - Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; Fair value Fair value is the price that would be received from the sale of an asset that would be paid for the transfer of a liability in an ordered transaction between market players on the measurement date. The fair value hierarchy is classified according to the relevance of data observed in the measurement process. In cases in which prices quoted in the market are unavailable, fair values are based on estimates, with the use of discounted cash flows and other appraisal techniques. The techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be supported by comparison with independent markets and, in many cases, they cannot be realized upon the immediate settlement of the instrument. The methods and assumptions used for estimating the fair value of Financial Assets are as follows: Level 1: Highly liquid securities with prices available in an active market and derivatives traded on stock exchanges. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.67 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 8 of 9 Level 3: When there is no pricing information in an active market, internally developed models are used, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities which are not usually traded in an active market. The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, it is believed that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. (d) Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. (e) Other assets They are comprised of prepaid expenses, corresponding to disbursements which will produce benefits in future years. (f) Investments Include goodwill identified in the acquisition of subsidiaries, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. (g) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount. These contingencies are evaluated based on Management's best estimates, and are classified as: . Probable: in which liabilities are recognized in the Balance Sheet under Other Liabilities; DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.68 Appendix II to the stockholders' equity valuation report calculated based on the accounting records issued on October 31, 2023 Itaú Unibanco Holding S.A. Management explanatory notes to the balance sheet at June 30, 2023 In reais This Appendix is an integral and inseparable part of the Stockholders' equity valuation report calculated based on accounting records of Itaú Unibanco Holding S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated October 31, 2023. 9 of 9 . Possible: which are disclosed in the notes to the financial information, but no provision is recorded; . Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Balance Sheet, except when the Bank's Management considers that realization is practically certain. In general, they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. (h) Share capital Common and preferred shares are classified in stockholders' equity. Incremental costs directly attributable to the issuance of new shares or options are shown in stockholders' equity as a deduction from the amount raised, net of taxes. When the Bank purchases treasury shares, the amount paid, including any additional directly attributable costs (net of income tax), is deducted from the stockholders' equity attributable to the Bank's stockholders until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the respective effects of income tax and social contribution, is included in the stockholders' equity attributable to the Bank's stockholders. * * * DocuSign Envelope ID: 835F4095-6968-423B-9382-379B73601D69 p.69 Certificate Of Completion Envelope Id: 835F40956968423B9382379B73601D69 Status: Completed Subject: Laudo Itaú Unibanco Holding 30.06.2023 - Inglês LoS / Área: Assurance (Audit, CMAAS) Tipo de Documento: Relatórios ou Deliverables Source Envelope: Document Pages: 9 Signatures: 1 Envelope Originator: Certificate Pages: 8 Initials: 0 Rafael Meta AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC-03:00) Brasilia Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca São Paulo, SP 05001-100 rafael.meta@pwc.com IP Address: 201.56.164.188 Record Tracking Status: Original 31 October 2023 | 12:03 Holder: Rafael Meta rafael.meta@pwc.com Location: DocuSign Status: Original 31 October 2023 | 12:16 Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team @pwc.com Location: DocuSign Signer Events Signature Timestamp Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate Signature Provider Details: Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Engagement Leader Signature Adoption: Pre-selected Style Using IP Address: 201.56.5.228 Sent: 31 October 2023 | 12:04 Viewed: 31 October 2023 | 12:10 Signed: 31 October 2023 | 12:16 Electronic Record and Signature Disclosure: Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC In Person Signer Events Signature Timestamp Editor Delivery Events Status Timestamp Agent Delivery Events Status Timestamp Intermediary Delivery Events Status Timestamp Certified Delivery Events Status Timestamp Carbon Copy Events Status Timestamp Rafael Meta rafael.meta@pwc.com Security Level: Email, Account Authentication (None) Sent: 31 October 2023 | 12:16 Viewed: 31 October 2023 | 12:16 Signed: 31 October 2023 | 12:16 Electronic Record and Signature Disclosure: Not Offered via DocuSign Witness Events Signature Timestamp p.70 Notary Events Signature Timestamp Envelope Summary Events Status Timestamps Envelope Sent Hashed/Encrypted 31 October 2023 | 12:04 Certified Delivered Security Checked 31 October 2023 | 12:10 Signing Complete Security Checked 31 October 2023 | 12:16 Completed Security Checked 31 October 2023 | 12:16 Payment Events Status Timestamps Electronic Record and Signature Disclosure p.71 CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA Registro Eletrônicos e Divulgação de Assinatura Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão “Eu concordo” na parte inferior deste documento. Obtenção de cópias impressas A qualquer momento, você poderá solicitar de nós uma cópia impressa de qualquer registro fornecido ou disponibilizado eletronicamente por nós a você. Você poderá baixar e imprimir os documentos que lhe enviamos por meio do sistema DocuSign durante e imediatamente após a sessão de assinatura, e se você optar por criar uma conta de usuário DocuSign, você poderá acessá-los por um período de tempo limitado (geralmente 30 dias) após a data do primeiro envio a você. Após esse período, se desejar que enviemos cópias impressas de quaisquer desses documentos do nosso escritório para você, cobraremos de você uma taxa de R$ 0.00 por página. Você pode solicitar a entrega de tais cópias impressas por nós seguindo o procedimento descrito abaixo. Revogação de seu consentimento Se você decidir receber de nós avisos e divulgações eletronicamente, você poderá, a qualquer momento, mudar de ideia e nos informar, posteriormente, que você deseja receber avisos e divulgações apenas em formato impresso. A forma pela qual você deve nos informar da sua decisão de receber futuros avisos e divulgações em formato impresso e revogar seu consentimento para receber avisos e divulgações está descrita abaixo. Consequências da revogação de consentimento Se você optar por receber os avisos e divulgações requeridos apenas em formato impresso, isto retardará a velocidade na qual conseguimos completar certos passos em transações que te envolvam e a entrega de serviços a você, pois precisaremos, primeiro, enviar os avisos e divulgações requeridos em formato impresso, e então esperar até recebermos de volta a confirmação de que você recebeu tais avisos e divulgações impressos. Para indicar a nós que você mudou de ideia, você deverá revogar o seu consentimento através do preenchimento do formulário “Revogação de Consentimento” da DocuSign na página de assinatura de um envelope DocuSign, ao invés de assiná-lo. Isto indicará que você revogou seu consentimento para receber avisos e divulgações eletronicamente e você não poderá mais usar o sistema DocuSign para receber de nós, eletronicamente, as notificações e consentimentos necessários ou para assinar eletronicamente documentos enviados por nós. Electronic Record and Signature Disclosure created on: 22 November 2021 | 10:57 Parties agreed to: Emerson Laerte p.72 Todos os avisos e divulgações serão enviados a você eletronicamente A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente. Como contatar a PwC: Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo: To contact us by email send messages to: fiche.alessandra@pwc.com Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com Para informar seu novo endereço de e-mail a PwC: Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address. Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign. Para solicitar cópias impressas a PwC: Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso. Para revogar o seu consentimento perante a PwC: p.73 Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá: (i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou (ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process. Hardware e software necessários**: (i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS® (ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas) (iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF. (iv) Resolução de Tela: Mínimo 800 x 600 (v) Ajustes de Segurança habilitados: Permitir cookies por sessão ** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas. Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente: Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão “Eu concordo” abaixo. Ao selecionar o campo “Eu concordo”, eu confirmo que: p.74 (i) Eu posso acessar e ler este documento eletrônico, denominado CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTRO ELETRÔNICO E DIVULGAÇÃO DE ASSINATURA; e (ii) Eu posso imprimir ou salvar ou enviar por e-mail esta divulgação para onde posso imprimi-la para futura referência e acesso; e (iii) Até ou a menos que eu notifique a PwC conforme descrito acima, eu consinto em receber exclusivamente em formato eletrônico, todos os avisos, divulgações, autorizações, aceites e outros documentos que devam ser fornecidos ou disponibilizados para mim por PwC durante o curso do meu relacionamento com você. ELECTRONIC RECORD AND SIGNATURE DISCLOSURE From time to time, PwC (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. Getting paper copies At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below. Withdrawing your consent If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below. Consequences of changing your mind If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, p.75 and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact PwC: You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To contact us by email send messages to: fiche.alessandra@pwc.com To advise PwC of your new email address To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at fiche.alessandra@pwc.com and in the body of such request you must state: your previous email address, your new email address. We do not require any other information from you to change your email address. If you created a DocuSign account, you may update it with your new email address through your account preferences. To request paper copies from PwC To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any. p.76 To withdraw your consent with PwC To inform us that you no longer wish to receive future notices and disclosures in electronic format you may: i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may; ii. send us an email to fiche.alessandra@pwc.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.. Required hardware and software The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guidesigning- system-requirements. Acknowledging your access and consent to receive and sign documents electronically To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to ‘I agree to use electronic records and signatures’ before clicking ‘CONTINUE’ within the DocuSign system. By selecting the check-box next to ‘I agree to use electronic records and signatures’, you confirm that: • You can access and read this Electronic Record and Signature Disclosure; and • You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and • Until or unless you notify PwC as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by PwC during the course of your relationship with PwC. p.77 8. Identification of any conflicts of interest between the financial institutions, companies and the professionals that have prepared the documents mentioned in item 7 and the companies involved in the transaction There is no current or potential conflict or confluence of interest between the appraiser and the companies involved in the transaction. 9. Projects regarding or amendments to the bylaws of the companies resulting from the transaction As a result of the transaction, the main paragraph of Article 3 of the Bylaws of Itaú BBA Assessoria Financeira S.A. will be amended to reflect the capital increase resulting from the spin-off. Consequently, the main paragraph of Article 3 of the Bylaws of Itaú BBA Assessoria Financeira S.A. will be effective with the following wording: Article 3 – The fully paid up capital in national currency is one billion and three hundred and ten million Brazilian reais (R$1,310,000,000,00), divided into eight hundred and forty-nine million, five hundred and seventy-nine thousand and three hundred and eighty-one (849,579,381) registered shares, with no par value, of which two hundred and eighty-three million, one hundred and ninety-three thousand and one hundred and twenty-seven (283,193,127) are common shares and five hundred and sixty-six million, three hundred and eighty-six thousand and two hundred and fifty-four (566,386,254) are preferred shares that will have no voting rights, and they shall comply with the limit of two-thirds (2/3) of the total shares issued and shall be entitled to the following advantages: a) priority in the distribution of a minimum dividend, per share, of 3% of the amount of the share’s equity and, in the event of a split or reverse split, the minimum dividend will be adjusted in accordance with the new number of shares of that type; b) participation under the same conditions as the common shares in the distribution of dividends after a dividend equal to the minimum dividend provided for in item “a” is assured; c) priority in the reimbursement of capital, with no premium, in the event of liquidation of the company up to the amount of the portion of the capital represented by this type of shares; and d) participation under the same conditions as the common shares in capital increases arising from the capitalization of reserves and profit. The Bylaws of Itaú Unibanco Holding S.A. will also be amended to provide for the new composition of the Board of Officers and the full text of which can be found in Attachment III to this Manual. Consequently, item 9.1. of Article 9 of the Bylaws will be effective with the following wording: “Article 9 (...) - 9.1. The Board of Officers shall have between five (5) and forty (40) members, comprising the positions of Chief Executive Officer and Officer.” 10. Financial statements used for the purpose of the transaction, in accordance with the specific standard The financial statements as of June 30, 2023 used for the purpose of the transaction are presented at the end of this document. 11. Pro forma financial statements prepared for the purpose of the transaction, in accordance with the specific standard ITAÚ UNIBANCO HOLDING S.A. Pro Forma Balance Sheet (In thousands of reais) Assets Before the spinoff 06/30/2023 Portion spun-off by Itaú BBA Cancellation of the investment and equity Itaú Unibanco Holding after the spin-off Current and non-current 222,971,780 693,076 - 223,664,856 Cash equivalents 2,542,663 7 - 2,542,670 Interbank investments 55,965,782 322,764 - 56,288,546 Interbranch accounts 15,482 3 - 15,485 Marketable securities and derivative financial instruments 1,369,562 425 - 1,369,987 p.78 Loan, lease and other credit operations 132,634,079 - - 132,634,079 Operations with credit granting characteristics 146,737,628 - - 146,737,628 (Allowance for loan losses) (14,103,549) - - (14,103,549) Other receivables 29,936,429 367,463 - 30,303,893 Other assets 507,782 2,415 - 510,197 Permanent assets 173,370,971 402,686 - 173,773,658 Investments 172,963,442 398,677 (709,176) 172,652,942 Fixed assets 3,457 4,008 - 7,465 Intangible assets 404,073 2 - 404,074 Total assets 396,342,751 1,095,762 (709,176) 396,729,337 ITAÚ UNIBANCO HOLDING S.A. Pro Forma Balance Sheet (In thousands of reais) Liabilities and equity Before the spinoff 06/30/2023 Portion spun-off by Itaú BBA Cancellation of the investment and equity Itaú Unibanco Holding after the spin-off Current and non-current 225,765,362 386,586 - 226,151,948 Deposits 77,883,785 - - 77,883,785 Money market funding 18,980,395 - - 18,980,395 Funds from acceptance and issuance of securities 4,033,061 - - 4,033,061 Interbank accounts 50,333,642 - - 50,333,642 Provisions 1,681,809 64,396 - 1,746,205 Other liabilities 72,852,669 322,190 - 73,174,859 Current tax liabilities 2,137,042 205,917 - 2,342,959 Deferred tax liabilities 711,004 1,394 - 712,397 Social and statutory 4,794,590 - - 4,794,590 Subordinated debts 36,593,074 - - 36,593,074 Sundry 28,616,958 114,879 - 28,731,838 Equity 170,577,389 709,176 (709,176) 170,577,389 Capital 90,729,000 17,010 (17,010) 90,729,000 Capital reserves 2,270,291 10,897 (10,897) 2,270,291 Revenue reserves 85,111,083 705,809 (705,809) 85,111,083 Other comprehensive income (7,424,098) (24,539) 24,539 (7,424,098) (Treasury shares) (108,886) - - (108,886) Total liabilities and equity 396,342,751 1,095,762 (709,176) 396,729,337 p.79 Itaú BBA Assessoria Financeira S.A. Balance Sheet of the Spin-Off (In thousands of reais) Assets Before the spin-off 06/30/2023 Subsequent event After the subsequent event Portion spunoff by Itaú BBA After the spinoff Current and non-current 278 860 1,138 324,168 325,306 Cash equivalents 1 - 1 - 1 Interbank investments - - - 200,000 200,000 Marketable securities¹ 276 860 1,136 - 1,136 Other receivables 1 - 1 123,814 123,815 Other assets - - - 354 354 Permanent assets - - - 2,178,289 2,178,289 Investments - - - 2,178,289 2,178,289 Total assets 278 860 1,138 2,502,457 2,503,595 1. On August 4, a capital increase was approved. Itaú BBA Assessoria Financeira S.A. Balance Sheet of the Spin-Off (In thousands of reais) Liabilities and equity Before the spin-off 06/30/2023 Subsequent event After the subsequent event Portion spunoff by Itaú BBA After the spin-off Current and non-current 2 - 2 193,591 193,593 Other liabilities 2 - 2 193,591 193,593 Current tax liabilities 2 - 2 7,893 7,895 Social and statutory 0 - 0 153,984 153,984 Sundry - - - 31,714 31,714 Equity 276 860 1,136 2,308,865 2,310,001 Capital¹ 150 860 1,010 1,308,990 1,310,000 Capital reserves - - - 2,611 2,611 Revenue reserves 126 - 126 1,119,786 1,119,912 Other comprehensive income - - - (122,521) (122,521) Total liabilities and equity 278 860 1,138 2,502,457 2,503,595 1. On August 4, a capital increase was approved. 12. Document containing information about the companies directly involved that are not publicly-held companies, including3: a. Risk factors, in accordance with items 4.1 and 4.3 of the reference form b. Description of the main changes in risk factors that took place in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the transaction 3 It is unnecessary to provide the information referred to in this item in relation to companies that meet the following conditions: (i) companies that do not have any type of liabilities; and (ii) companies that have shares of other companies involved in the transaction as their only asset. p.80 c. Description of its activities, in accordance with items 1.2 to 1.5 of the reference form d. Description of the economic group, in accordance with item 6 of the reference form e. Description of the capital stock, in accordance with item 12.1 of the reference form This information is already included in the Company’s Reference Form, taking into account that Banco Itaú BBA S.A. is its whole-owned subsidiary. 13. Description of capital and control structure after the transaction, in accordance with item 6 of the reference form The Company’s capital and control structure after the transaction will remain unchanged, in accordance with item 6 of the Reference Form. 14. Number, class and type of marketable securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to these companies, as defined by the regulations governing public offerings for the acquisition of shares The Company holds 100% of the shares issued by Banco Itaú BBA S.A. With respect to the Company, the controlling stockholders, the management members and the members of the Supervisory Council hold, in aggregate, 4,615,181,036 shares issued by the Company itself (47.07%), of which 4,572,337,037 are common shares (92.22%) and 42,843,999 are preferred shares (0.88%) as of June 30, 2023. 15. Exposure of any of the companies involved in the transaction, or of persons related to these companies, as defined by the regulations governing public offerings for the acquisition of shares, in derivatives backed by marketable securities issued by the other companies involved in the transaction. Not applicable. 16. Report covering all the trading carried out in the past six (6) months by the persons indicated below of marketable securities issued by the companies involved in the transaction: a. Companies involved in the transaction i. Private acquisition transactions In the past six (6) months, no private acquisition transactions were carried out by the Company or Banco Itaú BBA S.A. ii. Private sale transactions In the past six (6) months, no private sale transactions were carried out by the Company or Banco Itaú BBA S.A. iii. Acquisition transactions in regulated markets In the past six (6) months, no acquisition transactions were carried out in regulated markets by the Company or Banco Itaú BBA S.A. iv. Sale transactions in regulated markets In the past six (6) months, no sale transactions were carried out in regulated markets by the Company or Banco Itaú BBA S.A. b. Parties related to the companies involved in the transaction p.81 i. Private acquisition transactions ii. Private sale transactions iii. Acquisition transactions in regulated markets iv. Sale transactions in regulated markets The transactions carried out were duly disclosed and are available on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br), in accordance with Article 11 of CVM Resolution No. 44/21 and B3’s Level 1 Corporate Governance Listing Regulation. 17. Document through which the Special Independent Committee has submitted its recommendations to the Board of Directors if the transaction had been negotiated in accordance with CVM Guidance Opinion No. 35 of 2008. Not applicable. ATTACHMENT II ATTACHMENT L OF CVM RESOLUTION No. 81/22 INFORMATION ON APPRAISERS 1. List the appraisers recommended by management: The management of Itaú Unibanco Holding S.A. (“Company”) has engaged Pricewaterhouse Coopers Auditores Independentes Ltda., established in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,732, 16th floor, sections 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, enrolled with the Corporate Taxpayer’s Registry of the Ministry of Finance (CNPJ/MF) under the No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under the No. 2SP000160/O-5, to prepare the audit reports on balance sheets and respective explanatory notes and appraisal reports on the book net worth determined based on the accounting books of the Company, Itaú BBA Assessoria Financeira S.A. and Banco Itaú BBA S.A. 2. Describe the qualifications of the recommended appraisers: PwC is one of the four largest providers of professional audit and assurance services in the world and is present in 157 countries, with over 250,000 professionals dedicated to providing high-quality services. Present in Brazil since 1915, PwC Brazil has approximately 3,600 professionals in 15 offices located across all Brazilian regions. PwC is the auditor of the balance sheets of the companies involved in the spin-off, which makes it more qualified to confirm the value of their equities and ensures synergies between the recently conducted audits. 3. Provide a copy of the engagement proposals and fees to be paid to the recommended appraisers This information is included in PwC’s Engagement Proposals – SERVICE REQUEST No. 20/2023 IN CONNECTION WITH THE MASTER AGREEMENT (“AGREEMENT”) OF AUDIT AND RELATED SERVICES ENTERED INTO BETWEEN THE ITAÚ UNIBANCO CONGLOMERATE AND THE FIRM ENGAGED ON APRIL 25, 2023 that are part of this attachment (see below). 4. Describe any material relationship existing in the past three (3) years between the recommended appraisers and the company’s related parties, as defined in the accounting standards that address this topic: PwC has provided services of audit and review of the financial statements, review of the Reference Forms and other regulatory and recurring audits to the Company and its subsidiaries for the past three years and it also audits the financial statements of the related parties Itaúsa, IUPAR, and Duratex S.A. p.82 SOLICITAÇÃO DE SERVIÇO Nº 20/2023 VINCULADA AO CONTRATO MASTER (“CONTRATO”) DE PRESTAÇÃO DE SERVIÇOS DE AUDITORIA E TRABALHOS RELACIONADOS CELEBRADO ENTRE CONGLOMERADO ITAÚ UNIBANCO E CONTRATADA EM 25/04/2023 O Itaú Unibanco Holding S.A., com base no Contrato acima identificado, solicita à Contratada a prestação dos serviços abaixo especificados, observadas as condições seguintes. 1. BENEFICIÁRIA DOS SERVIÇOS BANCO ITAÚ BBA S.A. (“Itaú BBA”), com sede na Av. Brigadeiro Faria Lima 3.500, andares 1 a 3, Itaim Bibi, São Paulo/SP, inscrito no CNPJ n. 17.298.092/0001-30, TULIPA S.A. (“Tulipa”), inscrita no CNPJ n. 04.845.753/0001-59, com sede na Avenida Engenheiro Armando de Arruda Pereira, 774 – 9º andar, Bairro Parque Jabaquara, São Paulo/SP; e ITAÚ UNIBANCO HOLDING S.A. (“Holding”), inscrita no CNPJ n. 60.872.504/0001-23, com sede na Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Bairro Parque Jabaquara, São Paulo/SP– que nesse instrumento foi estabelecido e acordado que são representados pelo ITAÚ UNIBANCO HOLDING S.A. ("CONTRATANTE"). 2. RESPONSÁVEL PELOS SERVIÇOS PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES LTDA., com sede na capital do Estado de São Paulo, na Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, inscrita no CNPJ/MF sob o no 61.562.112/0001- 20 (“CONTRATADA”). 3. OBJETIVOS Em sequência ao processo de restruturação societária do Grupo Itaú Unibanco, na database de 30 de junho de 2023, será realizada a cisão total dos ativos e passivos do Banco Itaú BBA S.A., para posterior incorporação na Itaú Unibanco Holding S.A. e na Tulipa S.A. Os ativos e passivos que serão cindidos e a proporção envolvida para as entidades mencionadas serão definidos pela administração da Holding. A operação de cisão e posterior incorporação ocorrerá após aprovação em Assembleia de Acionistas que ocorrerá em data a ser definida e aprovação do Banco Central do Brasil, com base nos saldos apurados nos balanços patrimoniais levantados em 30 de junho de 2023. Nossos serviços objetivam a emissão de: 1) laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do Banco Itaú BBA S.A., em português, para a data-base de 30 de junho de 2023; 2) laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do Itaú Unibanco Holding S.A., em português, para a data-base de 30 de junho de 2023. 3) laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Tulipa S.A., em português, para a data-base de 30 de junho de 2023. p.83 Esses relatórios serão parte integrante da documentação a ser preparada pela Contratante para fins do processo de reorganização societária do Conglomerado Itaú Unibanco com o objetivo de cisão total dos ativos e passivos do Itaú BBA. Para emissão dos referidos laudos do patrimônio contábil, faz-se necessária a auditoria dos saldos patrimonais das mencionadas entidades. Considerando que o exame de auditoria das informações contábeis do Itaú BBA e da Holding já foi contratado através do TSS 02/2023. O exame dos saldos patrimoniais da Tulipa em 30 de junho de 2023, por sua vez, fica contratado através deste TSS, já que tal entidade não possui escopo contratado para a realização de serviço desta natureza. 4. ESCOPO TÉCNICO E NORMAS APLICÁVEIS Nossos exames (Holding, Itaú BBA e Tulipa) serão conduzidos de acordo com as normas profissionais e éticas relativas à auditoria independente aplicáveis no Brasil, ou seja, aquelas emanadas das normas profissionais e técnicas do Conselho Federal de Contabilidade (CFC). Conforme solicitado pela administração, emitiremos os laudos de avaliação mencionados anterioremente, na data-base de 30 de junho de 2023, cujo conforto será obtido através da auditoria dos saldos patrimoniais da Holding, Itaú BBA e Tulipa. Os laudos de avaliação dos patrimônios líquidos contábeis das entidades serão apurados por meio dos livros contábeis para a data-base de 30 de junho de 2023 e seus correspondentes anexos, serão preparados de acordo com as práticas contábeis adotadas no Brasil, sendo que para as entidades financeiras (Holding e Itaú BBA) serão preparados de acordo com as práticas contábeis adotadas no Brasil aplicáveis às instituições autorizadas a funcionar pelo Banco Central do Brasil. Nossos laudos serão fundamentados em procedimentos de auditoria aplicados sobre os saldos contábeis das entidades mencionadas anteriormente, com o objetivo de suportar as emissões dos laudos de avaliação dos patrimônios líquidos contábeis mencionados no item 3, nos termos das normas contábeis aplicáveis e do Comunicado Técnico 03/2014 (R1), emitido pelo IBRACON - Instituto dos Auditores Independentes do Brasil, que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial, e CTG 2002, emitido pelo Conselho Federal de Contabilidade, que dispõe sobre os padrões técnicos e profissionais a serem observados pelos contadores para emissão de laudos de avaliação. Os papéis de trabalho e arquivos por nós criados no decorrer de nossos exames, inclusive os documentos e arquivos eletrônicos, são propriedade exclusiva da CONTRATADA, consoante as normas que regulam o nosso exercício profissional. Todos os relatórios e pareceres e demais documentos criados, produzidos, desenvolvidos, customizados, atualizados e/ou fornecidos ao Contratante ou às Beneficiárias como resultado dos serviços pertencerão ao Contratante ou às Beneficiárias listadas nesta SOLICITAÇÃO DE SERVIÇO. p.84 A PricewaterhouseCoopers Auditores Independentes Ltda., por ser o auditor independente responsável pela auditoria externa das demonstrações contábeis consolidadas do Itaú Unibanco Holding S.A., está sujeita aos requisitos de independência estabelecidos pelas normas internacionais compatíveis com trabalhos de auditoria independente e pelos requisitos do Comitê de Auditoria do Itaú Unibanco Holding S.A., o qual deverá aprovar os serviços propostos. Portanto, entendemos que o referido trabalho não afeta a independência e objetividade necessárias ao desempenho dos serviços de auditoria externa prestados ao Conglomerado Itaú Unibanco. 5. ETAPAS E CRONOGRAMA DAS ATIVIDADES O cronograma de emissão dos laudos de avaliação dos patrimônios líquidos contábeis será discutido com a administração da Contratante, desde que os trabalhos de auditoria estejam concluídos e as informações contábeis sejam preparadas pela administração e disponibilizadas em forma final para nossos exames com, no mínimo, duas semanas de antecedência. Emitiremos nossos laudos de avaliação dos patrimônios líquidos contábeis em forma definitiva após recebermos a carta de representação da administração e a autorização para suas emissões em forma final. 6. DESCRIÇÃO DAS ENTREGAS Como resultado de nossos trabalhos, emitiremos: laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do Banco Itaú BBA S.A., em português, para a data-base de 30 de junho de 2023; laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis do Itaú Unibanco Holding S.A., em português, para a data-base de 30 de junho de 2023; laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Tulipa S.A., em português, para a data-base de 30 de junho de 2023. Será encaminhada ao CONTRATANTE, 1 via eletrônica dos referidos laudos de avaliação dos patrimônios líquidos contábeis. Caso seja necessário o envio das versões impressas dos laudos, estas deverão ser solicitadas ao CONTRATANTE. 7. HONORÁRIOS Nossos honorários são estimados com base no tempo gasto pelo pessoal alocado ao trabalho. As taxas horárias individuais variam de acordo com o nível de responsabilidade envolvido e a experiência e habilidade necessárias. Na hipótese de acontecimentos de fatos extraordinários ou imprevisíveis, tais como, redução dos prazos de entrega dos serviços a pedido do Contratante, comprovada ineficiência no atendimento do pessoal da Contratante, alteração ou criação de tributos ou p.85 requerimentos extras dos órgãos reguladores, de comprovada repercussão nos honorários contratados, a Contratada deverá comunicar ao Contratante, junto à área auditada, compras e a Unidade de Gestão da Auditoria Externa, mediante notificação escrita formalizada antes da execução dos trabalhos, para aprovação da alteração de honorários pelo Comitê de Auditoria, sob pena de inviabilizar-se eventual cobrança adicional. Estimamos que nossos honorários para este trabalho de auditoria totalizarão R$ 123.503,71 (cento e vinte e três mil, quinhentos e três reais e setenta e um centavos), conforme apresentado no quadro detalhado a seguir: Honorários Descrição Horas (Em Reais) (**) Laudo de avaliação do patrimônio líquido contábil - Banco Itaú BBA S.A (*) (1) 95 34.508,39 Laudo de avaliação do patrimônio líquido contábil - Itaú Unibanco Holding S.A. (*) (1) 95 34.508,39 Laudo de avaliação do patrimônio líquido contábil – Tulipa S.A (*) (2) 150 54.486,93 Total 123.503,71 (**) Os valores de honorários foram atualizados considerando-se a utilização de 4 (quatro) casas decimais (Taxa/Hora de R$ 363,2462). (1) A estimativa de horas para emissão do laudo de avaliação do patrimônio líquido contábil já considera as horas contratadas pelas Beneficiárias, para sua auditoria do semestre findo em 30 de junho de 2023, conforme acordado no TSS 02/2023. (2) Dado ao fato de que a Tulipa S.A. não possui escopo de auditoria para o semestre findo em 30 de junho de 2023, estimamos horas para a mencionada auditoria dos saldos patrimoniais da empresa, acrescidos de horas para emissão do laudo de avaliação do patrimônio líquido contábil. Os honorários acima apresentados já incluem os respectivos impostos aplicáveis. Estes, serão faturados após a assinatura desta Solicitação de Serviços pelas partes, considerando as condições previstas na cláusula 3.2.1 do CONTRATO. São Paulo, 03 de agosto de 2023. PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 De acordo: Itaú Unibanco Holding S.A. Testemunhas: 1) 2) Nome: Daniel Marteletto Nome: RG.: MG 10863092 RG.: p.86 ATTACHMENT III REPORT ON THE ORIGIN OF AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, IN ACCORDANCE WITH ARTICLE 12 OF CVM RESOLUTION No. 81/22 In accordance with Article 12, item II, of CVM Resolution No. 81/22, this report provides the details as to the origin of and justification for, and analyzes the legal and economic effects of the amendment to item 9.1 of the Company’s Bylaws, which will be subject to a resolution of the Company’s Extraordinary General Stockholders’ Meeting called for November 30, 2023. (I) CHANGE IN THE COMPOSITION OF THE BOARD OF OFFICERS Taking into consideration the merger into the Company of the spun-off portion of Banco Itaú BBA S.A. and the complexity of the operations, the amendment to the Bylaws of Itaú Unibanco Holding is proposed so as to change the maximum number of officers and the Board of Officers will then be composed of five (5) to forty (40) members. The legal effect of this spin-off refers to the update of the contracts and obligations entered into by Banco Itaú BBA S.A. that, with respect to the spun-off portion, will now be related to Itaú Unibanco Holding. Taking into consideration that Itaú Unibanco Holding holds the totality of the capital of Banco Itaú BBA S.A., the legal effects are merely formal. The transaction may generate a positive economic effect, on account of the greater synergy of the activities and the streamlining of the use of resources of the Itaú Unibanco Conglomerate and it also optimizes structures, businesses and costs. (II) BYLAWS HIGHLIGHTING THE AMENDMENTS ABOVE (according to Article 12, item I, of CVM Resolution No. 81/22): Current Wording Proposed Wording ARTICLE 1 – NAME, TERM AND HEAD OFFICE - The publicly-held joint stock company governed by these Bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City and State of São Paulo. Unchanged. Article 2 – PURPOSE - The company has as its purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes. Unchanged. Article 3 - CAPITAL AND SHARES - Subscribed and paid up capital is ninety billion and seven hundred twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred and thirtyfive thousand and three hundred forty-eight (9,804,135,348) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) are preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum noncumulative annual dividend of R$0.022 per share, which Unchanged. p.87 shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling block and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76). Unchanged. 3.2. Call Options – Within the limit of the Authorized Capital and in accordance with the plan approved by the General Stockholders’ Meeting, call options may be granted to management members and employees of the company itself and of controlled companies. Unchanged. 3.3. Book-Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company’s shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, under the terms of Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged from stockholders in accordance with paragraph 3 of Article 35 of the above-mentioned law. Unchanged. 3.4. Share Buybacks – The company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. Unchanged. 3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights under the terms of the provisions of Article 111, paragraph 1, of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Unchanged. Article 4 – GENERAL STOCKHOLDERS’ MEETING – The General Stockholders’ Meeting shall meet annually within the four (4) months following the end of the fiscal year, in accordance with the legal requirements, and extraordinarily whenever corporate interests so require. Unchanged. 4.1. - The work of any General Stockholders’ Meeting shall be chaired by a management member nominated by the Stockholders’ Meeting with a stockholder appointed by the chair as secretary. Unchanged. 4.2. - Each common share is entitled to one vote in the resolutions of the General Stockholders’ Meetings. Unchanged. 4.3. - The following is the exclusive prerogative of the General Stockholders’ Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers’ accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; Unchanged. p.88 d) appoint, elect and remove members of the Board of Directors; e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate restructuring involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans issued by the company or by its controlled companies. Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and a Board of Officers. As provided for in legislation and in these Bylaws, the Board of Directors will act in advisory, elective and supervisory roles and excluding operating and executive duties, which shall be within the powers of the Board of Officers. Unchanged. 5.1. Investiture - The Directors and Officers will be invested in their positions upon the signing of their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signing of the members of management’s Instrument of Agreement, under the terms of the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Unchanged. 5.2. Management Compensation - Management members shall receive both compensation and profit sharing, in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent upon the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. Unchanged. 5.3. Defense of management members - In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Unchanged. 6 - BOARD OF DIRECTORS - The Board of Directors will be composed of natural persons, elected by the General Stockholders’ Meeting, and will have one (1) Chairman or two (2) Co-Chairmen and may have up to three (3) Vice-Chairmen chosen by the directors from among their peers. Unchanged. 6.1. The positions of Chairman or Co-Chairmen of the Board of Directors and of Chief Executive Officer or principal executive of the company may not be held by the same person. Unchanged. 6.2. The Board of Directors shall have at least ten (10) Unchanged. p.89 and at most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders’ Meeting that elects the Board of Directors to initially establish the number of Directors who will compose this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives and duties, and shall work together in the chair of the Board of Directors. Unchanged. 6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall resolve upon the appointment of one of its members for the position of Chairman of the Board of Directors. Unchanged. 6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co- Chairman shall temporarily assume all the duties inherent to the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting deputy from among its members. Unchanged. 6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the Stockholders’ Meeting, extendable until their successors take office. Unchanged. 6.6. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. Unchanged. 6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so require, and its resolutions will only be valid in the presence of at least an absolute majority of its acting members. Unchanged. 6.7.1. Any member of the Board of Directors may participate in the meetings via telephone call, videoconference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of confirming the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes. Unchanged. 6.8. It is incumbent upon the Board of Directors to: I. establish the general business guidelines of the company; II. elect and remove from office the company's Officers and establish their duties; III. nominate officers to compose the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. call General Stockholders’ Meetings within at least twenty-one (21) days before the effective date, the number of days being counted from the notice of the first call; VI. express an opinion on the management report, the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; VII. resolve upon budgets for results and investments Unchanged. p.90 and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including their distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. resolve upon payment of interest on capital; XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567 of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own operation and be aware of the Committees’ activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the carrying amount of the company as registered in the most recent audited balance sheet; XVIII. state a position on the public offerings of shares or other marketable securities issued by the company; XIX. resolve upon, within the limit of the authorized capital, the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and XX. examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report is submitted to the Board of Directors in the latter scenario. Art. 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of the activities of the internal audit; and (iii) of activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. Unchanged. 7.1. The Audit Committee shall be composed of three (3) to seven (7) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized skills and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and audit fields. Unchanged. 7.1.1. The basic conditions for holding a position in the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, Unchanged. p.91 controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the Supervisory Council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the persons referred to in sections “a”, “(i)” and “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. 7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence had been affected by any conflict of interest or potential conflict of interest; Unchanged. 7.1.3. Members of the Audit Committee shall have a term of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three (3) years following the expiry date of the last permitted reappointment; Unchanged. 7.1.4. Up to one-third (1/3) of the Audit Committee members may have their term of office renewed, subject to the maximum number of up to ten consecutive years, and the time period set in item 7.1.3. is waived; Unchanged. 7.1.5. Under no circumstance may a member of the Audit Committee continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members. Unchanged. 7.1.6. The Audit Committee members shall remain in their positions until their successors take office. Unchanged. 7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent audit companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. Unchanged. 7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s operation, including the hiring of specialists for assisting in fulfilling its responsibilities. Unchanged. 7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its associates unrelated to their duties as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to not receive compensation for the duties performed as a member of the latter body. Unchanged. 7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. Likewise, a semiannual report shall be prepared at the end of the first half of each fiscal year. Unchanged. 7.4.1. The summary of the Audit Committee’s Report, Unchanged. p.92 providing the main data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – Compliance with the duties and responsibilities related to the compensation policy for the company’s management members shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors. Unchanged. 8.1. The Compensation Committee shall be made up of three (3) to ten (10) members elected by the Board of Directors, one of its members being nominated for the position of Chairman. Unchanged. 8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to exercise proper and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member who is not a management member; Unchanged. 8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors that elects them and expires on the date on which their substitutes take office. Unchanged. 8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed. Unchanged. 8.2. It is incumbent on the Compensation Committee to: I. prepare the compensation policy for the management members of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operation of the company’s management members’ compensation policy; III. annually review the company’s management members’ compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders’ Meeting; V. assess future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company’s management members’ compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members’ compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council Resolution No. 3,921/2010. Unchanged. 8.3. The Board of Directors may assign powers to the Compensation Committee in addition to those provided for in these Bylaws. Unchanged. 8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its operation. Unchanged. p.93 8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report on the activities undertaken within the scope of its duties, submitting a copy to the Board of Directors and maintaining said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years. Unchanged. Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors. Unchanged. 9.1. The Board of Officers shall have between five (5) and thirty-five (35) members, comprising the positions of Chief Executive Officer and Officer. 9.1. The Board of Officers shall have between five (5) and forty (40) members, comprising the positions of Chief Executive Officer and Officer. 9.2. The Board of Directors will define the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body; Unchanged. 9.3. In the case of absence or incapacity of any officer, the Board of Officers may choose the acting deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them; Unchanged. 9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer. Unchanged. 9.5. The officers shall exercise their terms of office of one (1) year and are eligible for reelection and they shall remain in their positions until their successors take office. Unchanged. 9.6. A person is ineligible (i) to hold the position of Chief Executive Officer who is already sixty-two (62) year of age on the date of the election; and (ii) to hold other positions on the Board of Officers who are already sixty (60) years of age on the date of the election. Unchanged. 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF OFFICERS – The Company will be represented by two Officers together to: (i) assume obligations, exercising rights in any act, contract or document that gives rise to a liability, including by pledging guarantees on obligations of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint powers-of-attorney to act, and it is hereby assured that when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company shall be represented by two officers together to decide on opening, closing or reorganizing facilities. Unchanged. 10.1. In case of the main paragraph, except for the provision in item “(iii)”, the company may also be represented jointly (i) by an officer and a power-ofattorney, or (ii) by two powers-of-attorney. Unchanged. 10.1.1. Exceptionally, the Company may be represented by just one power-of-attorney: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in power-of-attorney instruments with an “ad judicia” clause; and (iii) in general stockholders’ meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds investments. In the event of items (i) and (iii), the Company may also be represented by one officer only. Unchanged. 10.1.2. The Board of Directors may provide for or establish exceptions in addition to those provided for in subitem 10.1.1. Unchanged. p.94 10.1.3. With the exception of those of a legal nature, power-of-attorney instruments shall have a mandatory term of no more than one year. Unchanged. 10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms. Unchanged. 10.3. The Officers are responsible for the activities assigned to them by the Board of Directors. Unchanged. Article 11 – SUPERVISORY COUNCIL – The company will have a Supervisory Council that shall operate on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of alternate members. The election and operation of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Unchanged. Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balance sheets, at any date, including for the purposes of the payment of dividends, according to the legal provisions. Unchanged. Article 13 – ALLOCATION OF PROFIT – Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders’ Meeting a proposal for the allocation of profit for the year under the terms of Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions: Unchanged. 13.1. Before any other distribution, five percent (5%) shall be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock; Unchanged. 13.2. The amount to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following rules: a) the preferred shares will be entitled to the priority minimum annual dividend (Article 3, item I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous subitem will be applied firstly to remunerating the common shares for a dividend that is equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares; Unchanged. 13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve referred to in Article 15, “ad referendum” of the General Stockholders’ Meeting. Unchanged. Article 14 – MANDATORY DIVIDEND – The stockholders are entitled to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, adjusted according to the decrease or increase of the amounts specified in subitems “a” and “b” of item I of Article 202 of Law No. 6,404/76, and provided that items II and III of the same law are observed. Unchanged. 14.1 The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. Unchanged. 14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting its amount against the amount of the mandatory dividend according to Article 9, paragraph 7, of Law No. 9,249/95. Unchanged. p.95 Article 15 – STATUTORY RESERVE – According to the proposal of the Board of Directors, the General Stockholders’ Meeting may resolve upon the recognition of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock, for the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital increases, including by means of new bonus shares. Unchanged. 15.1 The Reserve shall be comprised of funds: a) equivalent to up to100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1). Unchanged. 15.2. The balance of this reserve, added to the Legal Reserve, may not exceed the capital stock, under the terms of Article 199 of Law No. 6,404/76. Unchanged. 15.3 The reserve shall be separated into different subaccounts according to the fiscal years they were recognized, the profit allocated for its recognition and the Board of Directors shall specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Unchanged. Article 16 – BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type. Unchanged. Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment called Level 1 Corporate Governance of B3, the company, its stockholders, management members and members of the Supervisory Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”). Unchanged. p.96 ATTACHMENT IV – A PROXY TEMPLATE FOR HOLDERS OF COMMON SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer’s Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer’s Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] as their proxy, with powers to represent them in the capacity of Stockholder of Itaú Unibanco Holding S.A. (“Company”) at the Company’s Extraordinary General Stockholders’ Meeting, which will be held on November 30, 2023, at 15 p.m., casting their vote in compliance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meeting and cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions. This proxy is effective for [•] days counted as from this date. [City,] _______ ___, 2023. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1. Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023: APPROVE REJECT ABSTAIN 2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the Appraisal Report of the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A.: APPROVE REJECT ABSTAIN 3. Resolve on the appraisal report, based on the balance sheet of Banco Itaú BBA S.A. as of June 30, 2023: APPROVE REJECT ABSTAIN 4. Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock: p.97 APPROVE REJECT ABSTAIN 5. Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: APPROVE REJECT ABSTAIN 6. Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members; and: APPROVE REJECT ABSTAIN 7. Consolidate the Bylaws to reflect the amendment mentioned in the preceding item: APPROVE REJECT ABSTAIN p.98 ATTACHMENT IV – B PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer’s Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco Holding S.A. (“Company”), appoint as my proxy(ies): • Carla Del Monaco Miele, married, lawyer, Brazilian Identification Card (RG-SSP/SP) No. 34.865.582-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 338.094.818-74, OAB/SP No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, as a lawyer of the Company, at the Extraordinary General Stockholders’ Meeting of the Company to be held on November 30, 2023, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. • Nathalie Kfouri, Brazilian, single, lawyer, Brazilian Identification Card (RG-SSP/SP) No. 37.916.652-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 368.776.788-42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo, State of São Paulo (SP), with powers to represent me, as a lawyer of the Company, at the Extraordinary General Stockholders’ Meeting of the Company to be held on November 30, 2023, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. • Marcos Luiz Ferreira, Brazilian, married, business administrator, Brazilian Identification Card (RG-SSP/SP) No. 25.575.317-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo, State of São Paulo (SP), with powers to represent me, as a stockholder of the Company, at the Extraordinary General Stockholders’ Meeting of the Company to be held on November 30, 2023, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy(ies) shall have restricted powers, namely to be present at the General Stockholders’ Meeting and cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor. This proxy shall be valid only for this Extraordinary General Stockholders’ Meeting of the Company. São Paulo,___ de ___ de 2023. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1. Resolve on the “Protocol and Justification” in which the terms and conditions of the total spin-off of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023: APPROVE REJECT ABSTAIN 2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the Appraisal Report of the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A.: APPROVE REJECT ABSTAIN p.99 3. Resolve on the appraisal report, based on the balance sheet of Banco Itaú BBA S.A. as of June 30, 2023: APPROVE REJECT ABSTAIN 4. Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock: APPROVE REJECT ABSTAIN 5. Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: APPROVE REJECT ABSTAIN 6. Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members; and: APPROVE REJECT ABSTAIN 7. Consolidate the Bylaws to reflect the amendment mentioned in the preceding item: APPROVE REJECT ABSTAIN p.100 ATTACHMENT IV – C INFORMATION OF ATTACHMENT Q OF CVM RESOLUTION No. 81/22 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Call Notice contained in this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the company Not applicable. c. Number and percentage of shares of each type and class that you own Not applicable. d. Number of shares borrowed Not applicable. e. Total exposure in derivatives denominated in shares of the company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as defined by the accounting rules that address the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under joint control or associates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Proxies were provided by the Company for the sole purpose of offering an additional mechanism to facilitate the stockholder’s attendance to the Meeting, without any special interest in the approval of the matters. 5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. 6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requesters will seek the reimbursement of costs from the company The cost of requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; p.101 In order to make the work at General Stockholders’ Meeting easier, the Company suggests that Stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by November 28, 2023, to the email: drinvest@itau-unibanco.com.br. b) In the event the company accepts proxies via the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be resolved upon at the Meeting: • by remote voting form sent directly to the Company; or • by form completion instructions for the remote voting form transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if the shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Forwarding by the Stockholder of the voting form directly to the Company Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documents below to the email drinvest@itau-unibanco.com.br by November 23, 2023: • the voting form duly filled out, initialized and signed (the consularization or sworn translation of a document in foreign languages is not required); and • Identification document - Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the identification document of these representatives; and Individuals: a notarized copy of the identification document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. Once the documents mentioned above have been received, the Company will notify the Stockholder as to their receipt and acceptance. This information will be sent to the Stockholder at the electronic address indicated in the voting form. Forwarding by the Stockholder of the voting form to service providers The Stockholder may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. The Stockholder should contact the custody agent or bookkeeper to confirm the procedures established by these service providers, as well as the documents requested. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital General Stockholders’ Meeting website, a safe solution for remote vote casting. To vote via the website you must register and have a digital certificate. Information on registration and the step-by-step procedure for issuing the digital certificate are provided on the website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital cities and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 a.m. to 6:00 p.m. Email: atendimentoescrituracao@itau-unibanco.com.br The Stockholder must transmit the form completion instructions to the service providers by November 23, 2023, unless otherwise indicated by the latter. p.102 www.pwc.com.br (A free translation of the original in Portuguese) DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Itaú Unibanco Holding S.A. Parent company and consolidated financial statements at June 30, 2023 and independent auditor's report DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E (A free translation of the original in Portuguese) PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Independent auditor's report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2023 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2023 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2023, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our six-month period ended June 30, 2023 audit. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a Key Audit Matter How the matter was addressed DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 3 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Why it is a Key Audit Matter How the matter was addressed in the audit Provision for Loan Losses (Notes 2 (b) III, 2 (c) VIII e 6) The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves a number of assumptions and factors, including the counterparty's risk evaluation, the expected future cash flows, the estimated amounts of recovery and measurement of guarantees. The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses. Furthermore, management regularly reviews the judgments and estimates used in determining the Provision for Loan Losses. Considering the matters mentioned above, this continued to be an area of focus in our audit. Our audit procedures considered, among others: • Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in notes to the financial statements. • For the individually calculated provision for loan losses, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the expected future cash flows and the estimates of recovery of overdue receivables. • For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates. • For selected data inputs for these models, and, when available and in a sample basis, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 4 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Why it is a Key Audit Matter How the matter was addressed in the audit Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (b) II, 2 (c) V, 2 (c) VI, 5 and 17) The fair value measurement of financial instruments with low liquidity and/or without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve Management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates. Our audit procedures consider, among others: • Tests of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures. • With the support of our specialists, we analyzed the main methodologies used to fair value these financial instruments and the assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the fair valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities remotely As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of assessment and tests of relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of technology infrastructure. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 5 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Why it is a Key Audit Matter How the matter was addressed in the audit (home office), which caused the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2 (b) VII, 2 (c) XVI and 9) The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording, and disclosing the provisions and contingent liabilities required items, we continue to consider this an area of audit focus. We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes, are appropriate. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 6 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Other matters Statements of added value The parent company and consolidated statements of added value for the six-month period ended on June 30, 2023, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of added value". In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor's report The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 7 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Auditor’s responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 8 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the half-year ended June 30, 2023 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 7, 2023 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E 2Q 23 _Management discussion & analysis Itaú Unibanco Holding S.A. Second Quarter of 2023 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Executive Summary 05 Income Statement and Balance Sheet Analysis 11 Managerial Financial Margin 12 Cost of Credit 13 16 Credit Quality 14 Commissions and Fees & Result from Insurance Result from Insurance, Pension Plan and Premium Bonds 18 Non-interest Expenses 19 Balance Sheet 21 Credit Portfolio 22 Funding 24 Capital, Liquidity and Market Ratios 25 Results by Business Segments 26 Results by Region - Brazil and Latin America 28 Activities Abroad 29 31 33 Comparison between BRGAAP and IFRS Additional Information 30 Independent Auditor’s Report 35 Contents Management discussion & analysis Page 03 Complete financial statements Page 37 Glossary DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E 2Q 23 _Management discussion & analysis Itaú Unibanco Holding S.A. Second quarter of 2023 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. (This page was intentionally left blank) 04 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Executive Summary 05 Managerial Income Summary The table below presents the financial indicators of Itaú Unibanco up to the end of each period. Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders’ or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders’ equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per nonvoting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs. In R$ million (except where indicated) 2Q23 1Q23 2Q22 1H23 1H22 Recurring Managerial Result 8,742 8,435 7,679 17,177 15,039 Operating Revenues (1) 38,827 37,450 35,249 76,277 68,284 Managerial Financial Margin (2) 25,997 24,692 22,638 50,689 43,685 Recurring Managerial Return on Average Equity - Annualized - Consolidated (3) 20.9% 20.7% 20.8% 20.8% 20.5% Recurring Managerial Return on Average Equity - Annualized - Brazil (3) 21.5% 21.1% 21.6% 21.3% 21.2% Recurring Managerial Return on Average Assets - Annualized (4) 1.4% 1.3% 1.4% 1.4% 1.4% Nonperforming Loans Ratio (90 days overdue) - Total 3.0% 2.9% 2.7% 3.0% 2.7% Nonperforming Loans Ratio (90 days overdue) - Brazil 3.5% 3.4% 3.0% 3.5% 3.0% Nonperforming Loans Ratio (90 days overdue) - Latin America 1.3% 1.4% 1.7% 1.3% 1.7% Coverage Ratio (Total Allowance/NPL 90 days overdue) (5) 212% 212% 218% 212% 218% Efficiency Ratio (ER) (6) 39.6% 39.8% 40.8% 39.7% 41.2% Recurring Managerial Result per Share (R$) (7) 0.89 0.86 0.78 Net Income per Share (R$) (7) 0.87 0.84 0.76 Number of Total Shares at the end of the period - in million (8) 9,800 9,800 9,801 Book Value per Share (R$) 17.27 16.83 15.37 Dividends and Interest on Own Capital net of Taxes (9) 2,660 2,623 1,774 Market Capitalization (10) 279,494 243,520 222,578 Market Capitalization (10) (US$ million) 57,996 47,933 42,493 Total Assets 2,585,768 2,547,033 2,294,476 Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities 1,151,617 1,152,970 1,084,142 Deposits + Debentures + Securities + Borrowings and Onlending (11) 1,308,923 1,300,690 1,178,817 Loan Portfolio/Funding (11) 68.5% 70.2% 72.9% Stockholders' Equity 169,199 164,932 150,639 Solvency Ratio - Prudential Conglomerate (BIS Ratio) 15.1% 15.0% 14.1% Tier I Capital - BIS III 13.6% 13.5% 12.6% Common Equity Tier I - BIS III 12.2% 12.0% 11.1% Liquidity Coverage Ratio (LCR) 179.7% 162.1% 145.7% Net Stable Funding Ratio (NSFR) 127.9% 128.9% 119.7% Portfolio Managed and Investment Funds 1,681,772 1,613,698 1,530,744 Total Number of Employees 99,864 101,415 99,913 Brazil 88,078 89,497 87,703 Abroad 11,786 11,918 12,210 Branches and CSBs - Client Service Branches 4,081 4,173 4,192 ATM - Automated Teller Machines (12) 42,400 43,184 43,747 Other Balance Sheet Shares Performance Results DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Executive Summary Managerial Income Statement 06 Reconciliation between Accounting and Managerial Financial Statements | 2nd quarter of 2023 In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation. These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below. Extraordinary Items Net of Tax Effects In R$ million Tax effects Reclassifications Oper at ing Revenues 39,729 (636) 1,022 (1,288) 38,827 Managerial Financial Margin 24,632 (435) 1,022 777 25,997 Financial Margin with Clients 24,585 (435) - 777 24,927 Financial Margin with the Market 47 - 1,022 - 1,070 Commissions and Fees 11,765 - - (1,402) 10,363 Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses 1,715 (22) - 773 2,467 Other Operating Income 1,481 (379) - (1,102) - Equity in Earnings of Affiliates and Other Investments 223 - - (223) - Non-operating Income (87) 199 - (112) - Cost of Cr edit (8,368) (162) - (911) (9,441) Provision for Loan Losses (9,703) 297 - (203) (9,609) Impairment - - - (5) (5) Discounts Granted - - - (820) (820) Recovery of Loans Written Off as Losses 1,335 (459) - 117 9 93 Retained Claims (383) - - - (383) Other Oper at ing Expenses (20,378) 1,079 23 2,577 (16,699) Non-interest Expenses (17,931) 1,053 - 2,606 (14,272) Tax Expenses for ISS, PIS, Cofins and Other Taxes (2,441) 26 2 3 (29) (2,421) Insurance Selling Expenses (5) - - - (5) Income befor e Tax and Profit Shar ing 10,600 280 1,046 378 12,304 Income Tax and Social Cont r ibut ion (1,820) (65) (1,046) (458) (3,388) Profit Shar ing Management Member s - Statutor y (80) - - 80 - Minor ity Inter est s (223) 49 - - (174) Net Income 8,478 265 - - 8,742 Accounting Managerial Extraordinary Items Managerial adjustments in R$ million 2Q23 1Q23 2Q22 1H23 1H22 Net Income 8,478 8,179 7,436 16,657 14,179 (-) Extraordinary Items (265) (256) (243) (520) (860) Goodwill amortization (159) (145) (126) (304) (259) Income of a installment of the debt of the State of Paraná 315 - - 315 - Judicial settlement in pension fund (125) - - (125) - Result on the partial sale of XP Inc. shares (122) - (123) (122) (123) Voluntary severance program - - - - (757) Liability adequacy test 12 - 39 12 39 Banestado debt provision (129) - - (129) - Corporate reorganization of Câmara Interbancária de Pagamentos (CIP) - - - - 239 Other (58) (111) (33) (169) 2 Recurring managerial result 8,742 8,435 7,679 17,177 15,039 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Executive Summary 07 2nd quarter of 2023 Income Statement (1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. In R$ billion, end of period 2Q23 1Q23 2Q22 Individuals 405.4 402.8 0.6% 3 72.4 8.9% Credit Card Loans 128.4 130.4 -1.5% 1 26.3 1.6% Personal Loans 58.2 56.1 3.8% 4 8.2 20.8% Payroll Loans 1 74.9 74.9 0.0% 7 0.6 6.2% Vehicle Loans 32.4 32.1 1.2% 3 2.0 1.5% Mortgage Loans 111.5 109.4 1.9% 95.3 17.0% Ver y Small, Small and Middle Mar ket Loans 2 1 70.0 170.3 -0.2% 1 62.8 4.4% Individuals + Ver y Small, Small and Middle Mar ket Loans 575.5 573.1 0.4% 535.2 7.5% Corpor ate Loans 359.6 350.9 2.5% 341.0 5.4% Credit Operations 199.0 200.8 -0.9% 2 04.2 -2.5% Corporate Securities 3 160.5 150.1 6.9% 1 36.8 17.4% Total for Br azil with Financial Guar antees Provided and Corpor ate Secur it ies 935.0 924.0 1.2% 876.2 6.7% Lat in Amer ica 216.6 228.9 -5.4% 207.9 4.2% Argentina 9.1 9.6 -5.8% 10.1 -10.4% Chile 145.6 157.2 -7.4% 1 32.7 9.7% Colombia 27.1 26.4 2.6% 31.2 -13.2% Paraguay 11.1 12.2 -9.3% 12.4 -10.5% Panama 1.4 1.6 -12.9% 1.9 -25.1% Uruguay 22.3 21.9 2.2% 19.6 14.2% Total with Financial Guar antees Provided and Corpor ate Secur it ies 1,151.6 1,153.0 -0.1% 1 ,084.1 6.2% Total with Financial Guar antees Provided and Corpor ate Secur it ies (ex-for eign exchange r ate var iat ion) 4 1,151.6 1,137.1 1.3% 1 ,076.2 7.0% Credit Portfolio including Financial Guarantees Provided and Corporate Securities (1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23. In R$ million 2Q23 1Q23 2Q22 1H23 1H22 Oper at ing Revenues 38,827 37,450 3.7% 35,249 10.1% 76,277 68,284 11.7% Managerial Financial Margin 25,997 24,692 5.3% 22,638 14.8% 50,689 43,685 16.0% Financial Margin with Clients 24,927 24,048 3.7% 21,988 13.4% 48,975 42,028 16.5% Financial Margin with the Market 1,070 645 65.9% 650 64.6% 1,715 1,657 3.5% Commissions and Fees 10,363 10,347 0.2% 10,499 -1.3% 20,709 20,270 2.2% Revenues from Insurance 1 2,467 2,411 2.3% 2,112 16.8% 4,878 4,329 12.7% Cost of Cr edit (9,441) (9,088) 3.9% (7,535) 25.3% (18,529) (14,503) 27.8% Provision for Loan Losses (9,609) (9,009) 6.7% (7,814) 23.0% (18,618) (14,812) 25.7% Impairment (5) (29) -81.2% 202 -102.6% (34) 175 -119.4% Discounts Granted (820) (868) -5.5% (639) 28.2% (1,687) (1,195) 41.2% Recovery of Loans Written Off as Losses 993 817 21.5% 717 38.6% 1,810 1,329 36.2% Retained Claims (383) (385) -0.6% (337) 13.6% (768) (726) 5.8% Other Oper at ing Expenses (16,699) (16,165) 3.3% (15,566) 7.3% (32,864) (30,355) 8.3% Non-interest Expenses (14,272) (13,789) 3.5% (13,310) 7.2% (28,061) (26,113) 7.5% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2,421) (2,372) 2.1% (2,251) 7.6% (4,793) (4,232) 13.3% Insurance Selling Expenses (5) (5) 2.7% (5) -1.4% (10) (10) 1.4% Income befor e Tax and Minor ity Inter est s 12,304 11,812 4.2% 11,812 4.2% 24,116 22,701 6.2% Income Tax and Social Cont r ibut ion (3,388) (3,169) 6.9% (3,810) -11.1% (6,557) (6,989) -6.2% Minor ity Inter est s in Subsidiar ies (174) (208) -16.4% (323) -46.3% (381) (673) -43.3% Recur r ing Manager ial Result 8,742 8,435 3.6% 7,679 13.9% 1 7,177 15,039 14.2% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Executive Summary 08 Performance analysis for the second quarter of 2023 recurring managerial result R$8.7 bn +3.6% 2Q23 2Q23 x 1Q23 credit portfolio R$1,151.6 bn -0.1% 2Q23 2Q23 x 1Q23 financial margin with clients R$24.9 bn +3.7% 2Q23 2Q23 x 1Q23 cost of credit R$9.4 bn +3.9% 2Q23 2Q23 x 1Q23 fees and insurance R$12.4 bn +0.6% 2Q23 2Q23 x 1Q23 non-interest expenses R$14.3 bn +3.5% 2Q23 2Q23 x 1Q23 main figures financial margin with the market R$1.1 bn +65.9% 2Q23 2Q23 x 1Q23 Management commentary The recurring managerial result reached R$8.7 billion in the second quarter of 2023, a 3.6% increase from the previous quarter. The recurring managerial return on equity was 20.9% on a consolidated basis and 21.5% in operations in Brazil. The loan portfolio fell by 0.1% on a consolidated basis, excluding the effect of foreign exchange rate variation, we would have a 1.3% increase. In Brazil, the loan portfolio was up 1.2% and growth was moderate for individuals, whilst more significant for the corporate segment due to our strategic risk management. The loan portfolio for individuals in Brazil was up 0.6% in the quarter. The highlight in the period was the increase in mortgage loans, up 1.9%, and 95% of the origination in the quarter occurred in the Uniclass and Personnalité segments. Personal loans were up 3.8%, with growth of all products. It is worth mentioning that portfolios with better spreads, such as overdrafts and installment payment plans, also evolved positively. The increase in average portfolios had a positive impact on the margin with clients, as did the greater number of calendar days in the period, higher gains from structured operations in the wholesale business segment and the liabilities’ margin. Therefore, the margin with clients was up 3.7%, closing the quarter at R$24.9 billion. Credit quality remains at a satisfactory level, with nonperforming loans over 90 days overdue (NPL 90) up 0.1 p.p., closing at 3.0% in the second quarter, with the highlight of the stability of the individuals ratio in Brazil that remained at 4.9%. We highlight as well the stability of nonperforming loans 15 - 90 days overdue (NPL 15-90), which remained at 2.5%. Cost of credit reached R$9.4 billion, up 3.9% in the quarter. The increase in provision for loan losses in the wholesale business in Brazil was partially offset by higher income from recovery of loans written off as losses in the quarter. Commissions and fees and result from insurance operations increased by 0.6%. Highlights were the acquiring revenue, due to the higher volume of transactions and higher take rate, and the revenue from investment banking services, due to the increased trading in capital markets. As expected, given the seasonality of the first quarter, non-interest expenses increased by 3.5% from the previous quarter. In this quarter, 106 branches and client site branches (CSBs) in Brazil were closed. This reduction in brick-and-mortar branches was driven by our optimizing the branch network, based on our clients' behavior and needs and taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our phygital strategy. With this dynamic of the result for the quarter, the consolidated efficiency ratio was 39.6% on a consolidated basis and 37.7% in Brazil, following the downward trend. The recurring managerial result was up 14.2% and the recurring managerial return on equity was up by 0.3 p.p. compared to the first half of 2022, reaching 20.8%. The positive effect of the increase in loan portfolios, alongside the gradual change in the mix of loans with higher spreads, resulted in a 16.5% increase in financial margin with clients. Additionally, we had the repricing of our working capital and a higher liabilities’ margin, due to the rise in interest rate. On the other hand, our cost of credit increased due to a higher loan portfolio in the retail business segment, in addition to larger discounts granted. Commissions and fees and result from insurance operations rose by 4.0% year-on-year. This increase was the result of higher revenue from card activities, both issuer and acquirer, in addition to a better result from insurance operations. Non-interest expenses were up 7.5%, whereas the efficiency ratio decreased by 1.6 p.p. 20.9% +0.2 p.p. 2Q23 x 1Q23 7,679 8,079 7,668 8,435 8,742 20.8% 21.0% 19.3% 20.7% 20.9% 1,000) 1,000 3,000 5,000 7,000 9,000 11,000 13,000 15,000 2Q22 3Q22 4Q22 1Q23 2Q23 0.0% 5.0% 10.0% 15.0% 20. 0% 25. 0% Recurring Managerial Result Annualized Recurring Managerial Return on Average Equity (quarterly) recurring managerial return on average equity DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Executive Summary 9 2023 Forecast (1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Executive Summary 10 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Income Statement and Balance Sheet Analysis Management Discussion and Analysis and Complete Financial Statements DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Income Statement Analysis 24.0 21.3 22.1 24.9 -2.8 -0.2 0.3 0.2 0.2 0.2 2.9 1Q23 working capital and others 1Q23 spread-sensitive operations 1Q23 product mix average volume spreads and liabilities margin greater number of calendar days Latin America and others spread-sensitive operations 2Q23 working capital and others 2Q23 2Q23 In R$ million, end of period Average Balance Financial Margin Average Rate (p.a.) Average Balance Financial Margin Average Rate (p.a.) Financial Margin with Clients 1,170,356 24,927 8.8% 1,158,025 24,048 8.7% Spread-Sensitive Operations 1,046,140 22,051 8.7% 1,035,357 21,266 8.6% Working Capital and Other 124,215 2,877 9.6% 122,668 2,782 9.5% Cost of Credit (9,441) (9,088) Risk-Adjusted Financial Margin with Clients 1,170,356 15,486 5.4% 1,158,025 14,960 5.3% 2Q23 1Q23 12 Consolidated Managerial Financial Margin Breakdown of changes in the Financial Margin with Clients R$ billions Financial Margin with Clients 1 2 3 4 1 2 3 4 Annualized Average Rate of Financial Margin with Clients Brazil (1) (1) 1 Working capital and other (+ R$0.1 billion): positive effect of the higher average fixed rate on the remuneration of our own working capital. Product mix (- R$0.2 billion): reduction due to the lower balance in products with higher spreads, such as financed credit cards and working capital. Average asset portfolio (+ R$0.3 billion): continuous growth in loan portfolios for both individuals and companies. Spreads and liabilities’ margin (+ R$0.2 billion): mainly due to the positive impact of the volume of deposits on liabilities’ margin. (2) (1) Average daily balance. (1) (1) 3.7% Financial margin with clients Risk-adjusted financial margin with clients 7.7% 7.9% 8.4% 8.6% 8.7% 8.7% 8.8% 5.3% 5.1% 5.4% 5.6% 5.1% 5.3% 5.4% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 8.8% 8.9% 9.2% 9.4% 9.4% 9.4% 9.6% 6.0% 5.4% 5.8% 6.0% 5.3% 5.6% 5.6% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 (1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale segment. • Financial margin with clients were up 3.7% in the quarter. This increase was due to: (i) higher average volume of loans, (ii) a higher liabilities’ margin, (iii) greater number of calendar days in the period, and (iv) higher result from structured operations in the Wholesale business segment. Financial margin with clients was up 16.5% on a year-on-year basis. This increase was due to the higher credit volume and a higher liabilities’ margin, in addition to the positive impact of the repricing of working capital, which outpaced lower credit spreads. • The financial margin with the market was up 65.9% mainly due to higher gains from the management of assets and liabilities in Brazil, in addition to the higher remuneration of investments abroad. Highlights In R$ million 2Q23 1Q23 D 2Q22 D 1H23 1H22 D Financial Margin with Clients 24,927 24,048 3.7% 21,988 13.4% 48,975 42,028 16.5% Financial Margin with the Market 1,070 645 65.9% 650 64.6% 1,715 1,657 3.5% Total 25,997 24,692 5.3% 22,638 14.8% 50,689 43,685 16.0% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Management Discussion & Analysis Income Statement Analysis Itaú Unibanco Holding S.A. • The increase in the cost of credit in the quarter was mainly due to the higher provision for loan losses in the Wholesale business segment in Brazil, due to the normalization of the provision for loan losses flow of this segment. • Compared to the first half of 2022, the increase in the cost of credit was mainly driven by the higher provision for loan losses in the Retail business segment in Brazil, due to the higher origination in consumer credit and unsecured credit products and to the higher discounts granted in this segment. This increase was partially offset by the increase in recovery of loans written off as losses. Highlights Cost of Credit 7,430 7,890 8,038 8,011 8,260 -209 -293 1,014 593 194 592 679 855 7,814 805 757 8,275 9,907 9,009 9,609 3.7 3.8 4.4 4.0 4.2 2Q22 3Q22 4Q22 1Q23 2Q23 Latin America ex-Brazil Wholesale - Brazil Retail - Brazil Provision for Loan Losses / Loan portfolio (*) – Annualized (%) Provision for Loan Losses by Segment R$ millions Recovery of Loans Written off as Losses and Sale of Financial Assets The recovery of loans written off as losses increased compared to the previous quarter mainly in the Retail business segment in Brazil. During the quarter, the sale of portfolios already written off as losses amounting to R$2.4 billion generated a positive impact of R$100 million on the recovery of loans and of R$55 million on the recurring managerial result. In the second quarter of 2023, we recorded sales of active portfolios with no risk retention to non-related companies. From this sale, R$185 million refers to active loans which were more than 90 days overdue, of which R$139 million would still be active at the end of June 2023 if not sold. Additionally, we sold R$99 million which refers to active portfolios non-overdue or with short delinquency from our Latin America operations. These sales of active portfolios had a negative impact of R$179 million on operating revenues, a positive impact of R$166 million on cost of credit and a negative impact of R$7 million on the recurring managerial result, with no material impact on credit quality indicators. (*) Average loan portfolio balance, considering the last two quarters. (*) Average loan portfolio balance, including financial guarantees provided and corporate securities. 13 Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business. Compared to the previous quarter, the provision for loan losses increased mainly in the Wholesale business segment in Brazil, driven by the provisioning flow normalization of this segment. In Latin America, the provision for loan losses decreased in the quarter. The cost of credit increased by R$354 million from the previous quarter, due to the higher provision for loan losses in the Wholesale business segment in Brazil, driven by the normalization of the provision for loan losses flow of this segment. Compared to the first half of 2022, the cost of credit increased by R$4,026 million. This increase was mainly in the Retail business segment in Brazil, with a R$2,455 million increase in provision for loan losses as a result of the higher rates of origination in consumer credit and unsecured credit products, and the R$477 million increase in discounts granted, due to the portfolio growth in this segment and to the higher volume of renegotiations. In addition, the provision for loan losses of the Wholesale business segment in Brazil was higher, due to the provisioning flow normalization of this segment, and the cost of credit increased in Latin America as well. R$ millions 33,315 35,766 38,584 38,850 39,712 745 774 787 782 796 17,293 16,898 17,219 16,978 16,826 51,353 53,438 56,590 56,610 57,334 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Complementary Allowance Allowance for Financial Guarantees Provided Minimum Allowance (Specific + Generic) Compared to the end of March 2023, allowance for loan losses and for financial guarantees provided were up by 1.3%, for both Retail and Wholesale business segments in Brazil. Allowance for Loan Losses and Financial Guarantees Provided * Includes Provision for Loan Commitments. * In R$ millions 2Q23 1Q23 D 2Q22 D 1H23 1H22 D Provision for Loan Losses (9,609) (9,009) 6.7% (7,814) 23.0% (18,618) (14,812) 25.7% Recovery of Loans Written Off as Losses 993 8 17 21.5% 7 17 38.6% 1,810 1,329 36.2% Result from Loan Losses (8,616) (8,192) 5.2% (7,098) 21.4% (16,808) (13,482) 24.7% Impairment (5) (29) -81.2% 2 02 - (34) 1 75 - Discounts Granted (820) (868) -5.5% (639) 28.2% (1,687) (1,195) 41.2% Cost of Credit (9,441) (9,088) 3.9% (7,535) 25.3% (18,529) (14,503) 27.8% Cost of Credit / Total Risk (*) – Annualized (%) 3.3 3.2 0.1 p.p. 2 .8 0.4 p.p. 3.2 2 .8 0.5 p.p. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Management Discussion & Analysis Income Statement Analysis Itaú Unibanco Holding S.A. NPL Ratio (%) | over 90 days 23.6 24.9 26.7 26.7 27.1 20.4 22.3 24.0 23.8 24.5 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ R$ billions Nonperforming Loans NPL Ratio (%) | 15 to 90 days • The nonperforming loan ratio for 90 days overdue (NPL 90) increased by 10 basis points from the previous quarter. This increase was due to the portfolio for very small, small and middle-market companies in Brazil. The stability in the individuals and corporate segments in Brazil is worth mentioning. • The nonperforming loan ratio for 15 to 90 days overdue (NPL 15-90) remained stable in the quarter, mainly due to the decrease in the individuals segment and the stability in the ratio for very small, small and middle-market companies in Brazil. In Latin America, the ratio increased due to a higher NPL ratio for both individuals and companies in Chile. Highlights Credit Quality ¹ Includes units abroad ex-Latin America.² Excludes Brazil. 14 • Nonperforming loans - 90 days - Total: an 1.3% increase in total nonperforming loan portfolios from the previous quarter. This increase was recorded in Brazil, mainly for individuals and very small, small and middle market companies. Both the total NPL 15-90 days ratio and the ratio for Brazil remained stable from the previous quarter. In Brazil, this ratio was down in the individuals segment due to the typical seasonal increase in the first quarter, with household expenses piling up. This reduction was offset by the higher ratio in the corporate segment, with no concentration in a specific client or sector. In Latin America, the ratio increased due to a higher NPL for both individuals and companies in Chile. 2.1 2.3 2.2 2.5 2.5 2.2 2.2 2.3 2.5 2.5 2.0 2.6 1.9 2.4 2.5 3.1 3.2 3.2 3.5 3.4 1.6 1.5 1.6 1.8 1.8 0.1 0.1 0.2 0.2 0.3 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Total Brazil¹ Latin America² Individuals Very Small, Small and Middle Market Companies Corporate * Excluding the effect of loans sales, which would be active at the end of June 2023, in the amount of R$139 million from the individuals and very small, small and middle market companies credit portfolios. Both the total NPL 90 ratio and the ratio for Brazil increased from the previous quarter. This increase resulted from the higher delinquency level of very small, small and middle-market companies, mainly in companies with lower revenue and in the middle market. NPL 90 for the corporate segment remained stable, as well as the ratio for the individuals segment in Brazil, which reflects the strategic risk management of the bank. In Latin America, the decrease in the NPL 90 ratio was due to lower delinquency rates of companies in Chile. Loan Portfolio by Risk Level Brazil¹ Consolidated 5.2% 6.2% 6.1% 4.8% 5.4% 5.4% 1.2% 1.3% 1.0% 1.4% 1.5% 1.2% 2.7% 2.7% 3.2% 4.1% 3.8% 4.1% 7.4% 7.6% 7.7% 9.6% 9.6% 9.4% 33.4% 33.3% 33.3% 30.6% 30.6% 30.3% 50.0% 48.9% 48.7% 49.5% 49.1% 49.4% 44,196 49,071 50,308 51,353 56,610 57,334 Jun-22 Mar-23 Jun-23 Jun-22 Mar-23 Jun-23 AA A B C D E-H Total Allowance for Loan Losses (R$ million) Loan Portfolio by Risk Level 2.7 2.8 2.9 2.9 3.0 3.0 3.2 3.4 3.4 3.5 1.7 1.3 1.3 1.4 1.3 4.4 4.7 4.9 4.9 4.9 2.2 2.3 2.4 2.3 2.5 0.1 0.1 0.0 0.1 0.1 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Total Brazil¹ Latin America² Individuals Very Small, Small and Middle Market Companies Corporate +0.02* +0.01* +0.01* +0.03* DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Management Discussion & Analysis Income Statement Analysis Itaú Unibanco Holding S.A. Coverage Ratio | 90 days 15 36.0% 37.1% 36.7% 35.3% 38.8% 18.4% 16.6% 16.7% 15.5% 18.8% Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Coverage Ratio (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Renegotiated Loan Operations By overdue period measured at the time of renegotiation R$ billions ¹ Includes units abroad ex-Latin America. 2 The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities. 10.8 11.2 11.2 11.1 10.3 1.7 2.3 2.8 3.3 3.5 8.8 8.5 8.9 9.3 9.8 33814...056.3 32916...95.50 132107..05..93 313191...0.568 413120..5.64.9 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Non-overdue Up to 30 days overdue 31-90 days overdue Over 90 days overdue Written-off as a Loss Latin America 31.4 33.1 Brazil 34.8 36.3 37.4 An increase of 2.8% in renegotiated loan operations was recorded in NPL portfolios at the time of renegotiation, mainly in debt composition portfolios. Coverage ratio (LLP/portfolio) and NPL over 90 days ratio increased in the quarter. NPL Creation Ratio in the Credit Portfolio2 NPL Creation R$ millions Note: The NPL Creation for 2Q23 was calculated with the inclusion of the active loan portfolio in the amount of R$185 million from the Retail Business in Brazil to unrelated companies. The NPL Creation ratio in the credit portfolio remained stable from the previous period. The increase in the ratio for the Retail business segment in Brazil was mainly due to the rollover of shorter delays portfolios, which came from the seasonality of the individuals’ credit portfolios, for longer delay bands, and was offset by the lower ratio for Latin America, as a result of lower delinquency by companies in Chile. 1.0% 0.8% 0.9% 1.0% 1.0% 1.7% 1.6% 1.6% 1.6% 1.8% 0.1% 0.0% 0.1% 0.1% 0.1% 0.3% -0.1% 0.3% 0.5% 0.2% 2Q22 3Q22 4Q22 1Q23 2Q23 Total Retail business - Brazil Wholesale business - Brazil Latin America ex-Brazil 8,018 6,971 8,343 9,140 9,185 7,261 7,131 7,577 7,905 8,625 176 -2 150 167 193 581 -158 616 1,069 367 2Q22 3Q22 4Q22 1Q23 2Q23 Total Retail business - Brazil Wholesale business - Brazil Latin America ex-Brazil 5,948 5,232 6,201 8,999 8,652 0.7% 0.6% 0.7% 1.0% 1.0% 2Q22 3Q22 4Q22 1Q23 2Q23 Write-Off Write-Off / Loan Portfolio (*) ' ' Loan Portfolio Write-Off R$ millions The total coverage ratio was stable in the quarter. The increase in the Latin America ratio was offset by the reduction in the ratio for the Wholesale business in Brazil, which reflects the provisioning flow normalization of this segment. In the Retail business segment in Brazil, the increase in allowance for loan losses was proportional to the increase in the NPL 90 portfolio, keeping the ratio practically stable. 218% 215% 212% 212% 212% 100% 97% 98% 94% 95% Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Total Total (Expanded) 217% 208% 205% 206% 205% 223% 273% 275% 260% 275% 195% 188% 181% 182% 180% 1125% 1371% 1857% 1667% 1403% Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Total - Brazil¹ Latin America ex-Brazil Retail business - Brazil Wholesale business - Brazil (*) Loan portfolio average balance for the previous two quarters. Loan portfolio write-off decreased by 3.9% from the previous quarter in all segments. The ratio of written-off operations to the average loan portfolio balance remained stable in the quarter. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Income Statement Analysis 116,701 128,515 136,464 62,060 67,009 71,546 178,761 195,523 208,010 1,381 1,483 1,508 2Q22 1Q23 2Q23 Credit Card Transaction Volume Debit Card Transaction Volume Equipment Base (thousands)* Revenue from card-issuing activities decreased by 3.1% from the first quarter of 2023, mainly due to higher expenses on reward programs, which were partially offset by increase in gains from interchange fees. The 9.9% increase from the first half of 2022 was mainly due to an increase in gains from interchange fees, as a result of the increase in credit card transaction volume. Acquiring revenues increased by 13.6% compared to the first quarter of 2023, mainly due to the effects of the new regulation, which established a new maximum fee limit to be passed on to the issuer for purchases with debit cards and prepaid cards. In addition, there was an increase in debit and credit transaction volume. These were the main factors for the increase in the take rate. The 25.9% increase was mainly due to higher gains from flex products and the increase in credit card transaction volume, on a year-on-year basis. • Commissions and fees and result from insurance operations remained basically stable from the first quarter of 2023. An increase in revenue from card transactions, mainly in the acquiring line, was partially offset by lower card issuance revenue. Additionally, revenue from advisory and brokerage services increased due to higher volumes in investment banking and there was an increase in insurance operations due to an increase in earned premiums. • Commissions and fees increased by 4.0% from the first half of 2022, mainly due to higher card revenue for both issuer and acquirer, in addition to the growth in the insurance result especially due to the increase in premiums earned. These effects were partially offset by lower gains from current account services, due to the strategy of waiving and reducing client fees and lower gains in investment banking. Highlights Commissions and Fees and Result from Insurance Operations¹ (1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. 16 Credit and Debit Cards Card Issuance Activities Acquiring Activities R$ millions Transaction Volume 2Q23 R$208.0 billion + 6.4% (vs. 1Q23) + 16.4% (vs. 2Q22) credit + 6.2% (vs. 1Q23) + 16.9% (vs. 2Q22) debit + 6.8% (vs. 1Q23) + 15.3% (vs. 2Q22) 151,188 152,086 157,481 44,167 42,034 42,123 195,356 194,119 199,605 41.6 40.1 39.3 33.5 34.8 35.0 2Q22 1Q23 2Q23 Debit Card Transaction Volume Credit Card Transaction Volume Credit card accounts - does not include additional cards (millions) Debit card accounts - does not include additional cards (millions) Transaction Volume 2Q23 R$199.6 billion + 2.8% (vs. 1Q23) + 2.2% (vs. 2Q22) credit + 3.5% (vs. 1Q23) + 4.2% (vs. 2Q22) debit + 0.2% (vs. 1Q23) - 4.6% (vs. 2Q22) Note: Debit cards include account holders only. R$ millions In R$ millions 2Q23 1Q23 D 2Q22 D 1H23 1H22 D Credit and Debit Cards 4,048 4,001 1.2% 3,649 10.9% 8,049 7,073 13.8% Card Issuance 2,891 2,983 -3.1% 2,701 7.1% 5,874 5,345 9.9% Acquiring 1,157 1,018 13.6% 948 22.0% 2,175 1,728 25.9% Current Account Services 1,673 1,726 -3.1% 1,862 -10.1% 3,399 3,763 -9.7% Asset Management 1,442 1,501 -3.9% 1,598 -9.8% 2,943 2,942 0.0% Fund Management Fees 1,113 1,138 -2.2% 1,377 -19.2% 2,251 2,497 -9.9% Consórcio Administration Fees 329 363 -9.3% 221 48.9% 692 445 55.4% Advisory Services and Brokerage 820 658 24.5% 997 -17.8% 1,478 1,761 -16.0% Credit Operations and Guarantees Provided 654 650 0.5% 697 -6.2% 1,304 1,374 -5.1% Collection Services 507 500 1.3% 487 4.1% 1,007 972 3.5% Other 380 405 -6.1% 390 -2.6% 785 751 4.6% Latin America (ex-Brazil) 840 904 -7.2% 819 2.5% 1,744 1,635 6.7% Commissions and Fees 10,363 10,347 0.2% 10,499 -1.3% 20,709 20,270 2.2% Result from Insurance Operations¹ 2,079 2,021 2.9% 1,770 17.5% 4,100 3,593 14.1% Services and Insurance 12,442 12,367 0.6% 12,269 1.4% 24,809 23,863 4.0% (*) There was a review and change in the amount of acquiring equipment base. We started to disregard Pop's terminals and to consider new technologies offered to our customers that were not being reported. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Income Statement Analysis 1,496 1,575 1,568 1,574 1,644 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Advisory Services and Brokerage The 1.3% increase in revenues from collection services from the first quarter of 2023 was due to the collection income in the period. The 3.5% increase in revenues from collection services compared to the first half of 2022 was due to the collection income and higher gains from collection services. Revenue from economic advisory and brokerage services increased 24.5% from the first quarter of 2023, mainly due to the higher volume of equities and fixed income. On a year-on-year basis, meanwhile, lower volumes of mergers and acquisitions and fixed income resulted in a 16.0% decrease in revenue from investment banking. Fixed Income: In the last 12 months, in local fixed income, we keep the leading position both in ANBIMA’s origination ranking, totaling R$76 billion in originated volume (25.4% market share), and in ANBIMA’S distribution ranking, totaling R$43.3 billion in distributed volume (27.1% market share). Equities: In the last 12 months, we entered into 23 transactions, totaling R$6.5 billion in volume (20% market share), topping the ranking in transactions and ranking second in volume in Dealogic’s ranking. Mergers and Acquisitions: In the last 12 months, we provided financial advisory services on 41 transactions in Brazil, totaling R$55.1 billion (28% market share), ranking second in transactions and first in volume in Dealogic’s ranking. Loan Operations and Financial Guarantees Provided Revenue from loan operations and financial guarantees provided remained basically stable from the first quarter of 2023. The 5.1% decrease in revenue from loan operations and financial guarantees provided on a year-on-year basis was mainly due to lower gains from property valuation in connection with loan operations. This decrease was partially offset by the increase in gains from local sureties pledged in connection with financial guarantees provided. Collection Services 17 Note: Does not include Latin America (ex-Brazil). Managed Portfolio and Investment Funds +4.4% +9.8% R$ billions Current Account Services Revenue from current account services was down 3.1% from the first quarter of 2023 and decreased by 9.7% compared to the first half of 2022. These reductions were mainly due to lower revenue from packages for individuals and companies as a result of the bank’s proactive strategy of waiving and reducing client fees. Asset Management Fund management fees were down 2.2% from the first quarter of 2023 mainly due to the reduction of two business days in the second quarter. The 9.9% decrease from the first half of 2022 was mainly due to the lower performance fee income. Consórcio administration fees were down 9.3% from the previous quarter. The 55.4% increase from the first half of 2022 was mainly due to an increase in production. • Fund Management • Consórcio Administration Fees DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Management Discussion and Analysis Insurance, Pension Plan and Premium Bonds Itaú Unibanco Holding S.A. • Result from insurance, pension plan and premium bonds increased by 2.9% in the quarter. This increase was due to the higher earned premiums, revenue from premium bonds, commissions and fees, and earnings of affiliates. • Compared to the first half of 2022, the 14.1% increase in the result from insurance, pension plan and premium bonds was due to the increase in earned premiums due to higher sales of insurance policy portfolios. We also recorded higher net revenue from premium bonds, commissions and fees, and earnings of affiliates. Highlights Result from Insurance, Pension Plan and Premium Bonds Result from Insurance, Pension Plan and Premium Bonds Earned Premiums Breakdown Retained Claims Breakdown R$ millions R$ millions Pro Forma Income Statement for the Insurance Segment (Core1) The core insurance operations¹ consist of bancassurance products related to life, property, credit life and third-party insurance policies. The recurring managerial result rose by 24.2% on a year-on-year basis. Earned premiums increased by 11.6%, mainly due to higher sales of life, personal accidents, credit life and mortgage insurance policies. Managerial financial margin increased as a result of the higher remuneration on insurance assets, and commissions and fees were up due to higher sales of third-party insurance policies. The bancassurance agenda continues to make headway, which has contributed to the development of a future portfolio and offers protection to clients. 1 Does not include own healthy insurance, extended warranty and Porto and IRB results; 2 Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests. 18 The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by: (i) increase in earned premiums, higher life, personal accident and credit life insurance portfolios; (ii) higher net revenue from premium bonds as a result of higher sales; (iii) increase in commissions and fees, driven by higher third-party insurance sales; and (iv) higher earnings of affiliates. Additionally, the insurance claims/earned premiums ratio was down for the third consecutive quarter. 45.9% 46.1% 45.8% 45.0% 45.0% 15.1% 14.7% 14.7% 14.6% 14.3% 15.5% 16.1% 16.6% 16.6% 16.7% 4.8% 4.0% 4.2% 4.2% 3.8% 12.2% 12.3% 12.6% 13.0% 13.1% 6.5% 6.7% 6.1% 6.8% 7.1% 1,421 1,486 1,529 1,543 1,582 2Q22 3Q22 4Q22 1Q23 2Q23 Life and Personal Accident Protected Card Credit Life Familiar Protection Mortgage Other The 14.1% increase in the result from insurance, pension plan and premium bonds from the first half of 2022 was driven by higher sales in insurance portfolios, mainly life, personal accident, credit life and mortgage insurance lines, as well as higher revenue from premium bonds. We also recorded an increase in commissions and fees due to higher third-party insurance sales and earnings in affiliates. 48.9% 53.0% 46.4% 49.1% 51.1% 8.5% 7.7% 7.3% 8.3% 7.4% 12.6% 11.4% 9.8% 12.2% 10.6% 4.2% 2.7% 2.3% 4.1% 3.8% 7.0% 4.0% 7.5% 5.1% 7.3% 18.8% 21.2% 26.7% 21.2% 19.7% 23.7% 27.7% 26.9% 25.0% 24.2% 2Q22 3Q22 4Q22 1Q23 2Q23 Life and Personal Accident Protected Card Credit Life Familiar Protection Mortgage Other Insurance Claims/Earned Premiums 337 412 412 385 383 In R$ millions 2Q23 2Q22 D Earned Premiums 1,523 1,365 11.6% Retained Claims (318) (281) 13.1% Selling Expenses (5) (9) -46.9% Underwriting Margin 1,200 1,074 11.7% Managerial Financial Margin 106 64 65.8% Commissions and Fees 213 162 31.5% Other Income and Expenses ² (821) (738) 11.2% Recurring Managerial Result 698 562 24.2% Combined Ratio 50.5% 51.7% -1.2 p.p. In R$ millions 2Q23 1Q23 D 2Q22 D 1H23 1H22 D Earned Premiums 1,582 1,543 2.5% 1,421 11.4% 3,126 2,750 13.7% Revenues from Pension Plan (52) (26) 101.9% (82) -36.4% (78) (97) -19.5% Revenues from Premium Bonds 163 1 50 9.1% 1 43 14.0% 313 270 16.0% Managerial Financial Margin 17 41 -59.4% (34) - 57 118 -51.5% Commissions and Fees 582 571 1.8% 6 21 -6.3% 1,153 1,127 2.3% Earnings of Affiliates 176 1 31 33.7% 44 303.0% 307 160 91.6% Revenues from Insurance, Pension Plan and P remium Bonds 2,467 2,411 2.3% 2,112 16.8% 4,878 4 ,329 12.7% Retained Claims (383) (385) -0.6% (337) 13.6% (768) (726) 5.8% Insurance Selling Expenses (5) (5) 2.7% (5) -1.4% (10) (10) 1.4% Result from Insurance, Pension Plan and P remium Bonds 2,079 2,021 2.9% 1,770 17.5% 4 ,100 3,593 14.1% Recurring Managerial Result 924 9 17 0.7% 713 29.6% 1,842 1 ,489 23.7% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Management Discussion & Analysis Income Statement Analysis Itaú Unibanco Holding S.A. 14.4 14.8 15.4 15.5 15.3 73.3 73.5 73.7 74.0 72.8 0.8 0.6 0.6 0.6 0.6 11.5 11.5 11.4 11.4 11.2 99.9 100.4 101.1 101.4 99.9 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 ZUP and IT team Brazil (ex-Tech team) Abroad (ex-Latin America) Latin America • Our efficiency ratio reached 39.6% in the quarter, the lowest in the historical series. As expected, given the seasonality of the first quarter, non-interest expenses grew by 3.5% compared to the previous quarter, with increases in personnel and administrative expenses. • Non-interest expenses were up 7.5% in the period on a year-on-year basis. This increase was due to the higher investments in business and technology when compared to the same period of last year. However, the efficiency ratio in the 12-month period was 40.5% and 38.4% in Brazil, both at the lowest level of the historical series. Highlights Number of Employees - in thousands Non-interest Expenses 99.9 thousand employees at the end of the 2Q23 - 1.5% (Jun-23 vs. Mar-23) - stable (Jun-23 vs. Jun-22) Adjustments to our technology and client service teams, in connection with the reduction in the number of brick-and-mortar branches, resulted in a 1.5% reduction in our workforce compared to the previous quarter. Note: Includes all the employees of companies controlled by the Company. 19 In the first half of 2023, non-interest expenses increased by 7.5% compared to the same period of the previous year. Personnel expenses increased as a result of the effects of collective wage agreement negotiations and an increase in profit sharing expenses. Administrative expenses were also higher due to higher expenses on data processing and telecommunications, and depreciation and amortization as a result of technology projects implemented over the last years. Non-interest expenses were up in the quarter, driven by: (i) increase in personnel expenses due to seasonally higher vacation volume in the first quarter, more terminations and higher profit sharing expenses; and (ii) higher administrative expenses, mainly on data processing and advertising campaigns. These effects were partially offset by lower operating expenses. (1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and COFINS. (3) Does not consider overhead allocation. In R$ millions 2Q23 1Q23 D 2Q22 D 1H23 1H22 D Per sonnel Expenses (6,204) (5,854) 6.0% (5,305) 17.0% (12,058) (10,623) 13.5% Compensation, Charges, Social Benefits, Terminations and Training (4,563) (4,444) 2.7% (3,796) 20.2% (9,007) (7,838) 14.9% Management and Employees' Profit Sharing (1) (1,642) (1,409) 16.5% (1,509) 8.8% (3,051) (2,784) 9.6% Administ r at ive Expenses (4,776) (4,638) 3.0% (4,475) 6.7% (9,415) (8,550) 10.1% Third-Party and Financial System Services, Security and Transportation (1,624) (1,623) 0.1% (1,671) -2.8% (3,247) (3,175) 2.2% Data Processing and Telecommunications (1,050) (980) 7.1% (736) 42.7% (2,030) (1,432) 41.7% Facilities and Materials (689) (706) -2.3% (741) -6.9% (1,395) (1,474) -5.4% Depreciation and Amortization (931) (938) -0.8% (760) 22.4% (1,869) (1,503) 24.4% Advertising, Promotions and Publications (340) (256) 33.0% (388) -12.4% (596) (696) -14.5% Other (142) (136) 4.2% (179) -20.6% (278) (269) 3.3% Provision Expenses (540) (522) 3.5% (667) -19.0% (1,062) (1,078) -1.5% Provision for lawsuits civil, tax and social security obligations (201) (145) 38.8% (239) -15.7% (346) (422) -17.9% Provision for labor claims (339) (377) -10.1% (429) -20.9% (716) (656) 9.1% Oper at ing Expenses (657) (700) -6.1% (856) -23.2% (1,357) (1,773) -23.5% Selling - Credit Cards (412) (431) -4.4% (598) -31.0% (844) (1,167) -27.7% Claims and Other (245) (268) -8.8% (258) -5.1% (513) (606) -15.3% Other Tax Expenses (2) (82) (72) 14.0% (117) -30.1% (153) (208) -26.5% Total - Br azil (12,259) (11,786) 4.0% (11,419) 7.4% (24,045) (22,232) 8.2% Lat in Amer ica (ex-Br azil) (3) (2,013) (2,003) 0.5% (1,891) 6.4% (4,016) (3,881) 3.5% Total (14,272) (13,789) 3.5% (13,310) 7.2% (28,061) (26,113) 7.5% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Management Discussion & Analysis Income Statement Analysis Itaú Unibanco Holding S.A. 18,248 18,136 17,795 17,517 16,830 651 654 628 635 620 994 991 993 802 778 23,854 24,110 24,374 24,230 24,172 43,747 43,891 43,790 43,184 42,400 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Brazil ESBs Latin America Banco24Horas 397 391 386 376 378 655 658 657 651 637 2,791 2,788 2,786 2,731 2,639 349 391 402 415 427 4,192 4,228 4,231 4,173 4,081 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Branches + CSBs (Latin America ex-Brazil) CSBs - Brazil Brick and Mortar Branches - Brazil Digital Branches - Brazil 42.4 40.2 41.6 39.4 41.2 39.1 40.7 38.6 40.5 38.4 40.8 41.1 41.4 39.8 39.6 38.7 38.9 39.1 37.8 37.7 2Q22 3Q22 4Q22 1Q23 2Q23 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Efficiency Ratio in Brazil (%) Quarterly Efficiency Ratio (%) Quarterly Efficiency Ratio in Brazil (%) Efficiency Ratio Distribution Network Points of Service | Brazil and Abroad Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties’ establishments. (iii) Does not include points of sale. Branches and Client Service Branches | Brazil and Abroad (i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay. Geographical Distribution of Service Network(*) Number of Branches and Client Service Branches (*) In June 2023. Does not include branches and CSBs in Latin America and Itaú BBA. Efficiency Ratio 20 (i) The number of available ATMs in our own network in Brazil decreased by 7.8% on a year-on-year basis, due to the closure of brick and mortar branches. 12-month period: decrease of 190 basis points year-on-year. Noninterest expenses were up 8.2%, whereas our revenue increased by 13.1%. The optimization of our branch network is carried out based on our clients' behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our phygital strategy. We carry out a thorough assessment of the performance of our branches, checking out circulation of clients and creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank. Therefore, we recorded an annual reduction of 5.4% in brick-and-mortar branches and a 22.3% increase in the number of digital branches in Brazil. Non-interest expenses in Brazil Non-interest expenses in Brazil were up 7.4% year-on-year. In the same period, adjusting for inflation of 3.2% (IPCA), non-interest expenses recorded a real increase of only 4.1% in the second quarter of 2023. In R$ billions Change, highlighting investments 1H23 vs. 1H22 North Northeast Midwest Southeast South 97 273 250 2,552 519 8.2% 8.7% 9.8% 9.0% 7.4% -3.3% 1.4% 3.8% 4.1% 4.1% 2Q22 3Q22 4Q22 1Q23 2Q23 Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA) Non-interest expenses growth year over year DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Balance Sheet • Total assets were up 1.5% in the quarter, mainly driven by the increases of R$85.6 billion in securities and R$14.4 billion in interbank and interbranch accounts, mainly driven by the increase in compulsory deposits. The 3.2% decrease in permanent assets in the quar ter was mainly due to the sale of shares in XP Inc. in June 2023. In the 12-month period, we recorded increases of R$164.3 billion in securities, R$30.6 billion in interbank investments and R$29.9 billion in loan operations, respectively, as a result of increases in personal, mortgage and payroll loans. • In liabilities, deposits received under securities repurchase agreements increased by R$22.9 billion; funds from acceptances and issue of securities increased by R$13.1 billion in the quarter (mainly in funds from real estate, financial and agribusiness bills, which increased 8.2%, 5.4% and 5.2%, respectively); and deposits increased R$8.4 billion, in spite of the impact of the Brazilian real appreciation against other currencies. In 12 months, deposits, funds from acceptance and issue of securities and deposits received under securities repurchase agreements increased R$94.6 billion, R$84.4 billion and R$80.9 billion, respectively. The decrease in non-controlling interests was due to higher equity interest in Itaú Chile to 65.62% in July 2022. Highlights Balance Sheet 21 Assets (In R$ millions, end of period) 2Q23 1Q23 D' 2Q22 D' Current and Long-term Assets 2,548,077 2,508,091 1.6% 2,258,532 12.8% Cash 30,636 33,007 -7.2% 33,839 -9.5% Interbank Investments 267,688 295,248 -9.3% 237,053 12.9% Securities 859,528 773,956 11.1% 695,264 23.6% Derivative Financial Instruments 72,773 88,687 -17.9% 78,478 -7.3% Interbank and Interbranch Accounts 211,387 196,945 7.3% 168,976 25.1% Loan, Lease and Other Loan Operations 843,565 858,965 -1.8% 813,701 3.7% Other Assets 262,500 261,283 0.5% 231,221 13.5% Permanent Assets 37,691 38,942 -3.2% 35,944 4.9% Total Assets 2,585,768 2,547,033 1.5% 2,294,476 12.7% Liabilities (In R$ millions, end of period) 2Q23 1Q23 D' 2Q22 D' Current and Long-Term Liabilities 2,407,344 2,372,960 1.4% 2,133,802 12.8% Deposits 923,281 914,834 0.9% 828,693 11.4% Deposits Received under Securities Repurchase Agreements 343,474 320,585 7.1% 262,566 30.8% Funds from Acceptances and the Issue of Securities 289,836 276,725 4.7% 205,431 41.1% Interbank and Interbranch Accounts 96,980 95,251 1.8% 95,204 1.9% Borrowing and Onlending 102,436 103,297 -0.8% 120,012 -14.6% Derivative Financial Instruments 68,027 84,582 -19.6% 75,087 -9.4% Provisions 17,098 16,604 3.0% 16,906 1.1% Allowance for Financial Guarantees Provided and Loan Commitments 3,716 2,846 30.6% 5,993 -38.0% Technical Provisions for Insurance 253,994 244,095 4.1% 224,405 13.2% Other Liabilities 308,502 314,141 -1.8% 299,505 3.0% Non-controlling Interests 9,225 9,141 0.9% 10,035 -8.1% Stockholders' Equity 169,199 164,932 2.6% 150,639 12.3% Total Liabilities and Equity 2,585,768 2,547,033 1.5% 2,294,476 12.7% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Balance Sheet 859 913 897 35.4% 33.4% 33.1% 9.6% 10.4% 9.6% 9.0% 7.4% 7.8% 7.7% 6.9% 6.3% 5.6% 4.4% 5.4% 32.8% 37.5% 37.7% 2T22 1T23 2T23 2Q23 1Q23 8.4% Public Sector 6.0 5.6 -0.3% Private Sector 489.8 491.4 2.6% Real Estate 40.5 39.4 -2.1% Transportation 32.3 33.0 -4.0% Agribusiness and fertilizers 25.3 26.4 -0.3% Energy and water treatment 24.9 24.9 -3.0% Food and beverages 24.5 25.2 -2.9% Banks and financial institutions 24.2 24.9 0.9% Vehicles and auto parts 23.1 22.9 3.9% Petrochemicals and chemicals 14.5 14.0 -1.9% Pharmaceuticals and cosmetics 13.1 13.3 2.0% Steel and metallurgy 13.0 12.8 -1.0% Telecommunications 11.8 11.9 -3.7% Infrastructure work 11.6 12.1 -0.4% Electronics and IT 11.0 11.1 -1.8% Oil and gas 10.7 10.9 1.5% Capital assets 9.1 8.9 4.2% Mining 9.0 8.6 3.2% Entertainment and tourism 8.6 8.3 4.7% Construction materials 8.5 8.1 0.2% Wood & Furniture 6.7 6.7 -0.6% Services - Other 49.1 49.5 2.2% Commerce - Other 36.5 35.7 -10.9% Industry - Other 11.5 12.9 0.8% Other 70.4 69.8 -0.2% Total 495.8 496.9 In R$ billions q = <-5 Credit Portfolio Credit Portfolio by Product • The individual loan portfolio was up 0.7% in the quarter and 8.9% in the 12-month period, mainly driven by increases of: (i) 3.9% in personal loans, and (ii) 1.9% in mortgage loans. In the 12-month period, the highlights were the increases of (i) 21.1% in personal loans, (ii) 17.0% in mortgage loans, a market in which we are particularly active and have launched new functionalities to better serve our clients, even against a backdrop of a rise in the basic interest rate, and (ii) 6.2% in payroll loans. • The companies loan portfolio was down 1.7% in the quarter and 0.6% in the 12-month period, due to the impact of exchange variation. Significant changes on a year-on-year basis were recorded in (i) mortgage loans, and (ii) BNDS and onlending. Highlights (*) Including Financial Guarantees Provided. Credit Concentration Largest debtors, as of June 30, 2023 Only 11.7% of the credit risk is concentrated in the 100 largest debtors. q - 4 q - 3 q - 2 q - 1 In R$ billions, end of period Corporate Credit Portfolio with Financial Guarantees by Business Sector 22 (1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. In R$ billion, end of period 2Q23 1Q23 D 2Q22 D Individuals - Brazil (1) 405.2 402.5 0.7% 372.1 8.9% Credit Card Loans 128.4 130.4 -1.5% 126.3 1.6% Personal Loans 57.8 55.6 3.9% 47.7 21.1% Payroll Loans (2) 74.9 74.9 0.0% 70.6 6.2% Vehicle Loans 32.4 32.1 1.2% 32.0 1.5% Mortgage Loans 111.5 109.4 1.9% 95.3 17.0% Rural Loans 0.2 0.1 31.7% 0.2 7.4% Companies - Brazil (1) 293.6 298.7 -1.7% 295.4 -0.6% Working Capital (3) 170.1 171.4 -0.8% 173.6 -2.0% BNDES/Onlending 10.9 10.6 3.0% 7.9 38.5% Export/Import Financing 69.6 74.2 -6.2% 74.4 -6.5% Vehicle Loans 19.2 19.2 0.2% 18.8 2.4% Mortgage Loans 9.1 8.2 11.3% 6.6 37.4% Rural Loans 14.7 15.0 -2.6% 14.1 3.8% Latin America (4) 198.4 211.6 -6.2% 191.6 3.6% Total without Financial Guarantees Provided 897.2 912.7 -1.7% 859.1 4.4% Financial Guarantees Provided 93.9 90.1 4.2% 88.3 6.4% Total with Financial Guarantees Provided 991.1 1,002.9 -1.2% 947.4 4.6% Corporate Securities (5) 160.5 150.1 6.9% 136.8 17.4% Total Risk 1,151.6 1,153.0 -0.1% 1,084.1 6.2% Credit Portfolio without Financial Guarantees Provided by Vintage 2Q22 1Q23 2Q23 Actual quarter (q) In R$ billions Risk* Largest debtor 10 Largest debtors 20 Largest debtors 50 Largest debtors 100 Largest debtors Risk / Total credits Risk / Total assets 0.6% 3.4% 5.2% 8.4% 11.7% 0.2% 1.3% 2.0% 3.2% 4.5% 5.6 33.6 51.3 83.6 116.1 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Balance Sheet 23 Mortgage loans 2 Payroll loans Corporate loans Loan-to-value (individuals) Average Term (1) Includes NPL more than one day overdue; (2) includes installments without interest. Portfolio guaranteed by fiduciary alienation Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website. R$74.9 bn as of June 30, 2023 + 0.0% (vs. Mar-23) + 6.2% (vs. Jun-22) (1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter. Credit cards Vehicle loans (individuals) Very small, small and middle market Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies - 32.0% (vs. 2Q22) R$6.8 bn The payroll loans, both for the private and public sectors was up 3.1% compared to the end of March 2023. Increase in the public sector was mainly driven by the granting of loans to civil servants of the Minas Gerais state. In the second quarter of 2023, credit origination3 for corporate loans increased by 8.0% compared to the previous quarter, mainly due to the higher demand for loans in the agribusiness segment and the large segment (companies with revenues of R$500 million to R$4 billion). Both in the quarterly and annual comparison, the impact of the greater use of capital market instruments as a source of funds by companies is worth mentioning. In the second quarter of 2023, credit origination3 for very small, small and middlemarket companies increased by 19.0% compared to the previous quarter, especially for middle-market companies and increased 17.8% year-on-year. R$161.0 bn as of June 30, 2023 - 0.3% (vs. Mar-23) + 5.3% (vs. Jun-22) Portfolio by origination (%) 2nd Quarter of 2023 R$120.6 bn as of June 30, 2023 + 2.6% (vs. Mar-23) + 18.3% (vs. Jun-22) R$128.4 bn as of June 30, 2023 - 1.5% (vs. Mar-23) + 1.6% (vs. Jun-22) R$132.8 bn as of June 30, 2023 - 3.3% (vs. Mar-23) - 6.9% (vs. Jun-22) Jun-22 Credit Portfolio¹ (Individuals and Companies) - Brazil Portfolio by sector (R$ billions) 2nd Quarter of 2023 Branches Itaú Consignado S.A. INSS Private sector Public sector 92.4% 99.8% of the mortgage portfolio is Individuals Originations 2nd Quarter of 2023 of total mortgage credit is originated by borrowers 80.4% 42.1% Originations 2nd Quarter of 2023 R$32.4 bn as of June 30, 2023 + 1.2% (vs. Mar-23) + 1.5% (vs. Jun-22) 44 months % Average Down Payment 46% R$44.1 thousand Average Ticket Installments with interest Revolving credit + overdue loans¹ Transactors² Credit cards Payroll loans Mortgage Personal Vehicles Corporate Very small, small and middle market 54.0 10.5 10.4 31.7% 34.0% 18.5% 19.0% 25.6% 27.5% 14.3% 12.8% 8.0% 8.6% 45.2% 48.3% 54.8% 51.7% Jun-23 80.9% 80.5% 81.4% 9.3% 8.3% 7.6% 9.8% 11.2% 10.9% Jun-22 Mar-23 Jun-23 - 3.5% (vs. 2Q22) R$4.8 bn Ratio of the amount of the financing to the total value of real-estate property. Vintage (quarterly average) Loan-to-value Vintage (quarterly average) 54.2% 58.0% 56% 44% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Balance Sheet 83.7% 83.6% 82.4% 79.9% 78.6% 72.9% 72.4% 72.4% 70.2% 68.5% 1,179 1,216 1,251 1,301 1,309 1,027 1,053 1,100 1,142 1,141 859 880 906 913 897 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients. Funding • Funding from clients increased by 1.9% in the quarter. In the last 12 months, growth was 17.4%, driven by: (i) funds from bills, up by 57.9%, mainly financial and real estate bills; and (ii) time deposits, which were up 24.9% due to the commercial strategy for this product in the retail business segment and higher demand for fixed income products. Demand deposits decreased mainly in our foreign units, due to the depreciation of the U.S. dollar and other currencies. • Assets under management and administration grew by 4.8% in the quarter. In the last 12 months, funding increased by 11.1% due to a 11.5% rise in own products, mainly driven by the increase in time deposits and funds from bills and of 8.6% in the open platform. Highlights 24 Portfolio / Funding from clients and other funding Portfolio / Funding from clients and other funding net of reserves and cash Loan portfolio Funding from clients and other funding Loan portfolio Funding from clients and other funding net of reserve required by BACEN and Cash In R$ Billions Loans and funding The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 78.6% in the second quarter of 2023. In R$ millions, end of period 2Q23 1Q23 D 2Q22 D Funding from Clients (A) 1,131,648 1,110,497 1.9% 963,667 17.4% Demand Deposits 114,061 116,974 -2.5% 141,055 -19.1% Savings Deposits 174,464 175,964 -0.9% 184,896 -5.6% Time Deposits 620,222 609,831 1.7% 496,565 24.9% Own Debentures (Linked to Repurchase Agreements) 7 7 0.0% 10 -30.0% Funds from Bills¹ and Structured Operations Certificates 222,894 207,720 7.3% 141,142 57.9% Other Funding (B) 177,275 190,193 -6.8% 215,150 -17.6% Onlending 12,101 12,112 -0.1% 10,264 17.9% Borrowing 90,335 91,185 -0.9% 109,748 -17.7% Securities Obligations Abroad 66,942 69,005 -3.0% 64,289 4.1% Other² 7,897 17,891 -55.9% 30,848 -74.4% Portfolio Managed and Investment Funds (C) 1,681,772 1,613,698 4.2% 1,530,744 9.9% Total (A) +(B) + (C) 2,990,695 2,914,387 2.6% 2,709,562 10.4% Own Products 2,047,687 1,956,025 4.7% 1 ,837,031 11.5% Open Platform 325,903 311,349 4.7% 300,102 8.6% Assets under Management 2,373,590 2,267,373 4.7% 2,137,133 11.1% Fiduciary Management and Custody³ 480,019 455,052 5.5% 4 30,275 11.6% Assets under Management and Administration 2,853,609 2,722,425 4.8% 2 ,567,409 11.1% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Capital and Risk 12.0% 12.2% 13.1% 1.5% 0.4% -0.2% 1.4% 0.8% 0.2% 1.5% 13.5% 13.6% 14.7% Tier I Mar-23 Net Income in the quarter, dividends and Interest on Own Capital Risk-Weighted Assets¹ Tier I Jun-23 Basel III Evolution of Internal Models Tier I Pro Forma² Jun-23 Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil. On June 30, 2023, our Tier I Capital ratio reached 13.6%, consisting of 12.2% Common Equity Tier I and of 1.4% Additional Tier I. Considering the regulatory changes, the Tier I Capital ratio Pro Forma² would have reached 14.7%. Capital, Liquidity and Market Ratios 25 Capital Ratios Main changes in the quarter: Referential Equity: increase of 2.2% driven by the net income for the period. RWA: increase of R$14,407 million. The higher volume of credit riskweighted assets was mainly due to higher credit risk (RWACPAD). BIS ratio: increase of 0.1 p.p. in relation to March 2023, driven by the net income for the period, partially offset by an increase in risk-weighted assets. In June 2023, our BIS ratio was 3.6 p.p. above the minimum required with capital buffers (11.5%). Common Equity Tier I (CET I) Additional Tier I (AT1) Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits. Tier I Capital Ratio Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3. Value at Risk - VaR 1 (1) Values represented above consider a 1-day time horizon and a 99% confidence level. For 2023, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%. This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions. Liquidity Ratios Net Stable Funding Ratio (NSFR) Liquidity Coverage Ratio (LCR) These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines. The average LCR in the quarter was 179.7%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios. The NSFR was 127.9% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term. In R$ million, end of period 2Q23 1Q23 Common Equity Tier I 155,372 150,873 Tier I (Common Equity + Additional Capital) 173,670 169,787 Referential Equity (Tier I and Tier II) 1 9 2 , 8 -28 1 8 8 , -752 Total Risk-weighted Assets (RWA) 1,274,840 1,260,433 Credit Risk-weighted Assets (RWACPAD) 1,146,946 1,132,377 Operational Risk-weighted Assets (RWAOPAD) 101,302 101,302 Market Risk-weighted Assets (RWAMINT ) 26,592 26,754 - - Common Equity Tier I Ratio 12.2% 12.0% Tier I Capital Ratio 13.6% 13.5% BIS Ratio (Referential Equity / Total Riskweighted Assets) 15.1% 15.0% In R$ million, end of period 2Q23 1Q23 VaR by Risk Factor Interest Rates 1,118 1,305 Currency 12 22 Shares on the Stock Exchange 2 6 28 Commodities 16 7 Diversification Effects (277) (429) Total VaR 895 933 Maximum VaR in the quarter 1,039 933 Average VaR in the quarter 918 848 Minimum VaR in the quarter 771 718 In R$ millions Jun-23 Mar-23 HQLA 355,222 331,477 Potential Cash Outflows 197,692 204,549 LCR (%) 179.7% 162.1% In R$ millions Jun-23 Mar-23 Available Stable Funding 1,216,666 1,203,787 Required Stable Funding 951,168 933,834 NSFR (%) 127.9% 128.9% (1) Excluding the exchange rate variation for the period. (2) Effective from July 1st, 2023. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion and Analysis Segment Analysis The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units. Results by Business Segment Retail Business 26 Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies. • The recurring managerial result was up 2.9% from the first quarter of 2023, mainly driven by the increase in the managerial financial margin, driven by the higher number of calendar days in the quarter and the increase in average credit volume, in addition to the increase in revenue from insurance operations driven by higher earned premiums. These effects were partially offset by the decrease in commissions and fees due to lower gains from card issuing activities. • The recurring managerial result was up 19.6% on a year-on-year basis, mainly driven by (i) a higher managerial financial margin, as a result of higher average credit volume; (ii) the increase in commissions and fees; and (iii) higher insurance revenue driven by higher earned premiums. Highlights * Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment. Credit Investments Payments 2Q23 2Q22 33% 44% 81% 38% 50% 87% Online account opening flow Individuals accounts (in thousands) Digital Transformation in Retail Business Loan Portfolio (R$ billion) Share of Transactions through digital channels* In R$ millions 2Q23 1Q23 D 2Q22 D Operating Revenues 24,030 23,614 1.8% 22,387 7.3% Managerial Financial Margin 14,910 14,406 3.5% 13,499 10.5% Commissions and Fees 6,787 6,911 -1.8% 6,695 1.4% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 2,333 2,297 1.6% 2,193 6.4% Cost of Credit (8,281) (8,181) 1.2% (7,479) 10.7% Retained Claims (379) (382) -0.8% (332) 14.1% Other Operating Expenses (11,193) (10,909) 2.6% (10,803) 3.6% Income before Tax and Minority Interests 4,177 4,142 0.9% 3,772 10.7% Income Tax and Social Contribution (990) (1,015) -2.5% (1,111) -10.9% Minority Interests in Subsidiaries 5 (23) - 8 -39.7% Recurring Managerial Result 3,192 3 , 1 0 04 2.9% 2 , 6 6 09 19.6% Recurring Return on Average Allocated Capital 17.6% 17.6% 0.0 p.p. 16.5% 1.1 p.p. Efficiency Ratio (ER) 43.4% 42.9% 0.5 p.p. 45.1% -1.7 p.p. 637 1,045 706 2Q21 2Q22 2Q23 447.4 463.7 481.9 485.2 489.3 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 + 9.4% + 0.8% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion and Analysis Segment Analysis Results by Business Segment Wholesale Business 27 Activities with the Market + Corporation The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients. Loan Portfolio (R$ billion) Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment. • The recurring managerial result was up 1.4% from the first quarter of 2023, mainly driven by the increase in the managerial financial margin, higher gains from structured operations, and the increase in commissions and fees driven by higher volumes of economic advisory and brokerage services. On the other hand, non-interest income increased due to the seasonality in the first quarter of the year, and the cost of credit increased, due to the higher provision for loan losses, due to the normalization of the provision flow of this segment in Brazil. • The recurring managerial result was up 4.0% on a year-on-year basis, mainly driven by the higher managerial financial margin with clients due to the increase in the liabilities’ margin. This effect was partially offset by lower commissions and fees, driven by the lower fund management gains and lower volumes of economic advisory and brokerage services, and by the increase in the cost of credit, as a result of the normalization of the provision for loan losses flow in Wholesale Brazil. Highlights In R$ millions 2Q23 1Q23 D 2Q22 D Operating Revenues 13,507 12,959 4.2% 12,389 9.0% Managerial Financial Margin 9,917 9,500 4.4% 8,558 15.9% Commissions and Fees 3,500 3,378 3.6% 3,763 -7.0% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 89 81 9.5% 68 31.0% Cost of Credit (1,161) (906) 28.1% (56) 1972.4% Retained Claims (4) (3) 33.5% (5) -20.1% Other Operating Expenses (5,096) (4,887) 4.3% (4,696) 8.5% Income before Tax and Minority Interests 7,246 7,163 1.2% 7,632 -5.1% Income Tax and Social Contribution (2,144) (2,104) 1.9% (2,627) -18.4% Minority Interests in Subsidiaries (173) (197) -12.5% (264) -34.7% Recurring Managerial Result 4,930 4,862 1.4% 4,741 4.0% Recurring Managerial Return on Average Allocated Capital 28.2% 29.3% -1.1 p.p. 31.6% -3.4 p.p. Efficiency Ratio (ER) 34.4% 34.5% ' -0.1 p.p. 34.4% 0.0 p.p. In R$ millions 2Q23 1Q23 D 2Q22 D Operating Revenues 1,290 877 47.2% 474 172.4% Managerial Financial Margin 1,170 786 48.8% 582 101.0% Commissions and Fees 75 57 30.3% 40 87.9% Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 45 33 37.4% (148) - Other Operating Expenses (410) (369) 10.9% (67) 514.0% Income before Tax and Minority Interests 881 507 73.6% 407 116.4% Income Tax and Social Contribution (255) (51) 404.5% (72) 254.9% Minority Interests in Subsidiaries (6) 13 - (67) -91.4% Recurring Managerial Result 620 470 32.0% 268 130.9% Recurring Return on Average Allocated Capital 10.0% 7.2% 2.8 p.p. 4.7% 5.3 p.p. Efficiency Ratio (ER) 25.3% 34.9% -9.6 p.p. 9.6% 15.7 p.p. - 0.9% - 4.6% 411.7 416.5 424.3 427.5 407.9 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Activities Abroad 2Q23 1Q23 D 2Q22 D 1H23 1H22 D Operating Revenues 3,924 3,952 -0.7% 3,676 6.7% 7,876 7,384 6.7% Managerial Financial Margin 3,068 3,033 1.1% 2,847 7.7% 6,101 5,729 6.5% Financial margin with clients 3,102 3,181 -2.5% 2,434 27.5% 6,283 4,841 29.8% Financial margin with the Market (35) (148) -76.6% 414 - (182) 888 - Commissions and Fees 840 904 -7.2% 819 2.5% 1,744 1,635 6.7% Revenues from Insurance² 17 15 13.4% 11 60.0% 32 20 59.1% Cost of Credit (655) (749) -12.5% (517) 26.7% (1,404) (765) 83.7% Provision for Loan Losses (757) (805) -5.9% (593) 27.6% (1,562) (925) 68.7% Discounts Granted (39) (42) -7.2% (38) 3.7% (81) (52) 55.1% Recovery of Loan Loans Written Off as Losses 141 98 44.2% 113 24.1% 238 213 11.7% Retained Claims (2) (1) 38.8% (0) 351.9% (3) (1) 203.3% Other Operating Expenses (2,239) (2,236) 0.1% (2,134) 4.9% (4,475) (4,328) 3.4% Non-interest expenses (2,109) (2,108) 0.0% (2,070) 1.9% (4,217) (4,167) 1.2% Tax Expenses and Other³ (130) (128) 1.9% (64) 101.7% (257) (160) 60.6% Income before Tax and Minority Interests 1,028 966 6.4% 1,024 0.4% 1,994 2,291 -12.9% Income Tax and Social Contribution (104) (13) 714.1% (130) -20.1% (117) (395) -70.4% Minority Interests in Subsidiaries (155) (167) -7.0% (313) -50.3% (322) (613) -47.4% Recurring Managerial Result 769 786 -2.2% 581 32.2% 1,555 1,283 21.2% Share 8.8% 9.3% -0.5 p.p. 7.6% 1.2 p.p. 9.1% 8.5% 0.5 p.p. Return on Average Equity - Annualized4 16.4% 17.3% -0.8 p.p. 14.5% 1.9 p.p. 16.9% 15.3% 1.6 p.p. 2Q23 1Q23 D 2Q22 D 1H23 1H22 D Operating Revenues 34,903 33,497 4.2% 31,573 10.5% 68,400 60,901 12.3% Managerial Financial Margin 22,930 21,659 5.9% 19,791 15.9% 44,589 37,956 17.5% Financial margin with clients 21,825 20,867 4.6% 19,555 11.6% 42,692 37,187 14.8% Financial margin with the Market 1,104 792 39.4% 236 367.3% 1,897 769 146.7% Commissions and Fees 9,523 9,442 0.9% 9,680 -1.6% 18,965 18,636 1.8% Revenues from Insurance² 2,450 2,396 2.3% 2,102 16.6% 4,846 4,309 12.5% Cost of Credit (8,786) (8,338) 5.4% (7,018) 25.2% (17,124) (13,738) 24.6% Provision for Loan Losses (8,852) (8,204) 7.9% (7,221) 22.6% (17,056) (13,887) 22.8% Impairment (5) (29) -81.2% 202 - (34) 175 - Discounts Granted (781) (825) -5.4% (602) 29.8% (1,606) (1,143) 40.5% Recovery of Loan Loans Written Off as Losses 852 720 18.4% 603 41.3% 1,572 1,116 40.8% Retained Claims (381) (384) -0.7% (337) 13.2% (765) (725) 5.5% Other Operating Expenses (14,460) (13,929) 3.8% (13,431) 7.7% (28,390) (26,027) 9.1% Non-interest expenses (12,164) (11,680) 4.1% (11,240) 8.2% (23,844) (21,946) 8.6% Tax Expenses and Other³ (2,297) (2,249) 2.1% (2,191) 4.8% (4,546) (4,081) 11.4% Income before Tax and Minority Interests 11,276 10,846 4.0% 10,787 4.5% 22,122 20,410 8.4% Income Tax and Social Contribution (3,285) (3,156) 4.1% (3,680) -10.7% (6,441) (6,595) -2.3% Minority Interests in Subsidiaries (18) (41) -54.8% (10) 76.0% (59) (60) -1.3% Recurring Managerial Result 7,973 7,649 4.2% 7,097 12.3% 15,622 13,756 13.6% Share 91.2% 90.7% 0.5 p.p. 92.4% -1.2 p.p. 90.9% 91.5% -0.5 p.p. Return on Average Equity - Annualized4 21.5% 21.1% 0.4 p.p. 21.6% -0.1 p.p. 21.3% 21.2% 0.1 p.p. 28 (1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders’ or Board Meetings. Note: Information for Latin America is presented in the nominal currencies. Results by Region (Brazil and Latin America) We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil¹ represent 91.2% of the recurring managerial result for the quarter. In our operations in Latin America, we achieved a ROE of 16.4%. Brazil¹ (In R$ million, end of period) Latin America (In R$ million, end of period) Main foreign exchange variations compared to the Brazilian Real (BRL) Colombian Peso vs. BRL - 5.2% (Jun-23 vs. Mar-23) + 9.0% (Jun-23 vs. Jun-22) Jun-22 Mar-23 Jun-23 BRL vs. U.S. Dollar Jun-22 Mar-23 Jun-23 - 5.1% (Jun-23 vs. Mar-23) - 8.0% (Jun-23 vs. Jun-22) Uruguayan Peso vs. BRL + 1.8% (Jun-23 vs. Mar-23) + 3.3% (Jun-23 vs. Jun-22) Jun-22 Mar-23 Jun-23 Argentine Peso vs. BRL + 29.4% (Jun-23 vs. Mar-23) + 122.7% (Jun-23 vs. Jun-22) Jun-22 Mar-23 Jun-23 Chilean Peso vs. BRL + 6.6% (Jun-23 vs. Mar-23) - 6.2% (Jun-23 vs. Jun-22) Jun-22 Mar-23 Jun-23 + 7.0% (Jun-23 vs. Mar-23) + 15.4% (Jun-23 vs. Jun-22) Paraguayan Guarani vs. BRL Jun-22 Mar-23 Jun-23 863.56 910.75 792.39 R$ 5.080 R$ 4.819 R$ 5.238 7.65 7.79 7.54 41.14 23.91 155.98 166.28 177.18 1,506 1,408 1,305 53.25 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Activities Abroad 29 Brazil Uruguay Argentina Chile Peru Paraguay Colombia Panama Mexico USA Bahamas Portugal Cayman Spain England Countries Employees Branches & CSBs ATMs Global Footprint Our business abroad focuses on the following activities: 1 Corporate & Investment Banking France 1 2 3 1 1 3 1 1 2 3 1 2 3 4 1 2 4 1 2 3 4 1 4 1 2 3 1 1 1 1 3 2 Asset Management 3 Private Banking 4 Retail Paraguay 1,468 71 145 Chile Argentina 5,130 179 152 99,864 4,081 42,400 Total 2,246 69 106 1,158 37 308 1,218 22 67 Uruguay ¹ 11,220 378 778 Colombia ² Latin America ³ 566 - - Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA’s 29 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay). Other countries Itaú Chile • Lower margin with clients due to settlement of the corporate loan portfolio and return on capital. • Higher margin with the market due to the volatility in exchange and interest rates. • Lower commissions and fees in investment banking and insurance services. • Lower cost of credit due to settlement of the wholesale loan portfolio and sale of portfolios. Itaú Argentina • Higher margin with clients due to higher volume and spread on deposits, in addition to higher return on capital. • Higher margin with the market, due to revenue from securities and derivatives. • Higher personnel expenses. Itaú Paraguay • Lower margin with the market due to foreign exchange derivatives. • Higher personnel expenses. Itaú Uruguay • Higher margin with clients due to higher volume and spread on deposits. • Lower margin with the market due to inflation-indexed bonds and futures. • Higher commissions and fees due to current account, foreign trade and credit card activities. • Lower cost of credit due to the downgrade of wholesale business clients in the 1Q23. Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept. Switzerland Latin America 4 (1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP. We present the countries, activities* and the total number of Itaú Unibanco employees. * Represents the totality of our operations abroad. In R$ millions (in constant currency) 2Q23 1Q23 D 2Q23 1Q23 D 2Q23 1Q23 D 2Q23 1Q23 D Operating Revenues 2,070 2,117 -2% 703 506 39% 380 381 0% 969 929 4% Managerial Financial Margin 1,747 1,749 0% 612 421 45% 274 277 -1% 655 631 4% Financial Margin with Clients 1,796 1,871 -4% 421 327 29% 231 224 3% 584 545 7% Financial Margin with the Market (49) (122) -60% 190 94 103% 43 53 -18% 70 85 -17% Commissions and Fees 323 368 -12% 92 86 7% 90 90 0% 314 298 5% Result from Insurance, Pension Plan and Premium Bonds - - - 0 0 - 16 14 18% - - - Cost of Credit (505) (596) -15% (11) (6) 89% (32) (35) -9% (102) (109) -6% Provision for Loan Losses (632) (671) -6% (9) (6) 49% (36) (36) 0% (73) (86) -16% Discounts Granted (3) (10) -70% (2) - - - - - (34) (31) 10% Recovery of Loans Written Off as Losses 130 85 53% 0 1 -57% 4 1 303% 4 8 -44% Retained Claims - - - - - - (2) (1) 45% - - - Other Operating Expenses (1,195) (1,185) 1% (377) (279) 35% (182) (171) 6% (430) (433) -1% Non-Interest Expenses (1,155) (1,147) 1% (301) (229) 31% (176) (167) 5% (429) (431) -1% Tax Expenses for ISS, PIS, COFINS and Other Taxes (41) (38) 8% (76) (50) 52% (6) (4) 43% (2) (2) 7% Income before Tax and Minority Interests 369 336 10% 316 222 42% 165 173 -5% 436 3 87 13% Income Tax and Social Contribution 73 143 -49% (130) (90) 45% (45) (48) -6% (127) (111) 14% Minority Interests in Subsidiaries ¹ (153) (161) -5% - - - - - - - - - Recurring Net Income 289 317 -9% 1 86 132 40% 120 125 -4% 309 2 76 12% Return on Average Equity - Annualized 10.2% 11.3% -1.2 p.p. 52.5% 43.9% 8.6 p.p. 28.2% 30.6% -2.4 p.p. 40.2% 38.5% 1.7 p.p. Efficiency Ratio 56.9% 55.2% 1.7 p.p. 47.9% 50.1% -2.2 p.p. 47.2% 44.5% 2.7 p.p. 44.3% 46.5% -2.2 p.p. Itaú Chile Itaú Argentina Itaú Paraguay Itaú Uruguay Luxembourg 1 1 2 3 4 1 2 4 3 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Additional Information Management Discussion & Analysis and Complete Financial Statements DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion &Analysis Comparison BRGAPP and IFRS Comparison between BRGAAP1 and IFRS 31 Disclosure of results for the second quarter of 2023, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. The complete consolidated financial statements under IFRS for the second quarter of 2023 are available at our website: www.itau.com.br/investorrelations. R$ million BRGAAP Adjustments and Reclassifications 2 IFRS BRGAAP Adjustments and Reclassifications 2 IFRS Jun/30/2023 Dec/31/2022 Total Assets 2,585,768 (151,560) 2,434,208 2,469,958 (148,892) 2,321,066 Cash, Compulsory Deposits and Financial Assets At Amortized Cost 3 4 6 1,732,930 (44,107) 1,688,823 1,736,284 (71,427) 1,664,857 (-) Provision for Expected Loss at Amortized Cost 5 (53,618) 1,681 (51,937) (53,125) 2,438 (50,687) Financial Assets at Fair Value Through Other Comprehensive Income 4 263,341 (128,846) 134,495 220,834 (93,968) 126,866 (-) Expected Loss at Fair Value Through Other Comprehensive Income 5 (2,200) 2,052 (148) (2,551) 2,433 (118) Financial Assets at Fair Value Through Profit or Loss 4 513,781 27,293 541,074 448,159 16,523 464,682 Insurance Contracts - 86 86 - 23 23 Tax Assets 7 74,462 (12,105) 62,357 71,050 (11,405) 59,645 Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets 57,072 2,386 59,458 49,307 6,491 55,798 Total Liabilities 2,407,344 (162,077) 2,245,267 2,300,223 (156,264) 2,143,959 Financial Assets at Amortized Cost 3 6 1,988,967 (148,548) 1,840,419 1,901,873 (146,375) 1,755,498 Financial Assets at Fair Value Through Profit or Loss 4 68,939 (708) 68,231 79,168 (1,660) 77,508 Provision for Expected Loss (Loan Commitments and Financial Guarantees) 5 3,817 55 3,872 3,552 132 3,684 Insurance and Private Pension Contracts 250,751 (982) 249,769 234,754 (1,628) 233,126 Provisions 20,141 (1) 20,140 19,476 (1) 19,475 Tax Liabilities 7 13,251 (5,891) 7,360 12,961 (6,188) 6,773 Other Liabilities 61,478 (6,002) 55,476 48,439 (544) 47,895 Total Stockholders' Equity 178,424 10,517 188,941 169,735 7,372 177,107 Non-controlling Interests 9,225 863 10,088 8,810 580 9,390 Total Controlling Stockholders' Equity 8 169,199 9,654 178,853 160,925 6,792 167,717 Balance Sheet 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion &Analysis Comparison BRGAPP and IFRS 32 Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. R$ million Stockholders Equity * Jun/30/2023 2nd Q/23 1st Q/23 2nd Q/22 1st H/23 1st H/22 BRGAAP - Values Attributable to Controlling Stockholders 169,199 8,478 8,179 7,436 16,657 14,179 (a) Expected Loss - Loan and Lease Operations and Other Financial Assets 2,469 (284) (283) (92) (567) (145) (b) Adjustment to Fair Value of Financial Assets (3,064) 592 (382) (632) 210 (1,253) (c) Criteria for Write-Off of Financial Assets 2,361 149 186 (19) 335 83 (d) Reversal for Amortization of Goodwill 3,562 150 144 182 294 264 (e) Adjustment to fair Value of Derivatives 1,681 (147) (257) 563 (404) 1,031 Other adjustments 2,645 (319) (231) (140) (550) (192) IFRS - Values Attributable to Controlling Stockholders 178,853 8,619 7,355 7,298 15,974 13,966 IFRS - Values Attributable to Minority Stockholders 10,088 310 179 312 489 596 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 188,941 8,929 7,534 7,610 16,463 14,562 * Events net of tax effects Reconciliation Result * Differences between IFRS and BRGAAP Financial Statements 9 More details in the Complete Financial Statements for the first half of 2023. (a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.9 (b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9. (c) Criterion for write-off of financial assets on IFRS considers the recovery expectative. (d) Reversal of the Amortization of Goodwill under BRGAAP. (e) Recognition of lhe fair value of derivative financial instruments that were used as a hedge instrument for hei d to maturity securities, which hedge accounting structure is not set forth in lhe IFRS. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Glossary Glossary 33 Operating Revenues The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Managerial Financial Margin The sum of the Financial Margin with Clients and the Financial Margin with the Market. Recurring Managerial Return on Average Equity – Annualized Obtained by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings. Recurring Managerial Return on Average Assets – Annualized Obtained by dividing the Recurring Managerial Result by the Average Assets. Coverage Ratio Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days. Efficiency Ratio Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Recurring Managerial Result per Share Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place. Dividends and Interest on Own Capital Net of Taxes Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity. Market Capitalization Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period. Tier I Capital Ratio The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets. Cost of Credit Composed of the Result from Loan Losses, Impairment and Discounts Granted. Executive Summary Managerial Financial Margin Financial margin with clients Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate. Financial margin with the market Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Credit Quality NPL Ratio (over 90 days) Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue. NPL Creation The balance of loans that became more than 90 days overdue during the quarter. Cost of Credit over Total Risk Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters. Mix of Products Change in the composition of credit risk assets between periods. Average asset portfolio Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods. Asset spreads Variations in the spreads on credit risk assets between periods. Annualized average rate of financial margin with clients Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Management Discussion & Analysis Glossary 34 Credit Portfolio Loan-to-Value Ratio of the financing amount to the value of the underlying real estate. Funding Loan Portfolio over Gross Funding Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period. Currency Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency. Capital, Liquidity and Market Indicators Value at Risk (VaR) A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive. Common Equity Tier I The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments. Additional Tier I Capital Consists of instruments of a perpetual nature, which meet the eligibility requirements. Tier I Capital The sum of the Common Equity Tier I and the Additional Tier I Capital. Tier II Capital Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements. Total Capital The sum of the Tier I and Tier II Capital. Total Risk Weighted Assets Consists of the sum of the portions related to the credit risk exposure (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capital requirement (RWAOPAD). Results from Insurance, Pension Plan and Premium Bonds Underwriting Margin The sum of earned premiums, retained claims and selling expenses. Combined Ratio The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums. Activities with the Market + Corporation The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares. Retail Business Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. Wholesale Business Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients. Results by Business Segment DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and its Subsidiaries Report of independent auditors on supplementary information included in the management discussion and analysis report at June 30, 2023 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E (A free translation of the original in Portuguese) 2 of 2 PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br Report of independent auditors on supplementary information To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of June 30, 2023, on which we issued an unmodified audit report dated August 7, 2023, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the half-year ended at June 30, 2023. Scope of the review We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2023, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. São Paulo, August 7, 2023 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Ltda. Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Management Report 1H23 Highlights of the first half of 2023 Key indicators and ratios of our performance from January to June 2023 over the same period of the previous year: Our culture is the driving force behind the transformations of our organization. Based on it we are making the operational and technological changes necessary to have the client increasingly at the center of everything we do. Our goal is to meet all their needs in their relationship with the bank. Check out the participation of the co-chairmen of our Board of Directors and Executive Committee in Itaú Day, our 100% digital meeting held in June, in which we detailed our results and the evolution of our strategic objectives. Access the full content on our website. 1 Performance 1H23 x 1H22 Financial Margin with Clients R$ 49.0 billions Efficiency Ratio Tier 1 Capital 2 16.5% 150 bps 100 bps Recurring Managerial Result R$17.2 billions 1H22 14.2% Credit Portfolio1 R$1.2 trillion 1H22 6.2% 1H22 30 bps The total credit portfolio expanded 6.2%. In Brazil, the expansion was 6.7% and occurred in all segments: 8.9% in individuals, 4.4% in very small, small and middle market loans and 5.4% in corporate loans. The positive effect of the growth in the portfolio, in addition to the positive impact of the interest rate on our working capital and liabilities’ margin , resulted in a growth of 16.5% in the financial margin with clients. In the other direction, we had experienced an increase in the cost of credit related to the expansion of the retail business credit portfolio in Brazil. The increase in commissions and fees was due to the higher transaction volume from cards, both in issuance and in acquiring. An increase of 14.1% in the result from insurance, pension plan and premium bonds, associated with the positive growth in earned premiums and revenue from premium bonds. Non-interest expenses rose by 8.2% in Brazil, while our efficiency ratio accumulated in 12 months was 40.5% in the consolidated and 38.4% in Brazil, both at the lowest level of the historical series. ROE Recurring Managerial 20.8% 39.7% 13.6% (1) Includes financial guarantees provided and corporate securities. (2) Considering regulatory changes, as of July 1, 2023 our pro forma Tier 1 capital ratio would be 14.7%. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E 2 We present below the key indicators comprising our results: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3) The return is calculated by dividing the Net Income by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (4)Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. In R$ billions (except where indicated) Income information 1H23 1H22 Variation Operating Revenues1 76.3 Managerial Financial Margin Financial Margin with Clients Financial Margin with the Market Commissions and Fees Revenues from Insurance, Pension Plans and Premium Bonds Cost of Credit Non-interest Expenses Recurring Managerial Result Net Income Recurring Managerial Return on Annualized Average Equity2 Return on Annualized Average Equity3 Shares 1H23 1H22 Variation Net Income per Share - Basic - R$ Book Value per Share - R$ (Outstanding on 06/30) Dividends and Interest on Own Capital net of Taxes per Share - R$ Average Financial Daily Trading Volume B3 (ON+PN) NYSE (ADR) Market Capitalization4 68.3 11.7% 50.7 43.7 16.0% 49.0 42.0 16.5% 1.7 1.7 3.5% 20.7 20.3 2.2% 4.9 4.3 12.7% (18.5) (14.5) 27.8% (28.1) (26.1) 7.5% 17.2 15.0 14.2% 16.7 14.2 17.5% 20.8% 20.5% 30 bps 20.2% 19.4% 80 bps 1.70 1.45 17.5% 17.27 15.37 12.3% 0.54 0.35 53.8% 1.6 2.1 -26.0% 0.9 0.9 -8.6% 0.7 1.2 -40.0% 279.5 222.6 25.6% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Customer service: we are achieving increasing satisfaction scores by accelerating our digital transformation and driving our strategy through data. We have become a digital organization, with an increasing interaction of our customers through digital channels and higher satisfaction rates. In addition, we have seen lower costs in service operations, which demonstrates our potential for economies of scale. engagement and intensive use of channels 80% increase in the volume of customer interactions over the last 3 years digital transformation 92% share of inbound service on digital channels customer satisfaction 71 NPS points, an increase of 9 points compared to 2020. 52% reduction in unit cost 3 We demystified credit by giving an overview of the customer’s credit situation in our application We have made available in our application the Credit Profile, a functionality that concentrates transparent information about credit decisions. In this way, we provide transparency about the client’s credit context and their relationship with the market, enabling more informed decision making and building healthy access to credit. We lauched a loan insurance to offer more peace of mind when buying a vehicle With the new product of icarros, our mobility marketplace, in addition to protection in the payment of debts or amortization, we offer the customer assistance such as locksmith, tow truck and tire repairer. Initiatives We have made it possible for more than 1 million companies to use balances from other banks to make payment initiation (Pix) We now offer payment initiation for small and medium-sized corporate clients. The functionality, which has been available to ours individual clients since December 2022, is now available to corporate clients, who gain a simplified journey to transact with their balances allocated in other institutions through a single channel, the Itaú Empresas application. Know more Know more Know more DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E We launched “Gestão Integrada” (Integrated Management), a financial and accounting management solution In a partnership between Itaú BBA and Accountfy, a technology company hosted in Cubo Itaú, we present Gestão Integrada, a platform that consolidates, automates and transforms management data into information for strategic decision making. With it, we give clients an easier and more transparent view of their companies’ financial health, enabling them to make better decisions. We started to carry out credit derivatives transactions in Brazil We worked to carry out a transaction on the first day that B3 started accepting the registration of the instrument. We believe it will be important to help the development of the country’s credit and capital markets. We enabled unprecedented financing conditions in the Brazilian agricultural market We have launched an unprecedented type of financing for agricultural machinery for Brazilian farmers, who can purchase their agricultural equipment at Maqcampo, through a partnership with Itaú BBA. The payment can be made in a transaction with delivery in soybeans, in up to 5 years, in addition to fixing the price of the commodity over the period. Know more Know more Know more We created the Bioinsumos line, which encourages the commercialization and use of this category of inputs in production systems As part of our ESG strategy and aiming to stimulate the adoption of new technologies by our clients towards an even more efficient agriculture and cattle-raising in carbon emissions, we launched the Bioinsumos line, a partnership between Itaú BBA and Agrivalle. Know more We launched a campaign to democratize the insurance culture in Brazil Our proposal with this campaign is to disseminate and make the insurance culture accessible in Brazil. The initiative is part of a broad communication project with which we seek to take information about the use of products in a simple, fun, and objective way. Know more (in Portuguese only) 4 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Awards and Recognition 5 Our CEO, Milton Maluhy, received the award for best CEO in the financial sector at the 23rd edition of the “Executivo de Valor” award. We were recognized in the July edition of The Banker magazine, from the Financial Times Group, in first place in the ranking of the Best Banks in Brazil and in third place in the listing of the Best Performing Banks in Brazil. 1st place in the Institutional Investor For the second year in a row, we won first place in all categories (including the new "Best Board of Directors" category) for Latin America in the annual ranking of Institutional Investor, one of the world's most respected financial publications. The award listens to analysts, investment managers and executives of financial institutions globally to define the winners and demonstrates the commitment to transparency and reliability on the information disclosed by recognized institutions and, at the same time, their openness to listen to their shareholders and anticipate their needs. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E 6 Access the Material Fact Access the Annoucement to the Market of 05.29.2023 Access the Annoucement to the Market of 07.10.2023 Increased shareholding in Banco Itaú Chile We received the last pending regulatory authorization to increase its shareholding in Banco Itaú Chile (“Itaú Chile” - formerly named Itaú Corpbanca). Therefore, we will move forward with the proposed voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Itaú Chile. We hereby inform that the holders of shares that represent approximately 1.07% of its total capital stock, have tendered them in the voluntary offer held concurrently in Chile and in the United States between June 6th, 2023, and July 5th, 2023. After the settlement of the tender offers, we hold, directly or indirectly, shares representing 66.69% of Banco Itaú Chile’s total capital stock. Payment of Interest on Equity We inform the Board of Directors approval, on June 7th, 2023, the payment of interest on capital to stockholders, in the amount of R$0.2663 per share, with income tax withholding at a rate of 15%1, resulting in net interest of R$0.226355 per share, which will be paid on August 25th , 2023, based on the final stockholding position recorded on June 19th, 2023, with their shares traded ex-rights starting June 20th, 2023. The interest on capital already declared on March 13th, 2023, in the net amount of R$0.2227 per share, will also be paid in August 25th , 2023. (1) Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Re-election of members of the Board of Directors On April 25th, 2023, we held our Annual General Stockholders' Meeting in a fully digital format and, among other matters, approved the re-election of the 12 members of our Board of Directors. As of 2023, CVM (Securities and Exchange Commission of Brazil) has required a minimum number of independent members on the Board of Directors of publicly-held companies, corresponding to 20% of the total number of directors (CVM Resolution No. 168/22). This practice was already adopted by us in our bylaws, which provide that at least one third of the members of the Board must be independent. Of the 12 members elected at the April 25th, 2023, Meeting, 5 are independent, which represents a percentage of 41%. Constitution of Joint Venture - Totvs Techfin S.A. On April 12th, 2022, we entered into an agreement with TOTVS to establish a joint venture, preliminarily called Totvs Techfin S.A., which will combine technology and financial solutions, adding the complementary expertise of the partners to offer corporate customers, in an agile and integrated way, the best experiences of contracting products directly on the platforms already offered by TOTVS. TOTVS will contribute the assets of its current TECHFIN operation to the company of which we will become partners with a 50% stake in the share capital, with each partner being able to appoint half of the members of the Board of Directors and the Executive Board. For the participation, we will pay TOTVS the amount of R$610 and, as a complementary price ("earn-out"), we will pay up to R$450 after five years upon the achievement of goals aligned with growth and performance objectives. In addition, we will contribute with the funding commitment for current and future operations, credit expertise and new product development at TECHFIN. The effective acquisition and financial settlement took place on July 31st, 2023 after the necessary regulatory approvals. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E 7 Acknowledgements_ We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors on August 07, 2023). DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Corporativo | Interno Corporativo | Interno 20 2Comp3lete financial statements in BRGAAP June 30, 2023 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. BOARD OF DIRECTORS Co-Chairmen Pedro Moreira Salles Roberto Egydio Setubal Vice President Ricardo Villela Marino Members Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Candido Botelho Bracher Cesar Nivaldo Gon Fábio Colletti Barbosa Frederico Trajano Inácio Rodrigues João Moreira Salles Maria Helena dos Santos Fernandes de Santana Pedro Luiz Bodin de Moraes AUDIT COMMITTEE Chairman Maria Helena dos Santos Fernandes de Santana Members Alexandre de Barros Fernando Barçante Tostes Malta Luciana Pires Dias Ricardo Baldin Rogério Carvalho Braga FISCAL COUNCIL Chairman Gilberto Frussa Members Eduardo Hiroyuki Miyaki lgor Barenboim 1) Group Head oi lnvestor Relations and Market lntelligence. Accountant Arnaldo Alves dos Santos CRC 1 SP210058/O-3 BOARD OF EXECUTIVE OFFICERS Chief Executive Officer and Member of the Executive Committee Milton Maluhy Filho Officers and Members of lhe Executive Committee Alexandre Grossmann Zancani Alexsandro Broedel Lopes André Luís Teixeira Rodrigues Carlos Fernando Rossi Constantino Carlos Orestes Vanzo Flavio Augusto Aguiar de Souza José Virgílio Vita Neto Marina Fagundes Bellini Matias Granata Pedro Paulo Giubbina Lorenzini Ricardo Ribeiro Mandacaru Guerra Sérgio Guillinet Fajerman Officers Adriano Cabral Volpini Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare Daniel Sposito Pastore Emerson Macedo Bortoloto Eric André Altafim José Geraldo Franco Ortiz Junior Lineu Carlos Ferraz de Andrade Luciana Nicola Schneider Maira Blini de Carvalho Mário Newton Nazareth Miguel Paulo Sergio Miron Renato Barbosa do Nascimento Renato da Silva Carvalho Renato Lulia Jacob < 1 > Rubens Fogli Netto Tatiana Grecco Teresa Cristina Athayde Marcondes Fontes DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO S.A. Chief Executive Officer and Member of the Executive Committee Milton Maluhy F ilho Officers and Members of the Executive Committee Alexandre Grossmann Zancani Alexsandro Broedel Lopes André Luís Teixeira Rodrigues Carlos Fernando Rossi Constantin i Carlos Orestes Vanzo F lávio Augusto Aguiar de Souza José Virgílio Vila Neto Marina Fagundes Bellini Matias Granata Ricardo Ribeiro Mandacaru Guerra Officers Adriana Maria dos Santos Adriano Cabral Volpini Adriano Tchen Cardoso A lves Alessandro Anastasi Alexandre Borin Ribeiro Álvaro de Alvarenga Freire Pimentel Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare André Maurício Geraldes Martins Andrea Carpes Blan= Antonio Rafael de Souza Atilio Luiz Magila Albiero Junior Badi Maani Shaikhzadeh Beatriz Couto Dellevedove Bernardi Bruno Bianchi Bruno Machado Ferreira Caio Barbosa Lima Moreno Carlos Augusto Salamonde Carlos Eduardo de Almeida Mazzei Carlos Eduardo Mori Peyser Carlos Henrique Denegá Aidar Cintia Carbonieri Fleury de Camargo Claudio César Sanches Cláudio José Coutinho Arromatte Cristiano Guimarães Duarte Cristina Gouveia Aguiar Danie l Nascimento Goretti Daniel Sposito Pastore Eduardo Cardoso Armonia Eduardo Corsetti Eduardo Coutinho de Oliveira Amorim Eduardo Nogueira Domeque Eduardo Queiroz Trac anella Eric André Altafim Estevão Carcioffi Lazanha Fábio Horta Motta Marques da Costa Fábio Napoli Fabio Rodrigo Villa Fabrício Dore de Magalhães Felipe Piccoli Aversa Felipe Sampaio Nabu= Felipe Weil Wilberg Fernando Della Torre Chagas Fernando Kontopp de Oliveira Fernando Mattar Bey ruti Fernando Silva Dias de Castro Officers (continued) Flavio Ribeiro lglesias Gabriel Guedes Pinto Teixeira Gabriela Rodrigues Ferreira Guilherme Pessini Carvalho Guilherme Luiz Bressane Gomes Gustavo Andres Gustavo Trovis= Lopes João Carlos do Amaral dos Santos João Filipe Fernandes da Costa Araujo José de Castro Araújo Rudge Filho José Geraldo Fran= Ortiz J u nior Laila Regina de Oliveira Pena de Antonio Leandro Alves Leandro Ro berto Dominiquini Lineu Carlos Ferraz de Andrade Luciana Nicola S chneider Luís Eduardo Gross Siqueira C unha Luiz Felipe Monteiro Arc uri Trevisan Maira Blin i de Carvalho Marcelo Bevilacqua Gambarini Márc io Luís Domingues da Silva Marcos Alexandre Pina Cavagno li Marcus Viana de Gusmão Maria Estela Castanheira Saab Caiubi Novaes <1> Mário Lúcio Gurgel Pires Mario Magalhães Carvalho Mesquita Mário Newton Nazareth Miguel Michel Cury Chain Michele Maria Vita Milena de Castilho Lefon Martins Moisés João do Nascimento Odacir José Fernandes Peixoto Paula Magalhães Cardoso Neves <2> Pedro Barros Barreto Fernandes Pedro Campos Bias Fortes Rafael Bastos Heringer Renata Cristina de Oliveira Renato Cesar Mansur Renato da Silva Carvalho Renato Giongo Vichi Renato Lulia Jacob Ricardo Nuno Delgado Gonçalves Rita Rodrigues Ferreira Carvalho Roberta Anchieta da Silva Rodrigo André Leiras Carneiro Rodrigo Eduardo de Faria Penteado (1) Rodrigo Jorge Dantas de Oliveira Rodrigo Rodrigues Baia Rogerio Vasconcelos Costa Rubens Fogli Netto Sandra Cristina Mischiatti Lancellotti Tatiana Grec= Tatyana Montenegro Gil Teresa Cristina Athayde Marcondes Fontes Thales Ferreira Silva Thiago Luiz Chamei Ellero Valéria Aparecida Marretto Vinicius Santana <3 > Wagner Bettini Sanches 1 ) Elected at lhe E xtraordinary General Stockholders· Meeting of July 07, 2023, in phase of approval by BACEN. 2 ) Resignation recorded of Officer on July 07, 2023. 3 ) Elected at lhe E xtraordinary General Stockholders· Meeting of August 04, 2023, in phase of approval by BACEN. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (ln mil/ians of reais) Assets Current and Non-current assets Cash lnterbank investments Money market Money market and lnterbank deposits - asseis guaranteeing technical provisions lnterbank deposits Securities and derivative financial instruments Own portfolio Subject to repurchase commitments Pledged in guarantee Securities under resale agreements with free movement Deposited with lhe Central Bank of Brazil Derivative financial instruments Asseis guaranteeing technical provisions lnterbank accounts Pending settlement Central Bank of Brazil deposits National Housing System (SFH) Correspondents lnterbranch accounts Loan, lease and other credit operations Operations with credit granting characteristics (Provision for loan lasses) Other receivables Current tax asseis Deferred lax asseis Sundry Other assets Asseis held for sale (Valualion allowance) Uneamed reinsurance premiums Prepaid expenses Permanent assets lnvestments Associates and joint venlures Olher investmenls (Allowance for lasses) Real estate Fixed asseis Olher fixed asseis (Accumulaled deprecialion) Goodwill and lntangible assets Goodwill lntangible asseis (Accumulaled amortization) Total assets The accompanying notes are an integral part of these financial statements. Note 2c lV, 4 8b 2c V, 2c VI, 5 8b 6 2cVII 2cVIII 11 b 1 10a 2clX 2c IX, 10c 2c X 2c XI, 13 2c XII, 2c XIII, 14 06/30/2023 12/31/2022 2,548,077 2,431 ,957 30,636 35,381 267,688 279,609 211,552 218,147 2,827 1,981 53,309 59,481 932,301 834,553 345,176 309,356 158,678 108,082 54,534 44,627 50,882 58,975 201 72,773 78,341 250,057 235,172 211 ,370 184,125 74,603 68,346 136,749 11 5,748 1 13 17 18 17 49 843,565 853,063 897,183 906,188 (53,618) (53,125) 257,597 240,873 11,202 10,799 63,484 60,464 182,911 169,610 4,903 4,304 674 665 (238) (263) 25 28 4,442 3,874 37,691 38,001 12,418 13,216 6,298 5,912 6,127 7,311 (7) (7) 7,124 7,063 4,948 4,887 17,256 16,802 (15,080) (14,626) 18,149 17,722 1,094 592 41 ,415 39,412 (24,360) (22,282) 2,585,768 2,469,958 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (ln millions of reais) Liabilities and stockholders' equity Current and Non-current liabilities Deposits Demand deposits Savings deposits lnterbank deposits Time deposits Other deposrts Deposits received under securities repurchase agreements Own portfolio Third-party portfolio Free portfolio Funds from acceptances and issuance of securities Real estale, mortgage, credit and similar notes Foreign loans through securities Funding from structured operations certificates lnterbank accounts Pending settlement Correspondents lnterbranch accounts Third-party funds in transit Internai transfer of funds Borrowing and onlending Borrowing Onlending Derivative financial instruments Technical provision for insurance, pension plan and premium bonds Allowance for financial guarantees provided and loan commitments Provisions Other liabilities Current tax liabilities Deferred tax liabilities Subordinated debt Sundry Total stockholders' equity of controlling shareholders Capital Capital reserves Revenue reserves Other comprehensive incarne (Treasury shares) Non-controlling interests Total stockholders' equity Total liabilities and stockholders' equity The accompanying notes are an integral part of these financial statements. Note 2c IV, 7b 2c IV, 7c 2c IV, 7d 2c IV, 7e 2c VI, Sf 2c XV, Ba 6c 9b 2c XVI, 2cXVII I, 11c 11b li 71 10d 15 2cV, 2c VI 15e 06/30/2023 12/31/2022 2,407,344 2,300,223 923,281 871 ,438 114,061 11 7,587 174,464 179,764 7,787 4,894 620,223 564,215 6,746 4,978 343,474 320,517 153,427 100,488 112,798 144,716 77,249 75,313 289,836 256,495 215,238 181,580 66,942 70,594 7,656 4,321 83,805 82,482 81 ,076 82,254 2,729 228 13,175 11,685 13,168 11 ,683 7 2 102,436 115,441 90,335 103,585 12,101 11 ,856 68,027 78,512 253,994 238,070 3,716 3,465 17,098 16,580 308,502 305,538 11,064 10,657 5,229 5,199 44,184 54,540 248,025 235,142 169,199 160,925 90,729 90,729 2,270 2,477 86,900 76,600 (10,591) (8,810) (109) (71) 9,225 8,810 178,424 169,735 2,585,768 2,469,958 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of lncome (ln miffions of reais, except for number of shares and earnings per share information) lncome related to financial operations Loan, lease and other credit operations Securities, derivative financial instruments and other Financial income related to insurance, pension plan and premium bonds operations Foreign exchange operations Compulsory deposrts Expenses related to financial operations Money market Financial expenses on technical provisions for insurance, pension plan and premium bonds Borrowing and onlending lncome related to financial operations before Joan losses Result of provision for Joan losses Expenses for provision for loan losses lncome related to recovery of credits written off as loss Gross income related to financial operations Other operating revenues / (expenses) Commissions and banking fees Result from insurance, pension plan and premium bonds operations Personnel expenses Other administrative expenses Provision expenses Provision for lawsuits civil Provison for labor claims Provison for tax and social security obligations and Other risks Tax expenses Equity in earnings of associates, joint ventures and other investments Other operating revenues Other operating expenses Operating income Non-operating income lncome before taxes on income and profit sharing Jncome tax and social contribution Due on operations for lhe period Relaled to temporary differences Profit sharing - Management Members - Statutory Non-controlling interests Netincome Earnings per share - Basic Common Preferred Earnings per share - Diluted Common Preferred Weighted average number of outstanding shares - Basic Common Preferred Weighted average number of outstanding shares - Diluted Common Preferred The accompanying notes are an integral part of these financial statements. Note 6 10e 1 Of 10g 9b 2c XVIII, 11a li 10h 3 2cXVlll, 11al 16b 15e 18 18 18 18 01/01 to 01 /01 to 06/30/2023 06/30/2022 134,331 91,442 64,303 52,942 49,720 25,264 14,440 9,734 (245) (897) 6,113 4,399 (87,809) (50,757) (74,964) (43,056) (14,003) (9,609) 1,158 1,908 46,522 40,685 (16,265) (13,447) (18,504) (14,642) 2,239 1,195 30,257 27,238 (9,897) (8,537) 23,446 23,012 2,597 2,225 (13,953) (13,502) (12,239) (10,936) (2 ,344) (1,844) (819) (397) (1,317) (1,183) (208) (264) (5,056) (4 ,687) 407 230 2,820 2,435 (5,575) (5,470) 20,360 18,701 39 640 20,399 19,341 (3,220) (4,497) (6,350) (4,822) 3,130 325 (139) (121) (383) (544) 16,657 14,179 170 1.45 170 1.45 1.69 1.44 1.69 1.44 4,958,290,359 4,958,290,359 4,837,567,276 4,838,833,377 4,958,290,359 4,958,290,359 4,891,767,691 4,875,507,563 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive lncome (ln mil/ians of reais) Consolidated net income Financial asseis available for sale Change in fair value Tax effect (Gains) / lasses transferred to income statement Tax effect Hedge Cash flow hedge Change in fair value Tax effect Hedge of net investment in foreign operation Change in fair value Tax effect Remeasurements oi liabilities for post-employment benems (' ) Remeasurements Tax effect Foreign exchange variation in foreign investments Total other comprehensive income Total comprehensive income Comprehensive income attributable to the owners of the parent company Comprehensive income attributable to non-controlling interests 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part oi these financial statements. Note 51V 51V 19 01/01 to 01/01 to 06/30/2023 06/30/2022 17,040 14,723 32 (668) (1,081) (1,783) 505 666 1,106 817 (498) (368) 320 (218) 147 (273) 276 (461) (129) 188 173 55 334 131 (161) (76) (13) (6) (24) (11) 11 5 (2,120) (2,728) (1 ,781) (3,620) 15,259 11 ,103 14,876 10,559 383 544 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders' Equity (ln mil/ians of reais) Attributed to owners of lhe parent company Other comprehensive income Total Total stockholders' stockholders' Note Treasury Capital Revenue Available for sale Remeasurements Conversion Gains and Retained equity - owners equity- non Total Capital shares reserves reserves securities of liabilities of post- adjustments of losses - earnings of lhe parent controlling Adjustments 111 employment foreign Hedge 121 company interests benefits investments Total - 01/01/2022 90,729 (528) 2,247 57,058 (2,263) (1,486) 6,010 (7,213) 144,554 11,022 155,576 Transactions with owners 457 (162) 295 (1,230) (935) Result of delivery of treasury shares 15 457 64 521 521 Recognition of share-based payrnent plans (226) (226) (226) (lncrease) / Decrease to the owners of the parent cornpany 15 (1,230) (1,230) Corporate reorganization 2cXIV, 3 (787) (787) (787) other 111-- (20) (20) (20) Unclairned dividends and lnterest on capital 79 79 79 Total cornprehensive incarne (668) (6) (2,728) (218) 14,179 10,559 544 11,103 Consolidated net incarne 14,179 14,179 544 14,723 other cornprehensive incarne (668) (6) (2,728) (218) (3,620) (3,620) Appropriations Legal reserve 723 (723) Statutory reserves 9,494 (9,494) Dividends (301) (301) lnterest on capital (4,041) (4,041) (4,041) Total - 06/30/2022 15 90,729 (71) 2,085 66,468 (2,931) (1,492) 3,282 (7,431) 150,639 10,035 160,674 Change in lhe period 457 (162) 9,410 (668) (6) (2,728) (218) 6,085 (987) 5,098 Total - 01/01/2023 90,729 (71) 2,477 76,600 (3,019) (1,520) 2,984 (7,255) 160,925 8,810 169,735 Transactions with owners (38) (207) (245) 419 174 Acquisition of treasury shares 15 (689) (689) (689) Result of delivery of treasury shares 15 651 (7) 644 644 Recognition of share-based payrnent plans (200) (200) (200) (lncrease) / Decrease to the owners of the parent cornpany 15 419 419 Corporate reorganization 2cXIV, 3 (190) (190) (190) Unclairned dividends and lnterest on capital 47 47 47 Total cornprehensive incarne 32 (13) (2,120) 320 16,657 14,876 383 15,259 Consolidated net incarne 16,657 16,657 383 17,040 other cornprehensive incarne 32 (13) (2,120) 320 (1,781) (1,781) Appropriations Legal reserve 818 (818) Statutory reserves 9,672 (9,672) Dividends (387) (387) lnterest on capital (6,214) (6,214) (6,214) Total - 06/30/2023 15 90,729 (109) 2,270 86,900 (2,987) (1,533) 864 (6,935) 169,199 9,225 178,424 Change in lhe period (38) (207) 10,300 32 (13) (2,120) 320 8,274 415 8,689 1) lncludes the share in Other Comprehensive lncome of lnvestments in Associates and Joint Ventures related to Available for sale securities. 2) lncludes Cash flow hedge and hedge of net investment in foreign operation. 3) lncludes the effects oi the adoption oi CMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these financial statements DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (ln mil/ians of reais) Adjusted net income Net incarne Adjustrnents to net incarne: Share-based payrnent Effects of changes in exchange rates on cash and cash equivalents Provision for loan lasses Incarne frorn interest and foreign exchange va riation frorn operations with subordinated debt Change in technical provisions for insurance, pension plan and prerniurn bonds Depreciation and arnortization Expense frorn update / charges on lhe provisions for lawsuits civil, labor clairns, tax and social security lawsuits and other risks Provisions for lawsuits civil , labor clairns, tax and social security lawsuits and other risks Revenue frorn update / charges on deposits in guarantee Deferred taxes (excluding hedge tax effects) Equity in earnings of associates, j oint ventures and other investrnents Incarne frorn foreign exchange and incarne related to available for sale securities Incarne frorn foreign exchange and incarne related to held to rnaturity securities Incarne frorn sale of available for sale financial asseis Incarne frorn sale of investrnents, asseis held for sale and fixed asseis Incarne frorn non-controlling interests Other Change in assets and liabilities (lncrease) / decrease in assets lnterbank investrnents Securities and derivalive financial instrurnents (asseis / liabllilies) Cornpulsory deposits with lhe Central Bank of Brazil lnterbank and interbranch accounts (asseis / liabi lities) Loan, lease and other credit operations Other receivables and other asseis (Decrease) / increase in liabilities Deposits Deposits received under securities repurchase agreernents Funds frorn acceptances and issuance of securities Borrowing and onlending Technical provision for insurance, pension plan and prerniurn bonds Provisions and Other liabilities Payrnent of incarne tax and social contribution Net cash provided by / (used in) operating activities Div idends / lnterest on capital received frorn associates and joint ventures Funds received frorn sale of available for sale securities Funds received frorn redernption of held to rnaturity securities (Purchase) / Disposal of Held for sale securities Disposal of lnvestrnents Disposal of Fixed asseis Terrnination of lntang ible assei agreernents (Purchase) of Available for sale securities (Purchase) of Held to rnaturity securities (Purchase) of lnvestrnents (Purchase) of Fixed asseis (Purchase) of lntangible asseis Net cash provided by / (used in) investing activities Subordinated debt obligations redernptions Change in non-controlling interests Acquisition of treasury shares Resu lt of delivery of treasury shares Dividends and interest on capital paid to non-controlling interests Div idends and interest on capital paid Net cash provided by / (used in) financing activities Net increase / (decrease) in cash and cash equivalents Cash and cash equivalents at lhe beginning of lhe period Effects of changes in exchange rates on cash and cash equivalents Cash and cash equivalents at lhe end ofthe period Cash lnterbank deposits Money rnarket - Collateral held The accompanying notes are an integral part oi these financial statements. Note 6c 9b 9b 9b 15e 3 14 15a 2c Ili 01/01 to 06/30/2023 48,027 16,657 31 ,370 (142) 9 ,116 18,504 1,252 7 ,286 3 ,260 541 2 ,141 (460) (831) (407) (8 ,724) (1,683) 1,106 2 383 26 19,606 33,268 (75 ,973) (2 1 ,001) {3 ,399) {9 ,296) 18,335 51 ,843 22,957 33,341 (13,005) 8 ,156 (20 ,622) {4 ,998) 67,633 250 7 ,401 22,158 266 1,257 61 58 (42 ,596) {9 ,877) (249) (973) {2 ,999) (25,243) (11,608) 419 (689) 586 (387) {4 ,993) (16,672) 25,718 85,183 {9 ,116) 101,785 30,636 7 ,073 64,076 01/01 to 06/30/2022 63,410 14,179 49,231 (158) 30,615 14,642 (549) 5 ,538 2 ,714 769 1,849 (534) 257 (230) (5,651) (2 ,008) 817 (3) 544 619 23,820 23,043 (16 ,698) {7,759) 14,211 (53 ,520) (6 ,735) (21 ,679) (8 ,485) 62,293 23,007 1,066 18,805 (3 ,729) 87,230 39 13,278 5 ,966 184 390 22 6 (34 ,437) (19 ,327) (7 ,601) (853) (2 ,963) (45,296) (8 ,705) (1 ,230) 453 (301) (3 ,229) (13 ,012) 28,922 91 ,925 (30 ,615) 90,232 33,839 6 ,197 50,196 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (ln mil/ians of reais) lncome Financial operations Commissions and Banking Fees Result from insurance, pension plan and premium bonds operations Result from loan lasses Other Expenses Financial operations Other Inputs purchased from third parties Third-Party and Financial System Services, Security, Transportation and Travei expenses other Data processing and telecommunications Advertising, promotions and publication lnstallations and Materia is Other Gross added value Depreciation and amortization Net added value produced by the company Added value received through transfer - Results of equity method Total added value to be distributed Distribution of added value Personnel Direct compensation Benefits FGTS - government severance pay fund Taxes, fees and contributions Federal Municipal Return on third parties' capital - Rent Return on capital Dividends and interest on capital Retained earnings attributable to controlling shareholders Retained earnings attributable to non-controlling shareholders The accompanying notes are an integral part of these financial statements. Note 10e 6 10g 10g 10g 10g 01/01 to 01/01 to 06/30/2023 06/30/2022 149,267 106,889 136,630 92,024 23,446 23,012 2,597 2,225 (16,265) (13,447) 2,859 3,075 (94,411) (56,888) (87,809) (50,757) (6,602) (6,131) (9,038) (8,279) (3,942) (3 ,677) (5,096) (4 ,602) (2,429) (1,963) (893) (773) (1,108) (1,139) (666) (727) 45,818 41,722 (2,529) (2,031) 43,289 39,691 407 230 43,696 39,921 43,696 39,921 13,635 13,251 10,909 10,003 2,112 2,774 614 474 12,349 11 ,321 11,474 10,474 875 847 672 626 17,040 14,723 6,214 4,041 10,443 10,138 383 544 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Balance Sheet (ln miffions of reais) Assets Current and Non-current assets Cash lnterbank investments Money market 1 nterbank deposits Securities and derivative financial instruments Own portfolio Derivative financial instruments lnterbranch accounts Loan, lease and other credit operations Operations with credil granting characteristics (Provision for loan lasses) Other receivables Current tax asseis Deferred tax asseis Incarne receivable Deposits in guarantee for contingent, provisions and legal obrigations Sundry Other assets Asseis held for sale (Valualion allowance) Prepaid expenses Permanent assets lnvestments Subsidiaries Real estate Other fixed asseis (Accumulaled depreciation) lntangible assets lntangible asseis (Accumulaled amortization) Total assets Liabilities and stockholders' equity Current and Non-current liabilities Deposits Demand deposrts 1 nterbank deposits Other deposits Deposits received under securities repurchase agreements Free portfolio Funds from acceptances and issuance of securities Real estale, mortgage, credit and similar notes Foreign loans through securities lnterbank accounts Pending settlement Borrowing and onlending Onlending Allowance for loan commitments Provisions Other liabilities Current tax liabilities Deferred tax liabilities Social and statutory Subordinated debl Sundry Stockholders' equity Capital Capital reserves Revenue reserves Other comprehensive incarne (Treasury shares) Total liabilities and stockholders' equity Note 2c IV,4 2c V , 2cVI, 5 6 2c V II 2c VIII 11b 1 2clX 2c X, 12 2cXI 2c XIII 2clV 2clV 2c IV, 7d 2clV 6c 2c XVI, 2c XV III, 11c 11b li 7f 15 2c V, 2c V I 06/30/2023 12/31/2022 222,972 216,151 2,543 717 55,966 54,227 32,732 13,281 23,234 40,946 1,369 1,212 1,119 1,185 250 27 15 47 132,634 131,978 146,738 146,013 (14,104) (14,035) 29,936 27,279 3 ,992 3 ,769 14,256 12,025 5 ,313 6 ,318 1,837 1,830 4 ,538 3 ,337 509 691 51 55 (8) (8) 466 644 173,371 165,005 172,963 164,561 172,963 164,561 4 4 14 14 (10) (10) 404 440 3 ,276 3 ,317 (2 ,872) (2 ,877) 396,343 381,156 225,766 219,056 77,884 76,202 130 269 77,754 75,917 16 18,980 18,980 4,033 8,525 1,004 3 ,029 8 ,525 50,334 53,510 50,334 53,510 48 48 551 517 1,131 1,106 72,853 79,148 2 ,137 1,187 711 806 4 ,795 4 ,465 36,593 46,929 28,617 25,761 170,577 162,100 90,729 90,729 2 ,270 2 ,477 85,111 75,103 (7,424) (6 ,138) (109) (71) 396,343 381,156 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Statement of lncome (ln mil/ians of reais, except for number of shares and eamings per share information) lncome related to financial operations Loan, lease and other credit operations Securities, derivative financial instruments and other Foreign exchange operations Expenses related to financial operations Money market Borrowing and onlending lncome related to financial operations before loan losses Result of provision for loan losses Expenses for provision for loan lasses Incarne related to recovery of credits written off as loss Gross income related to financial operations Other operating revenues / (expenses) Commissions and banking fees Personnel expenses Other administrative expenses Provision expenses Provision for lawsuits civil Provison for labor claims Provison for tax and social security obligations and Other risks Tax expenses Equity in earnings of subsidiaries Other operating revenues / (expenses) Operating income Non-operating income lncome before taxes on income and profit sharing lncome tax and social contribution Due on operations for lhe period Related to temporary differenoes Profit sharing - Management Members - Statutory Netincome Earnings per share - Basic Common Preferred Earnings per share - Diluted Common Preferred Weighted average number of outstanding shares - Basic Common Preferred Weighted average number of outstanding shares - Diluted Common Preferred The accompanying notes are an integral part of these financial statements. Note 6 11a li 12 2cXVIII 01 /01 to 01/01 to 06/30/2023 06/30/2022 11 ,085 1,783 8,645 2,446 1,784 (6) (1) (7,547) (2,090) (7,048) (2,090) (499) 3,538 (307) (5,767) (6 ,134) 367 (2,229) (307) 16,732 12,976 5,096 (95) (72) (2,543) (59) (276) (292) (8) 24 (842) (1 59) 17,156 13,304 (1,764) (39) 14,503 12,669 (12) 14,491 12,669 1,883 1,801 (476) (117) 2,359 1,918 (9) (8) 16,365 14,462 1.67 1.48 1.67 1.48 1.66 1.47 1.66 1.47 4,958,290,359 4,958,290,359 4,837,567,276 4,838,833,377 4,958,290,359 4,958,290,359 4,891,767,691 4,875,507,563 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive lncome (ln millions of reais) Net income Financial assets available for sale Associates / Subsidiaries Hedge Cash flow hedge Change in fa ir value Tax effect Associates / Subsidiaries Hedge of net investment in foreign operation Change in fa ir value Tax effect Associates / Subsidiaries Remeasurements of liabilities for post-employment benefits (1l Associates / Subsidiaries Foreign exchange variation in foreign investments Change in fair value Associates / Subsidiaries Total other comprehensive income Total comprehensive income 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these financial statements. 01/01 to 01/01 to 06/30/2023 06/30/2022 16,365 14,462 521 (281) 521 (281) 328 (220) 154 (275) (44) 80 21 (38) 177 (317) 174 55 163 195 (87) (100) 98 (40) (14) (6) (14) (6) (2,121) (2 ,729) (199) (611) (1,922) (2,118) (1,286) (3,236) 15,079 11,226 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders' Equity (ln mil/ians of reais) Other comprehensive income Note Capital Treasury Capital Revenue Available for sale Remeasurements of Conversion Gains and Retained Total shares reserves reserves securities liabilities of post- adjustments offoreign losses- earnings Adjustments employment benefits investments Hedge I1I Total - 01/01/2022 90,729 (528) 2,247 55,165 (2,097) (1,486) 5,143 (4,609) 144,564 Transactions with owners 457 (162) 295 Result of delivery of treasury shares 15 457 64 521 Recognition of share-based payment plans (226) (226) Corporate reorganization 2cXIV, 3 (898) (898) other111-- 11 11 Unclaimed dividends and lnterest on capital 79 79 Total comprehensive income (281) (6) (2,729) (220) 14,462 11,226 Net income 14,462 14,462 other comprehensive income (611) 137 (474) Portion of other comprehensive income from investments in associates and subsidiaries (281) (6) (2,118) (357) (2,762) Appropriations Legal reserve 723 (723) Statutory reserves 9,777 (9,777) lnterest on capital (4,041) (4,041) Total - 06/30/2022 15 90,729 (71) 2,085 64,778 (2,378) (1,492) 2,414 (4,829) 151,236 Change in lhe period 457 (162) 9,613 (281) (6) (2 ,729) (220) 6,672 Total - 01/01/2023 90,729 (71) 2,477 75,103 (2,075) (1 ,520) 2,116 (4,659) 162,100 Transactions with owners (38) (207) (245) Acquisition of treasury shares 15 (689) (689) Result of delivery of treasury shares 15 651 (7) 644 Recognition of share-based payment plans (200) (200) Corporate reorganization 2cXIV, 3 (190) (190) Unclaimed dividends and lnterest on capital 47 47 Total comprehensive income 521 (14) (2,121) 328 16,365 15,079 Net income 16,365 16,365 other comprehensive income (199) 53 (146) Portion of other comprehensive income from investments in associates and subsidiaries 521 (14) (1,922) 275 (1,140) Appropriations Legal reserve 818 (818) Statutory reserves 9,380 (9,380) lnterest on capital (6,214) (6 ,214) Total - 06/30/2023 15 90,729 (109) 2,270 85,111 (1,554) (1 ,534) (5) (4,331) 170,577 Change in lhe period (38) (207) 10,008 521 (14) (2,121) 328 8,477 1) lncludes Cash fiow hedge and hedge of net investment in fo reign operation. 2) lncludes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a). The accompanying notes are an integral part of these financial statements. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (ln mil/ians of reais) Adjusted net income Net income Adjustments to net income: Share-based payment Provision for loan losses lncome from interest and foreign exchange variation from operations with subordinated debt Expense from update / charges on lhe provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks Revenue from update / charges on deposits in guarantee Deferred taxes Equity in earnings of subsidiaries Amortization of goodwill lncome from foreign exchange and income related to available for sale securities Effects of changes in exchange rates on cash and cash equivalents Other Change in asseis and liabilities (lncrease) / decrease in asseis lnterbank investments Securities and derivative financial instruments lnterbank and interbranch accounts (asseis / liabilities) Loan, lease and other credit operations Other receivables and Other asseis (Decrease) / increase in liabilities Deposits Deposits received under securities repurchase agreements Funds from acceptances and issuance of securities Borrowing and onlending Provisions and Other liabilities Payment of income tax and social contribution Net cash provided by / (used in) operating activities Dividends and interest on capital received Funds received from sale of available for sale securities (Purchase) / disposal of lnvestments (Purchase) / disposal of Fixed asseis Net cash provided by / (used in) investing activities Subordinated debt obligations redemptions Result of delivery of treasury shares Acquisition of treasury shares Dividends and interest on capital paid Net cash provided by / (used in) financing activities Net increase / (decrease) in cash and cash equivalenls Cash and cash equivalents at lhe beginning of lhe period Effects of changes in exchange rates on cash and cash equivalents Cash and cash equivalents at the end of lhe period Cash Money market - Collateral held The accompanying notes are an integral part of these financial statements. Note 6c 12 2c Ili 01/01 to 06/30/2023 3,068 16,365 (13,297) (142) 6,134 46 18 299 (98) (2,359) (17,156) 23 (81) 2 17 6,512 (1,271) (77) (3,144) (6,790) (747) 1,682 18,980 (4,492) (48) 2,438 (19) 9,580 8,675 (501) 19 8,194 (10,382) 586 (689) (4,993) (15,478) 2,296 13,998 (2) 16,292 2,543 13,749 01 /01 to 06/30/2022 (2,562) 14,462 (17,024) (158) (1,690) (1,918) (13,304) 23 23 10,220 9,889 349 892 (204) (706) 7,658 2,759 (2) 2,757 (7,094) 453 (3,229) (9,870) 545 7,452 (23) 7,974 15 7,959 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (ln mil/ians of reais) lncome Financial operations Commissions and banking fees Result from provision for loan tosses Other Expenses Financial operations Other Inputs purchased from third parties Third-Party and Financial System Services, Security, Transportation and Travei expenses Advertising, promotions and publication Other Gross added value Deprecitation and amortization Net added value produced by the company Added value received through transfer - Results of equity method Total added value to be distributed Distribution of added value Personnel Direct compensation Benefrts FGTS - government severa nce pay fund Taxes, fees and contributions Federal Municipal Retum on third parties' capital - Rent Return on capital Dividends and interest on capital Retained earnings to shareholders The accompanying notes are an integral part oi these financial statements. Note 12 01/01 to 06/30/2023 12,450 11 ,085 5,096 (5,767) 2,036 (9,434) (7,547) (1,887) (2,543) (563) (11 3) (1,867) 473 (39) 434 17,156 17,590 17,590 71 66 4 1 1,154 1,038 116 16,365 6,214 10,151 01/01 to 06/30/2022 3,758 1,784 1,974 (2,156) (2,090) (66) (59) (30) (19) (10) 1,543 (23) 1,520 13,304 14,824 14,824 54 52 2 307 307 14,462 4,041 10,421 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. Notes to the Financial Statements At 06/30/2023 and 12/31/2022 for balance sheet accounts and from 01/01 to 06/30 of 2023 and 2022 for income statement (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on August 07, 2023. Note 2 - Significant accounting policies a) Basis of preparation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E b) Critical accounting estimates and judgments I - Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED’s involvement exposes it or entitles it to variable returns and where ITAÚ UNIBANCO HOLDING CONSOLIDATED can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. II - Fair value of financial instruments The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. III - Provision for loan losses The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: • 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting. • Highest risk classification according to the operation, client, default, renegotiation, among others. IV - Goodwill impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect lhe reported amounts of asseis, liabilities, and contingent liabilities at lhe date of lhe Financial Statements, due to uncertainties and lhe high levei of subjectivity involved in lhe recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on lhe values of asseis and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments. Topic Consolidation Fair value of financial instruments Provision for loan lasses Goodwill impairment Deferred incarne tax and social contribution Defined benefit pension plans Provisions, contingencies and legal obligations Technical provisions for insurance, pension plan and premium bonds Notes 2b I and 2c 1 2b li and 17 2b Ili, 6 and 21 2b IVand 14 2b V and 11 2b VI and 19 2b VII and 9 2b VIII and 8 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. V - Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and other technical studies. VI - Defined benefit pension plans The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. VII - Provisions, contingencies and legal obligations ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its provisions, contingencies and legal obligations which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts. VIII - Technical provisions for insurance, pension plan and premium bonds Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E c) Summary of main accounting practices I - Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 2c XIV), prior to January 1, 2022, and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E lnterest in voting lnterest in total Functional currency 111 lncorporation Activity capital % capital % Country 06/30/2023 12/31/2022 06/30/2023 12/31/2022 ln Brazil Banco ltaú BBA S.A Real Brazil Financial institution 100 00% 100 00% 100 00% 100 00% Banco ltaú Consignado S.A Real Brazil Financial institution 100 00% 100 00% 100 00% 100 00% Banco ltaucard S.A Real Brazil Financial institution 100 00% 100 00% 100 00% 100 00% Cia. ltaú de Capitalização Real Brazil Premium Bonds 100 00% 100 00% 100 00% 100 00% Dibens Leasing SA - Arrendamento Mercantil Real Brazil Leasing 100 00% 100 00% 100 00% 100 00% Financeira ltaú CBD SA Crédito, Financiamento e Investimento Real Brazil Consumer Finanoe Credit 50 00% 50 00% 50 00% 50 00% Hipercard Banco Múltiplo SA Real Brazil Financial institution 100 00% 100 00% 100 00% 100 00% ltaú Corretora de Valores S.A Real Brazil Securities Broker 100 00% 100 00% 100 00% 100 00% ltaú Seguros SA Real Brazil lnsuranoe 100 00% 100 00% 100 00% 100 00% ltaú Unibanco S.A Real Brazil Financial institution 100 00% 100 00% 100 00% 100 00% ltaú Vida e Previdência S.A Real Brazil Pension Plan 100 00% 100 00% 100 00% 100 00% Luizacred SA Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer Finanoe Credit 50 00% 50 00% 50 00% 50 00% Redecard Instituição de Pagamento SA Real Brazil Acquirer 100 00% 100 00% 100 00% 100 00% Foreign ltaú Colombia S.A Colombian Peso Colombia Financial institution 65.27% 65.27% 65.27% 65.27% Banco ltaú (S uisse) SA Swiss Franc Switzerland Financial institution 100 00% 100 00% 100 00% 100 00% Banco ltaú Argentina S.A Argentine Peso Argentina Financial institution 100 00% 100 00% 100 00% 100 00% Banco ltaú Paraguay S.A Guarani Paraguay Financial institution 100 00% 100 00% 100 00% 100 00% Banco ltaú Uruguay S.A Uruguayan Peso Uruguay Financial institution 100 00% 100 00% 100 00% 100 00% ltau Bank, Ltd Real Cayman lslands Financial institution 100 00% 100 00% 100 00% 100 00% ltau BBA lnternational pie US Dollar United Kingdom Financial institution 100 00% 100 00% 100 00% 100 00% ltau BBA USA Securities lnc US Dollar United States Securities Broker 100 00% 100 00% 100 00% 100 00% Banco ltaú Chile Chilean Peso Chile Financial institution 65 .62% 65.62% 65.62% 65 .62% 1) AII overseas aftices of ITAÜ UNI BANCO HOLDING CONSOLIDA TE D have lhe sarne funclional currency as lhe parenl company, excepl for llaú Chile New York Branch and llaú Uni banco SA Miami Branch, which use lhe US Dollar. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E II - Foreign currency translation II.I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II.II - Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Statement of Income, unless they are related to cash flow hedges and hedges of net investments in foreign operations, which are recognized in Stockholders' Equity. III - Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Own liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. V - Securities Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: • Trading securities - Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period. • Available for sale securities - Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity. • Held to maturity securities - Securities, other than non-redeemable shares, for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. VI - Derivative financial instruments These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income. • Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income. • Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. VII - Loans, leases and other credit operations (operations with lending characteristics) These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. VIII - Provision for loan losses The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following: • Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default. • Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. IX - Other assets They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 2c XV) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. X - Investments in associates and joint ventures Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E • Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. • Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets. XI - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. XII - Goodwill Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of Goodwill and Intangible assets is described in Note 14. XIII - Intangible assets Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. XIV - Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity. XV - Insurance, pension plan and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in the result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance contract liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability adequacy test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. XVI - Provisions, contingent assets and contingent liabilities These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the balance sheet under Provisions. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E • Possible: which are disclosed in the Financial Statements, but no provision is recorded. • Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal obligations, tax and social security obligations Represented by amounts payable for tax liabilities, the constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. XVII - Allowance for financial guarantees provided Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. XVIII - Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. The income tax and social contribution expense is recognized in the Statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. XIX - Commissions and banking fees Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are: • Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines. • Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E • Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. • Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. • Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided. • Collection services: refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. XX - Post-employment benefits Pension plans - defined benefit plans The liability or asset, as the case may be, recognized in the balance sheet with respect to a defined benefit plan, corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized in liabilities as expense, when due. Other post-employment obligations Like defined benefit pension plans, these obligations are assessed annually by actuarial specialists, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 3 - Business development Banco Itaú Chile ITAÚ CHILE is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block. At the Extraordinary Stockholders' Meeting of ITAÚ CHILE held on July 13, 2021, the capital increase of ITAÚ CHILE in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CHILE. On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CHILE for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%. On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders’ agreement of ITAÚ CHILE was fully terminated. Itaú Colombia S.A. ITAÚ UNIBANCO HOLDING, through its subsidiaries Banco Itaú Chile (ITAÚ CHILE) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219. The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations. Non-controlling interest in XP Inc. During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021. On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC’s capital, for the amount of R$ 8,015. Part of these shares, equivalent to 1.40% of XP INC's capital, was sold on June 7 and 9, 2022 for the amount of R$ 867. ITAÚ UNIBANCO HOLDING remained with an investment equivalent to 9.96% of XP INC’s capital. In April 2023, XP INC cancelled treasury shares, resulting in an increase in ITAÚ UNIBANCO HOLDING's ownership interest to 10.54% of XP INC's capital. And, on June 26, 2023, shares equivalent to 1.89% of the XP INC's capital were sold for the amount of R$ R$ 1,068. Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL’s total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform. The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services. The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received. Zup I.T. Serviços em Tecnologia e Inovação S.A. ITAÚ UNIBANCO HOLDING, through its controlled company Redecard Instituição de Pagamento S.A. (REDE), acquired, in the period, an additional ownership interest of 20.57% (2,228,342 shares) in the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP) for the amount of R$ 199. The purchase and sale agreement, entered into on October 31, 2019, sets forth the acquisition of 100% of the ZUP's capital in three phases; the first phase, which granted the control acquisition, was performed in March 2020. After the acquisitions in the period, ITAÚ UNIBANCO HOLDING's final ownership interest in ZUP's total capital is 72.51%. The last phase is scheduled for 2024. The effective acquisitions and financial settlements occurred on May 31 and June 14, 2023 after the necessary regulatory authorizations were obtained. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 4 - Interbank investments In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 13,749 (R$ 13,281 at 12/31/2022) with maturity up to 30 days, Money market – Collateral repledge amouting to R$ 2,371 (R$ 0 at 12/31/2022) with maturity up to 30 days, R$ 1,297 (R$ 0 at 12/31/2022) with maturity from 181 to 365 days and R$ 15,315 (R$ 0 at 12/31/2022) with maturity over 365 days, Interbank deposits amounting to R$ 0 (R$ 7,085 at 12/31/2022) with maturity up to 30 days, R$ 988 (R$ 9,824 at 12/31/2022) with maturity from 31 to 180 days, R$ 281 (R$ 0 at 12/31/2022) with maturity from 181 to 365 days and R$ 21,965 (R$ 24,037 at 12/31/2022) with maturity over 365 days. Money market Collateral held <1l Collateral repledge Asseis received as collateral with right to sell or repledge Asseis received as collateral without right to sell or repledge Short position Money market and lnterbank deposits - assets guaranteeing technical provisions lnterbank deposits Tota1 <2l % per maturity date Total 12/31/2022 % per matu rity date O - 30 172,573 63,914 107,149 1,599 105,550 1,510 2,827 34,440 209,840 78.4% 21 6,508 77.4% 31 - 180 38,950 2,770 4,269 4,269 31,911 7,952 46,902 17.5% 52,424 18.7% 06/30/2023 181 - 365 Over 365 days 2,705 2,705 1.0% 7,725 2.8% 29 29 8,212 8,241 3.1% 2,952 1.1% 12/31/2022 Total % Total % 211 ,552 79.0% 218,147 78.0% 66,713 24.9% 48,949 17.5% 111,418 41.6% 145,883 52.2% 5,868 2.2% 16,955 6.1% 105,550 39.4% 128,928 46.1% 33,421 12.5% 23,315 8.3% 2,827 1.1% 1,981 0.7% 53,309 19.9% 59,481 21.3% 267,688 100.0% 279,609 100.0% 100.0% 279,609 100.0% 1) lncludes R$ 7,915 (R$ 14,576 ai 12/31/2022) related to Money market - Asseis received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions ai lhe B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN. 2) lncludes a securities valuation allowance in lhe amount of R$ (16) (R$ (31) ai 12/31/2022). DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 5 - Securities and derivative financial instruments (assets and liabilities) a) Summary per maturity During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (132) (R$ (87) from 01/01 to 06/30/2022) of Financial Assets Available for Sale. The income related to securities, derivative financial instruments and other totaled R$ 337 (R$ 64 from 01/01 to 06/30/2022). 06/30/2023 12/31/2022 Adjustment to fair value reflected in: Cosi Fairvalue % O -30 31 -90 91 - 180 181 - 365 366 - 720 Over 720 days Fairvalue lncome Stockholders' equity Government securities - Brazil 335,104 1,429 (482) 336,051 35.9% 18,549 11 ,768 1,209 38,286 104,227 162,012 275,881 Financial treasury bills 34 ,882 1 16 34 ,899 3.7% 11 ,688 418 5,351 17,442 22 ,685 National treasury bills 131,461 587 211 132,259 14.1% 18,537 1,142 28 ,765 51,555 32 ,260 87 ,901 National treasury notes 121,457 845 (54 1) 121,761 13.1% 12 80 67 4,486 32 ,015 85,101 111 ,256 National treasury / Securitization 80 20 100 100 111 Brazilian externai debt bonds 47 ,224 (4) (188) 47 ,032 50% 4,617 15,306 27 ,109 53 ,928 Government securities - abroad 96,867 (41) (133) 96,693 10.5% 24,828 16,669 11 ,485 12,782 18,784 12,145 85,201 Argentina 3,353 (51) (1) 3,301 04% 2,405 496 158 41 2 199 3,453 Chile 34 ,010 (29) 33 ,981 3.6% 13,814 7,428 8 539 7,490 4,702 24 ,682 Colombia 3,580 48 (32) 3,596 04% 80 115 545 1,345 1,511 3,262 Korea 10,766 10,766 1.2% 1,107 1,041 1,068 5,285 2,265 10,362 Spain 9,953 9,953 1.1% 428 1,467 3 ,300 1,378 3,380 9,904 United States 11 ,121 (40) (11 0) 10,971 1.2% 891 1,610 557 3,178 4,735 9,665 Israel 456 4 460 460 860 Mexico 13,010 (2) 13 13,021 14% 2,271 2,749 5 ,075 2,437 467 22 13,960 Paraguay 3,775 20 3,795 04% 741 370 518 1,130 309 727 3,462 Peru 6 6 6 6 Czech Republic 1,725 1 1,726 0.2% 464 804 458 Switzerland 1,399 1 1,400 0.2% 1,400 4,403 Uruguay 3,713 4 3,717 04% 1,227 704 228 967 348 243 1,182 Corporate securities 198,538 (104) (4,148) 194,286 20.8% 26,003 6,828 9,517 13,193 21 ,324 117,421 178,663 Shares 20 ,382 99 (1,221) 19,260 2.1% 19,260 15,527 Rural product note 40, 182 1 (496) 39 ,687 4.3% 875 3,706 4 ,146 7,627 6,387 16,946 29,269 Bank deposit certifica tes 131 131 30 52 20 15 14 918 Real estale receivables cert ificates 6,420 (14) (139) 6,267 0.7% 1 25 1,184 5,057 6,783 Fund quotas 13,952 13,952 1.5% 4,359 907 197 3,421 5,068 15,003 Credit rig hts 10,268 10,268 1.1% 675 907 197 3,421 5,068 11 ,155 Fixed income 3,010 3,010 0.3% 3,010 2,195 Variable income 674 674 0.1% 674 1,653 Debentures 94 ,043 (95) (2,101) 91,847 9.8% 28 837 2 ,122 3,044 6,196 79 ,620 87 ,333 Eurobonds and other 6,941 (53) (125) 6,763 0.7% 246 276 119 479 1,703 3,940 8,769 Financial bills 2,218 1 (1) 2,218 0.2% 790 131 13 258 344 682 2,910 Promissory and commercial notes 10,180 (13) (84) 10,083 1.1% 200 439 1,623 1,521 1,801 4,499 8,830 other 4,089 (30) 19 4,078 04% 214 1,387 567 27 274 1,609 3,321 PGBL / VGBL fund quotas 111 232,498 232,498 24.8% 232,498 216,467 Subtotal - securities 863,007 1,284 (4,763) 859,528 92.0% 301 ,878 35,265 22,211 64,261 144,335 291 ,578 756,212 Trading securities 438,061 1,284 439,345 47 0% 258 ,175 11 ,851 1,982 7,507 68 ,902 90 ,928 368 ,441 Available for sale securities 265,904 (4,763) 261,141 280% 41,982 20 ,760 15 ,500 21,164 34 ,577 127 ,158 218,284 Held to maturity securities l' l 159 ,042 159 ,042 17 0% 1,721 2,654 4 ,729 35,590 40 ,856 73 ,492 169 ,487 Derivative financial instruments 53,990 18,783 72,773 8.0% 12,261 4,758 9,786 11 ,264 10,679 24,025 78,341 Total securities and derivative financial instruments 916,997 20,067 (4,763) 932,301 100.0% 314,139 40,023 31 ,997 75,525 155,014 315,603 834,553 (asseis) Derivative financial instruments (liabilities) (51 ,908) (16,119) (68 ,027) 100.0% (8 ,884) (3 ,661) (13 ,302) (8 ,702) (8 ,676) (24,802) (78 ,512) 1) The PGBL and VGBL plans securities portfolios, the ownersh ip and embedded risks of which are the customer's responsibility, are recorded as securities - trad ing securities, with a counterparty to liabili ties in Pension Plan Technical Provisions account (Note 8a). 2) Unrecorded adjustment to fair value in lhe amount of R$ (3.153) (R$ (5.490) at 12/31 /2022). accord ing to Note Se. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E b) Summary by portfolio 06/30/2023 Restricted to Assets guaranteeing Own portfolio Repurchase Pledged Free portfolio Central Bank Deriivnasttirvuem feinnatns cial technical provisions Total agreements guarantees Note 8b Government securit ies - Brazil 130,035 132,150 47,056 13,414 201 13,195 336,051 Financial t reasury bills 20,163 10,768 2,774 201 993 34,899 National treasury bills 51,642 69,827 10,640 150 132,259 National treasury notes 54,959 51,555 3,195 12,052 121 ,761 National treasury / Securitization 100 100 Brazilian externai debt bonds 3,171 43,861 47,032 Government securities- abroad 69,145 7,249 2,799 17,430 70 96,693 Argentina 2,894 350 57 3,301 Chile 27,029 6,897 55 33,981 Colombia 2,074 1,254 268 3,596 Korea 5,071 5,695 10,766 Spain 5,132 4,821 9,953 United States 9,577 949 445 10,971 Israel 460 460 Mexico 8,337 4,684 13,021 Paraguay 3,718 2 5 70 3,795 Peru 6 6 Czech Republic 1,726 1,726 Switzerland 1,400 1,400 Uruguay 3,581 136 3,717 Corporate securities 145,996 19,279 1,027 23,690 4,294 194,286 Shares 18,642 2 2 614 19,260 Rural product note 39,687 39,687 Bank deposit certificates 73 58 131 Real estate receivables certificates 6,267 6,267 Fund quotas 13,516 101 335 13,952 Credit rights 10,089 179 10,268 Fixed income 2,753 101 156 3,010 Variable income 674 674 Debentures 48,877 19,277 22,104 1,589 91 ,847 Eurobonds and other 5,682 1,027 32 22 6,763 Financial bills 833 1,385 2,218 Promissory and commercial notes 8,341 1,451 291 10,083 Ot her 4,078 4,078 PGBL / VGBL fund quotas 232,498 232,498 Subtotal - securities 345,176 158,678 50,882 54,534 201 250,057 859,528 Trading securities 94,738 97,376 4,295 5,403 237,533 439,345 Available for sale securit ies 186,221 39,776 7,196 21,603 201 6,144 261,141 Held to maturity securities 64,217 21 ,526 39,391 27,528 6,380 159,042 Derivative financial instruments 72,773 72,773 Total se curit ies and derivative finan cial instruments (assets) 345,176 158,678 50,882 54,534 201 72,773 250,057 932,301 Total securities and derivative financial instruments (assets) 12/31/2022 309,356 108,082 58,975 44,627 78,341 235,172 834,553 1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and lhe Clearing Houses. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E c) Trading securities At 06/30/2023, ITAÚ UNIBANCO HOLDING’s portfolio comprises National Treasury Notes in the amount of R$ 0 (R$ 146 at 12/31/2022) with maturity over 365 days. 06/30/2023 12/31/2022 Adjustment to Cost fair value (in Fairvalue ¾ O - 30 31 -90 91 - 180 181 - 365 366 - 720 Over 720 days Fair value income) Government securities - Brazil 171 ,983 1,429 173,412 39.5% 15,470 10,041 439 5,896 64,141 77,425 116,100 Financial treasury bills 13,983 1 13,984 3.2% 9,962 418 778 2 ,826 9,624 National treasury bills 69,118 587 69,705 15.9% 15,458 372 1,868 34,322 17,685 29,130 National treasury notes 87,828 845 88,673 20.2% 12 79 67 3,598 29,029 55,888 76,638 Brazilian externai debt bonds 1,054 (4) 1,050 0.2% 12 12 1,026 708 Government securities - abroad 8,017 (41) 7,976 1.8% 3,641 1,479 130 713 203 1,810 4,662 Argentina 1,569 (51) 1,518 0.3% 1,083 317 83 26 2 7 673 Chile 3,794 3,794 0.9% 2,546 88 7 47 92 1,014 1,647 Colombia 679 48 727 0.2% 18 709 850 United States 1,113 (40) 1,073 0.2% 2 1,057 12 2 285 Israel 456 4 460 0.1% 460 860 Mexico 24 (2) 22 22 13 Paraguay 35 35 3 32 40 Peru 6 6 6 6 Uruguay 341 341 0.1% 10 14 28 180 89 20 288 Corporate securities 25,563 (104) 25,459 5.8% 6,564 330 1,413 897 4,560 11 ,695 31,212 Shares 1,842 99 1,941 0.4% 1,941 4,183 Rural product note 14 15 15 Bank deposit certificates 70 70 14 12 20 13 11 204 Real estale receivables certificates 511 (14) 497 0.1% 1 1 495 669 Fund quotas 13,939 13,939 3.2% 4,346 907 196 3,421 5,069 15,003 Credit rights 10,268 10,268 2.3% 675 907 196 3,421 5,069 11,155 Fixed incarne 2,997 2,997 0.7% 2,997 2,195 Variable incarne 674 674 0.2% 674 1,653 Debentures 3,654 (95) 3,559 0.8% 2 30 23 72 70 3,362 3,861 Eurobonds and other 2,617 (53) 2,564 0.6% 87 322 693 1,462 3,867 Financial bills 1,388 1 1,389 0.3% 161 48 13 203 281 683 2,001 Promissory and commercial notes 304 (13) 291 0.1% 4 28 90 75 94 353 Other 1,224 (30) 1,194 0.3% 99 149 422 8 515 1,071 PGBL / VGBL fund quotas 232,498 232,498 52.9% 232,498 216,467 Total 438,061 1,284 439,345 100.0% 258,173 11,850 1,982 7,506 68,904 90,930 368,441 % per maturity date 58.8% 2.7% 0.5% 1.7% 15.7% 20.7% Total 12/31/2022 368,998 (557) 368,441 100.0% 268,219 4,434 23,206 9,340 18,302 44,940 % per maturity date 72.8% 1.2% 6.3% 2.5% 5.0% 12.2% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E d) Available for sale securities At 06/30/2023, ITAÚ UNIBANCO HOLDING’s portfolio comprises Financial Bills in the amount of R$ 1,119 (R$ 1,039 at 12/31/2022) with maturity over 365 days. 06/30/2023 12/31 /2022 Adjustments to fair Cosi value (in Fair value % O - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Fair value stockholders' equity) Government securities - Brazil 70,144 (482) 69,662 26.7% 3,078 1,726 770 4,637 12,188 47,263 56,323 Financial treasury bills 20,899 16 20,915 8.0% 1,726 4,573 14,616 13,061 National treasury bills 19,657 211 19,868 7.6% 3,078 770 3,749 5,456 6,815 13,663 National treasury notes 23,152 (541) 22,611 8.7% 888 910 20,813 24,441 National treasury / Securitization 80 20 100 100 111 Brazilian externai debt bonds 6,356 (188) 6,168 2.4% 1,249 4,919 5,047 Government securities - abroad 61 ,375 (1 33) 61 ,242 23.5% 19,571 12,636 6,869 4,857 8,769 8,540 53,543 Argentina 1,784 (1) 1,783 0.7% 1,322 179 75 15 192 2,780 Chile 25,397 (29) 25,368 9.7% 11,267 7,341 487 3,800 2,472 18,230 Colombia 1,136 (32) 1,104 0.4% 757 347 567 United States 9,981 (110) 9,871 3.8% 890 526 544 3,177 4,734 9,380 Mexico 12,986 13 12,999 5.0% 2,270 2,750 5,074 2,438 467 13,947 Paraguay 3,636 20 3,656 1.4% 741 368 518 1,129 309 591 3,363 Czech Republic 1,725 1,726 0.7% 464 804 458 Switzerland 1,399 1,400 0.5% 1,400 4,403 Uruguay 3,331 4 3,335 1.3% 1,217 668 199 788 259 204 873 Corporate securities 134,385 (4,148) 130,237 49.8% 19,332 6,400 7,858 11 ,671 13,622 71 ,354 108,418 Shares 18,540 (1,221) 17,319 6.6% 17,319 11 ,344 Rural product note 40,168 (496) 39,672 15.2% 875 3,706 4,146 7,627 6,387 16,931 29,269 Bank deposit certificates 52 52 7 40 2 3 714 Real estale receivables certificates 2,913 (139) 2,774 1.1% 2,774 2,966 Fund quotas of fixed income 13 13 13 Debentures 55,236 (2,101) 53,135 20.3% 26 807 1,998 2,399 4,167 43,738 47,986 Eurobonds and other 4,258 (125) 4,133 1.6% 245 189 119 157 1,011 2,412 4,851 Financial bills 830 (1) 829 0.3% 629 83 55 62 909 Promissory and commercial notes 9,876 (84) 9,792 3.7% 200 435 1,595 1,431 1,726 4,405 8,477 Other 2,499 19 2,518 1.0% 18 1,140 266 1,094 1,902 Total 265,904 (4,763) 261 ,141 100.0% 41,981 20,762 15,497 21,165 34,579 127,157 218,284 % per maturity date 16.1% 8.0% 5.9% 8.1% 13.2% 48.7% Total 12/31 /2022 223,123 (4,839) 21 8,284 100.0% 44,404 12,196 17,088 26,316 20,488 97,792 % per maturity date 20.3% 5.6% 7.8% 12.1% 9.4% 44.8% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E e) Held to maturity securities See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (789) (R$ (978) at 12/31/2022) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity. 06/30/2023 12/31/2022 Cosi % O - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 Fair value Cosi Fairvalue days Government securities - Brazil 92,977 58.5% 27,752 27,901 37,324 91 ,747 103,458 100,336 National treasury bills 42,686 26.9% 23,148 11,778 7,760 42,775 45,108 44,246 National treasury notes 10,477 6.6% 2,077 8,400 10,904 10 ,177 10,390 Brazilian externai debt bonds 39,814 25.0% 4,604 14,046 21,164 38,068 48 ,173 45,700 Government securities - abroad 27,475 17.3% 1,614 2,557 4,483 7,213 9,814 1,794 27,259 26,996 26,674 Chile 4,819 3.0% 5 3,598 1,216 4,705 4,805 4,888 Colombia 1,765 1.1% 79 115 545 571 455 1,741 1,845 1,728 Korea 10,766 6.8% 1,107 1,041 1,068 5,285 2,265 10,732 10 ,362 10,198 Spain 9,953 6.3% 428 1,467 3,300 1,378 3,380 9,908 9 ,904 9,767 United States 27 27 27 Paraguay 104 0.1% 104 99 59 66 Uruguay 41 22 19 47 21 27 Corporate securities 38,590 24.2% 107 97 245 624 3,142 34,375 36,883 39,033 36,987 Bank deposrt certificates 9 9 9 Real estale receivables certificates 2,996 1.9% 25 1,183 1,788 2,808 3,148 2,911 Debentures 35,153 22.1% 100 573 1,959 32,521 33,632 35,486 33,677 Eurobonds and other 66 66 67 51 52 Other 366 0.2% 98 97 145 26 367 348 347 Total 111 159,042 100.0% 1,721 2,654 4,728 35,589 40,857 73,493 155,889 169,487 163,997 % per maturity date 1.1% 1.7% 3.0% 22.4% 25.7% 46.2% Total -12/31/2022 169,487 100.0% 14,161 1,125 2,014 8,592 46,637 96,958 163,997 % per maturity date 8.4% 0.7% 1.2% 5.1% 27.5% 57.1% 1) ln order to refiect lhe current risk management strategy. in lhe period ended at 0613012023. ITAÚ UNI BANCO HOLDING CONSOLIDA TE D changed the classification oi Govemment sec urities - Brazil in the amount oi R$ 249. before c lassifiec as Trading securities. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 16,180 (R$ 5,645 at 12/31/2022) and was basically composed of government securities. Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E I - Derivatives Summary The result of derivative financial instruments in the period totaled R$ (3,300) (R$ (1,712) from 01/01 to 06/30/2022). See below the composition of the Derivative financial instruments portfo lio (asseis and liabilities) by type of instrument, stated at cost, fair va lue and maturity date. 06/30/2023 12/31/2022 Adjustrnents to fair Cosi value (in incarne/ Fairvalue % O -30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Fairvalue stockholders' equity) Asseis Swaps - adjustment receivable 22 ,079 21 ,819 43 ,898 60 .3% 1,768 2,459 1,828 6,351 9,040 22 ,452 47 ,109 Option agreements 15,771 (4,508) 11 ,263 15.5% 2,213 738 6,030 927 643 712 23 ,854 Forwards 6,492 9 6,501 8.9% 6,287 184 13 17 336 Credit derivatives 396 (77) 319 04% 4 7 18 15 275 491 NDF - Non Deliverable Forward 9,034 837 9,871 13.6% 1,313 1,374 1,902 3,966 970 346 6,140 other derivative financial instruments 218 703 921 1.3% 676 3 6 2 11 223 411 Total 53,990 18,783 72,773 100.0% 12,261 4,758 9,786 11 ,264 10,679 24,025 78,341 % per matu rity date 16.8% 6.5% 134% 15.5% 14.7% 33 .1% Total 12/31/2022 52,610 25,731 78,341 100.0% 22,526 3,120 4,041 8,359 10,106 30,189 % per matu rity date 28 .8% 40% 5.2% 10.7% 12.9% 384% 06/30/2023 12/31/2022 Adjustrnents to fair Cosi value (in incarne/ Fairvalue % O -30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Fairvalue stockholders' equity) Liabilities Swaps - adjustment payable (20 ,861) (18,886) (39 ,747) 584% (1,246) (1,656) (1,968) (5,409) (7,001) (22 ,467) (39 ,460) Option agreements (16,985) 3,222 (13,763) 20 .3% (224) (618) (9,804) (1,014) (683) (1,420) (31,143) Forwards (6,249) (3) (6,252) 9.2% (6,252) (63) Credit derivatives (478) 183 (295) 04% (1) (1) (3) (290) (604) NDF - Non Deliverable Forward (7,205) (443) (7,648) 11.2% (1,133) (1,385) (1,516) (2,268) (888) (458) (6,626) Other derivative financial instruments (130) (192) (322) 0.5% (29) (2) (13) (10) (101) (167) (616) Total (51 ,908) (16 ,119) (68 ,027) 100.0% (8,884) (3,661) (13 ,302) (8,702) (8 ,676) (24,802) (78,512) % per maturity date 13.1% 54% 19.6% 12.8% 12.7% 36 4% Total 12/31/2022 (56 ,292) (22 ,220) (78 ,512) 100.0% (8 ,381 ) (5 ,577) (11,332) (17 ,268) (9 ,085) (26 ,869) % per maturity date 10.7% 7. 1% 144% 220% 11 ..6% 34.2% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E II - Derivatives by index and risk factor Balance sheet account Adjustment to fair Off-balance sheet / Notional amount receivable / (received) value (in income / Fairvalue (payable) / paid stockholders' equity) 06/30/2023 12/31/2022 06/30/2023 06/30/2023 06/30/2023 12/31/2022 Future contracts 787,988 1,020,605 Purchase commitments 206,287 418,886 Shares 384 3,395 Commodities 501 503 lnterest 185,296 385,229 Foreign currency 20 ,106 29 ,759 Commitments to sell 581,701 601,719 Shares 585 11 ,702 Commodities 4,304 3,896 lnterest 561 ,747 557 ,806 Foreign currency 15,065 28 ,315 Swap contracts 1,218 2,933 4,151 7,649 Assei position 1,964,744 1,571,025 22,079 21,819 43,898 47,109 Shares 129 Commodities 649 222 1 1 2 2 lnterest 1,778,541 1,509,045 20 ,464 18,167 38 ,631 44,622 Foreign currency 185,425 61 ,758 1,614 3,651 5,265 2,485 Liability position 1,964,744 1,571,025 (20,861) (18,886) (39,747) (39,460) Shares 2,632 1,604 (383) 266 (117) (121) Commodities 2,063 609 (19) 9 (10) (4) lnterest 1,752,479 1,491 ,476 (19,645) (14,908) (34 ,553) (37 ,009) Foreign currency 207 ,570 77 ,336 (814) (4,253) (5,067) (2 ,326) Option contracts 1,977,669 1,362,928 (1,214) (1,286) (2 ,500) (7,289) Purchase commitments - long position 291,111 269,908 4,781 686 5,467 2,588 Shares 94 ,044 131 ,508 3,659 1,164 4,823 1,650 Commodities 1,625 2,347 65 (17) 48 36 lnterest 164,258 96 ,525 205 214 419 347 Foreign currency 31 ,184 39 ,528 852 (675) 177 555 Commitments to sell - long position 685,276 419,044 10,990 (5,194) 5,796 21,266 Shares 94 ,732 138,899 9,971 (5,582) 4,389 20,687 Commodities 602 904 21 13 34 12 lnterest 569 ,328 256 ,483 275 46 321 57 Foreign currency 20 ,614 22 ,758 723 329 1,052 510 Purchase commitments - short position 293,380 231 ,514 (4,574) (2 ,339) (6 ,913) (8 ,814) Shares 89 ,648 131 ,361 (3,524) (2,031) (5,555) (4 ,293) Commodities 1,015 2,000 (28) 12 (16) (10) lnterest 174,169 72 ,274 (182) (846) (1,028) (1,447) Foreign currency 28 ,548 25,879 (840) 526 (314) (3,064) Commitments to sell - short position 707,902 442,462 (12 ,411) 5,561 (6,850) (22,329) Shares 96 ,856 137,322 (11 ,144) 6,386 (4,758) (18,554) Commodities 1,155 963 (51) (47) (98) (22) lnterest 586 ,926 270 ,585 (284) (37) (321) (79) Foreign currency 22 ,965 33 ,592 (932) (741) (1,673) (3,674) Forward operations 10,202 4,755 243 6 249 273 Purchases receivable 2,216 187 2,216 7 2,223 183 Shares 34 157 34 (1) 33 153 lnterest 2,182 30 2,182 8 2,190 30 Purchases payable obligations (2 ,182) (2 ,182) (30) lnterest (2,182) (2,182) (30) Sales receivable 311 3,901 4,276 4,278 153 Shares 199 126 193 194 124 Commodities 16 16 17 6 lnterest 4,065 4,065 23 Foreign currency 96 3,769 2 2 Sales deliverable obligations 7,675 667 (4,067) (3) (4,070) (33) lnterest 4,065 23 (4,065) (3) (4,068) (23) Foreign currency 3,610 644 (2) (2) (10) Credit derivatives 47,567 43,808 (82) 106 24 (113) Assei position 33,429 28,724 396 (77) 319 491 Shares 3,157 2,192 79 41 120 86 Commodities 12 lnterest 30 ,259 26 ,532 317 (118) 199 405 Foreign currency 1 Liability position 14,138 15,084 (478) 183 (295) (604) Shares 1,782 2,846 (45) (41) (86) (116) Commodities 4 lnterest 12,351 12,238 (433) 224 (209) (488) Foreign currency NDF - Non Deliverable Forward 348,335 326,099 1,829 394 2,223 (486) Assei position 192,437 162,553 9,034 837 9,871 6,140 Commodities 2,662 2,943 375 12 387 341 Foreign currency 189,775 159,610 8,659 825 9,484 5,799 Liability position 155,898 163,546 (7,205) (443) (7 ,648) (6,626) Commodities 1,448 867 (118) 17 (101) (85) Foreign currency 154,450 162,679 (7,087) (460) (7,547) (6 ,541 ) Other derivative financial instruments 10,112 8,251 88 511 599 (205) Assei position 6,999 7,340 218 703 921 411 Shares 1,250 1,096 49 49 61 Commodities 225 72 2 2 1 lnterest 5,506 6,172 218 (24) 194 349 Foreign currency 18 676 676 Liability position 3,113 911 (130) (192) (322) (616) Shares 885 467 (1) (8) (9) (5) Commod~ies 146 47 (16) (2) (18) (7) lnterest 255 303 (106) (19) (125) (216) Foreign currency 1,827 94 (7) (163) (170) (388) Assei 53,990 18,783 72,773 78,341 Liability (51 ,908) (16,119) (68,027) (78,512) Total 2,082 2,664 4,746 !171! Derivatives contracts mature as follows !in da;r:s! Off-balance sheet / notional amount O -30 31 -180 181 -365 Over 365 days 06/30/2023 12/31/2022 Future co ntracts 143,025 323,582 144,670 176,711 787 ,988 1,020,605 Swap contracts 214,798 365 ,181 423 ,939 960,826 1,964,744 1,571 ,025 Option contracts 319,863 682 ,643 932 ,419 42 ,744 1,977,669 1,362,928 Forwards 6,377 3,150 659 16 10,202 4,755 Credit derivatives 8,098 4,547 6,493 28 ,429 47 ,567 43,808 NDF - Non Deliverable Forward 114,344 11 9,973 82,098 31,920 348,335 326,099 Other derivative financial instruments 1,780 1,219 528 6,585 10,112 8,251 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E III - Derivatives by notional amount IV - Credit derivatives See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-thecounter market) and counterparties. 06/30/2023 Future Swap contracts Option Forwards Credit NDF - Non Deliverable Other derivative contracts contracts derivatives Forward financial instruments Stock exchange 787,988 1,293,401 1,866,888 3,937 21 ,134 89,150 Over-the-counter market 671 ,343 110,781 6,265 26,433 259,185 10,112 Financial institutions 543,789 59,103 6,247 26,433 127,447 5,523 Companies 114,049 50,145 18 129,791 4,589 Individuais 13,505 1,533 1,947 Total 787,988 1,964,744 1,977,669 10,202 47,567 348,335 10,112 Total 12/31/2022 1,020,605 1,571,025 1,362,928 4,755 43,808 326,099 8,251 See below the composition of the Credit deriva tives portfolio stated at their notional amounts, and lhe ir effect on lhe calculation of Required Reference Equity. 06/30/2023 12/31/2022 Notional amount of Notional amount of credit Notional amount of Notional amount of credit credit protection sold protection purchased with Net position credit protection sold protection purchased with Net position identical underlying amount identical underlying amount CDS (18,463) 11 ,395 (7,068) (18,156) 9,652 (8,504) TRS (17,709) (17,709) (16,000) (16,000) Total (36,172) 11,395 (24,777) (34,156) 9,652 (24,504) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E The effect of the risk received on the reference equity (Note 21c) was R$ 111 (R$ 108 at 12/31/2022). During the period, there were no credit events relating to the taxable events provided for in the agreements. V - Hedge accounting 1) Cash flow - lhe purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Asseis transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (COI / SOFR / UF* / TPM* / Selic) and fo reign exchange rate risk, making l he cash f low constant (fixed rate) and regardless of lhe variations of OI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate. Strategies lnterest rate risk Hedge of deposits and securities purchased under agreements to resell Hedge of asseis transactions Hedge of asset-backed securities under repurchase agreements Hedge of asseis denominated in UF Hedge of funding Hedge of loan operations Foreign exchange risk Hedge of highly probable forecast transactions Hed e of fundin Total Strategies lnterest rate risk Hedge of deposits and securit ies purchased under agreements to resell Hedge of assets t ransact ions Hedge of asset-backed securit ies under repurchase agreements Hedge of assets denominated in UF Hedge offunding Hedge of loan operations Foreign exchange risk Hedge of highly probable forecast t ransact ions Hedge offunding Total 1) Recorded under heading Other comprehensive income. Book value Assets Liabilities 106,589 7,138 33,440 15,350 9,389 12,453 300 120 68,381 11 6,398 Book value Assets Liabilities 148,727 6,894 52,916 7,871 6,881 3,283 343 360 70,964 156,311 06/30/2023 Hedge item Hedge instruments Variation in the amounts Variation in the amounts recognized in Cash flow hedge Notional amount used to calculate hedge Stockholders' equity 111 reserve ineffectiveness (725) (489) 107,315 (725) (175) (175) 6,966 (175) 888 225 34,169 888 135 135 15,215 135 (33) (21) 9,356 (34) 26 26 12,426 27 (20) 82 274 (20) 1 1 121 1 97 (216) 185,842 97 12/31/2022 Hedge item Hedge instruments Variation in the amounts Cash flow hedge Variation in the amounts recognized in Notional amount used to calculate hedge Stockholders' equity 111 reserve ineffectiveness 1,170 1,170 148,090 1,221 (367) (367) 6,528 (367) (1,508) (1 ,508) 50,848 (1,508) 16 16 7,853 16 86 86 6,967 86 (6) (6) 3,288 (6) 4 11 O 343 4 (1) (1) 359 (1) (606) (500) 224,276 (555) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (31) (R$ 938 at 12/31/2022). Hedge instruments lnterest rate risk Futures Forward Swaps Foreign exchange risk l4l Futures Forward Swaps Total Hedge instruments lnterest rate risk Futures Forward Swaps Foreign exchange risk l4l Futures Forward Swaps Total Notional amount 148,450 17,739 19,258 202 72 121 185,842 Notional amount 205,466 10,037 8,071 249 94 359 224,276 1) Recorded under heading Derivative financial instruments. 2) Recorded under heading Other comprehensive income. Book value 11l Assets Liabilities 104 92 44 289 49 59 9 10 5 202 459 Book value 11l Assets 31 136 201 2 54 424 Liabilities 27 646 11 685 3) OI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange. 4) DDI Futures contracts and Dollar Purchase Options negotiated on B3. 06/30/2023 Variation in the Variation in value Hedge Amount reclassified amounts used to recognized in i neffectiveness from Cash flow calculate hedge Stockholders' recognized in hedge reserve into ineffectiveness equity 12l income income (12) (12) (28) 138 138 (10) (1 O) 5 (12) (12) 4 (8) (8) 1 1 97 97 (19) 12/31/2022 Variation in the Variation in value Hedge Amount reclassified amounts used to recognized in i neffectiveness from Cash flow calculate hedge Stockholders' recognized in hedge reserve into ineffectiveness equity 12l income income (654) (705) 51 11 11 85 85 378 4 4 (1) (1) (555) (606) 51 379 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E In the period, there was revocation of market risk hedge relationships in the instrument's notional amount of R$ 7,856 and with an effective portion of R$ 69, deferred in income over the period of the hedged item. li) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized asseis and liabilities. Strategies lnterest rate risk Hedge of loan operations Hedge of funding Hedge of available for sale securities Hedge of other financial asseis Total Strategies lnterest rate risk Hedge of loan operations Hedge of funding Hedge of available for sale securities Hedge of other financial asseis Total Book value Assets 11 ,443 26,528 30,559 68,530 Liabilities 13,752 13,752 Book value Assets 16,031 21,551 31 ,597 69,179 Lia bi lities 14,603 14,603 1) Recorded under heading results from Securities, derivative financial instruments and other. 06/30/2023 Hedge item Fairvalue Assets Liabilities Variation in value recognized in income11l 11 ,205 25,917 29,979 67,101 Hedge item Fairvalue (238) 13,424 328 (6 11 ) (580) 13,424 (1 ,101) 12/31/2022 Assets Liabilities Variation in value recognized in income11l 15,582 20,265 30,679 66,526 13,905 13,905 (449) 698 (1,286) (918) (1 ,955) Hedge instruments Variation in the amounts Notional amount used to calculate hedge ineffectiveness 11 ,443 237 13,752 (328) 24,864 623 29,617 624 79,676 1,156 Hedge instruments Variation in the amounts Notional amount used to calculate hedge ineffectiveness 16,031 448 14,603 (703) 20,243 1,283 30,904 931 81 ,781 1,959 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Hedge instruments lnterest rate risk Swaps Other Derivatives Futures Total Hedge instruments lnterest rate risk Swaps Other Derivatives Futures Total Notional amount 38,154 2,546 38,976 79,676 Notional amount 40,942 2,224 38,615 81 ,781 1) Recorded under heading Derivative financial instruments. 06/30/2023 Book value Assets Liabilities 1,239 898 2,530 85 1,239 3,513 Variation in the amounts used to calculate hedge ineffectiveness 14 1,421 (279) 1,156 12/31/2022 Book value Variation in the amounts used to calculate hedge Assets Liabilities ineffectiveness 1,654 929 226 5,407 1,487 4 246 1,658 6,336 1,959 Hedge ineffectiveness recognized in income 11 44 55 Hedge ineffectiveness recognized in income (9) 13 4 To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account - UF, fixed rate and denominated in Euros and US dollars, issued by subsid iaries in Chile, England and Colombia, respectively. Receipts (payments) of interest flows are expected to occur and will affect the statement of incarne in monthly periods. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E At 12/31/2022 the amount of R$ 7,049 was reversed from the hedge relationship, the remaining balance of which in the Foreign currency conversion reserve (Stockholders' equity) is R$ (1,788), with no effect on the result as foreign investments were maintained. Ili) Hedge of net investment in foreign operations - ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy for net investments in foreign operations consist of a hedge of lhe exposure in foreign currency arising from lhe functional currency of foreign operations, compared to lhe functional currency of lhe head office. Book value Strategies Assets Liabilities Foreign exchange risk Hedge of net investment in foreign operations 9,560 Total 9,560 Book value Strategies Assets Liabilities Foreign exchange risk Hedge of net investment in foreign operations 8,983 Total 8,983 1) Recorded under heading Other comprehensive incarne. 06/30/2023 Hedge item Variation in value recognized in Stockholders' equity (1l (12,445) (12,445) Foreign currency conversion reserve (12,445) (12,445) 12/31/2022 Hedge item Variation in value recognized in Stockholders' equity (1l (1 2,825) (1 2,825) Foreign currency conversion reserve (12,825) (12,825) Hedge instruments Notional amount 9,818 9,818 Variation in the amounts used to calculate hedge ineffectiveness (12,718) (12,718) Hedge instruments Notional amount 9,933 9,933 Variation in the amounts used to calculate hedge ineffectiveness (13,032) (13,032) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Book value 111 Hedge instruments Notional amount Assets Liabilities Foreign exchange risk !3l Future 1,025 14 Future / NDF - Non Deliverable Forward 5,459 100 21 Future / Financial Assets 3,334 4,534 1,893 Total 9,818 4,648 1,914 Book value 111 Hedge instruments Notional amount Assets Liabilities Foreign exchange risk !3l Future 1,673 Future / NDF - Non Deliverable Forward 5,186 176 126 Future / Financial Assets 3,074 4,380 1,839 Total 9,933 4,556 1,965 1) Recorded under heading Securities and Derivative Financial lnstruments. 2) Recorded under heading Other comprehensive income. 3) Futures negotiated on B3 and Financial Asseis or NDF contracts entered into by our subsidiaries abroad. 06/30/2023 Variation in the amounts used to calculate hedge ineffectiveness (5,626) (1,982) (5,110) (12,718) Variation in the amount recognized in Stockholders' equity!2l (5 ,584) (1,790) (5 ,071) (12,445) 12/31/2022 Variation in the amounts used to calculate hedge ineffectiveness (5,710) (1 ,829) (5,493) (13,032) Variation in the amount recognized in Stockholders' equity(2l (5 ,668) (1 ,703) (5 ,454) (12,825) Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments. Hedge Amount reclassified ineffectiveness from foreign currency recognized in conversion reserve income into income (42) (192) (39) (273) Hedge i neffective ness recognized in income (42) (126) (39) (207) Amount reclassified from foreign currency conversion reserve into income DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E IV) We presenl below lhe malurity lerms of cash flow hedge, markel risk hedge slralegies and Hedge of nel inveslimenl in fo reign operalions: 06/30/2023 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 1 O years Total Hedge of deposits and securilies purchased under agreements to resell 90,693 4,083 1,644 8,779 900 1,216 107,315 Hedge of highly probable forecasl lransaclions 274 274 Hedge of asseis l ransaclions 6,966 6,966 Hedge of asseis denominaled in UF 15,215 15,215 Hedge of funding (Cash flow) 3,369 3,608 663 1,494 343 9,477 Hedge of loan operalions (Cash flow) 6,381 2,782 1,685 1,578 12,426 Hedge of loan operal ions (Markel risk) 1,444 2,316 2,016 1,406 2,849 1,412 11 ,443 Hedge of funding (Markel risk) 3,935 1,900 1,100 826 500 3,581 1,910 13,752 Hedge of available for sale securilies 4,733 5,255 834 3,183 243 8,074 2,542 24,864 Hedge of assel-backed securilies under repurchase agreemenls 9,005 17,411 7,753 34,169 Hedge of nel inveslmenl in foreign operations < 1l 9,818 9,818 Hedge of other financial asseis (Market risk) 19,045 1,535 452 1,551 787 4,813 1,434 29,617 Total 161 ,873 30,484 25,142 24,161 8,351 19,439 5,886 275,336 12/31/2022 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 1 O years Total Hedge of deposrts and securities purchased under agreements to resell 108,434 25,566 8,822 4,532 736 148,090 Hedge of highly probable forecast transaclions 343 343 Hedge of asseis transacl ions 6,528 6,528 Hedge of asseis denominated in UF 7,853 7,853 Hedge of funding (Cash flow) 5,776 578 675 297 7,326 Hedge of loan operations (Cash flow) 1,577 1,161 550 3,288 Hedge of loan operations (Market risk) 2,351 3,395 1,244 2,539 2,749 3,753 16,031 Hedge of funding (Markel risk) 1,673 885 1,288 3,091 579 4,981 2,106 14,603 Hedge of available for sale securilies 4,245 1,557 3,069 943 1,750 5,451 3,228 20,243 Hedge of assel-backed securilies under repurchase agreemenls 16,696 9,705 22,740 1,085 622 50,848 Hedge of net investment in foreign operations 111 9,933 9,933 Hedge of other financial asseis (Markel risk) 21,064 524 968 1,703 520 4,987 1,138 30,904 Total 178,368 50,315 39,292 10,036 11,302 20,205 6,472 315,990 1) Classified as current, since instruments are frequently renewed. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E g) Sensitivity analysis (trading and banking portfolios) ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on lhe results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios. The sensitivity analyses of lhe banking and lhe trading portfolio shown in this repor! are a static evaluation of lhe portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and contrai areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing lhe possibility of significant losses. ln addition, lhe study's sole purpose is to show lhe exposure to risk and lhe respective protective actions, taking into account lhe fair value of financial instruments, irrespective of lhe accounting practices adopled by ITAÚ UNI BANCO HOLDING CONSOLIDATED. Trading portfolio Fixed lnterest Rate Currency Coupon Foreign Currency Price lndices TR Equities Other Total Risk factors 1) Amounts net of tax effects. Trading and Banking portfolios Fixed lnterest Rate Currency Coupon Foreign Currency Price lndices TR Equities Other Total Risk factors 1) Amounts net of tax effects. Exposures Risk of variations in: Fixed lnterest Rates in Reais Foreign Exchange Coupon Rates Foreign Exchange Rates lnflation Coupon Rates TR Coupon Rates Prices of Equities Exposures that do not fali under lhe definitions above Exposures Risk of variations in: Fixed lnterest Rates in Reais Foreign Exchange Coupon Rates Foreign Exchange Rates lnflation Coupon Rates TR Coupon Rates Prices of Equities Exposures that do not fali under lhe definitions above The following scenarios are used to measure these sensitivities: 06/30/2023 Scenarios !1l li Ili 0.8 (95.0) (227.7) 0.7 (3.6) (1.9) (6.1) (96.0) (108.9) (0.4) (21.6) (49.6) 1.1 41.4 (50.1) (0.1) (0.1) (7.8) (4.0) (174.9) (446.0) 06/30/2023 Scenarios !1l li Ili (10.1) (2,733.3) (5,329.6) (3.0) (509.3) (960.1) (3.0) (145.9) (188.4) 1.0 (211.7) (547.3) 0.3 (75.8) (207.1) 5.4 (65.3) (264.1) (0.1) (0.1) (7.8) (9.5) (3 ,741.4) (7,504.4) Scenario 1: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices. Scenario li: Shocks of 25 percent in fixed interest rates, currency coupon , inflation, interest rate indexes and currency and share prices, both up and down, taking lhe highest resulting losses per risk factor. Scenario Ili: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking lhe highest resulting losses per risk factor. Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in lhe item Derivative financial instruments in this note. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 6 - Loan, lease and other credit operations a) Composition of the portfolio with credit granting characteristics I - By type of operations and risk level In ITAÚ UNIBANCO HOLDING the portfolio consists of Loan operations R$ 70,163 (R$ 67,992 at 12/31/2022), Other credits - Operations with credit granting characteristics R$ 76,509 (R$ 77,942 at 12/31/2022) and Lease operations R$ 66 (R$ 79 at 12/31/2022), and the total fair value of these operations is R$ 146,738 (R$ 146,013 at 12/31/2022). 06/30/2023 12/31/2022 Risk leveis AA A B e D E F G H Total Total Loan operations 426,794 157,358 70,471 34,056 9,489 5,979 5,873 4,773 19,031 733,824 739,407 Loans and discounted trade receivables 178,117 125,853 59 ,897 26 ,971 7,765 4,856 4,913 4,148 17,132 429 ,652 434 ,320 Financing 84 ,533 17,815 6,172 4,505 921 770 567 460 1,322 117,065 126,114 Farming financing 11 ,844 2,514 391 66 6 2 3 14,827 14,380 Real estale financing 152,300 11 ,176 4,011 2,514 797 352 391 165 574 172,280 164,593 Lease operations 2,765 3,574 830 495 88 56 23 30 80 7,941 7,849 Credit card operations 2,723 110,515 13,042 2,431 1,390 1,413 1,620 2,107 7,083 142,324 148,471 Advance on exchange contracts 111 11,037 504 278 32 22 55 17 24 1 11,970 9,613 Other sundry receivables 121 238 171 98 7 25 120 464 1,124 848 Total operations with credit granting characteristics 443,557 272,122 84,719 37,014 10,990 7,510 7,558 7,054 26,659 897,183 906,188 Financial guarantees provided 93,905 91,779 Total with Financial guarantees provided 443,557 272,122 84,719 37,014 10,990 7,510 7,558 7,054 26,659 991,088 997,967 Total operations with credit granting characteristics at 449,567 277,998 83,345 34,004 13,122 8,492 7,436 7,272 24,952 906,188 12/31/2022 1) lncludes advances on exchange contracts and lncome recei vable from advances granted, reclassified from Liabili ties - Foreign exchange portfolio / Other recei vables (Note 2a). 2) lncludes securities and cred its recei vable, debtors for purchase of assets and Endorsements and sureties honored. 3) Recorded in Offsetting accounts. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E II - By maturity and risk level 06/30/2023 12/31/2022 AA A B e D E F G H Total Total Overdue Operations Falling due installments 3,309 3,546 2,393 2,298 2,280 1,867 7 ,700 23,393 21,094 01 to 30 137 158 113 113 109 90 396 1,116 1,048 31 to 60 122 143 104 107 104 84 376 1,040 1,001 61 to 90 121 132 96 98 97 81 345 970 871 91 to 180 331 366 258 267 263 221 930 2,636 2,383 181 to 365 529 592 425 433 440 368 1,506 4,293 3,909 Over 365 days 2,069 2 ,155 1,397 1,280 1,267 1,023 4,147 13,338 11 ,882 Overdue installments 1,107 1,302 1,538 1,803 2,234 3,235 12,195 23,414 23,122 01 to 14 11 55 36 41 43 33 164 383 359 15 to 30 1,064 260 133 104 120 86 334 2,101 1,844 31 to 60 32 951 172 537 311 254 546 2,803 2,506 61 to 90 25 1,157 136 528 275 618 2,739 2,521 91 to 180 11 40 936 1,153 2,501 2,351 6,992 6,900 181 to 365 49 79 86 8,067 8,281 8,845 Over 365 days 115 115 147 Subtotal (a) 4,416 4 ,848 3,931 4 ,101 4,514 5,102 19,895 46,807 44,216 Subtotal 12/31/2022 3,988 4,522 3,796 4,137 4,360 5,039 18,374 44,216 Non-overdue operations Falling due installments 442,176 270,716 79,950 31 ,971 7,004 3,359 2,993 1,909 6 ,638 846,716 857,842 01 to 30 37,316 59,687 14,215 4 ,293 588 353 451 206 2,984 120,093 120,450 31 to 60 31 ,235 26,471 6,050 2 ,042 348 152 143 77 365 66,883 74,268 61 to 90 20,826 19,052 5,544 1,554 235 208 116 63 189 47,787 49,273 91 to 180 45,010 37,493 11 ,533 4 ,512 642 365 277 385 657 100,874 104,052 181 to 365 62,335 38,394 13,348 6 ,135 1,021 451 370 249 729 123,032 119,497 Over 365 days 245,454 89,619 29,260 13,435 4,170 1,830 1,636 929 1,714 388,047 390,302 Overdue up to 14 days 1,381 1,406 353 195 55 50 51 43 126 3,660 4,130 Subtotal (b) 443,557 272,122 80,303 32,166 7,059 3,409 3,044 1,952 6 ,764 850,376 861 ,972 Subtotal 12/31 /2022 449,567 277,998 79,357 29,482 9,326 4,355 3,076 2,233 6 ,578 861 ,972 06/30/2023 Total Portfolio (a+b) 443,557 272,122 84,719 37,014 10,990 7,510 7,558 7,054 26,659 897,183 906,188 Allowance 131 (1,958) (2,348) (3,120) (3,060) (3 ,296) (3 ,754) (5,290) (7,053) (26,659) (57,334) (56,590) Current provision (28,759) (28,817) Non-current provision (28,575) (27,773) 12/31/2022 Total Portfolio 449,567 277,998 83,345 34,004 13,122 8,492 7,436 7,272 24,952 906,188 Allowance 131 12,oHl \2,456l \2,326l \3,397l \3 ,935l \4 ,245l \5,204l 11,211i \24,952l \56,59ol 1) Operations with overdue installments for more than 14 days or under contrai oi administrators or in companies in the process oi declaring bankruptancy. 2) The balance oi non-accrual operations amounts to R$ 33,274 (R$ 32,201 at 12/31/2022). 3) lncludes Provision for Loan Commitments and Financial Guarantees Provided. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio: 06/30/2023 12/31/2022 AA A B e D E F G H Total Total Overdue Operations Falling due installments 811 1,099 618 635 465 314 2 ,074 6,016 5,467 01 to 30 45 62 36 33 22 15 115 328 288 31 to 60 42 55 33 31 21 14 108 304 283 61 to 90 40 52 30 28 19 13 98 280 249 91 to 180 112 146 81 77 53 36 263 768 684 181 to 365 188 246 132 128 92 62 421 1,269 1,138 Over 365 days 384 538 306 338 258 174 1,069 3,067 2,825 Overdue installments 302 402 546 676 835 1,204 4 ,745 8,710 9,171 01 to 14 4 28 16 15 9 6 54 132 119 15 to 30 290 47 27 30 21 12 75 502 483 31 to 60 8 320 58 188 61 25 157 817 879 61 to 90 5 439 57 260 58 181 1,000 1,005 91 to 180 2 6 384 465 1,086 781 2,724 2,903 181 to 365 2 19 17 3,467 3,505 3,758 Over 365 days 30 30 24 Subtotal (a) 1,113 1,501 1,164 1,311 1,300 1,518 6 ,819 14,726 14,638 Subtotal 12/31/2022 1,167 1,525 1,191 1,453 1,377 1,393 6 ,532 14,638 Non-overdue operations Falling due installments 35,907 80,422 9,100 2 ,662 817 678 479 334 850 131,249 130,619 01 to 30 2,836 29,010 2,919 262 93 107 73 40 164 35,504 36,467 31 to 60 1,866 12,910 1,424 201 64 61 43 25 83 16,677 17,941 61 to 90 1,687 8,752 1,015 169 52 48 33 19 57 11 ,832 10,929 91 to 180 4,560 14,303 1,824 409 118 105 71 44 111 21,545 21 ,160 181 to 365 7,550 8,678 1,228 546 151 113 77 55 117 18,515 17,927 Over 365 days 17,408 6,769 690 1,075 339 244 182 151 318 27,176 26,195 Overdue up to 14 days 94 506 83 27 12 12 10 5 14 763 756 Subtotal (b) 36,001 80,928 9,183 2 ,689 829 690 489 339 864 132,012 131 ,375 Subtotal 12/31 /2022 34,703 82,344 8,733 1,680 1,325 745 544 421 880 131 ,375 06/30/2023 Total Portfolio (a+b) 36,001 80,928 10,296 4 ,190 1,993 2,001 1,789 1,857 7 ,683 146,738 146,013 Allowance 131 (179) (809) (819) (420) (601) (1,022) (1,265) (1,857) (7,683) (14,655) (14,552) Current provision (11,420) (12,727) Non-current erovision (3,235) (1,825) 12/31/2022 Total Portfolio 34,703 82,344 9,900 3,205 2,516 2,198 1,921 1,814 7 ,412 146,013 Allowance 131 1113l (823l [776l (322l [757l 11 , 119l [1 ,357l p ,813l 11,4 12i [14,552l 1) Operations with overdue installments for more than 14 days or under contrai of administrators or in companies in the process of declaring bankruptancy. 2) The balance of non-accrual operations amounts to R$ 11 ,103 (R$ 11 ,076 at 12/31/2022). 3) lncludes Provision for Loan Commitments. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E III - By business sector In ITAÚ UNIBANCO HOLDING the portfolio is mainly composed of Private sector, of which 84.0% is held by individuals (84.4% at 12/31/2022) and 16.0% by Companies (15.6% at 12/31/2022). 06/30/2023% 12/31/2022 % Public Sector 3,834 0.4% 3,618 0.4% Petrochemical and chemical 419 183 State and local governments 2 ,008 0.2% 1,802 0.2% Sundry 1,407 0.2% 1,633 0.2% Private sector 893,349 99.6% 902,570 99.6% Companies 398,612 44.5% 406,238 44.9% Sugar and alcohol 2 ,819 0.3% 3,085 0.3% Agribusiness and fertilizers 24,567 2.7% 26,225 2.9% Food and beverage 20,237 2.3% 22,167 2.4% Banks and other financial institutions 14,473 1.6% 15,432 1.7% Capital assets 7,380 0.8% 7,337 0.8% Pulp and paper 4 ,100 0.5% 4,272 0.5% Publishing and printing 2 ,250 0.3% 2,168 0.2% Electronic and IT 8 ,067 0.9% 8,735 1.0% Packaging 4 ,299 0.5% 4,584 0.5% Energy and sewage 7,119 0.8% 8,196 0.9% Education 3,430 0.4% 3,386 0.4% Pharmaceuticals and cosmetics 10,997 1.2% 11 ,381 1.3% Real estate agents 37,056 4.1% 33,856 3.7% Entertainment and tourism 8 ,018 0.9% 7,756 0.9% Wood and furniture 6 ,649 0.7% 7,349 0.8% Construction materiais 7,459 0.8% 7,591 0.8% Steel and metallurgy 11 ,506 1.3% 11 ,491 1.3% Media 708 0.1% 801 0.1% Mining 4 ,741 0.6% 4,829 0.6% lnfrastructure work 8 ,795 0.9% 9,021 0.9% Oil and gas <1 > 9 ,759 1.1% 9,913 1.1% Petrochemical and chemical 11 ,641 1.3% 12,015 1.3% Health care 5,717 0.6% 5,706 0.6% lnsurance, reinsurance and pension plans 298 196 Telecommucations 2 ,870 0.3% 2,727 0.3% Third sector 3,464 0.4% 3,931 0.4% Tradings 4 ,034 0.4% 3,743 0.4% Transportation 30,149 3.4% 32,324 3.6% Domestic appliances 2 ,997 0.3% 3,451 0.4% Vehicles and autoparts 19,674 2.2% 18,629 2.1% Clothing and shoes 5,840 0.7% 6,411 0.7% Commerce - sundry 32,919 3.7% 32,211 3.6% lndustry - sundry 10,812 1.2% 13,296 1.5% Services - sundry 44,547 5.0% 44,059 4.9% Sundry 19,221 2.2% 17,964 2.0% Individuais 494,737 55.1% 496,332 54.7% Credit cards 137,585 15.3% 144,255 15.9% Mortgage loans 159,270 17.8% 153,275 16.9% Consumer loans / checking account 165,254 18.4% 166,958 18.4% Vehicles 32,628 3.6% 31,844 3.5% Grand total 897,183 100.0% 906,188 100.0% 1) Comprises trade of fuel. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E IV - Financial guarantees provided by type b) Credit concentration c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided At 06/30/2023, the balance of the provision regarding the loan portfolio is equivalent to 6.4% (6.2% at 12/31/2022). The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING: The Additional Allowance includes Provision for Loan Commitments. Type of guarantee Endorsements or sureties pledged in legal and administrative tax proceedings Sundry bank guarantees Other financial guarantees provided Restricted to lhe distribution of marketable securities by Public Offering Restricted to bids, auctions, service provision or execution of works Restricted to international trade of goods Restricted to supply of goods Total Loan, lease and other credit operations 111 Largest debtor 1 O largest debtors 20 largest debtors 50 largest debtors 100 la rgest debtors 1) Amounts include Financial guarantees provided. Opening balance - 01/01 Net increase for the period Minimum Financial Guarantees Provided Additional Write-Off Other Closing balance (1l Minimum Financial Guarantees Provided Additional (2l 06/30/2023 12/31/2022 Portfolio Provision Portfolio Provision 31,824 (217) 30,836 (207) 43,139 (352) 39,820 (329) 10,833 (165) 11 ,044 (181) 3,661 (6) 5,392 (9) 2,079 (42) 2,018 (43) 1,165 (12) 1,169 (15) 1,204 (2) 1,500 (3) 93,905 (796) 91,779 (787) 06/30/2023 12/31/2022 Risk % of total Risk % of total 5,570 0.6% 5,916 0.6% 33,586 3.4% 33,265 3.3% 51,263 5.2% 50,714 5.1% 83,555 8.4% 85,421 8.6% 116,061 11.7% 11 8,009 11.8% 06/30/2023 12/31/2022 (56,590) (48,931) (18,504) (31 ,233) (18,888) (31 ,200) (9) 31 393 (64) 17,650 22,502 110 1,072 (57,334) (56,590) (39,712) (38,584) (796) (787) (16,826) (17,219) 1) The provision for loan losses regarding lhe lease portfolio amounts to: R$ (180) (R$ (177) at 12/31/2022). 2) lncludes Provision for Loan Commitments. 06/30/2023 12/31 /2022 Opening balance - 01/01 (14,552) Partial Spin-off of Banco ltaucard S.A. (14,022) Net increase for the period (6,134) (1,167) Minimum (6,181) (1,243) Additional 47 76 Write-Off 6,031 637 Closing balance (14,655) (14,552) Minimum (11 ,310) (11 ,160) Additional (3,345) (3,392) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E d) Renegotiation of credits In ITAÚ UNIBANCO HOLDING the renegotiated loans balance in the period totaled R$ 6,157 (R$ 4,976 at 12/31/2022), and its respective provision for losses was R$ (2,895) (R$ (2,338) at 12/31/2022). e) Restricted operations on assets At 06/30/2023 and 06/30/2022 there were no balances in default. f) Operations of sale or transfers and acquisition of financial assets From 01/01 to 06/30/2023 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 132 (R$ 71 from 01/01 to 06/30/2022), net of the Provision for Loan Losses. 06/30/2023 Total renegotiated loans (-) Renegotiated loans overdue up to 30 days (2) Renegotiated loans overdue over 30 days l2l Portfolio 111 40,942 (14,052) 26,890 1) The amount related to renegotiated loans up to 30 days of the Lease Portfolio are: 2) Delays determined upon renegotiation. Provision for Loan Losses (15,880) 3,846 (12,034) % 38.8% 27.4% 44.8% R$ 76 (R$ 73 at 12/31 /2022). 12/31/2022 Portfolio 111 37 ,253 (14 ,177) 23 ,076 Provision for Loan Losses (13,663) 3,131 (10 ,532) % 36.7% 22.1% 45.6% See below lhe information related to lhe restricted operations involving asseis, in accordance with CMN Resolution nº. 2,921 , of January 17, 2002 06/30/2023 12/31/2022 01/01 to 01/01 to 06/30/2023 06/30/2022 O -30 31 -180 181 - 365 Over 365 Total Total Incarne Incarne days (expenses) (expenses) Restricted operations on asseis Loan operations 6,676 6,676 7,273 (353) (17 1) Liabilities - restricted operations on asseis Foreign borrowing through securities 6,677 6,677 7,274 353 171 ITAÚ UNI BANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial asseis in which there was retention of credit risks of financial asseis transferred under co-obligation covenants. Thus, these credits are still recorded in lhe Consolidated Balance Sheet and are represented as follows: 06/30/2023 Nature of operation Assets Liabilities 111 Bookvalue Fair value Bookvalue Fairvalue Mortgage Loan Working capital Total 1) Under Other liabi lities Sundry. 154 552 706 154 552 706 154 552 706 154 552 706 12/31/2022 Assets Bookvalue 170 602 772 Fair value 168 602 770 Liabilities 111 Book value 170 602 772 Fair value 168 602 770 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E g) Government Programs for Granting Credit 06/30/2023 12/31/2022 Risk levels AA A B e D E F G H Total Total Emergency Employment Support Program (PESE) 4 104 29 6 2 7 7 39 199 734 Existi ng a I Iowa nce 111 (1) (1) (6) (8) (15) National Support Program for Micro and Small Companies 2 1,784 4 ,267 2 ,299 4 69 50 64 8 ,540 6 ,567 (PRONAMPE) Exist ing allowance 121 (8) (43) (69) (21) (25) (45) (1) (212) (164) Emergency Program for Access to Credil (PEAC FGI) 4 ,545 5,280 1,989 425 133 119 144 79 49 12 ,763 10,820 Existing allowance 121 (26) (20) (13) (13) (36) (72) (55) (49) (284) (277) 1) Allowance recognized on l he loan porl ion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of lhe loan portfolio. 2) Allowance considers the double counting of delay periods for risk levei classification purposes. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 7 - Funding, borrowing and onlending a) Summary b) Deposits c) Deposits received under securities repurchase agreements 06/30/2023 12/31/2022 0-30 31-180 181-365 Over 365 days Total Total Deposits 346,367 63 ,165 21,276 492 ,473 923,281 871,438 Deposits received under securities repurchase 290,343 1,090 1,322 50 ,719 343 ,474 320,517 agreements Funds from acceptanoes and issuanoe of securities 4,777 33 ,252 37 ,936 213,871 289 ,836 256 ,495 Borrowing and onlending 10,365 34 ,594 42 ,788 14,689 102 ,436 11 5,441 Subordinated debt 844 43 ,340 44 ,184 54 ,540 Total 651 ,852 132,101 104,166 815,092 1,703,211 1,618,431 % per maturity date 38 .3% 7.8% 6.1% 47 .8% 100 0% Total - 12/31/2022 672,576 159,927 124,704 661 ,224 1,618,431 % per maturity date 41.5% 9.9% 7.7% 40 .9% 100 0% 06/30/2023 12/31/2022 0-30 31 -180 181-365 Over 365 days Total Total lnterest-bearing deposits 225,560 63,165 21 ,276 492,473 802,474 748,873 Savings deposits 174,464 174,464 179,764 1 nterbank deposits 1,140 5,125 669 853 7,787 4,894 Time deposits 49,956 58,040 20,607 491 ,620 620,223 564,215 Non-interest bearing deposits 120,807 120,807 122,565 Demand deposits 114,061 114,061 117,587 Other deposits 6,746 6,746 4,978 Total 346,367 63,165 21 ,276 492,473 923,281 871,438 % per maturity date 37.5% 6.8% 2.3% 53.4% 100.0% Total - 12/31/2022 360,548 75,395 62,860 372,635 871 ,438 % per maturity date 41.4% 8.7% 7.2% 42.7% 100.0% 06/30/2023 12/31/2022 O - 30 31 - 180 181 -365 Over 365 days Total Total Own portfolio 152,929 385 25 88 153,427 100,488 Government securities 131 ,965 43 132,008 76,335 Corporate secu rities 19,060 309 19,369 22,562 Own issue 1 6 7 7 Foreign 1,904 32 25 82 2,043 1,584 Third-party portfolio 112,798 11 2,798 144,716 Free portfolio 24,616 705 1,297 50,631 77,249 75,313 Total 290,343 1,090 1,322 50,719 343,474 320,517 % per maturity date 84.5% 0.3% 0.4% 14.8% 100.0% Total - 12/31/2022 291 ,295 5,697 816 22,709 320,517 % per maturity date 90.9% 1.8% 0.3% 7.0% 100.0% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E d) Funds from acceptances and issuance of securities 06/30/2023 12/31/2022 0-30 31-180 181-365 Over 365 days Total Total Real estate, mortgage, credit and similar notes 4,438 29,854 32,691 148,255 215,238 181,580 Financial bills 37 859 10,983 64,926 76,805 66,605 Real estale credit bills 1,925 14,483 11,596 11,141 39,145 28,117 Rural credit bills 2,448 12,432 7,872 20,718 43,470 36,283 Guaranteed real estale bills 28 2,080 2,240 51,470 55,818 50,575 Foreign loans through securities 310 3,114 4,893 58,625 66,942 70,594 Brazil risk note programme 76 616 723 6,643 8,058 13,893 Structure note issued 89 777 1,862 5,410 8,138 7,244 Bonds 1,482 1,901 36,745 40,128 38,194 Fixed rate notes 66 4 2 6,733 6,805 7,282 Eurobonds 2 19 2 8 18 841 885 Mortgage notes 97 98 116 other 77 216 402 2,179 2,874 2,980 Funding from structured operations certificates (1) 29 284 352 6,991 7,656 4,321 Total 4,777 33,252 37,936 213,871 289,836 256,495 % per maturity date 1.6% 11.5% 13.1% 73.8% 100.0% Total - 12/31/2022 12,436 23,085 34,933 186,041 256,495 % per maturity date 4.9% 9.0% 13.6% 72.5% 100.0% 1) The fair value oi Fundíng from structured operatíons certíficates íssued is R$ 8,592 (R$ 4,949 at 12/31/2022). Guaranteed Real Estate Notes Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The "lnstrument of LIG lssue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos reg ulatórios / letra imobiliária garantida. 1 - Breakdown of Asset Portfolio The asset portfolio linked to LIGs corresponds to 2.58% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. lts breakdown is presented in the table below. Further details are available in lhe Statement of Assei Portfolio - SAP, in lhe section resultados e relatórios / documentos regulalórios / letra imobiliária garantida. 06/30/2023 12/31/2022 Real estale loans 65,405 63,471 Government securities - Brazil 1,284 1,503 Total asset portfolio 66,689 64,974 Total adjusted asset portfolio 66,689 64,974 Liabilities for issue of LIGs 55,818 50,575 Remunerat ion of the Fiduciary Agent 3 3 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E e) Borrowing and onlending f) Subordinated debt, including perpetual debts In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 0 (R$ 9,822 at 12/31/2022) with maturity from 31 to 180 days and R$ 19,223 (R$ 20,801 at 12/31/2022) with maturity over 365 days, totaling R$ 19,223 (R$ 30,623 at 12/31/2022) and Subordinated Financial Bills in the amount of R$ 17,370 (R$ 16,306 at 12/31/2022) with maturity over 365 days. li - Requirements of asset portfolio 06/30/2023 12/31/2022 Breakdown 98.1% 97.7% Sufficiency Notional amount 119.8% 128.9% Present value under stress 108.7% 103.9% Weighted average term Of the asset portfolio 146.4 months 146.6 months Of outstanding LIGs 41.2 months 43.0 months Liquidity Net assets 3,078 1,789 06/30/2023 12/31/2022 0-30 31 -180 181-365 Over 365 days Total Total Borrowing 9,933 32,867 41,219 6,316 90,335 103,585 ln Brazil 2,103 2,103 20,231 Foreign < 1 > 7,830 32,867 41 ,219 6,316 88,232 83,354 Onlending - ln Brazil - Official lnstitutions 432 1,727 1,569 8,373 12,101 11,856 BNDES 181 365 277 2,857 3,680 4,098 FINAME 243 1,215 1,260 5,086 7,804 7,026 Other 8 147 32 430 617 732 Total 10,365 34,594 42,788 14,689 102,436 115,441 % per maturity date 10.1% 33.8% 41.8% 14.3% 100.0% Total - 12/31/2022 8,297 45,899 26,095 35,150 115,441 % per maturity date 7.2% 39.8% 22.6% 30.4% 100.0% 1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. 06/30/2023 12/31/2022 Note O - 30 31 - 180 181 - 365 Over 365 days Total Total Financial bills 17,370 17,370 16,306 Euronotes 19,197 19,197 30,503 (-) Transaction costs incurred 2c lV (1) Bonds 844 6,773 7,617 7,732 Total 844 43,340 44,184 54,540 o/o per maturity date 1.9% 98.1% 100.0% Total - 12/31/2022 9,851 44,689 54,540 o/o per maturity date 18.1% 81 .9% 100.0% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Name of security / currency Principal amount lssue Maturity Return p.a. 06/30/2023 12/31/2022 (original currency) Subordinated financial bills - BRL 2,146 2019 Perpetuai 114% of SELIC 2,416 2,249 935 2019 Perpetuai SELIC + 1.17% to 1.19% 985 1,047 50 2019 2028 COI + 0.72% 66 62 2,281 2019 2029 COI + 0.75% 3,028 2,834 450 2020 2029 COI + 1.85% 591 550 106 2020 2030 IPCA + 4.64% 146 138 1,556 2020 2030 COI + 2% 2,051 1,907 5,488 2021 2031 COI + 2% 6,965 6,478 1,005 2022 Perpetuai COI + 2.4% 1,122 1,041 Total 17,370 16,306 Subordinated euronotes - USD 1,870 2012 2023 5.13% 9,735 1,250 2017 Perpetuai 7.72% 3,694 6,516 750 2018 Perpetuai 6.50% 3,632 3,985 750 2019 2029 4.50% 3,427 3,932 700 2020 Perpetuai 4.63% 2,423 3,708 501 2021 2031 3.88% 6,021 2,623 200 2022 Perpetuai 6.80% 3 Total 19,197 30,502 Subordinated bonds - CLP 180,351 2008 2033 3.50% to 4.92% 1,476 1,476 97 ,962 2009 2035 4.75% 1,141 1,133 1,060,250 2010 2032 4.35% 113 112 1,060,250 2010 2035 3.90% to 3.96% 259 257 1,060,250 2010 2036 4.48% 1,236 1,225 1,060,250 2010 2038 3.93% 901 892 1,060,250 2010 2040 4.15% to 4.29% 694 687 1,060,250 2010 2042 4.45% 338 335 57, 168 2014 2034 3.80% 442 438 Total 6,600 6,555 Subordinated bonds - COP 104 ,000 2013 2023 IPC + 2% 115 146,000 2013 2028 IPC + 2% 173 161 780 ,392 2014 2024 LIB 844 901 Total 1,017 1,177 Total 44,184 54,540 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 8 - Insurance, private pension plan and premium bonds operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: • Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis. • Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement. • Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations. • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. • Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. • Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations. • Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted. • Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. II - Premium Bonds • Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds. • Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E • Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held. • Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received. • Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held. • Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E a) Technical provisions balances b) Assets guaranteeing technical provisions lnsurance Pension plan Premium bonds Total 06/30/2023 12/31/2022 06/30/2023 12/31/2022 06/30/2023 12/31/2022 06/30/2023 12/31/2022 Uneamed premiums (PPNG) 3,837 3,615 11 12 3,848 3,627 Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) 37 30 244,345 228,786 244,382 228,816 Redemptions and other unsettled amounts (PVR) 23 23 497 394 520 417 Financial surplus (PEF) 790 729 790 729 Unsetlled claims (PSL) 506 503 78 74 584 577 Claims / events incurred but not reported (IBNR) 380 345 26 26 406 371 Administrative (PDA) and related expenses (POR) 30 32 50 49 80 81 Mathematical provision for premium bonds (PMC) and redemption (PR) 3,235 3,307 3,235 3,307 Prize draws payable (PSP) and to be held (PSR) 7 10 7 10 Other provisions 142 135 142 135 Total technical provisions (a) 4,955 4,683 245,797 230,070 3,242 3,317 253,994 238,070 Current 3,770 3,588 663 555 3,242 3,317 7,675 7,460 Non-current 1,185 1,095 245,134 229,515 246,319 230,610 lnsurance Pension plan Premium bonds Total 06/30/2023 12/31/2022 06/30/2023 12/31/2022 06/30/2023 12/31/2022 06/30/2023 12/31/2022 lnterbank investments Securities and derivative financial instruments PGBL / VGBL fund quotas 111 Government securities - Brazil National treasury bills, Financial treasury bills and National treasury notes Repurchase agreements Corporate securities Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory and Commercial Notes Financial bills other PGBL / VGBL fund quotas other securities 121 Other government securities and private securities Receivables from insurance and reinsurance operations 131 Credit rights other credits Total Guarantee Asseis (b) Total Excess Coverage (b-a) 443 2,799 2,799 1,836 1,537 299 5,078 123 349 2,597 2,597 1,895 1,625 270 4,841 158 1,392 244,865 232,498 165 231 138,326 26 ,905 57 498 39 ,218 17,395 885 9,456 313 12,367 236 236 246,493 696 1,007 229,739 216,467 148 520 119,920 28 ,600 49 804 32 ,340 16,595 869 17,487 656 13,272 992 2,393 625 2,836 2,836 230,746 3,385 3,461 676 ---~1,....4'"'3---~..,.144.,.-,- 2,827 250,057 232,498 165 231 138,326 26 ,905 57 498 39 ,218 17,395 885 9,456 313 17,559 2,072 1,537 535 254,956 962 1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities- trad ing securities, with a counterparty to lliabilitie in Pension plan techn ical provision accounts (Note 8a). 2) lncludes Derivative financial instruments, Share Loans and Accounts Receivable/Payable. 3) Recorded under Other recei vables and Other assets. 1,981 235,172 216,467 148 520 119,920 28 ,600 49 804 32 ,340 16,595 869 17,487 656 18,705 1,895 1,625 270 239,048 978 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 9 - Provisions, contingent assets and contingent liabilities In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. I - Civil, labor and other risks provisions Below are the cha nges in civil, labor and other risks provisions: 06/30/2023 12/31/2022 Note Civil Labor Other Risks Total Total Opening balance - 01/01 3,231 8,186 1,844 13,261 13,094 (-) Provisions guaranteed by indemnity clause 2cXVI (207) (952) (1,159) (1,104) Subtotal 3,024 7,234 1,844 12,102 11,990 Adjustment / lnterest 94 256 350 660 Changes in lhe period reflected in income 609 1,317 277 2,203 3,711 1 ncrease < 1 > 852 1,456 302 2,610 4,535 Reversai (243) (139) (25) (407) (824) Payment (585) (1,399) (12) (1,996) (4,259) Subtotal 3,142 7,408 2,109 12,659 12,102 (+) Provisions gua ranteed by indemnity cla use 2cXVI 204 970 1,174 1,159 Closing balance 3,346 8,378 2,109 13,833 13,261 Current 1,410 3,012 2,109 6,531 4,711 Non-current 1,936 5,366 7,302 8,550 Closing balance at 12/31/2022 3,231 8,186 1,844 13,261 1) lncludes, in lhe labor provision, lhe effects of lhe Voluntary Severance Program at 12/31 /2022 (Note 22d). DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E II - Tax and social security provisions The main discussions related to Tax and social security obligations are described below: • INSS – Non-compensatory Amounts – R$ 1,913: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,229. • PIS and COFINS – Calculation Basis – R$ 689: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 675. III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 5,386 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 731 (R$ 637 at 12/31/2022). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 43,248 (R$ 40,958 at 12/31/2022), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 10,277: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • ISS – Banking Activities/Provider Establishment – R$ 6,692: the levy and/or payment place of ISS for certain banking revenues are discussed. • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,570: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies. • IRPJ and CSLL – Goodwill – Deduction – R$ 3,795: the deductibility of goodwill for future expected profitability on the acquisition of investments. Tax and social security provisions correspond to lhe principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows lhe change in lhe provisions Opening balance - 01/01 (-) Provisions guaranteed by indemnity clause Subtotal Adjustment / lnterest Changes in the period reflected in incarne lncrease Reversai Payment Subtotal (+) Provisions guaranteed by indemnity clause Closing balance Current Non-current Closing balance at 12/31/2022 Note Legal Obligation - Note 11c 2,895 2cXVI 2,895 73 74 75 (1) 3,042 2cXVI 3,042 3,042 2,895 06/30/2023 12/31/2022 Tax and Social Security Obligations Total Total 3,319 6,214 6,498 (75) (75) (71) 3,244 6,139 6,427 118 191 628 (136) (62) (829) 13 88 156 (1 49) (150) (985) (38) (38) (86) 3,188 6,230 6,140 77 77 74 3,265 6,307 6,214 4 3,265 6,307 6,210 3,319 6,214 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,532: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations. • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,339: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Disallowance of Losses – R$ 1,207: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 954: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. c) Accounts receivable – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 971 (R$ 899 at 12/31/2022) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims. d) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNI BANCO HOLDING CONSOLIDATED and basically consist oi: 06/30/2023 12/31/2022 Note Civil Labor Tax Total Total Deposits in guarantee 10a 1,853 2,154 9,389 13,396 13,001 lnvestment fund quotas 435 123 18 576 615 Surety 65 54 5,419 5,538 5,262 lnsurance bond 1,747 1,499 17,408 20,654 19,256 Guarantee by government securities 312 312 292 Total 4,100 3,830 32,546 40,476 38,426 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 10 - Breakdown of accounts a) Other receivables - Sundry b) Foreign exchange portfolio c) Prepaid expenses Foreign exchange portfolio Trading and intermediation of securities Deposits in guarantee of contingencies, provisions and legal obligations Operations without credil granting characteristics, net of provisions Incarne receivable Sundry domestic Receivables from insurance and reinsurance operations Sundry foreign Net amount receivables from reimbursement of provisions Asseis of post-employment benefit plans Other Total Current Non-current Assets - other receivables Exchange purchase pending settlement - foreign currency Bílis of exchange and term documents - foreign currency Exchange sale rights - local currency (Advances received) - local currency Liabilities - other liabilities Exchange sales pending settlement- foreign currency Liabilities from purchase of foreign currency - local currency Other Offsetting accounts Outstanding import credits - foreign currency Confirmed export credits - foreign currency Publicity and advertising Commissions related to software maintenance Commissions Related to insurance and pension plan Related to vehicle financing Other Credit Card Operating Expenses Legal Protection lnsurance Municipal Tax Other Total Current Non-current Note 10b 9d 9c 19e Note 10a 2a, 10d 06/30/2023 12/31/2022 123,043 115,651 20,936 18,505 13,396 13,001 9,580 7,951 3,007 3,331 5,576 4,972 2,050 1,933 1,936 965 971 899 387 411 2,029 1,991 182,911 169,610 154,832 150,127 28,079 19,483 06/30/2023 12/31/2022 123,043 115,651 65,292 60,978 2 21 59,234 55,582 (1 ,485) (930) 126,539 118,231 60,304 57,095 66,060 60,903 175 233 4,669 3,504 2,748 1,984 1,921 1,520 06/30/2023 12/31/2022 1,092 1,064 985 777 273 260 21 20 11 9 241 231 359 474 165 171 73 5 1,495 1,123 4,442 3,874 3,779 3,109 663 765 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E d) Other liabilities - Sundry e) Commissions and Banking Fees f) Personnel expenses Foreign exchange portfolio Payment transactions Trading and intermediation of securities Charging and collection of taxes and similar Social and statutory Transactions related to credit assignments Provisions for sundry payments Sundry foreign Sundry domestic Personnel provision Funds to be released Obligations on official agreements and rendering of payment services Liabilities from post-employment benefit plans lncome receivable Other Total Current Non-current Credit and debit cards Current account services Asset management Funds Consortia Credit operations and Financial guarantees provided Credit operations Financial guarantees provided Collection services Advisory services and Brokerage Custody services Other Total Compensation, Payroll charges, Welfare benefits, Dismissals and Training (1) Employees' profrt sharing and Share-based payment Total 1) At 06/30/2022, includes lhe effects of lhe Voluntary Severance Program (Note 22d). Note 10b 6f 19e 06/30/2023 126,539 56,426 22,847 8,526 8,601 706 2,984 3,985 4,810 2,882 2,073 2,126 2,253 1,768 1,499 248,025 232,824 15,201 01/01 to 06/30/2023 10,279 3,522 3,905 3,226 679 1,402 690 712 1,014 1,520 293 1,511 23,446 01/01 to 06/30/2023 (10,892) (3,061) (1 3,953) 12/31/2022 118,231 57,688 21 ,136 478 10,375 772 2,745 4,430 5,373 2,403 3,547 1,725 2,320 2,543 1,376 235,142 225,379 9,763 01/01 to 06/30/2022 9,277 3,886 4,029 3,584 445 1 460 816 644 976 1,780 315 1,289 23,012 01/01 to 06/30/2022 (10,768) (2,734) (1 3,502) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E g) Other administrative expenses h) Other operating expenses Note 11 - Taxes Third-Party and Financial Systern Services, Security, Transportation and Travei expenses Data processing and telecornrnunications lnstallations and Materiais Depreciation and arnortization Advertising, prornotions and publicity Other Total Selling - credit cards Selling of non-financial products Operations without no credit granting characteristics, net of provision Arnortization of goodwill Clairns lasses Refund of interbank costs lrnpa irment Other Total 01 /01 to 06/30/2023 (3,942) (2,429) (1,780) (2,529) (893) (666) (12,239) 01/01 to 06/30/2023 (2,873) (978) (253) (131) (316) (21 8) (38) (768) (5,575) 01 /01 to 06/30/2022 (3,677) (1,963) (1,765) (2,031) (773) (727) (1 0,936) 01/01 to 06/30/2022 (2 ,915) (1,015) 137 (119) (437) (194) (1) (926) (5,470) ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Incarne Tax and Social Contribulion on Net Incarne. Taxes are calculaled at lhe rales shown below and consider, for effects of respective calculal ion bases, lhe legislal ion in force applicable to each charge. Incarne tax Additional incarne tax Social contribulion on net incarne 15.00% P1s <1> 1 O 00% COFINS < 1 > 20.00% ISS up to 1) For non-f inancial subsidiaries that fali into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. 0.65% 4 00% 5.00% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E a) Expenses for taxes and contributions I - Breakdown of Income tax and social contribution calculation on net income: II - Tax expenses The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (842) (R$ (159) from 01/01 to 06/30/2022) and are mainly composed of PIS, COFINS and ISS. III - Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022. Due on operations for the period lncorne before incorne tax and social contribution Charges (incarne tax and social contribulion) ai lhe rates in effect lncrease / decrease in incorne tax and social contribution charges arising frorn: Equity incarne in affiliates and joint ventures Foreign exchange variation on investrnents abroad lnterest on capital Other nondeductible expenses net of non taxable incarne < 1 > lncorne tax and social contribution expenses Related to ternporary differences lncrease / (reversai) for lhe period (Expenses) / lncorne related to deferred taxes Total incorne tax and social contribution expenses 1) lncludes temporary (additions) and exclusions. PIS and COFINS ISS Other Total 01/01 to 06/30/2023 20,399 (9,179) 298 16 2,749 (234) (6,350) 3,130 3,130 (3,220) 01/01 to 06/30/2023 (3,700) (802) (554) (5,056) 01/01 to 06/30/2022 19,341 (8,703) 296 (24) 525 3,084 (4,822) 325 325 (4,497) 01/01 to 06/30/2022 (3,510) (788) (389) (4,687) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E b) Deferred taxes I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 14,256 (R$ 12,025 at 12/31/2022) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,271 (R$ 1,268 at 12/31/2022), Provision for loan losses of R$ 11,627 (R$ 9,233 at 12/31/2022), Administrative provisions of R$ 71 (R$ 77 at 12/31/2022), Provisions for legal, tax and social security obligations of R$ 322 (R$ 397 at 12/31/2022), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 49 (R$ 79 at 12/31/2022), and Provision for reward program of R$ 325 (R$ 440 at 12/31/2022). Reflected in income Provis ion for loan lasses Related to tax lasses and social contribution loss carryforwards Provis ion for profit sharing Provision for devaluation of securities with permanent impairment Adjustments to fa ir value of Trading securities and Derivative financial instruments Adjustments of operations carried out on the futures settlement market Goodwill on purchase of investments Provisions Civil lawsuits Labor cla ims Tax and social security obligations Legal obligations Provis ion related to health insurance operations Other non-deductible provisions Reflected in stockholders' equity Adjustments to fa ir value of available for sale securities Cash flow hedge Post-employment benefits Tota111 • 2 > Social contribution for offsetting arising from Option established in article 8° of Provisional Measure nº. 2, 158-35 of August 24, 2001 Origin 06/30/2023 12/31/2022 96 ,089 85,079 4,306 6,365 2,256 2,077 175 529 601 444 263 287 13 430 13 167 3 ,142 3,024 7 ,025 6,824 3,263 3,319 1,080 1,110 955 961 17,412 15,465 3 ,964 3,990 460 760 1,273 1,255 142 ,264 131,489 Deferred Tax Assets 12/31/2022 Realization / lncrease 06/30/2023 Reversai 57,716 {8,243) 11 ,324 60,797 37,902 (2,792) 6,478 41,588 2 ,210 (229) 218 2,199 2,635 (2,635) 1,838 1,838 935 (379) 458 1,014 252 (252) 79 79 200 (200) 310 310 109 (10) 99 5 734 (1 032) 1 152 5 854 1,230 (349) 404 1,285 3,010 (599) 690 3,101 1,494 (84) 58 1,468 464 (39) 18 443 384 (2) 382 6 ,891 (673) 773 6,991 2,748 (443) 382 2,687 1,803 (293) 374 1,884 380 (150) 230 565 8 573 60,464 (8 ,686) 11 ,706 63,484 65 65 1) The accounl ing records of deferred lax asseis on incarne lax lasses and/or social conl ribul ion loss carryforwards , as well as lhose arising frorn lernporary differences, are based on lechnical feasibility sludies which consider lhe expecled general ion of futu re laxable incarne, considering lhe hislory of profilability for each subsidiary individually, and for lhe consolidaled laken as a whole. 2) Deferred lax asseis are classified in lheir lolality as Non-current. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E II - The deferred tax liabilities balance and its changes are represented by: In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 711 (R$ 806 at 12/31/2022) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 346 (R$ 430 at 12/31/2022), Adjustments to fair value of available for sale securities of R$ 29 (R$ 23 at 12/31/2022), Depreciation in excess - finance lease of R$ 125 (R$ 139 at 12/31/2022), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 201 (R$ 198 at 12/31/2022). 12/31/2022 Realization / lncrease 06/30/2023 Reversai Reflected in income 5,050 (1 ,893) 1,850 5,007 Depreciation in excess - finance lease 141 (13) 128 Adjustment of deposits in guarantee and provisions 1,439 (92) 81 1,428 Post-employment benefits 17 (11) 22 28 Adjustments to fair value of trading securities and derivative financial instruments 1,527 (1,527) 1,642 1,642 Adjustments of operations carried out on the future settlement market 47 (47) 70 70 other 1,879 (203) 35 1,711 Reflected in stockholders' equity 149 73 222 Adjustments to fair value of available for sale securities 144 73 217 Post-employment benefits 5 5 Tota1(1l 5,199 (1 ,893) 1,923 5,229 1) Deferred tax liabilities are classified in their totality as Non-current. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are: IV - Deferred tax assets not accounted At 06/30/2023, deferred tax assets not accounted for correspond to R$ 640 (R$ 642 em 12/31/2022) and result from Management’s evaluation of their perspectives of realization in the long term. c) Current tax liabilities In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,137 (R$ 1,187 at 12/31/2022) and it are represented by Legal obligations of R$ 950 (R$ 926 at 12/31/2022) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,187 (R$ 261 at 12/31/2022). Deferred tax asseis Social Deferred tax Net deferred Year of realization Temporary Tax loss/social contribution % % % % contribution loss % Total % liabilities taxes differences carryforwards for offsetting 2023 11 ,279 18.4% 550 250% 11 ,829 18.6% (361) 6.9% 11 ,468 19.7% 2024 18,001 29.4% 317 14.4% 18,318 28.9% (353) 6.8% 17,965 30.8% 2025 7,485 12.2% 146 6.6% 7,631 120% (234) 4.5% 7,397 12.7% 2026 6,883 11.2% 240 10.9% 7,123 11.2% (163) 3.1% 6,960 11.9% 2027 7,663 12.5% 162 7.4% 7,825 12.3% (190) 3.6% 7,635 13.1% After 2027 9,974 16.3% 784 35.7% 10,758 170% 65 1000% (3,928) 75.1% 6,895 11.8% Total 61,285 100.0% 2,199 100.0% 63,484 100.0% 65 100.0% (5,229) 100.0% 58,320 100.0% Present Value 111 54,398 1,937 56,335 51 (4,083) 52,303 1) The average funding rate, net of tax effects, was used to determine the present value. Projections of future tax able income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax asseis presented above are not considered as an indication of future net income Taxes and contributions on incarne payable Other taxes and contributions payable Legal obligations Total Current Non-current Note 9b li 06/30/2023 4,522 3,500 3,042 11,064 7,767 3,297 12/31/2022 4,700 3,062 2,895 10,657 7,550 3,107 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 12 - Investments ITAÚ UNIBANCO HOLDING S.A. t1l Subsidiaries ln Brazil ltaú Unibanco S.A Companies Redecard Instituição de Pagamento S.A Banoo ltaucard S.A Banoo ltaú BBA S.A ltaú Corretora de Valores S.A ltauseg Participaçoes S.A ltaú Consultoria de Valores Mobiliários e Participações S.A Olher Participalion Foreign Banco ltaú Chile Banco ltaú Uruguay S.A Other Participalion Total Book value 12/31/2022 Book value Changes ln exchange Stockholders' rates and lnvestment Adjustments to equity cHuer~~c·t~~:~::~ invest~~tlteria the Real 155,547 129,583 8 ,749 6 ,580 3,023 2,461 2,304 1,067 1,780 7,693 4 ,198 2,779 716 163,240 (831) (815) (14) (3) 1,173 577 314 282 342 875 798 61 10 875 Unrealized results (51) (48) (3) 10 3 (5) (43) Goodwill 147 147 147 Total 155,540 129,518 8,746 6 ,587 3,070 2,471 2,304 1,064 1,780 9,021 4,932 3,096 993 164,561 Amorti:r:ation of goodwill (23) (23) (23) Dividends paid 1 accn~d !JI {7,450) (4 ,650) (1 ,500) (600) (700) (218) (2 18) (7,668) Net lncome / (Loss) 16,175 14,311 397 76 508 212 351 29 291 ••• 294 481 111 17,061 Changes from 01/01 to 06/30/2023 Equity in earnings of subis ldiaries Adjustments to investo,,r,c riteria 137 100 29 137 Unrealized results and other (35) (37) (7) (9) (42) Total1' 1 18,277 14,374 398 76 515 213 351 29 321 879 285 482 112 17,156 Changes in Adjustments in exchange rates and marketable lnvestment Hedge - securities of Functional currency subsldiaries and other than the Real other (1 ,987) 442 (1 ,981) 342 (33) (5) 38 (1) 97 (1) (1) (95) 76 (17) 62 (60) 12 (18) (2 ,082) 518 1) ltaú Uni banco Holding S.A - Cayman Branch, consolidated in these financial statements, has ils functional currency equal to lha! of lhe controlling company. lhe exchange variation of this lnvestmenl is RS (140) (R$ (118) from 01,01 to 06130'2022) and is allocated in lhe heading Securilies and Deriva tive Financial lnstruments in the Statement of lncome 2) Adjustme nt arising from lhe stalldardization of lhe inve stee's financial statements according to lhe investor's accounting policies 3) Dividends ilpproved ilnd not paid ilre recorded ilS lncome receivilble. 4) lhe exchange variation of indirect investments in functional currency equal to the controlling company corresponds to RS (2,537) (RS (3,237) from 01/01 to 06/30/2022) 5) Corpora te events arising from acquisitions, disposals, spin-offs, merges, lakeovers, and capital incre ases or reductions Companies ln Brazil ltaú Unibanco S.A Redecard lnstituíçao de Pagamento S.A. Banco llaucard S.A Banoo ltaú BBA S.A ltaú Corretora de Valores S.A ltauseg Participações S.A ltaú Consultoria de Valores Mobiliários e Participações S.A Foreign Banco ltaú Chile Banoo ltaú Uruguay S.A Capital Stockholders' equity 69,784 137,634 29,305 47,034 3,850 5 ,163 1,326 3 ,018 1,550 3 ,183 7,000 10,414 656 1,091 16,165 18,617 573 3,526 Net lncome / Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING (Loss) Common Preferred Quotas 14,311 3,390,407,265 3,283,608,963 2,050 348,555,621 76 259,874,698,863 1,395,607,666 508 4 ,474,435 4,474,436 212 32,882,585 970,956 1,330 1,583,854,716 29 548,954 1,097,907 1 ,120 56,896,856 481 4,465,133,954 Equlty share ln capital(%) 06/30/2023 Voting Share 100.00% 100.00% 19.38% 19.38% 100.00% 100.00% 99.99% 99.99% 99.99% 99.99% 26.42% 26.42% 100.00% 100.00% 26.30% 26.30% 100.00% 100.00% Corporate Events (~I 501 500 501 Balance at 06/30/2023 163,323 137,603 9 ,111 5 ,163 3 ,018 3 ,183 2 ,752 1 ,091 1,402 9,640 5 ,021 3 ,530 1,089 172,963 Equityin earnings of subsldiaries from 01/01 to 06/30/2022 13,044 11 ,446 531 626 240 50 151 260 295 (75) 40 13,304 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E The following table presents the summary of the financial information of the investments of ITAÚ UNI BANCO HOLDING. 06/30/2023 12/31/2022 01/01 to 06/30/2023 01/01 to 06/30/2022 Contingent Contingent Other Total Other Total Total Asseis Other Liabilities Total Asseis Other Liabilities comprehensive comprehensive comprehensive comprehensive Liabilities Liabilities income income income income ln Brazil ltaú Unibanco SA 1,914,379 14,764 157,894 1,795,934 14,275 142,493 (1,485) 12,868 (2,445) 9,080 Redecard Instituição de Pagamento SA 107,146 82 51 ,074 113,895 83 54 ,780 2 2,052 1 1,504 Banco ltaucard SA 14,451 2,566 12,760 1,104 76 (101) 393 Banco ltaú BBA SA 3,598 64 301 4,007 62 336 39 547 (48) 575 ltaú Corretora de Valores SA 9,973 12 6,412 7,223 15 4,252 212 239 ltauseg Participações SA 11 ,131 24 10,210 24 12 1,322 (198) 950 ltaú Consultoria de Valores Mobiliários e Participações SA 1,249 69 10 1,208 68 3 28 (2) 39 Foreign Banco ltaú Chile 200 ,321 14 12,516 206 ,661 26 14,039 540 1,660 (885) 245 Banco ltaú Uruguay SA 37 ,378 2,043 37 ,368 2,506 12 493 (14) (90) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 13 - Fixed assets Real Estale Land Fixed Asseis 111 Buildings and lmprovements Other fixed asseis lnstallations and Furniture and equipament Data processing systems other<2I Total Anual depreciation rates 4% to 10% 10% to 20% 20% to50% 10% to 20% Cosi 6,509 830 5,679 15,922 3,272 9,637 3,013 22,431 1) The contractual commitments for purchase of lhe fi xed assets totaled R$ 3, ach ievable until 2024. 06/30/2023 Depreciation (3,617) (3,617) (11 ,463) (2,494) (7,680) (1,289) (15 ,080) 2) Other refers to negotiations of Fixed assets in progress and other Communication, Securi ty and Transportation equipment. 12/31/2022 lmpairment Residual Residual (182) 2,710 2,610 830 845 (182) 1,880 1,765 (45) 4,414 4,453 (14) 764 822 (31) 1,926 2,004 1,724 1,627 (227) 7,124 7,063 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 14 - Goodwill and Intangible assets Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 1,609 (R$ 1,932 at 12/31/2022). Note Annual amortization rates Cost Balance at 12/31/2022 Acquisitions Rescissions / disposals Exchange variation other Balance at 06/30/2023 Amortization Balance at 12/31/2022 Amortization expenses i>l Rescissions / disposals Exchange variation Other Balance at 06/30/2023 lmpairment Balance at 12/31/2022 lncrease 10h Exchange variation Balance at 06/30/2023 Book value Balance at 06/30/2023 Balance at 12/31/2022 Goodwill and intagible from acquisition Up to 20% 12,157 603 (1 60) 12,600 (8,522) (379) 119 5 (8,777) (1,332) 23 (1 ,309) 2,514 2,303 Association for the promotion and offer of financial products and services 8% 2,355 (41) 68 (8) 2,374 (1 ,349) (45) 22 (27) 8 (1 ,391) (559) (41) (600) 383 447 1) lncludes amounts paid to the rights for acquisition of payrolls, proceeds, reti rement and pension benefits and similar benefits. lntangible assets Software Acquired 20% 4,932 218 (6) (47) (11) 5,086 (3,371) (210) 3 19 1 (3,558) (171) (171) 1,357 1,390 lnternally developed software 20% 16,088 1,906 (1) (1 6) (3) 17,974 (6,133) (1,180) 10 (7,303) (824) (7) (831) 9,840 9,131 Other intangible assets 11l 10% to 20% 7,617 272 (144) (37) 7,708 (3,166) (637) 114 36 (3,653) 4,055 4,451 2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (622) (R$ (1,202) from 01/ 01 to 12/ 31/ 2022) are disclosed in the expenses on financial operation. Total 43,149 2,999 (192) (192) (22) 45,742 (22,541) (2,451) 139 157 14 (24,682) (2,886) (7) (18) (2,911) 18,149 17,722 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 15 - Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. Residents in Brazil Residents a broad Shares of capital stock Shares of capital stock Residents in Brazil Residents a broad Treasury shares l1l Acquisition of treasury shares Result of delivery of treasure shares Treasury shares 11l Number of total shares at the end of the period 12l Number of total shares at the end of the period 12l Common 12/31/2022 4,927,867,243 12/31 /2022 30,423,116 12/31/2022 4,958,290,359 06/30/2023 4,958,290,359 06/30/2023 4,925,857,160 06/30/2023 32,433,199 12/31/2022 06/30/2023 06/30/2023 4,958,290,359 12/31/2022 4,958,290,359 06/30/2023 Number Amount Preferred Total 1,629,498,182 6,557,365,425 60,683 3,216,346,807 3,246,769,923 30,046 4 ,845,844,989 9,804,135,348 90,729 4 ,845,844,989 9,804,135,348 90,729 1,610,108,080 6,535,965,240 60,485 3,235,736,909 3,268,170,108 30,244 3,268,688 3,268,688 (71) 26,000,000 26,000,000 (689) (25,077,613) (25,077,6 13) 651 4,191,075 4,191 ,075 (109) 4 ,841 ,653,914 9,799,944,273 4 ,842,576,301 9,800,866,660 1) Own shares, purchased based on authorization of lhe Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in lhe market. 2) Shares representing total capital stock net of treasury shares. We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 06/30/2023: Cost / Market value Minimum Weighted Average Maximum Treasury Shares Average cost Market value on the last day of the base date 06/30/2023 Common 24.52 Preferred 25.52 26.49 27.13 25.98 28.42 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E I - Breakdown of dividends and interest on capital II - Stockholders' yields c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING d) Reconciliation of net income and stockholders’ equity (Note 2c I) e) Non-controlling interests Statutory individual net incarne Adjustments: (-) Legal reserve - 5% Dividend calculation basis Minimum mandatory dividend - 25% Dividends and lnterest on Capital Paid / Accrued 06/30/2023 16,365 (818) 15,547 3,887 5,283 Gross value Gross WHT(With Net per share (R$) holding tax) Paid / Prepaid lnterest on capital - 5 monthly installment paid from February to June 2023 Accrued (Recorded in Other Liabilities - Social and Statutory) lnterest on capital - 1 monthly installment paid on 07/03/2023 lnterest on capital - credited on 03/13/2023 to be paid until 08/25/2023 lnterest on capital - credited on 06/07/2023 to be paid until 08/25/2023 Total - 01/01 to 06/30/2023 Total - 01/01 to 06/30/2022 Capital reserves Premium on subscription of shares Share-based payment Reserves from tax incentives, restatement of equity securilies and other Profit reserves Lega1 (1 l Statutory < 2l 0.0150 0.0150 0.2227 0.2264 1) lts purpose is to ensure lhe integrity of capital, compensate loss or increase capital. 2) lts main purpose is to ensure lhe remuneration flow to shareholders. Net income 01/01 to 01/01 to 06/30/2023 06/30/2022 ITAÚ UNIBANCO HOLDING 16,365 14,462 Amortization of goodwill (1) 3 864 (129) 735 864 (129) 735 5,350 (802) 4,548 173 (26) 147 2,567 (385) 2,182 2,610 (39 1) 2,219 6,214 (931) 5,283 4,041 (606) 3,435 06/30/2023 12/31/2022 2,270 2,477 284 284 1,985 2,192 85,111 75,103 15,889 15,071 69,222 60 ,032 Stockholders' equity 06/30/2023 12/31/2022 170,577 162,100 7 8 Hedge in foreign operations 172 (799) (1,467) (1 ,389) Other ITAÚ UNIBANCO HOLDING CONSOLIDATED Banco ltaú Chile ltaú Colombia SA Financeira ltaú CBD SA Crédito, Financiamento e Investimento Luizacred SA Soe. de Crédito, Financiamento e Investimento Other Total 121 513 16,657 14,179 Stockholders' equity 06/30/2023 12/31/2022 6,401 6,291 16 15 780 752 393 446 1,635 1,306 9,225 8,810 82 206 169,199 160,925 lncome 01/01 to 01/01 to 06/30/2023 06/30/2022 (337) (485) (1) (65) (42) 54 15 (35) (31) (383) (544) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E f) Share-based payment I - Partner Plan ITAÚ UNI BANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefrts is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: Partner Plan Share-based plan Total 01/01 to 06/30/2023 (109) (237) (346) 01/01 to 06/30/2022 (58) (169) (227) The program enables employees and managers of ITAÚ UNIBANCO HOLDING to investa percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in lhe Partner Program Opening balance New Delivered Cancelled Closing balance Weighted average of remaining contractual life (years) Market value weighted average (R$) 01/01 to 06/30/2023 Quantity 48,253,812 24 ,920,268 (9,533 ,753) (710 ,274) 62,930,053 2.84 21.87 01/01 to 06/30/2022 Quantity 36,943,996 21 ,488,000 (9,226 ,877) (582 ,431 ) 48,622,688 2.72 22.21 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E II - Variable Compensation Note 16 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING CONSOLIDATED. • The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3). • Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3). • Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees. • Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. • Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING CONSOLIDATED and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: ln this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internai regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring incarne realized or lhe negative incarne for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or bolh. The benefit amount is established according to lhe activities of each management member who meets ai least lhe performance and conduct requirements. The fair value of the share is lhe market price at its grant date Change in share-based variable compensation Opening balance New Delivered Cancelled Closing balance Weighted average of remaining contractual life (years) Market value weighted average (R$) 01/01 to 06/30/2023 Quantity 44,230,077 21 ,199,342 (17,573,649) (303,410) 47,552,360 1.27 25.68 01/01 to 06/30/2022 Quantity 36,814,248 21 ,609,092 (14,263,138) (568,571) 43,591,631 1.41 24.82 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. a) Transactions with related parties ITAÚ UNIBANCO HOLDING Asseis / (Liabilities) Revenues / (Expenses) Annual rate 01/01 to 01/01 to 06/30/2023 12/31/2022 06/30/2023 06/30/2022 lnterbank investmenls 55,966 54,220 1,714 1,571 ltaú Unibanco SA Nassau Branch 3.25% to 7.86% 41 ,229 40,939 896 1,172 ltaú Unibanco S.A 13.65% 14,737 13,281 818 399 Securities and derivative financial instrumenls (asseis and liabilities) 1,368 1,066 748 236 lnvestment funds 249 27 631 236 ltaú Unibanco S.A COI + 2.4% 1,119 1,039 80 ltaú Unibanco SA Nassau Branch 37 Loan operations 11 (23) ltaú Unibanco S.A 8 iCarros Lida (23) other 2 Deposils (77 ,753) (75 ,917) (4,838) (4) ltaú Unibanco S.A 100% SELIC (77 ,753) (75,917) (4,836) ltaú Unibanco SA Nassau Branch (2) (4) Funds from acceptances and issuance of securities (14) (377) (1) (4) ltaú Unibanco SA Nassau Branch 3.25% to3.7% (14) (377) (1) (4) lnterbank and lnterbranch accounls (asseis and liabilities) (3 ,308) (3 ,241) lnvestment funds (3,308) (3,241) Amounts receivable (payable) I Commissions and banking fees, (26 ,061) (23 ,403) (72) (5) Administrative expenses and/or Other operational Redecard Instituição de Pagamento SA (21,629) (20 ,915) ltaú Unibanco SA Nassau Branch (953) (124) 30 ltaú Unibanco S.A (3,223) (1,874) (105) IUPP S.A (183) (359) (38) ltaú Seguros S.A (83) (87) 49 other 10 (44) (8) (5) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 174, Liabilities of R$ (6,907) and Result of R$ (60) (R$ 162, R$ (6,427) at 12/31/2022 and R$ (1) from 01/01 to 06/30/2022, respectively). In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,602) (R$ (1) from 01/01 to 06/30/2022) in view of the use of the common structure. lnterbank investmenls other Loan operations Alpargatas S.A Dexco S.A other Securities and derivative financial instrumenls (asseis and liabilities) 1 nvestment fu nds CCR S.A Copagaz- Distribuidora de Gás SA ltaúsa SA Águas do Rio 4 SPE S.A Águas do Rio 1 SPE S.A Aegea Saneamento e Participações S.A other Deposils CCR S.A Aegea Saneamento e Participações SA other Deposils received under securities repurchase agreemenls CCR S.A other Funds from acceptances and issuance of securities Copagaz- Distribuidora de Gás S.A other Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational Fundação ltaú Unibanco - Previdência Complementar Olímpia Promoção e Serviços SA FUNBEP - Fundo de Pensão Multipatrocinado other Rent Fundação ltaú Unibanco - Previdência Complementar FUNBEP - Fundo de Pensão Multipatrocinado Sponsorship Associação Cubo Coworking ltaú Annual rate 13.65% 1.14%to6% 1.28%to19.61% 1.52% to 18.93% COI + 1.2% / 9.76% COI + 1.7% to 2.95% COI + 2% to 2.4% COI + 3.5% COI + 3.5% COI + 1.8% / 16.76% COI + 1.35% to 1.71% 98% to 102.5% COI 100% COI 75% to 101% COI 100% COI 13.55% 100% COI 100% COI ITAÚ UNIBANCO HOLDING CONSOLIDATED Asseis/ (Liabilities) Revenues / (Expenses) 01/01 to 01/01 to 06/30/2023 12/31/2022 06/30/2023 06/30/2022 1,834 3,835 121 1,834 3,835 121 57 668 19 34 14 28 30 623 19 34 13 17 5,638 6,013 371 375 211 230 17 22 1,852 2,138 105 945 1,024 65 68 1,197 1,199 88 76 704 706 65 99 270 272 21 28 69 306 2 82 390 138 8 (2,269) (2,491) (87) (3) (1,453) (2,026) (68) (427) (11) (2) (389) (454) (17) (3) (732) (19) (18) (27) (125) (1) (607) (19) (17) (27) (35) (49) (4) (27) (49) (3) (8) (1) (590) (136) (63) (20) (104) (81) 17 15 (4) (4) (27) (30) (829) (196) (48) (14) 347 145 (5) 9 (16) (16) (15) (15) (1) (1) 19 28 (9) (12) 19 28 (9) (12) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E b) Compensation and Benefits of Key Management Personnel Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively. Note 17 - Fair value of financial instruments The fair value is a measurement based on the market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement. The methods and assumptions used to estimate the fair value are defined below: • Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements - The carrying amounts for these instruments are close to their fair values. • Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts - They are calculated by discounting estimated cash flows at market interest rates. • Securities and Derivative financial instruments - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. • Loan, lease and other credit operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNI BANCO HOLDING CONSOLIDATED in the period correspond to 01/01 to 01/01 to 06/30/2023 06/30/2022 Fees (377) (320) Profit sharing (139) (121) Post-employment benefits (4) (4) Share-based payment plan (78) (42) Total (598) (487) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E a) Financial assets and liabilities measured at fair value The methods and assumptions used to measurement the fair value are defined below: The following table presents the financial asseis and liabilities rneasured at fair value on a recurring basis, segregated arnong leveis of the fair value hierarchy 06/30/2023 12/31/2022 Levei 1 Levei 2 Levei 3 Book Value/ Levei 1 Levei 2 Levei 3 Book Value/ FairValue FairValue Trading securities 183,252 256,064 29 439,345 126,353 242,077 11 368,441 Government securities - Brazil 167,456 5,956 173,412 110,204 5,896 116,100 Financial treasu ry bills 13,984 13,984 9,624 9,624 National treasury bills 69 ,705 69 ,705 29 ,130 29 ,130 National treasu ry notes 82 ,717 5,956 88 ,673 70 ,742 5,896 76 ,638 Brazilian externai debt bonds 1,050 1,050 708 708 Government securities - abroad 7,976 7,976 4,662 4,662 Corporate securities 7,820 17,610 29 25,459 11 ,487 19,714 11 31 ,212 Shares 1,941 1,941 4,167 16 4,183 Rural product note 15 15 Bank deposit certificates 70 70 204 204 Real estale receivables certificates 130 367 497 669 669 Fund quotas 276 13,663 13,939 954 14,049 15,003 Credit rights 10,268 10,268 11 ,155 11 ,155 Fixed incarne 2,997 2,997 2,195 2,195 Variable incarne 276 398 674 954 699 1,653 Debentures 2,369 1,166 24 3,559 2,503 1,351 3,861 Eurobonds and other 2,559 5 2,564 3,863 4 3,867 Financial bills 1,389 1,389 2,001 2,001 Prornissory and cornrnercial notes 291 291 353 353 Other 545 649 1,194 1,071 1,071 PGBL / VGBL fund quotas 232,498 232,498 216,467 216,467 Available for sale securities 148,716 110,435 1,990 261 ,141 122,246 95,179 859 218,284 Government securities - Brazil 68,674 888 100 69,662 55,226 986 111 56,323 Financial treasury bills 20 ,915 20 ,915 13,061 13,061 National treasu ry bills 19,868 19,868 13,663 13,663 National treasury notes 21 ,723 888 22,611 23 ,455 986 24 ,441 National treasury / securitization 100 100 111 111 Brazilian externai debt bonds 6,168 6,168 5,047 5,047 Government securities - abroad 61,242 61,242 53,543 53,543 Corporate securities 18,800 109,547 1,890 130,237 13,477 94,193 748 108,418 Shares 609 16,555 155 17,319 407 10,800 137 11 ,344 Rural product note 39 ,553 119 39 ,672 29,221 48 29 ,269 Bank deposit certificates 12 40 52 551 150 13 714 Real estale receivables certificates 172 2,464 138 2,774 2,817 149 2,966 Fixed incarne fund quotas 13 13 Debentures 13,928 37 ,729 1,478 53 ,135 9,029 38 ,556 401 47 ,986 Eurobonds and other 3,060 1,073 4,133 3,490 1,361 4,851 Financial bills 829 829 909 909 Prornissory and cornrnercial notes 9,792 9,792 8,477 8,477 Other 1,019 1,499 2,518 1,902 1,902 Other receivables - Sundry 1,577 85 1,662 1,335 40 1,375 Other liabilities - Sundry 794 25 819 583 583 The following table presents the breakdown of fair va lue hierarchy leve Is for derivative asseis and liabilities. 06/30/2023 12/31/2022 Levei 1 Levei 2 Levei 3 Total Levei 1 Levei 2 Levei 3 Total Asseis 8 72,236 529 72,773 29 77,646 666 78,341 Swap contracts -Adjustrnent receivable 43,387 511 43 ,898 46,478 631 47 ,109 Option contracts 11 ,261 1 11 ,263 23,825 29 23 ,854 Forward contracts 6,484 17 6,501 330 6 336 Credit derivatives 319 319 491 491 NDF - Non Deliverable Forward 9,871 9,871 6,140 6,140 Other derivative financial instrurnents 7 914 921 29 382 411 Liabilities (152) (67,387) (488) (68,027) (186) (77,758) (568) (78,512) Swap co ntracts -Adjustrnent payable (39,278) (469) (39 ,747) (38,900) (560) (39,460) Option contracts (13,761) (2) (13 ,763) (31 ,141) (2) (31 ,143) Forward contracts (6 ,252) (6,252) (63) (63) Credit derivatives (295) (295) (604) (604) NDF - Non Deliverable Forwa rd (7 ,648) (7,648) (6 ,626) (6 ,626) Other derivative financial instrurnents (152) (153) (17) (322) (186) (424) (6) (616) ln ali periods, there was no sig nificant transfers between Levei 1 and Levei 2. Transfers to and frorn Levei 3 are presented in rnovernents of Levei 3. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market. Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level. Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixedincome assets. Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option. Total gains or losses (Realized / Fair value at unrealized) Transfers in Fair value at Total gains or 12/31/2022 Recognized in Other Purchases Settlements and/or out of 06/30/2023 losses Recognized in comprehensive Levei (Unrealized) income income Trading securities 11 (4) (1) 20 29 (5) Corporate securities 11 (4) (1) 20 29 (5) Debentures (3) 20 24 (5) Eurobonds and other (1) (1) 5 Available for sale securities 859 (207) (172) 347 (136) 1,299 1,990 (1,017) Government securities - Brazil 111 (10) (1) 100 20 Corporate securities 748 (197) (171) 347 (136) 1,299 1,890 (1,037) Shares 137 10 (10) 155 (45) Rural product note 48 (25) (51) 47 (33) 133 119 (63) Bank deposit certificate 13 (13) Real estale receivable certificate 149 (13) 138 (58) Debentures 401 (155) (132) 291 (93) 1,166 1,478 (871) Other receivables - Sundry 40 31 (2) 14 85 85 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Derivative financial instruments - Asseis Swap contracts - Adjustment receivable Option contracts Foiward contracts Derivative financial instruments - Liabilities Swap contracts - Adjustment payable Option contracts other derivative financial instruments Fair value at 12/31/2022 Sensitivity Analysis of Levei 3 Operations 666 631 29 6 (568) (560) (2) (6) Total gains or losses (Realized / unrealized) Recognized in income (79) (49) (31) 114 115 (1) Recognized in Other comprehensive income Purchases Settlements 113 (93) 94 (87) (6) 10 (120) (109) (1) (10) Transfers in Fair value at Total gains or and/or out of 06/30/2023 losses Levei (Unrealized) (78) 529 479 (78) 511 493 (14) 17 79 (488) (229) 79 (469) (228) (2) (1) (17) The fair value of financial instruments classified in Levei 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internai estimates and internai models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Levei 3 are : interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: Sensitivity - Levei 3 Operations Market risk factor groups Scenarios 1 nterest rate Commodities, Indexes and Shares Nonlinear The following scenarios are used to measure sensitivity: lnterest rate li Ili li li 06/30/2023 lmpacts lncome (1 .0) (25 .1) (50.4) (7 .7) (15.4) (1.6) (2 .2) Stockholders' equity (0 .3) (9 .7) (19.3) 12/31/2022 lmpacts lncome (2 .2) (54 .9) (109 .2) (6 .7) (13.4) (24 .8) (37 .8) Stockholders' equity (0.1) (4 .3) (8.5) Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios 1, li and Ili respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, lndex and Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and li respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario 1: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility levei, both up and down, taking the largest losses resu lting in each scenario. Scenario li : Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility levei, both up and down, taking the largest losses resu lting in each scenario. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E b) Financial assets and liabilities not measured at fair value Note 18 - Earnings per share a) Basic earnings per share The following table presents the book value and estimated fair value for financial asseis and liabilities not measured at fair value 06/30/2023 12/31/2022 Book value Fairvalue Book value Fairvalue Asseis Central Bank of Brazil Deposits 136,749 136,749 115,748 115,748 Money market 214 ,379 214,379 220 ,128 220,128 1 nterbank deposits 53 ,309 54 ,197 59 ,481 59 ,757 Held to maturity securities 159,042 155,889 169,487 163,997 Loan, lease and other credit operations 897 ,183 903,857 906 ,188 907,504 (Provision for loan lesses) (53 ,618) (53 ,618) (53 ,125) (53 ,125) Liabilities Deposits 923 ,281 923,285 871 ,438 871 ,370 Deposits received under securities repurchase agreements 343 ,474 343,474 320 ,517 320,517 Funds from acceptances and issuance of securities 289 ,836 290,772 256 ,495 257,123 Borrowings and onlending 102,436 102,439 115,441 115,427 Subordinated debts 44 ,184 42,865 54 ,540 53 ,287 Allowance for financial guarantees provided and loan commitments 3,716 3,716 3,465 3,465 Nel incarne attribulable to ITAÚ UNI BANCO HOLDING CONSOLIDATED's shareholders is divided by lhe average nurnber of outstanding shares in lhe period, excluding treasury shares. Net incarne attributable to owners of the parent company Minirnurn non-cumulative dividends on preferred shares Retained earnings to be distributed to cornrnon equity owners in an arnount per share equal to lhe rninirnurn dividend payable to preferred equity owners Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Cornrnon Preferred Total net incarne available to equity owners: Cornrnon Preferred Weighted average number of outstanding shares Cornrnon Preferred Basic earnings per share - R$ Cornrnon Preferred 01/01 to 01/01 to 06/30/2023 06/30/2022 16,657 14,179 (106) (106) (109) (11 O) 16,442 13,963 8,322 7,066 8,120 6,897 8,431 7,176 8,226 7,003 4,958,290,359 4,958,290,359 4,837,567,276 4,838 ,833,377 1.70 1.45 1.70 1.45 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E b) Diluted earnings per share Note 19 - Post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plans: • Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP). • Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU. • Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. Net income available to preferred equity owners Dividends on preferred shares after dilution effects Net income available to preferred equity owners considering preferred shares after the dilution effect Net income available to ordinary equity owners Dividend on preferred shares after dilution effects Net income available to ordinary equity owners considering preferred shares after the dilution effect Adjusted weighted average of shares Common Preferred Preferred Incremental as per share-based payment plans Diluted earnings per share - R$ Common Preferred 01/01 to 06/30/2023 8,226 46 8,272 8,431 (46) 8,385 4 ,958,290,359 4 ,891 ,767,691 4,837,567,276 54,200,415 1.69 1.69 There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods. 01/01 to 06/30/2022 7,003 27 7,030 7,176 (27) 7,149 4 ,958,290,359 4,875,507,563 4 ,838,833,377 36,674,186 1.44 1.44 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP. a) Main actuarial assumptions b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils. Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. • Financial risk - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. • Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used. • Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan. Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the postemployment benefit obligations. The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation. Mortality table Discount rate (2) 1 nflation (3l Actuarial method 06/30/2023 AT-2000 10.34% p.a. 4.00% p.a. Projected Unit Credit 06/30/2022 AT-2000 9.46% p.a. 4.00% p.a. Projected Unit Credit 1) Correspond to those disclosed by SOA - "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. 2) Determined based on market yield relating to National Treasury Notes (NTN-8) and compatible with lhe economic scenario observed on lhe balance sheet closing date, considering lhe volatility of interest market and models used. 3) Refers to estimated long-term projection. Retirement plans sponsored by foreign subsidiaries - Banco ltaú (Suisse) SA, ltaú Colombia SA and PROSERV - Promociones y Servicios SA de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E c) Asset management The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to Group companies, with a fair value of R$ 411 (R$ 420 at 12/31/2022). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used. The purpose of the management of the fu nds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial geais (d iscount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market: Fairvalue % Allocation Types 06/30/2023 12/31/2022 06/30/2023 12/31 /2022 Fixed income securities 20,987 20,684 94.1% 94.4% Quoted in an active market 20,368 20,102 91.3% 91 .7% Non quoted in an active market 619 582 2.8% 2.7% Variable income securities 590 515 2.7% 2.3% Quoted in an active market 578 508 2.6% 2.3% Non quoted in an active market 12 7 0.1% Structured investments 141 138 0.6% 0.6% Non quoted in an active market 141 138 0.6% 0.6% Real estate 514 527 2.3% 2.4% Loans to participants 77 69 0.3% 0.3% Total 22,309 21 ,933 100.0% 100.0% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the assei ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made 06/30/2023 Otherpost- BD and CV plans CD plans employment Total benefils Note Net asseis Actuarial Assei ceiling Recognized Pension plan Assei ceiling Recognized Liabilities Recognized liabilities amount fund amount amount Amounts at lhe beginning of lhe eeriod 21,933 (19 ,637) (3,734) (1,438) 420 (42) 378 (849) (1,909) Amounts recognized in income (1 +2+3+4) 1,090 (980) (189) (79) (22) (2) (24) (41) (144) 1 - Cost of current service (14) (14) (14) 2 - Cost of past service 3 - Net interest l' J 1,090 (966) (189) (65) 20 (2) 18 (41) (88) 4 - Other expenses 121 (42) (42) (42) Amounts recognized in stockholders· equity - other comprehensive income (5+6+7) (6) (11) (19) (36) (36) 5 - Effects on assei ceiling (19) (19) (19) 6 - Remeasurements (8) (8) (8) Changes in demographic assumptions Changes in financial assumptions Experience of the plan Pi (8) (8) (8) 7 - Exchange variation (6) (3) (9) (9) Other (8+9+1 O) (708) 838 130 93 223 8 - Receipt by Destination of Resources 9 - Benefits paid (838) 838 93 93 1 O - Contributions and investments from seonsor 130 130 130 Amounts at end of lhe eeriod 22,309 (19,790) (3,942) (1,423) 398 (44) 354 (797) (1,866) Amount recognized in Asseis 10a 33 354 387 Amount recognized in Liabilities 10d p 456J (797J (2 253J 12/31/2022 Otherpost- BD and CV plans CD plans employment Total benefils Note Net asseis Actuarial Assei ceiling Recognized Pension plan Assei ceiling Recognized Liabilities Recognized liabilities amount fund amount amount Amounts at lhe beginning of lhe eeriod 21,912 (20 ,039) (3,255) (1,382) 447 (2) 445 (779) (1 ,716) Amounts recognized in income (1 +2+3+4) 1,995 (1 ,845) (308) (158) (36) (36) (246) (440) 1 - Cost of current service (33) (33) (33) 2 - Cost of past service (155) (155) 3 - Net interest 111 1,995 (1,812) (308) (125) 39 39 (91) (177) 4 - Other expenses 121 (75) (75) (75) Amounts recognized in stockholders· equity - other comprehensive income (5+6+7) (447) 596 (171) (22) 9 (40) (31) 25 (28) 5 - Effects on assei ceiling (171) (171) (40) (40) (211) 6 - Remeasurements (441) 557 116 9 9 25 150 Changes in demographic assumptions 29 29 29 Changes in financial assumptions 1,499 1,499 9 9 46 1,554 Experience of the plan PJ (441) (971) (1,412) (21) (1,433) 7 - Exchange variation (6) 39 33 33 Other (8+9+1 O) (1 ,527) 1,651 124 151 275 8 - Receipt by Destination of Resources 9 - Benefits paid (1,651) 1,651 151 151 1 O - Contributions and investments from seonsor 124 124 124 Amounts at end of lhe eeriod 21,933 {19,637) !3,734) !1,438) 420 !42) 378 !849) !1,909) Amount recognized in Asseis 10a 33 378 411 Amount recognized in Liabilities 10d (1 471J (849J (2 320J 1) Corresponds to the amount calcu lated on 01 /01 /2023 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefi ts/ contributions, multiplied by the discount rate of 10.34% p.a.(On 01 /01 /2022 the rate used was 9.46% p.a.). 2) Corresponds to the use of asset amounts allocated in pension funds of the defined contrib ution plans. 3) Correspond to the incarne obtained above/below the expected return and comprise the contributions made by participants. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E f) Defined benefit contributions g) Maturity profile of defined benefit liabilities h) Sensitivity analysis Retirement plan - FIU Retirement plan - FUNBEP TotaI 11 l 1) lnclude extraordinary contributions agreed upon in deficit equation plans. Duration 111 2023 Pension plan - FIU 9.12 1,136 Pension plan - FUNBEP 8.51 656 other post-employment benefits 6.13 196 Total 1,988 1) Average duration of plan ·s actuarial liabili ties. 2024 2025 1,072 676 189 1,937 Estimated contributions 2023 39 85 124 2026 1,110 1,151 694 711 80 85 1,884 1,947 Contributions made 01/01 to 06/30/2023 2027 26 88 114 1,186 728 68 1,982 01/01 to 06/30/2022 2028 to 26 7 33 2032 6,388 3,846 235 10,469 To measure lhe effects of changes in lhe key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of lhe impacts caused by changes in assumptions, which could affect lhe income for lhe period and stockholders' equity at lhe balance sheet date. This type of analysis is usually carried out under lhe ceteris paribus condition, in which lhe sensitivity of a system is measured when only one variable of interest is changed and all lhe others remain unchanged. The results obtained are shown in lhe table below: Main assumptions Discount rate lncrease by 0.5% Decrease by 0.5% Mortality table lncrease by 5% Decrease by 5% Medical inflation lncrease by 1 % Decrease by 1% 1) Net oi effects oi asset cei ling. Present value of liability (763) 824 (218) 228 BD and CV plans Stockholders· equity Incarne (Other com prehensive income) 111 284 (311) 82 (87) Other post-employment benefits Stockholders· equity Present value Incarne (Other of liabi lity comprehensive income) 111 (23) 23 25 (25) (10) 10 11 (11) 56 (56) (48) 48 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Note 20 - Information on foreign subsidiaries Note 21 - Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of: • 1st line of defense: business areas, which have primary responsibility for managing the risk they originate. • 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business). • 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas. ITAÚ UNI BANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into: Foreign branches: ltaú Unibanco S.A., - Grand Cayman Branch, Miami Branch, Nassau Branch, ltaú Unibanco Holding S.A., Grand Cayman Branch and ltaú Chile New York Branch. Latin America consolidated: basically compose of subsidiaries Banco ltaú Argentina S.A., Banco ltaú Uruguay S.A., Banco ltaú Paraguay S.A., Banco ltaú Chile and ltaú Colombia S.A. Other foreign companies: basically compose of subsidiaries ltaú Bank Ltd., 1TB Holding Ltd. and ltau BBA lnternational pie. Further information on results of foreign units are available in the Management's Discussion and Analysis Report. Net income / (Loss) 01/01 to 01/01 to 06/30/2023 06/30/2022 Foreign branches (l) 679 1,228 Latin America consolidated 2,310 1,245 Other foreign companies (662) (1,774) Foreign consolidated (l ) 2,069 (2) 1) ltaú Unibanco S.A. Branch - Grand Cayman Branch merged into ltaú Unibanco S.A. - Nassau Branch on October 18, 2022. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO. The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself. • Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services. • Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is nonnegotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Credit Risk Management and Control Policy”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulatory and Policies, Reports. II - Market risk Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market). DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. • ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates. • Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates. • Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At 06/30/2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 895 (R$ 734 at 12/31/2022), an increase over the previous year due reduction of the diversification effect. The document “Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports. IV - Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports. V - Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. • Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk. • Credit risk. • Market risk. • Liquidity risk. • Operating risk. These risks are managed independently, according to their special characteristics. VI - Emerging risks Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored byITAÚ UNIBANCO HOLDING CONSOLIDATED. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be incorporated into risk management processes too. VII - Social, environmental and climate risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. At 06/30/2023 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,470 (R$ 18,336 at 12/31/2022) and the amount of subordinated debt that makes up Tier II capital is R$ 18,818 (R$ 18,431 at 12/31/2022). The Basel Ratio reached 15.1% at 06/30/2023, an increase of 0.1 p.p. compared to 12/31/2022, due to the result for the period and prudential and equity adjustments, partially offset by the increase of Risk-Weighted Assets. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 90,841 (R$ 86,328 at 12/31/2022), well above the ACP of R$ 44,619 (R$ 43,350 at 12/31/2022), generously covered by available capital. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 06/30/2023, fixed assets ratio reached 20.0% (19.9% at 12/31/2022), showing a surplus of R$ 57,779 (R$ 55,748 at 12/31/2022). Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks. Available capital (amounts) Common Equity Tier 1 Tier 1 Total capital (PR) Risk-weighted assets (amounts) Total risk-weighted asseis (RWA) Risk-based capital ratios as a percentage of RWA Common Equity Tier 1 ratio (%) Tier 1 ratio (%) Total capital ratio (%) Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) Countercyclical buffer requirement (%) Bank G-SIB and/or D-SIB additional requirements (%) Total of bank CET1 specific buffer requirements (%) 06/30/2023 12/31/2022 155,372 147,781 173,670 166,868 192,828 185,415 1,274,840 1,238,582 12.2% 11 .9% 13.6% 13.5% 15.1% 15.0% 2.50% 2.50% 1.00% 1.00% 3.50% 3.50% DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E II - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT+ RWAOPAD • RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach. • RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674. • RWAOPAD= portion related to capital required for operational risk, calculated based on the standardized approach. III - Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Credit Risk - standardized approach Credit risk (excluding counterparty credit risk) Counterparty credit risk (CCR) Of which: standardized approach for counterparty credit risk (SA-CCR) Of which: other CCR Credit valuation adjustment (CVA) Equity investments in funds - look-through approach Equity investments in funds - mandate-based approach Equity investments in funds - fall-back approach Securitisation exposures - standardized approach Amounts below l he thresholds for deduction Market Risk Of which: standardized approach (RWAMPAol Of which: internai models approach (RWAMINT) Operational Risk Total RWA 06/30/2023 1,146,946 1,040,381 42,783 30,115 12,668 6,419 6,805 1,597 3,711 45,250 26,592 33,240 21,818 101,302 1,274,840 12/31/2022 1,1 18,752 1,016,137 40,222 25,361 14,861 7,695 8,002 104 1,461 4,408 40,723 23,240 29,050 23,097 96,590 1,238,582 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of nonrisk- sensitive leverage, and so it does not take into account risk weights or risk mitigation. Note 22 - Supplementary Information a) Insurance policy ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. The balances in Reais linked to the foreign currencies were as follows: Permanent foreign investments Net balance of other assets and liabilities indexed to foreign currency, including deriva tives Net foreign exchange position 06/30/2023 76,936 (45,821) 31 ,115 12/31/2022 76,049 (46,851) 29,198 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E d) Regulatory non-recurring result e) Acquisition of Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE’s capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market. The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad. The effective acquisitions and financial settlements will occur after the required regulatory approvals are received. f) “Coronavirus” COVID-19 effects ITAÚ UNIBANCO HOLDING CONSOLIDATED incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure the safety of its employees and clients. g) Subsequent Event Organization of Joint Venture - Totvs Techfin S.A. On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN. Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with lhe criteria established by BCB Resolution No. 2/2020: Regulatory non-recurring results Result on lhe partial sale of XP lnc. shares Voluntary severance program Corporate reorganization of Câmara lnterbancária de Pagamentos (CIP) Incarne form a installment of lhe debt of lhe State of Paraná Banestado debt provision Judicial settlement in pens Other 01 /01 to 06/30/2023 (173) (122) 315 (129) (125) (112) 01/01 to 06/30/2022 (592) (123) (757) 239 49 DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E The effective acquisition and financial settlement occurred on July 31, 2023 after the required regulatory approvals. Public offering for the acquisition of Banco Itaú Chile Between June 6 and July 5, 2023, ITAÚ UNIBANCO HOLDING carried out a voluntary public offering for the acquisition of outstanding shares issued by Banco Itaú Chile (ITAÚ CHILE), including those in the form of American Depositary Shares (ADS), in Chile and the United States of America. Shareholders holding shares representing approximately 1.07% of ITAÚ CHILE’s capital adhered to the voluntary public offering, where 2,122,994 shares and 554,650 ADS (equivalent to 184,883 shares) were acquired through the controlled company ITB Holding Brasil Participações Ltda., and, after the acquisitions, ITAÚ UNIBANCO HOLDING now holds 66.69% of the ITAÚ CHILE’s capital. The effective acquisitions occurred on July 08, 2023 and the financial settlements on July 13, 2023 for the amount of R$ 119 (CLP 19,617 millions). DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2023 The Audit Committee (“Committee”) is a statutory body reporting to the Board of Directors (“Board”) and operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/relacoes-com-investidores/. It is currently made up of six effective independent members, one of whom is a Board member, elected in accordance with the criteria established in the regulations of the National Monetary Council (“CMN”), the National Council for Private Insurance (“CNSP”), the Sarbanes-Oxley Act (“SOX”), and the New York Stock Exchange ("NYSE”) rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs). Maria Helena dos Santos Fernandes de Santana was sworn in as the Committee chairwoman, replacing Gustavo Jorge Laboissière Loyola, who left the Committee on June 1, 2023. On that same date, Fernando Barçante Tostes Malta took office as a Committee member. Ricardo Baldin meets the requirement that at least one of the Committee members have the expertise to qualify as a financial expert. The Committee is the one and the same for institutions authorized to operate by the Central Bank of Brazil (“BACEN”) and for companies supervised by the Superintendence for Private Insurance (“SUSEP”) that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (“Conglomerate”). With respect to its operations, the Committee complies with the regulatory requirements of the CMN, CNSP, the Brazilian Securities and Exchange Commission (“CVM”) and those requirements applicable to FPIs. It is responsible for overseeing internal control and risk management processes, the activities carried out by the Internal Audit (“IA”) function and the independent auditors of the Conglomerate. The Committee’s oversight process is based on information received from Management, presentations submitted by the different officers of the business areas and support departments, the results of the work undertaken by the independent auditors, internal auditors and those responsible for risk and capital management, internal controls and compliance, as well as on its own direct observation analysis. Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, overseeing corporate internal controls and ensuring compliance with legal and regulatory requirements. The Internal Audit’s mission is to ascertain the quality and compliance with internal control, risk and capital management systems, as well as compliance with defined policies and procedures, including those adopted in the preparation of accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (“PwC”) is responsible for the independent audit of the parent company’s and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements present fairly, in all material respects, the parent company’s and consolidated financial position of the Conglomerate and the separate and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board (“IASB”). PwC is also responsible for auditing, in this and the two preceding years, the financial statements of the Prudential Conglomerate and Integrated Report. These auditors must also issue an annual opinion on the quality and effectiveness of the internal controls over financial reporting, in accordance with the Securities and Exchange Commission (“SEC”). Ernst & Young Auditores Independentes (“EY”) is responsible for the independent audit of the financial statements of the Conglomerate’s group companies and of the Itaú Paraguay Group, prepared in accordance with local and Brazilian accounting practices. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2023 Committee’s Activities The annual planning of the Committee's work is carried out in the beginning of each year, factoring in the main products and processes related to the Conglomerate’s business areas and support departments, as well as their potential impacts on the financial statements and internal control and risk management systems, being regularly reviewed as activities progress. In fulfilling its duties, the Committee engaged in the following, among other, activities during the period: Ensure the operation, independence and quality of the work of the Internal Audit: Monthly meetings were held with the Executive Internal Audit Officer (“DEAI”) and the departments that make up the Conglomerate’s Internal Audit function, aimed to monitor the execution of the planning and proposed changes, the results of the work undertaken, main reports issued, conclusions and recommendations. The Internal Audit submitted the 2022 Annual Internal Audit Report to the Committee, as well as the organization independence statement, in compliance with the International Standards on Internal Audit for professional practice of The Institute of Internal Auditor for fiscal year 2022. The Committee became aware of the progress of the execution of the Internal Audit project named Exponential Audit and the review of the method of operation and methodology of joint action (combined assurance) of the Internal Audit and the Operational Risk Office (“DRO”). Ensure the operation, independence and quality of the Independent Auditors: A regular communication channel with the independent auditors is in place to discuss the scope, planning and results of their work, points for attention and significant accounting issues. Issues related to the closing of the internal control audit SOX 2022, the SOX 2022 Certification, IFRS/SEC (20F) and the independent auditor’s evaluation of the quality and adequacy of internal control systems were submitted to and discussed with the Committee. The independent auditor of the Conglomerate and the auditor in charge of the independent audit of group companies submitted the material aspects of the audit of the parent company’s financial statements of the group companies and the consolidated financial statements of Itau Unibanco in accordance with generally accepted accounting principles in Brazil (“BRGAAP”) and International Financial Reporting Standards (“IFRS”) for the six-month period ended June 30, 2023. They have also informed the Committee that, during the audit of the financial statements, they did not identify any issues that could have had a material impact on regulatory capital, other regulatory indicators or on the information provided to regulators. As part of its duties, the Committee submitted to the Board the result of the negotiation process for the Conglomerate Independent Auditor fees for 2023, as well as it carried out the annual evaluation of PwC and EY. PwC and EY submitted to the Committee the audit planning and the technical team to be allocated to the independent audit of the Conglomerate in 2023, and compliance with the requirements for approval in the certification exam and minimum workload for participation in the continuing education program for professionals with managerial functions. A review was carried out by the Internal Auditors on the adequacy of the procedures adopted for hiring independent auditors to perform other non-audit services. Ensure the quality and integrity of the Financial Statements: The main criteria adopted in the preparation of the financial statements and notes thereto, the management report and the report of the independent auditors, were submitted in advance to the Committee by the Management, independent auditors, and the Internal Audit. Meetings were held with the Legal and Corporate Matters department (“AJAC”) to monitor any legal contingencies, with the officers responsible for monitoring the accounting processing control environment, and with the Finance department on the update of significant accounting and regulatory matters in connection with the preparation of the financial statements. The Financial Control Office (“DCF”) and the Internal Audit submitted to the Committee an analysis of the Allowance for Loan Losses (“ALL”). Meetings were held with the Credit and Individual and Corporate Recovery Offices to monitor risk control and management environment, with the Assets and Guarantee Products Office to monitor the environment and guarantee control management, DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2023 Ensure the quality and integrity of the Financial Statements: and with the Credit Risk and Modeling Office (“DRCM”) to monitor credit risk and models. Through meetings with the Financial Control Office (“DCF”), the Committee also monitored the preparation and disclosure of Itaú Unibanco’s consolidated financial statements, prepared in accordance with Brazilian accounting principles and IFRS standards, and monitored Itaú Unibanco’s budget and the MD&A report. Ensure compliance with legal and regulatory requirements: The Committee has monitored processes to check the Management’s compliance with legal and regulatory requirements and internal rules and regulations through its interactions with the independent and internal audit teams and the risk department. The Committee also held meetings with the Central Bank’s Banking Supervision Department (“BACEN/DESUP”), at which matters in progress in connection with the verification of regulatory issues were discussed. A meeting with the DCF was held to monitor the provisions of Resolution CMN No. 4,966/21 implementation plan. The Corporate Supervision Office (“DSC”) informed the Committee that it identified no incidents that fell into the materiality criteria defined in internal policy RG-16, which sets forth rules for receiving and addressing information related to any non-compliance with regulatory provisions and frauds or errors in Internal Controls, Accounting and Auditing (Global), with respect to errors or frauds reported by members of the Board of Directors, statutory committees and the Board of Officers, employees and third parties. In the case of complaints or public information reported, the Committee, when it deems applicable, requests the intervention of the Internal Audit, formalizing its request and the minimum procedures expected for investigation, if applicable. On March 24, 2023, PwC issued the Independent Auditors Report on the quality and adequacy of the internal control system and non-compliance with legal and regulatory provisions, prepared in connection with the review of the financial statements as of December 31, 2022, stating that, as a result of procedures applied, it did not identify any significant deficiencies in internal controls or noncompliance with legal and regulatory provisions that needed to be reported. Ensure compliance with legal and regulatory requirements – Anti-Money Laundering (AML), Counter-Terrorism Financing (CTF) and frauds: During the period, meetings were held with the Internal Audit, the Corporate Compliance and Anti- Money Laundering Office (“DCCPLD”), the Corporate Security Office (“DRO”) and the Corporate Security Office (“DSC”) in order to monitor any anti-money laundering/counter-terrorism financing (“AML/CTF”) and fraud activities in Brazil and Foreign Units (“FUs”). The DRO forwarded to the Committee the Report on the effectiveness of Internal Controls on Anti-Money Laundering and Counter-Terrorism Financing for 2022, in which it evidences its assessment of the effectiveness of the AML/CFT controls of Itaú Unibanco prudential conglomerate. Ensure the quality and effectiveness of internal control and risk management systems: Bimonthly meetings are held with the Chief Risk Officer (“CRO”) to monitor the control environment and the risk department strategy and management. At meetings held with the internal control, operational risk, technology department (“TD”), compliance, corporate security and internal audit departments and the business areas, the Committee has monitored significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control, risk and capital management systems in place. Meetings were also held with the executives in charge of the different business areas and products departments to monitor the control environment and risk management. The DRO submitted to the Committee the status of the issues reported in the Effectiveness Report of the Central Bank of Brazil issued in March 2023. Quarterly meetings were held with the DSC to discuss the information security (“IS”) and cyber security environment locally and in the foreign units, and also with the Credit Risk and Modeling Office (“DRCM”) for risk appetite monitoring purposes. In compliance with CMN Resolutions No. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2023 4,893, BACEN Resolution No. 85 and CVM Resolution No. 35, the DSC has issued the Annual Report on Significant cybersecurity Incidents for fiscal year 2022. Quarterly meetings were also held with the technology department to monitor the evolution of the control environment and information technology risk management. The Committee has monitored the implementation and performance of PIX and Open Finance. The Committee also monitors the governance of the Conglomerate’s environmental and social risk management in connection with environmental, social and climate risks through regular meetings held with the DCCPLD, DRCM and the Sustainability department. The Committee attends the meetings held by the Risk and Capital Management Committee, with the presence of its Chairperson in the capacity of observer, in order to monitor activities and ensure coordination with the Committee’s actions. Draw up the Regulation to govern its operation and monitor the Committee's obligations included in the Conglomerate's regulations and policies: The Committee annually reviews the Charter that governs its operations, and submits possible changes for the Board’s approval. The Committee's corporate policies and rules, updated in the period, were reviewed and approved. Regulators: The Committee was informed about the outcomes of the regulators’ inspections and findings and the corresponding management’s responses, receiving information from the Internal Audit and the Compliance departments about the follow-up of the issues raised by regulators in Brazil and in foreign units. Meetings were held with the supervisors from BACEN/DESUP and the Central Bank’s Conduct Supervision Department (“BACEN/DECON”), at which the issues raised by regulators and the main matters being monitored by the Committee were discussed. Internal Ombudsman’s Office and Client Relations: Meetings were held with BACEN/DECON and the business areas and support, legal department and the Internal Ombudsman’s Office to monitor the control environment and the progress of clientimpacting issues, including discussions on the Client Relations Policy, client complaint indicators in the many channels of communication and corresponding management’s response actions. The Committee was able to learn about the activities being carried out by the Internal Ombudsman’s Office to serve clients, with the presentation of this department’s projects, expectations and main points for attention. The Semi-Annual Report on its performance in the second half of 2022, which was prepared in accordance with regulatory requirements of the Central Bank of Brazil, CVM and group companies, was also discussed. The Committee has monitored the progress of ongoing actions to address any misconduct in terms of client relations. Foreign Units, Subsidiaries and Associates The Committee held meetings with executives from investees, the Internal Audit function and the Corporate Compliance and Anti-Money Laundering Office (“DCCPLD”), as well as with the officers of the Risk, Proprietary Business and Legal Wholesale departments, aimed to monitor the governance process in investees and partnerships. With respect to foreign unites, the Committee held meetings with local executives, CROs, Heads of the Internal Audit function and members of the Audit Committees of different foreign units, as well as with those in charge of these business at the head office, aimed to discuss operations, risk management and internal controls, with special attention on some issues that could have a more significant impact on the Conglomerate. Regular joint meetings with the Internal Audit, DCCPLD and DRO are held to monitor the control and risk management environment, including AML/CTF activities at foreign units. The Committee also monitored the operations of the different Audit Committees in view of the internal policies about their composition, quorum, and frequency of meetings and agenda of operations. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2023 Obligations included in the Conglomerate’s Regulations and Policies: The Committee’s members analyzed the Corporate Policies being updated, submitted by the DCCPLD, and reviewed their content, proposing changes and checking for any adjustments made by the Offices in charge. In compliance with its duties, the Committee gathered information and held meetings with the DCCPLD to monitor the execution of the 2023 planning and the presentation of indicators of the Corporate Integrity and Ethics Program and the Corporate Policy for the Prevention of Unlawful Acts. It also held meetings with the DSC to oversee the risk management strategy and corresponding processes and internal controls, as well as to monitor the Conglomerate’s information security projects and assess fraud prevention indicators. The Committee also analyzed the Compliance Report – CMN Resolution No. 4,595/2017 – Base Year 2022, reviewing its content and resolving on its approval. Assess management’s compliance with the recommendations made by the Committee: At the meetings held with the CEO and Board’s Co-chairpersons, the Committee monitors compliance with previously-made recommendations, and validated that these recommendations have been made. Set up and disclose procedures for receiving and handling information on non-compliance with legal and regulatory provisions and internal regulations and codes: Procedures for receiving and handling complaints are widely disclosed on the Conglomerate’s website and through other disclosure actions carried out by the Conglomerate. The Committee’s members analyzed the Whistleblowing Channel Report (CMN Resolution No. 4,859/20) – 2nd Half of 2022, reviewing its content and resolving on its approval. The Internal Audit submitted the assessment made on the integrity of the Whistleblowing Channel Report. The Committee oversees the Corporate Anti-Corruption Policy and Handling of Complaints Received based on information gathered and submitted by the DSC and other mechanisms available. Meet the supervisory council, board of officers and board of directors to discuss the policies, practices and procedures identified within the scope of their duties, and recommend to management changes to or improvements in policies, practices and procedures identified within the scope of its duties: Regular reports on the Committee’s activities were submitted to the Board and quarterly meetings were held together with the Board Co-chairpersons and the CEO of Itaú Unibanco Holding S.A. to discuss significant issues arising from the performance of their duties. The Committee meets the Supervisory Council on a quarterly basis. To carry out the activities and procedures described above, the Committee held a total of 155 meetings over 30 days in the period from February 15 to July 31, 2023, duly formalized in minutes, with the attendance of independent auditors, internal auditors, supervisors in charge of corporate risks and Corporate Compliance, and executives from the Conglomerate’s administrative, financial, information technology departments and business areas. In that same period, 13 meetings were held with the exclusive attendance of Committee’s members, aimed at addressing matters such as work planning, assessments of the independent audit and second line of defense areas, preparation of reports required by regulators, reviews and approval of Corporate Policies and the Whistleblowing Channel Report, review of the Annual General Stockholders’ Meeting (AGM) manual, review of the Form 20F (SEC), discussion of material topics and other administrative activities. DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2023 The Committee Financial Expert acts in the capacity of observer at the meetings of the Accounting Standards and Policies Council. Committee members participate in meetings of the Superior Balance Sheet Closing Committee. During the period, the Committee carried out its annual self-evaluation aimed at checking compliance with the rules issued by Brazilian and U.S. regulators and the best practices on the organization and operation of audit committees. While carrying out its activities, the Committee did not identify any incidents of fraud or non-compliance with laws and regulations or errors in internal controls, accounting and auditing that could compromise the continuity of the Conglomerate’s business. Conclusions Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the sixmonth period ended June 30, 2023: • the internal control systems, the compliance policy and the risk and capital management structures are appropriate, considering the size and complexity of the Conglomerate and its approved risk appetite. Compliance with the provisions in current regulation was monitored, with evidence of any detected deficiencies; • the coverage and quality of the Internal Audit work are good enough, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of any detected deficiencies. It operates with reasonable independence; • the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including compliance with the rules issued by CMN and Central Bank of Brazil, as well as with the international accounting standards issued by IASB; and • the information provided by PricewaterhouseCoopers Auditores Independentes (PwC) is fair, including that regarding the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of any detected deficiencies, on which the Committee bases its recommendations on financial statements. No situation has been identified that could impair the objectivity and independence of the Independent Auditors. Based on the work and assessments undertaken and taking into consideration the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the six-month period ended June 30, 2023. São Paulo, August 7, 2023. Audit Committee Maria Helena dos Santos Fernandes de Santana - Chairwoman Alexandre de Barros Fernando Barçante Tostes Malta Luciana Pires Dias Rogério Carvalho Braga Ricardo Baldin (Financial Expert) DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E (A free translation of the original in Portuguese) PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000, www.pwc.com.br DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Independent auditor's report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2023 and the statements of income, comprehensive income, changes in stockholders' equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2023 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2023, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our six-month period ended June 30, 2023 audit. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a Key Audit Matter How the matter was addressed - pwc DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 3 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Why it is a Key Audit Matter How the matter was addressed in the audit Provision for Loan Losses (Notes 2 (b) III, 2 (c) VIII e 6) The calculation of the provision for loan losses is subject to Management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves a number of assumptions and factors, including the counterparty's risk evaluation, the expected future cash flows, the estimated amounts of recovery and measurement of guarantees. The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses. Furthermore, management regularly reviews the judgments and estimates used in determining the Provision for Loan Losses. Considering the matters mentioned above, this continued to be an area of focus in our audit. Our audit procedures considered, among others: • Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and (v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in notes to the financial statements. • For the individually calculated provision for loan losses, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the expected future cash flows and the estimates of recovery of overdue receivables. • For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the main assumptions used to determine the loss and recovery estimates. • For selected data inputs for these models, and, when available and in a sample basis, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent. - pwc DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 4 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Why it is a Key Audit Matter How the matter was addressed in the audit Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (b) II, 2 (c) V, 2 (c) VI, 5 and 17) The fair value measurement of financial instruments with low liquidity and/or without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve Management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates. Our audit procedures consider, among others: • Tests of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures. • With the support of our specialists, we analyzed the main methodologies used to fair value these financial instruments and the assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the fair valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries' business evolution, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities remotely As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of assessment and tests of relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of technology infrastructure. - pwc DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 5 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Why it is a Key Audit Matter How the matter was addressed in the audit (home office), which caused the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2 (b) VII, 2 (c) XVI and 9) The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording, and disclosing the provisions and contingent liabilities required items, we continue to consider this an area of audit focus. We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes, are appropriate. - pwc DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 6 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC Other matters Statements of added value The parent company and consolidated statements of added value for the six-month period ended on June 30, 2023, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of added value". In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor's report The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor’s responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, pwc DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 7 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern. • Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the half-year ended June 30, 2023 and are therefore the key audit matters. pwc DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Itaú Unibanco Holding S.A. 8 DPT:\DEC\ITAUUNIBANCOHOLDINGBRGAAP22.DEC We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 7, 2023 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Ltda. Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 pwc DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2023 and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), August 07, 2023. IGOR BARENBOIM EDUARDO HIROYUKI MIYAKI Member Member DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344.902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of June 30, 2023. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; .. Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Summary of The Audit Committee Report; . Report of Independent Auditors; . Opinion of the Fiscal Council. The statements referred to were disclosed on August 07, 2023, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). Milton Maluhy Filho Alexsandro Broedel Lopes Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairman of the Audit Committee Arnaldo Alves dos Santos Accountant Ili DocuSign Envelope ID: CCB10887-F05E-4F21-9B37-89D3FF7A992E Certificate Of Completion Envelope Id: CCB10887F05E4F219B3789D3FF7A992E Status: Completed Subject: Itaú Unibanco Holding - BR GAAP 30.06.2023 (inglês) LoS / Área: Assurance (Audit, CMAAS) Tipo de Documento: Relatórios ou Deliverables Source Envelope: Document Pages: 169 Signatures: 1 Envelope Originator: Certificate Pages: 8 Initials: 0 Rafael Meta AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC-03:00) Brasilia Av. Francisco Matarazzo, 1400, Torre Torino, Água Branca São Paulo, SP 05001-100 rafael.meta@pwc.com IP Address: 134.238.159.65 Record Tracking Status: Original 07 August 2023 | 18:06 Holder: Rafael Meta rafael.meta@pwc.com Location: DocuSign Status: Original 07 August 2023 | 18:39 Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team @pwc.com Location: DocuSign Signer Events Signature Timestamp Emerson Laerte emerson.laerte@pwc.com PwC BR Security Level: Email, Account Authentication (None), Digital Certificate Signature Provider Details: Signature Type: ICP Smart Card Signature Issuer: AC SERASA RFB v5 Signer CPF: 12516071876 Signer Role: Sócio Signature Adoption: Pre-selected Style Using IP Address: 134.238.160.130 Sent: 07 August 2023 | 18:11 Viewed: 07 August 2023 | 18:36 Signed: 07 August 2023 | 18:39 Electronic Record and Signature Disclosure: Accepted: 09 May 2022 | 19:00 ID: fda1c949-af75-4dca-8d04-2905454253da Company Name: PwC In Person Signer Events Signature Timestamp Editor Delivery Events Status Timestamp Agent Delivery Events Status Timestamp Intermediary Delivery Events Status Timestamp Certified Delivery Events Status Timestamp Carbon Copy Events Status Timestamp Rafael Meta rafael.meta@pwc.com Security Level: Email, Account Authentication (None) Sent: 07 August 2023 | 18:39 Viewed: 07 August 2023 | 18:39 Signed: 07 August 2023 | 18:39 Electronic Record and Signature Disclosure: Not Offered via DocuSign Witness Events Signature Timestamp Notary Events Signature Timestamp Envelope Summary Events Status Timestamps Envelope Sent Hashed/Encrypted 07 August 2023 | 18:11 Certified Delivered Security Checked 07 August 2023 | 18:36 Signing Complete Security Checked 07 August 2023 | 18:39 Completed Security Checked 07 August 2023 | 18:39 Payment Events Status Timestamps Electronic Record and Signature Disclosure CONSENTIMENTO PARA RECEBIMENTO ELETRÔNICO DE REGISTROS ELETRÔNICOS E DIVULGAÇÕES DE ASSINATURA Registro Eletrônicos e Divulgação de Assinatura Periodicamente, a PwC poderá estar legalmente obrigada a fornecer a você determinados avisos ou divulgações por escrito. Estão descritos abaixo os termos e condições para fornecer-lhe tais avisos e divulgações eletronicamente através do sistema de assinatura eletrônica da DocuSign, Inc. (DocuSign). Por favor, leia cuidadosa e minuciosamente as informações abaixo, e se você puder acessar essas informações eletronicamente de forma satisfatória e concordar com estes termos e condições, por favor, confirme seu aceite clicando sobre o botão “Eu concordo” na parte inferior deste documento. Obtenção de cópias impressas A qualquer momento, você poderá solicitar de nós uma cópia impressa de qualquer registro fornecido ou disponibilizado eletronicamente por nós a você. Você poderá baixar e imprimir os documentos que lhe enviamos por meio do sistema DocuSign durante e imediatamente após a sessão de assinatura, e se você optar por criar uma conta de usuário DocuSign, você poderá acessá-los por um período de tempo limitado (geralmente 30 dias) após a data do primeiro envio a você. Após esse período, se desejar que enviemos cópias impressas de quaisquer desses documentos do nosso escritório para você, cobraremos de você uma taxa de R$ 0.00 por página. Você pode solicitar a entrega de tais cópias impressas por nós seguindo o procedimento descrito abaixo. Revogação de seu consentimento Se você decidir receber de nós avisos e divulgações eletronicamente, você poderá, a qualquer momento, mudar de ideia e nos informar, posteriormente, que você deseja receber avisos e divulgações apenas em formato impresso. A forma pela qual você deve nos informar da sua decisão de receber futuros avisos e divulgações em formato impresso e revogar seu consentimento para receber avisos e divulgações está descrita abaixo. Consequências da revogação de consentimento Se você optar por receber os avisos e divulgações requeridos apenas em formato impresso, isto retardará a velocidade na qual conseguimos completar certos passos em transações que te envolvam e a entrega de serviços a você, pois precisaremos, primeiro, enviar os avisos e divulgações requeridos em formato impresso, e então esperar até recebermos de volta a confirmação de que você recebeu tais avisos e divulgações impressos. Para indicar a nós que você mudou de ideia, você deverá revogar o seu consentimento através do preenchimento do formulário “Revogação de Consentimento” da DocuSign na página de assinatura de um envelope DocuSign, ao invés de assiná-lo. Isto indicará que você revogou seu consentimento para receber avisos e divulgações eletronicamente e você não poderá mais usar o sistema DocuSign para receber de nós, eletronicamente, as notificações e consentimentos necessários ou para assinar eletronicamente documentos enviados por nós. Electronic Record and Signature Disclosure created on: 22 November 2021 | 10:57 Parties agreed to: Emerson Laerte Todos os avisos e divulgações serão enviados a você eletronicamente A menos que você nos informe o contrário, de acordo com os procedimentos aqui descritos, forneceremos eletronicamente a você, através da sua conta de usuário da DocuSign, todos os avisos, divulgações, autorizações, confirmações e outros documentos necessários que devam ser fornecidos ou disponibilizados a você durante o nosso relacionamento Para mitigar o risco de você inadvertidamente deixar de receber qualquer aviso ou divulgação, nós preferimos fornecer todos os avisos e divulgações pelo mesmo método e para o mesmo endereço que você nos forneceu. Assim, você poderá receber todas as divulgações e avisos eletronicamente ou em formato impresso, através do correio. Se você não concorda com este processo, informe-nos conforme descrito abaixo. Por favor, veja também o parágrafo imediatamente acima, que descreve as consequências da sua escolha de não receber de nós os avisos e divulgações eletronicamente. Como contatar a PwC: Você pode nos contatar para informar sobre suas mudanças de como podemos contatá-lo eletronicamente, solicitar cópias impressas de determinadas informações e revogar seu consentimento prévio para receber avisos e divulgações em formato eletrônico, conforme abaixo: To contact us by email send messages to: fiche.alessandra@pwc.com Para nos contatar por e-mail, envie mensagens para: fiche.alessandra@pwc.com Para informar seu novo endereço de e-mail a PwC: Para nos informar sobre uma mudança em seu endereço de e-mail, para o qual nós devemos enviar eletronicamente avisos e divulgações, você deverá nos enviar uma mensagem por e-mail para o endereço fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail anterior, seu novo endereço de e-mail. Nós não solicitamos quaisquer outras informações para mudar seu endereço de e-mail. We do not require any other information from you to change your email address. Adicionalmente, você deverá notificar a DocuSign, Inc para providenciar que o seu novo endereço de e-mail seja refletido em sua conta DocuSign, seguindo o processo para mudança de e-mail no sistema DocuSign. Para solicitar cópias impressas a PwC: Para solicitar a entrega de cópias impressas de avisos e divulgações previamente fornecidos por nós eletronicamente, você deverá enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem: seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós cobraremos de você o valor referente às cópias neste momento, se for o caso. Para revogar o seu consentimento perante a PwC: Para nos informar que não deseja mais receber futuros avisos e divulgações em formato eletrônico, você poderá: (i) recusar-se a assinar um documento da sua sessão DocuSign, e na página seguinte, assinalar o item indicando a sua intenção de revogar seu consentimento; ou (ii) enviar uma mensagem de e-mail para fiche.alessandra@pwc.com e informar, no corpo da mensagem, seu endereço de e-mail, nome completo, endereço postal no Brasil e número de telefone. Nós não precisamos de quaisquer outras informações de você para revogar seu consentimento. Como consequência da revogação de seu consentimento para documentos online, as transações levarão um tempo maior para serem processadas. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process. Hardware e software necessários**: (i) Sistemas Operacionais: Windows® 2000, Windows® XP, Windows Vista®; Mac OS® (ii) Navegadores: Versões finais do Internet Explorer® 6.0 ou superior (Windows apenas); Mozilla Firefox 2.0 ou superior (Windows e Mac); Safari™ 3.0 ou superior (Mac apenas) (iii) Leitores de PDF: Acrobat® ou software similar pode ser exigido para visualizar e imprimir arquivos em PDF. (iv) Resolução de Tela: Mínimo 800 x 600 (v) Ajustes de Segurança habilitados: Permitir cookies por sessão ** Estes requisitos mínimos estão sujeitos a alterações. No caso de alteração, será solicitado que você aceite novamente a divulgação. Versões experimentais (por ex.: beta) de sistemas operacionais e navegadores não são suportadas. Confirmação de seu acesso e consentimento para recebimento de materiais eletronicamente: Para confirmar que você pode acessar essa informação eletronicamente, a qual será similar a outros avisos e divulgações eletrônicos que enviaremos futuramente a você, por favor, verifique se foi possível ler esta divulgação eletrônica e que também foi possível imprimir ou salvar eletronicamente esta página para futura referência e acesso; ou que foi possível enviar a presente divulgação e consentimento, via e-mail, para um endereço através do qual seja possível que você o imprima ou salve para futura referência e acesso. Além disso, caso concorde em receber avisos e divulgações exclusivamente em formato eletrônico nos termos e condições descritos acima, por favor, informe-nos clicando sobre o botão “Eu concordo” abaixo. 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